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HISOFT TECHNOLOGY INTERNATIONAL LIMITED INDEX TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS
INDEX TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS OF VANCEINFO TECHNOLOGIES INC.

Exhibit 99.2

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

        HiSoft Technology International Limited ("HiSoft") and VanceInfo Technologies Inc. ("VanceInfo") have agreed to a "merger of equals" business combination (the "merger") and have entered into an agreement and plan of merger dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012 (the "merger agreement"). Pursuant to the merger agreement, VanceInfo will survive as a wholly-owned subsidiary of HiSoft. Upon completion of the merger, the name of HiSoft will be changed to in Chinese and "Pactera Technology International Ltd." in English.

        Each of the board of directors of VanceInfo and HiSoft has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and has determined that the merger and related transactions are in the best interests of VanceInfo and its shareholders and HiSoft and its shareholders, respectively.

        Upon completion of the merger, VanceInfo shareholders will receive one HiSoft common share for each VanceInfo ordinary share and VanceInfo ADS holders will receive one HiSoft ADS for each VanceInfo ADS.

        The 1-for-1 exchange ratios and the completion of the merger are subject to the completion of (1) a proposed consolidation of the HiSoft shares in which every 13.9482 HiSoft common shares will be consolidated into one HiSoft common share (the "HiSoft Share Consolidation") and (2) an adjustment to the number of HiSoft common shares represented by each HiSoft ADS from 19 to one (the "HiSoft ADS Adjustment"). You should be aware that the exchange ratios are fixed and will not be adjusted to reflect price changes in the HiSoft ADSs or VanceInfo ADSs prior to the closing of the merger.

        Upon completion of the merger, based on the estimated number of VanceInfo ordinary shares and HiSoft common shares that will be outstanding immediately prior to the completion of the merger, we estimate that VanceInfo shareholders and VanceInfo ADS holders will own approximately 50% of the combined company and HiSoft shareholders and HiSoft ADS holders will own approximately 50% of the combined company immediately following the completion of the merger.

        The HiSoft ADSs are listed on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol "HSFT". The HiSoft ADSs will continue to be listed on NASDAQ following completion of the merger under the new trading symbol "PACT". The VanceInfo ADSs are listed on the New York Stock Exchange (the "NYSE") under the trading symbol "VIT", and will cease to be listed and traded following completion of the merger.

        For the 90 calendar days ending on August 9, 2012, the last full trading day prior to the public announcement by HiSoft and VanceInfo of the execution of the merger agreement, the average closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE were US$12.97 per HiSoft ADS and US$9.41 per VanceInfo ADS, respectively. For the 30 calendar days ending on August 9, 2012, the average closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE were US$11.74 per HiSoft ADS and US$8.88 per VanceInfo ADS, respectively. On August 9, 2012, the closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE were US$11.88 and US$9.94, respectively. On September 27, 2012, the latest practicable trading day before the filing of this joint proxy statement/prospectus, the closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE were US$10.26 and US$7.73, respectively. We urge you to obtain current trading prices for HiSoft ADSs and VanceInfo ADSs.

        Based on the average closing price of HiSoft ADSs on NASDAQ for the 90 calendar days ending on August 9, 2012, the ADS exchange ratio represented approximately US$9.52 in value for each VanceInfo ADS. Based on the average closing price of HiSoft ADSs on NASDAQ for the 30 calendar days ending on August 9, 2012, the ADS exchange ratio represented approximately US$8.62 in value for each VanceInfo ADS. Based on the closing price of HiSoft ADSs on NASDAQ on August 9, 2012, the ADS exchange ratio represented approximately US$8.72 in value for each VanceInfo ADS. Based on the closing price of HiSoft ADSs on NASDAQ on September 27, 2012, the ADS exchange ratio represented approximately US$7.53 in value for each VanceInfo ADS. Each of the foregoing implied values for each VanceInfo ADS has been calculated based on the ADS exchange ratio of one, after giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment.

        We cannot complete the merger unless the VanceInfo shareholders and the HiSoft shareholders approve various proposals related to the merger and the other transactions contemplated by the merger agreement. VanceInfo and HiSoft will each hold extraordinary general meetings of their respective shareholders in connection with the proposed merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either extraordinary general meeting in person, please submit a proxy or ADS voting instruction card to vote as promptly as possible so that your shares (including shares represented by ADSs) may be represented and voted at the VanceInfo or HiSoft extraordinary general meeting, as applicable.

        At the VanceInfo extraordinary general meeting, VanceInfo shareholders will be asked to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. At the HiSoft extraordinary general meeting, HiSoft shareholders will be asked to authorize and approve (1) the HiSoft Share Consolidation, (2) an alteration to the conditions of the HiSoft Memorandum of Association to increase HiSoft's share capital and the number of authorized HiSoft shares to 120,000,000 (the "HiSoft Capital Increase") after giving effect to the HiSoft Share Consolidation, (3) the issuance of HiSoft shares, including HiSoft shares underlying HiSoft ADSs, as consideration for the merger (the "HiSoft Share Issuance") and (4) an amendment to the Memorandum and Articles of Association of HiSoft to reflect the change of HiSoft's legal name from "HiSoft Technology International Limited" to in Chinese and "Pactera Technology International Ltd." in English, and to delete the additional or casting vote granted to the chairman of the meeting of the board of directors of HiSoft in the case of any equality of votes (the "HiSoft Articles Amendments").

        VanceInfo's board of directors (the "VanceInfo Board") unanimously recommends that holders of VanceInfo shares and VanceInfo ADSs vote "FOR" the resolutions to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. HiSoft's board of directors (the "HiSoft Board") unanimously recommends that holders of HiSoft shares and HiSoft ADSs vote "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments.

        This joint proxy statement/prospectus provides the shareholders and ADS holders of HiSoft and VanceInfo with detailed information about the shareholder meetings and the merger, including certain conditions to the completion of the merger. You can also obtain information from publicly available documents filed with or furnished to the Securities and Exchange Commission (the "SEC") by HiSoft and VanceInfo, respectively. We encourage you to read this entire document carefully before voting. In particular, you should carefully consider the section entitled "Risk Factors" beginning on page 39.

        We look forward to the successful completion of the merger of HiSoft and VanceInfo.

Very sincerely yours,

Tiak Koon Loh Chief Executive Officer HiSoft Technology International Limited	Chris Shuning Chen Chief Executive Officer VanceInfo Technologies Inc.

        Neither the SEC nor any state securities regulator has approved or disapproved of the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence.

        This joint proxy statement/prospectus is dated October 3, 2012 and is expected to first be mailed to the shareholders and ADS holders of VanceInfo and HiSoft on or after October 5, 2012.

 THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about HiSoft and VanceInfo from other documents that are not included in or delivered with this joint proxy statement/prospectus. Please see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively, for more details.

        You can obtain any of the documents filed with or furnished to the SEC by HiSoft or VanceInfo at no cost from the SEC's website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this joint proxy statement/prospectus, at no cost by contacting either HiSoft or VanceInfo.

        HiSoft will provide you with copies of the documents it has filed with the SEC relating to HiSoft, without charge, upon written request to:

  HiSoft Technology International Limited
  Building C-4, No. 66 Xixiaokou Road, Haidian District
  Beijing 100192, People's Republic of China
  Attention: Ross Warner
  Facsimile: + 86-411-8479-1350
  Email:   investor_relations@hisoft.com

        VanceInfo will provide you with copies of the documents it has filed with the SEC relating to VanceInfo, without charge, upon written request to:

  VanceInfo Technologies Inc.
  3/F Building 8, Zhongguancun Software Park, Haidian District
  Beijing 100193, People's Republic of China
  Attention: Sheryl Zhang
  Facsimile: + 86-10-8282-5268
  Email:   ir@vanceinfo.com

        You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Ipreo, the proxy solicitor for HiSoft and VanceInfo:

  Ipreo -- Global Markets Intelligence
  10/F Central Building,
  1-3 Pedder Street
  Hong Kong SAR
  China
  Tel: +852 3975 2610
  Facsimile: + 852 3975 2800
  Email:   proxyteamasia@ipreo.com

        In order for you to receive timely delivery of the documents in advance of the relevant shareholder meeting, you must request the documents no later than five business days prior to the relevant shareholder meeting, or October 30, 2012.

 ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

        This document, which forms part of a registration statement on Form F-4 filed with the SEC by HiSoft (File No. 333-183688), constitutes a prospectus of HiSoft under Section 5 of the U.S. Securities Act of 1933, as amended (the "Securities Act"), with respect to the HiSoft shares to be issued to VanceInfo shareholders and the HiSoft ADSs to be issued to VanceInfo ADS holders in the merger pursuant to the merger agreement. This document is also (1) a notice of meeting and a proxy statement under Cayman Islands law with respect to the HiSoft EGM, at which HiSoft shareholders will be asked to consider and vote upon proposals to approve, among other things, the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, and (2) a notice of meeting and a proxy statement under Cayman Islands law with respect to the VanceInfo EGM, at which VanceInfo shareholders will be asked to consider and vote upon a proposal to authorize and approve the merger agreement, the plan of merger, the merger and certain related proposals.

        No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this joint proxy statement/prospectus, and, if given or made, such information must not be relied upon as having been authorized. This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of the joint proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and neither HiSoft nor VanceInfo accepts any liability in relation to any such restrictions.

        Neither the distribution of this joint proxy statement/prospectus nor the issuance by HiSoft of HiSoft shares or HiSoft ADSs in connection with the merger shall, under any circumstances, create any implication that there has been no change in the affairs of HiSoft or VanceInfo since the date of this joint proxy statement/prospectus or that the information contained in this joint proxy statement/prospectus is correct as of any time subsequent to its date.

        Information contained in this joint proxy statement/prospectus regarding HiSoft has been provided by HiSoft and information contained in this joint proxy statement/prospectus regarding VanceInfo has been provided by VanceInfo.

        Unless otherwise indicated and except where the context otherwise requires, references in this joint proxy statement/prospectus to:

  •
  "China" or "PRC" or "mainland China" refers to People's Republic of China, excluding, for the purpose of this joint proxy statement/prospectus only, Taiwan, Hong Kong and Macau; and "Greater China" refers to mainland China, Taiwan, Hong Kong and Macau;

  •
  "VanceInfo" refers to VanceInfo Technologies Inc., an exempted company with limited liability organized under the laws of the Cayman Islands, and, unless the context otherwise requires, its subsidiaries and consolidated affiliated entities;

  •
  "HiSoft" refers to HiSoft Technology International Limited, an exempted company with limited liability organized under the laws of the Cayman Islands, and, unless the context otherwise requires, its subsidiaries and consolidated affiliated entities; and

  •
  all references to "RMB" or "Renminbi" are to the legal currency of China, and all references to "$," "dollars," "US$" and "U.S. dollars" are to the legal currency of the United States.

HiSoft Technology International Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON November 6, 2012

Dear Shareholder:

        NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "HiSoft EGM") of HiSoft Technology International Limited ("HiSoft") will be held at the offices of Fangda Partners at 21/F, China World Tower, No. 1, Jian Guo Men Wai Avenue, Beijing 100004, PRC on November 6, 2012, beginning at 9:00 a.m. (Beijing time).

        Only holders of HiSoft shares of record on the close of business on October 12, 2012 (Beijing time) (the "HiSoft share record date") or their proxy holders are entitled to vote at the HiSoft EGM or any adjournment or postponements thereof. The chairman of HiSoft's board of directors has undertaken to demand poll voting at the HiSoft EGM. Accordingly, voting at the HiSoft EGM will take place by poll voting, with each HiSoft shareholder having one vote for each HiSoft share held as of the close of business on the HiSoft share record date.

        Holders of HiSoft shares will vote on each of the resolutions outlined below.

        At the HiSoft EGM, the following resolutions will be considered and voted upon:

  •
  RESOLVED, as an ordinary resolution:

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments (each as defined below), the consolidation of the share capital of HiSoft, in which every 13.9482 issued and unissued common shares, par value US$0.0001 per share, of HiSoft would be consolidated into one common share, par value US$0.00139482 per share, of HiSoft (such consolidation of the share capital of HiSoft, the "HiSoft Share Consolidation"), such that following the HiSoft Share Consolidation, the authorized share capital of HiSoft would be US$87,200 divided into 62,517,028 common shares, par value US$0.00139482 per share, of HiSoft, be and hereby is authorized and approved;

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Share Issuance and the HiSoft Articles Amendments (each, as defined below), upon the passing of the above resolution authorizing and approving the HiSoft Share Consolidation, the increase in the authorized share capital of HiSoft to US$167,378.40 divided into 120,000,000 common shares, par value US$0.00139482 per share, by the creation of an additional 57,482,972 common shares, par value US$0.00139482 per share, each to rank pari passu in all respects with the existing common shares (the "HiSoft Capital Increase"), be and hereby is authorized and approved;

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Articles Amendments (as defined below), the allotment and issue of HiSoft common shares, par value US$0.00139482 per share, including HiSoft shares underlying HiSoft American depositary shares (the "HiSoft Share Issuance"), that constitute the consideration for the merger (the "merger") pursuant to and in accordance with the terms and conditions set forth in the agreement and plan of merger dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012 (the "merger agreement"), by and among HiSoft, VanceInfo Technologies Inc. ("VanceInfo"), an exempted company with limited liability incorporated under the laws of the Cayman Islands, Chemistry Merger Sub Inc. ("Merger Sub"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft, and Chemistry Merger Sub II Inc. ("Merger Sub II"), an exempted company with limited liability incorporated under the laws of the Cayman Islands, be and hereby is authorized and approved; and

  •
  RESOLVED, as a special resolution:

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance, the name of HiSoft be changed from "HiSoft Technology International Limited" to in Chinese and "Pactera Technology International Ltd." in English, with effect from the effective time of the merger;

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance, the memorandum of association of HiSoft be amended from the effective time of the merger as follows (the "Amended Memorandum"):

    (i)
    Clause 1 of the memorandum of association be deleted in its entirety and replaced by the following:

      "1. The name of the company is "Pactera Technology International Ltd." in English and in Chinese."; and

    (ii)
    Clause 6 of the memorandum of association be deleted in its entirety and replaced by the following:

      "6. The authorized share capital of the Company is US$167,378.40 divided into 120,000,000 common shares of par value US$0.00139482 each ("Common Shares") with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2011 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any condition or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares.";

    THAT, conditioned on the requisite vote being obtained to pass the HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance, the articles of association of HiSoft be amended with effect from the effective time of the merger as follows (the "Amended Articles" and, together with the Amended Memorandum, the "HiSoft Articles Amendments"):

    (i)
    Under Article 2(1), the definition of the "Company" be amended as follows:

      "Company" "Pactera Technology International Ltd." in English and in Chinese."

    (ii)
    The last sentence of Article 114, as set forth below, be deleted in its entirety:

      "In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote."; and

  •
  RESOLVED, as an ordinary resolution:

    THAT in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments proposed at the HiSoft EGM, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies.

        The resolutions relating to the HiSoft Share Consolidation, HiSoft Capital Increase, HiSoft Share Issuance and the HiSoft Articles Amendments are conditioned on each other and the approval of each is required for the completion of the merger.

        HiSoft has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4, which includes a prospectus of HiSoft relating to the HiSoft Share Issuance and which also functions as a joint proxy statement of HiSoft and VanceInfo under Cayman Islands law (the "joint proxy statement/prospectus"). This joint proxy statement/prospectus further describes to the matters to be considered at the meeting. The merger agreement (including the amendment thereto) is in the form attached as Appendix A to this joint proxy statement/prospectus, which will be produced and made available for inspection at the HiSoft EGM. Pursuant to the merger agreement, Merger Sub will be merged with and into VanceInfo, with VanceInfo continuing as the surviving entity and as a wholly-owned subsidiary of HiSoft, and immediately thereafter, VanceInfo will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and as a wholly-owned subsidiary of HiSoft.

        If you own HiSoft ADSs on the close of business on September 25, 2012 (New York City time) (the "HiSoft ADS record date"), you cannot vote your ADSs at the HiSoft EGM directly, but you may instruct Deutsche Bank Trust Company Americas (the "HiSoft depositary"), as depositary under a deposit agreement, dated as of June 29, 2010, by and among HiSoft, the HiSoft depositary and all holders and beneficial owners of HiSoft ADSs evidenced by American depositary receipts issued thereunder (the "HiSoft Deposit Agreement"), as the legal owner of HiSoft shares underlying HiSoft ADSs, how to vote the HiSoft shares underlying your ADSs. The HiSoft depositary must receive such instructions no later than noon (New York City time) on November 1, 2012 in order to vote the underlying HiSoft shares at the HiSoft EGM. Alternatively, you may vote at the HiSoft EGM if you surrender your HiSoft ADSs to the HiSoft depositary, pay the HiSoft depositary's fees required for such surrender, provide instructions for the registration of the corresponding HiSoft shares, and certify that you have not given, and will not give, voting instructions as to the HiSoft ADSs (or alternatively, you will not vote the HiSoft shares), before the close of business on October 8, 2012 (New York City time), and become a holder of HiSoft shares by the close of business on October 12, 2012 (Hong Kong time). In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your HiSoft ADSs if you wish to vote at the HiSoft EGM.

        After careful consideration, HiSoft's board of directors has unanimously (1) approved the merger agreement, the plan of merger, the merger and the other transactions contemplated by the merger agreement, (2) directed that the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments be submitted to HiSoft shareholders for authorization and approval, and (3) recommended that holders of HiSoft shares and HiSoft ADSs authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments.

        Accordingly, the HiSoft Board recommends that holders of HiSoft shares and HiSoft ADSs vote "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments and "FOR" the resolutions to authorize and approve the adjournment of the HiSoft EGM to a later date or dates if necessary to solicit additional proxies.

        The HiSoft Share Consolidation must be authorized and approved by an affirmative vote of at least a majority of the shareholders of HiSoft as, being entitled to do so, vote in person or by proxy at the HiSoft EGM. The HiSoft Capital Increase must be authorized and approved by an affirmative vote of at least a majority of the shareholders of HiSoft as, being entitled to do so, vote in person or by proxy at the HiSoft EGM. The HiSoft Share Issuance must be authorized and approved by an affirmative vote of at least a majority of the shareholders of HiSoft as, being entitled to do so, vote in person or by proxy at the HiSoft EGM. The HiSoft Articles Amendments must be authorized and approved by an affirmative vote of at least two-thirds of the shareholders of HiSoft as, being entitled to do so, vote in person or by proxy at the HiSoft EGM.

        Regardless of the number of HiSoft shares that you own, your vote is very important. Whether or not you plan to attend the HiSoft EGM, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by HiSoft no later than 9:00 a.m. on November 2, 2012 (Beijing time) so that your HiSoft shares will be represented and may be voted at the HiSoft EGM. If you receive more than one proxy card because you own HiSoft shares that are registered in different names, please vote all of your HiSoft shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

        Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the HiSoft EGM and vote your HiSoft shares in person. Please note, however, that if your HiSoft shares are held of record by a broker, bank or other nominee and you wish to vote at the HiSoft EGM in person, you must obtain from the record holder a proxy issued in your name.

        If you submit a valid proxy card without indicating how you wish to vote, (1) the HiSoft shares represented by that proxy card will be voted "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, and (2) the HiSoft shares represented by that proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies, unless the HiSoft shareholder appoints a person other than the chairman of HiSoft EGM as proxy, in which case the HiSoft shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. HiSoft shareholders who fail to cast their vote in person or by submitting a valid proxy and will not have their votes counted.

        Further, if holders of HiSoft ADSs do not give voting instructions to the HiSoft depositary, they will be deemed to have instructed the HiSoft depositary to give a discretionary proxy to a person designated by HiSoft (the "HiSoft Designee") under the HiSoft Deposit Agreement, unless HiSoft informs the HiSoft depositary that (1) HiSoft does not wish such discretionary proxy to be given, (2) HiSoft is aware or should reasonably be aware that substantial opposition exists from holders of HiSoft ADSs against the outcome for which the HiSoft Designee would otherwise vote, or (3) the outcome for which the HiSoft Designee would otherwise vote would materially and adversely affect the rights of the holders of HiSoft shares. It is HiSoft's intention that the HiSoft Designee votes all such unvoted HiSoft shares (1) "FOR" the resolutions to authorize and approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments at the HiSoft EGM and (2) "FOR" any resolution to adjourn the HiSoft EGM, if necessary.

        PLEASE DO NOT SEND YOUR HISOFT SHARE CERTIFICATES OR HISOFT AMERICAN DEPOSITARY RECEIPTS (ADRs) EVIDENCING HISOFT ADSs AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR HISOFT SHARE CERTIFICATES OR HISOFT ADRs.

        If you have any questions or need assistance in voting your HiSoft shares or HiSoft ADSs, please contact Mr. Ross Warner, by telephone at +86-10-5987-5865, or email investor_relations@hisoft.com.

Notes:

        1.     If a HiSoft share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of HiSoft who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

        2.     The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing or, if the appointer is a corporation, either under seal or under the hand of an officer, attorney or other person authorized to sign the same.

        3.     A proxy need not be a member (registered shareholder) of HiSoft.

        4.     Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal prior to the HiSoft EGM, or revocation of the proxy or of the authority under which the proxy was executed, unless notice in writing of such death, insanity or revocation was received by HiSoft at HiSoft Technology International Limited, Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People's Republic of China, at least two hours before the commencement of the HiSoft EGM or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

By Order of the Board of Directors,

Name:	Tiak Koon Loh
Title:	Director and Chief Executive Officer
October 3, 2012

VanceInfo Technologies Inc.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 6, 2012

Dear Shareholder:

        NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "VanceInfo EGM") of VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo"), will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China on November 6, 2012, beginning at 9:00 a.m. (Beijing time).

        Only holders of VanceInfo shares of record on the close of business on October 12, 2012 (Beijing time) (the "VanceInfo share record date") or their proxy holders are entitled to vote at the VanceInfo EGM or any adjournment or postponements thereof. The chairman of VanceInfo's board of directors has undertaken to demand poll voting at the VanceInfo EGM. Accordingly, voting at the VanceInfo EGM will take place by poll voting, with each VanceInfo shareholder having one vote for each VanceInfo share held as of the close of business on the VanceInfo share record date.

        Holders of VanceInfo shares will vote on each of the resolutions outlined below.

        At the VanceInfo EGM, the following resolutions will be considered and voted upon:

  •
  RESOLVED, as a special resolution:

    THAT (1) the agreement and plan of merger, dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), VanceInfo, Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), and Chemistry Merger Sub II Inc. ("Merger Sub II"), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "merger agreement"), in the form attached as Appendix A to this joint proxy statement/prospectus and which will also be produced and made available for inspection at the VanceInfo EGM, (2) the plan of merger (the "plan of merger") by and among VanceInfo and Merger Sub in the form attached as Annex A to the merger agreement and which will also be produced and made available for inspection at the VanceInfo EGM, pursuant to which Merger Sub will merge with and into VanceInfo (the "merger") and (3) the transactions contemplated thereby, including the merger, are authorized and approved; and

  •
  RESOLVED, as an ordinary resolution:

  •
  THAT in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies.

        HiSoft has filed with the SEC a registration statement on Form F-4, which includes the joint proxy statement/prospectus. The joint proxy statement/prospectus further describes to the matters to be considered at the meeting.

        If you own VanceInfo ADSs on the close of business on October 5, 2012 (New York City time) (the "VanceInfo ADS record date"), you cannot vote your ADSs at the VanceInfo EGM directly, but you may instruct JPMorgan Chase Bank, N.A., (the "VanceInfo depositary"), as depositary under a deposit agreement, dated as of December 11, 2007, by and among VanceInfo, the VanceInfo depositary and all holders and beneficial owners of VanceInfo ADSs evidenced by American depositary receipts issued thereunder (the "VanceInfo Deposit Agreement"), as the holder of VanceInfo shares underlying VanceInfo ADSs, how to vote the VanceInfo shares underlying your ADSs. The VanceInfo depositary must receive such instructions no later than noon (New York City time) on November 1, 2012 in order to vote the underlying VanceInfo shares at the VanceInfo EGM. Alternatively, you may vote at the VanceInfo EGM if you surrender your VanceInfo ADSs to the VanceInfo depositary before the close of business on October 8, 2012 (New York City time), and become a holder of VanceInfo shares by the close of business on October 12, 2012 (Hong Kong time). In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your VanceInfo ADSs if you wish to vote at the VanceInfo EGM.

        After careful consideration, VanceInfo's board of directors has unanimously (1) approved the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, (2) directed that the same be submitted to VanceInfo shareholders for authorization and approval, and (3) recommended that holders of VanceInfo shares and VanceInfo ADSs authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger.

        Accordingly, the VanceInfo Board recommends that holders of VanceInfo shares and VanceInfo ADSs vote "FOR" the resolutions to authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, and "FOR" the resolution to authorize and approve the adjournment of the VanceInfo EGM to a later date or dates if necessary to solicit additional proxies.

        The resolution to authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, must be authorized and approved by an affirmative vote of at least two-thirds of the shareholders of VanceInfo as, being entitled to do so, vote in person or by proxy at the VanceInfo EGM. The resolution to authorize and approve the adjournment of the VanceInfo EGM to a later date or dates if necessary to solicit additional proxies must be authorized and approved by an affirmative vote of at least a majority of the shareholders of VanceInfo as, being entitled to do so, vote in person or by proxy at the VanceInfo EGM.

        Regardless of the number of VanceInfo shares that you own, your vote is very important. Whether or not you plan to attend the VanceInfo EGM, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by VanceInfo no later than 9:00 a.m. on November 2, 2012 (Hong Kong time) so that your VanceInfo shares will be represented and may be voted at the VanceInfo EGM. If you receive more than one proxy card because you own VanceInfo shares that are registered in different names, please vote all of your VanceInfo shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

        Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the VanceInfo EGM and vote your VanceInfo shares in person. Please note, however, that if your VanceInfo shares are held of record by a broker, bank or other nominee and you wish to vote at the VanceInfo EGM in person, you must obtain from the record holder a proxy issued in your name.

        If you submit a valid proxy card without indicating how you wish to vote, (1) the VanceInfo shares represented by that proxy card will be voted "FOR" the resolution to authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, and (2) the VanceInfo shares represented by that proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies, unless the VanceInfo shareholder appoints a person other than the chairman of VanceInfo EGM as proxy, in which case the VanceInfo shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. VanceInfo shareholders who fail to cast their vote in person or by submitting a valid proxy card will not have their votes counted.

        Further, if holders of VanceInfo ADSs mark the box in the proxy card to indicate that they wish to give a discretionary proxy to a person designated by VanceInfo (the "VanceInfo Designee"), the VanceInfo shares underlying these VanceInfo ADSs will be voted by VanceInfo Designee in his or her discretion. It is VanceInfo's intention that the VanceInfo Designee votes all such unvoted VanceInfo shares (1) "FOR" the resolution to authorize and approve the merger agreement, the plan of merger, and the transactions contemplated thereby, including the merger, at the VanceInfo EGM and (2) "FOR" any resolution to adjourn the VanceInfo EGM, if necessary.

        VANCEINFO SHAREHOLDERS AND ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE VANCEINFO SHARES, INCLUDING VANCEINFO SHARES UNDERLYING THEIR VANCEINFO ADSs.

        PLEASE DO NOT SEND YOUR VANCEINFO SHARE CERTIFICATES OR VANCEINFO AMERICAN DEPOSITARY RECEIPTS ("ADRs") EVIDENCING ADSs AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR VANCEINFO SHARE CERTIFICATES OR VANCEINFO ADRs.

        If you have any questions or need assistance in voting your VanceInfo shares or VanceInfo ADSs, please contact Ms. Sheryl Zhang, by facsimile at +86 10-8282-5268, or email ir@vanceinfo.com.

Notes:

        1.     If a VanceInfo share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of VanceInfo who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

        2.     The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing or, if the appointer is a corporation, either under seal or under the hand of an officer, attorney or other person authorized to sign the same.

        3.     A proxy need not be a member (registered shareholder) of VanceInfo.

        4.     Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal prior to the VanceInfo EGM, or revocation of the proxy or of the authority under which the proxy was executed, unless notice in writing of such death, insanity or revocation was received by VanceInfo at VanceInfo Technologies Inc. 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China, at least two hours before the commencement of the VanceInfo EGM or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

By Order of the Board of Directors,

Name:	Chris Shuning Chen
Title:	Chairman of the Board of Directors and Chief Executive Officer
October 3, 2012

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE GENERAL
MEETINGS OF HISOFT AND VANCEINFO

        The following are some questions that you may have regarding the merger, extraordinary general meeting of HiSoft shareholders (the "HiSoft EGM) and the extraordinary general meeting of the VanceInfo shareholders (the "VanceInfo EGM") and brief answers to those questions. HiSoft and VanceInfo urge you to read carefully this entire joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger, HiSoft EGM and VanceInfo EGM. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. Please see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively.

Q:
What is this document?

A:
HiSoft has agreed to acquire all of the outstanding VanceInfo shares and VanceInfo ADSs pursuant to the terms of the merger agreement and the plan of merger that are described in this joint proxy statement/prospectus. A copy of the merger agreement (including the amendment thereto) is attached to this joint proxy statement/prospectus as Appendix A, and the form of the plan of merger is attached as Annex A to the merger agreement.

  In order to complete the merger, VanceInfo shareholders must vote to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and HiSoft shareholders must vote to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments. This joint proxy statement/prospectus contains important information about HiSoft, VanceInfo, the merger, the HiSoft EGM, the VanceInfo EGM and other background information so that you can make an informed investment decision, and you should read this information carefully.

  This joint proxy statement/prospectus is (1) a proxy statement for HiSoft under Cayman Islands law because the HiSoft Board is soliciting proxies from HiSoft shareholders, (2) a proxy statement for VanceInfo under Cayman Islands law because the VanceInfo Board is soliciting proxies from VanceInfo shareholders, and (3) a prospectus of HiSoft with respect to the HiSoft shares to be issued to VanceInfo shareholders and the HiSoft ADSs to be issued to VanceInfo ADS holders in the merger pursuant to the merger agreement.

Q:
Why did I receive the shareholder's meeting notice and voting materials?

A:
HiSoft shareholders and ADS holders received the notice of HiSoft EGM and voting materials and were directed to this document because such HiSoft shareholders owned HiSoft shares as of the HiSoft share record date and such HiSoft ADS holders owned HiSoft ADSs as of the HiSoft ADS record date. VanceInfo shareholders and ADS holders received the notice of VanceInfo EGM and voting materials (including this joint proxy statement/prospectus) because such VanceInfo shareholders owned VanceInfo shares as of the VanceInfo share record date and such VanceInfo ADS holders owned VanceInfo ADSs as of the VanceInfo ADS record date.

  If you are a HiSoft shareholder, you can vote your HiSoft shares without attending the HiSoft EGM in person by completing and returning the proxy card for the HiSoft EGM mailed to you. If you are a HiSoft ADS holder, you can vote your HiSoft ADSs without converting your HiSoft ADSs into HiSoft shares or attending the HiSoft EGM in person by completing and returning the ADS voting instruction card mailed to you.

  If you are a VanceInfo shareholder, you can vote your VanceInfo shares without attending the VanceInfo EGM in person by completing and returning the proxy card for the VanceInfo EGM mailed to you. If you are a VanceInfo ADS holder, you can vote your VanceInfo ADSs without converting your VanceInfo ADSs into VanceInfo shares or attending the VanceInfo EGM in person by completing and returning the ADS Voting instruction card mailed to you.

 Questions and Answers Relating to the Merger and Related Transactions

Q:    What is the merger?

A:
The merger is the strategic combination of HiSoft and VanceInfo pursuant to the merger agreement. Once the closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into VanceInfo, with VanceInfo surviving as a wholly-owned subsidiary of HiSoft. Immediately thereafter, VanceInfo will be merged with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of HiSoft (the "second step merger"). As a result of the merger, the VanceInfo ADSs will no longer be listed on the NYSE, VanceInfo will cease to be a publicly-traded company, the VanceInfo ADSs and the underlying VanceInfo shares will be deregistered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the VanceInfo ADS program will terminate. HiSoft anticipates that, immediately following the merger, the VanceInfo ADS holders and VanceInfo shareholders prior to the merger will own approximately 50% of the combined company's outstanding share capital on a fully diluted basis.

Q:
What will a holder of VanceInfo shares or VanceInfo ADSs receive in the merger?

A:
At the effective time of the merger, each outstanding VanceInfo share will be converted into the right to receive one HiSoft share (the "share exchange ratio") and each outstanding VanceInfo ADS will be converted into the right to receive one HiSoft ADS (the "ADS exchange ratio"). The 1-for-1 exchange ratios are subject to the completion of the HiSoft Share Consolidation and HiSoft ADS Adjustment, as described in more detail under "The Merger Agreement and Plan of Merger—Merger Consideration" on page 101.

Q:
Can the value of the merger consideration to be received by holders of VanceInfo shares or VanceInfo ADSs change between now and the time the merger is completed?

A:
Yes. The 1-for-1 exchange ratios are fixed, whereas the value of the per share and per ADS merger consideration to be delivered to VanceInfo shareholders and ADS holders, respectively, under the merger agreement will fluctuate based on the trading price for HiSoft ADSs on NASDAQ. The market value of the HiSoft shares and HiSoft ADSs that VanceInfo shareholders and VanceInfo ADS holders will respectively receive in the merger may be different at the time the merger is completed than it was at the time the merger agreement was signed or will be at the time of the VanceInfo EGM or the time of the HiSoft EGM. As of September 27, 2012, the closing price of HiSoft ADSs on NASDAQ was US$10.26 per ADS. VanceInfo shareholders are urged to obtain current trading prices for HiSoft ADSs on the website of NASDAQ at http://www.nasdaq.com/ before voting. This website is not incorporated by reference in this joint proxy statement/prospectus.

Q:
How will the HiSoft Share Consolidation and HiSoft ADS Adjustment impact the existing HiSoft shares and HiSoft ADSs?

A:
If you are currently a HiSoft shareholder, following completion of the HiSoft Share Consolidation, you will own one HiSoft common share for every 13.9482 HiSoft common shares you owned immediately prior to the completion of the HiSoft Share Consolidation. The aggregate value of the HiSoft common shares held by each HiSoft shareholder will not change solely as a result of the HiSoft Share Consolidation or the HiSoft ADS Adjustment. Please see "The Merger Agreement and Plan of Merger—HiSoft Share Consolidation" for an illustration of the effect of the HiSoft Share Consolidation on HiSoft shareholders.

  If you are currently a HiSoft ADS holder, following completion of the HiSoft ADS Adjustment, each HiSoft ADS you hold will represent one HiSoft share (instead of 19 HiSoft shares). The number of ADSs owned by each HiSoft ADS holder and the aggregate value of the HiSoft ADSs owned by each HiSoft ADS holder will not change solely as a result of the HiSoft ADS Adjustment or the HiSoft Share Consolidation. Please see "The Merger Agreement and Plan of Merger—HiSoft ADS Adjustment" for an illustration of the effect of the HiSoft ADS Adjustment on HiSoft ADS holders.

Q:
When will the HiSoft Share Consolidation and HiSoft ADS Adjustment occur?

A:
HiSoft expects that the HiSoft Share Consolidation and the HiSoft ADS Adjustment will occur immediately prior to the effective time of the merger. Prior to that time, existing HiSoft shares will not be consolidated or otherwise affected, and existing HiSoft ADSs will continue to represent 19 HiSoft shares.

Q:
What steps must be taken by existing HiSoft shareholders and HiSoft ADS holders in connection with the HiSoft Share Consolidation and HiSoft ADS Adjustment?

A:
Promptly following the HiSoft Share Consolidation becoming effective, HiSoft will deliver a letter of transmittal to each HiSoft shareholder who holds certificates evidencing his or her HiSoft shares. This letter will explain the procedures for a HiSoft shareholder to surrender his or her existing certificates evidencing HiSoft shares in exchange for new certificates evidencing the new number of HiSoft shares owned by such HiSoft shareholder after completion of the HiSoft Share Consolidation. Please see "The Merger Agreement and Plan of Merger—HiSoft Share Consolidation" for detailed description of the exchange procedures for certificates evidencing HiSoft shares in connection with the HiSoft Share Consolidation. If you are an existing HiSoft shareholder who owns uncertificated HiSoft shares, you do not need to take any action in connection with the HiSoft Share Consolidation. Following the HiSoft Share Consolidation, HiSoft's share registrar will update the HiSoft register of members to reflect the adjusted number of shares held by each existing HiSoft shareholder.

  In addition, if you own HiSoft ADSs, you do not need to take any action in connection with the HiSoft Share Consolidation and the HiSoft ADS Adjustment. Following the HiSoft Share Consolidation and HiSoft ADS Adjustment becoming effective, Deutsche Bank Trust Company Americas, as the HiSoft depositary (the "HiSoft depositary"), will deliver additional American Depositary Receipts ("ADRs") evidencing HiSoft ADSs to the registered holders of ADRs. You may surrender to the HiSoft depositary any ADRs you hold and request replacement ADRs in accordance with the terms of the HiSoft Depositary Agreement, including the payment of any applicable fees to the HiSoft depositary.

Q:
Will holders of HiSoft shares or HiSoft ADSs have to pay brokerage commissions or depositary fees in connection with the HiSoft Share Consolidation or HiSoft ADS Adjustment?

A:
You will not have to pay brokerage commissions or depositary fees in connection with the HiSoft Share Consolidation or HiSoft ADS Adjustment. However, if your HiSoft ADSs are held in "street name" by your broker, bank or other nominee, you should contact them to to determine whether they will charge you any fees in connection with the HiSoft Share Consolidation or the HiSoft ADS Adjustment.

Q:
If the merger is completed, will the HiSoft ADSs to be delivered under the merger agreement be "listed" for trading?

A:
Yes. HiSoft ADSs are listed on NASDAQ under the trading symbol "HSFT." It is a condition to completion of the merger that the HiSoft ADSs to be delivered to VanceInfo ADS holders in connection with the merger be approved for listing on NASDAQ, subject to official notice of issuance. The combined company will be listed on NASDAQ under the new trading symbol "PACT", to be effective at the completion of the merger.

Q:
When do you expect the merger to be completed?

A:
HiSoft and VanceInfo are working toward completing the merger as quickly as possible and currently expect the merger to close in the fourth quarter of 2012. In order to complete the merger, VanceInfo must obtain shareholder authorization and approval of the merger agreement, the plan of merger and the merger at the VanceInfo EGM, HiSoft must obtain shareholder authorization and approval of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments at the HiSoft EGM, and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the terms of the merger agreement.

Q:
How will VanceInfo's share options be treated in the merger?

A:
Each VanceInfo share option that is outstanding immediately prior to the effective time of the merger, whether or not exercisable or vested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a new HiSoft share option. Each new HiSoft share option will be exercisable for that number of whole HiSoft shares (rounded down to the nearest whole share) equal to the product of (1) the total number of VanceInfo shares subject to the former VanceInfo share option multiplied by (2) the share exchange ratio, at an exercise price per HiSoft share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the former VanceInfo share option by (y) the share exchange ratio. Each new HiSoft share option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the former VanceInfo share option immediately prior to the effective time of the merger.

Q:
How will VanceInfo's restricted share units be treated in the merger?

A:
Each VanceInfo restricted share unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a number of new HiSoft restricted share units equal to the product of (1) the total number of VanceInfo shares subject to the former VanceInfo restricted share unit multiplied by (2) the share exchange ratio, rounded down to the nearest whole HiSoft share. Each new HiSoft restricted share unit will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the former VanceInfo restricted share unit immediately prior to the effective time of the merger.

Q:
What is the purpose of the second step merger?

A:
The second step merger is intended to satisfy the requirements for the merger to be treated as a tax-free reorganization for U.S. tax purposes, subject to the certain conditions and qualifications described elsewhere in the joint proxy statement/prospectus. The second step merger will have no impact on the merger consideration to be issued by HiSoft to the VanceInfo shareholders and VanceInfo ADS holders.

Q:
What are the material tax consequences of the merger to VanceInfo shareholders and VanceInfo ADS holders?

A:
The parties intend that the merger will qualify as a reorganization for U.S. federal income tax purposes. Accordingly, U.S. holders of VanceInfo shares or ADSs are not expected to recognize any gain or loss for U.S. federal income tax purposes upon exchange of their VanceInfo shares and ADSs for HiSoft shares and ADSs pursuant to the merger. However, U.S. holders of VanceInfo shares or ADSs could be subject to special tax rules relating to "passive foreign investment companies" ("PFICs"), including taxation of any gain realized in the merger at ordinary income rates, if VanceInfo is or has been a PFIC. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any U.S. federal income tax consequences. Please see "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 94 for a summary of the material U.S. federal income tax consequences of the Merger, "Material PRC Income Tax Consequences of the Merger" beginning on page 98 for a summary of the material PRC income tax consequences of the Merger, and "Material Cayman Islands Tax Consequences of the Merger" beginning on page 100 for a summary of the material Cayman Islands tax consequences of the merger. You are urged to consult with your own tax advisor for a full understanding of how the merger will affect your U.S. federal, state, local, foreign and other taxes.

Q:
After the merger is completed, how will a holder of VanceInfo shares receive the merger consideration?

A:
Within five business days after the effective time of the merger, the combined company will mail to each registered holder of VanceInfo shares a form of letter of transmittal specifying how the delivery of the per share merger consideration to registered holders of VanceInfo shares will be effected and instructions for effecting the surrender of share certificates in exchange for the merger consideration. Upon surrender of a share certificate or a declaration of loss or non-receipt, together with a duly executed and completed letter of transmittal, each registered holder of VanceInfo shares will receive the per share merger consideration for each VanceInfo share cancelled, multiplied by the number of VanceInfo shares held by such holder. Please see "The Merger Agreement and Plan of Merger—Exchange Procedures for VanceInfo Shares and ADSs" beginning on page 107 for more information.

Q:
After the merger is completed, how will a holder of VanceInfo ADSs receive the merger consideration?

A:
Within five business days following the receipt by an exchange agent appointed by HiSoft with VanceInfo's approval of the aggregate amount of the per ADS merger consideration in respect of each VanceInfo share in respect of which a VanceInfo ADS has been issued, the exchange agent will mail to each registered holder of VanceInfo ADSs (other than holders of Excluded Shares) a form of letter of transmittal specifying the manner in which the delivery of the per ADS merger consideration to the registered holders of the VanceInfo ADSs will be effected and instructions for effecting the surrender of VanceInfo ADSs. Upon surrender of a VanceInfo American Depositary Receipt ("ADR") evidencing VanceInfo ADSs or a declaration of loss or non-receipt to the VanceInfo depositary, together with a duly executed and completed letter of transmittal, and subject to payment of required fees to the VanceInfo depositary and the HiSoft depositary, each registered holder of VanceInfo ADRs will receive the per ADS merger consideration for each VanceInfo ADS cancelled represented by the VanceInfo ADR held by such holder, multiplied by the number of VanceInfo ADSs represented by the VanceInfo ADR held by such holder.

  If your VanceInfo ADSs are held in "street name" by your broker, bank or other nominee, you will not be required to take any action to receive the per ADS merger consideration as the exchange agent will arrange for the surrender of the VanceInfo ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the VanceInfo ADSs) for distribution to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or other nominee.

  Please see "The Merger Agreement and Plan of Merger—Exchange Procedures for VanceInfo Shares and ADSs" beginning on page 107 for more information.

Q:
Will holders of VanceInfo shares or VanceInfo ADSs receive fractional interests in HiSoft shares or HiSoft ADSs in the merger?

A:
No fractional HiSoft shares or HiSoft ADSs will be issued as merger consideration to any VanceInfo shareholders or ADS holders.

Q:
Will holders of VanceInfo shares or VanceInfo ADSs have to pay brokerage commissions or depositary fees in connection with the merger?

A:
You will not have to pay brokerage commissions as a result of the exchange of your VanceInfo shares for HiSoft shares in the merger if your VanceInfo shares are registered in your name in the VanceInfo share register. In the event that the VanceInfo ADSs are surrendered, the holder thereof will be required to pay to the VanceInfo depositary a cancellation fee of US$5.00 for each 100 VanceInfo ADSs (or portion thereof) surrendered, and the registered holders of VanceInfo ADSs shall pay such ADS cancellation fee for each VanceInfo ADS that HiSoft acquires from him or her in the merger. In addition, each VanceInfo ADS holder will be required to pay to the HiSoft depositary an ADS issuance fee of US$0.03 per HiSoft ADS to be issued, which is equal to US$0.03 per VanceInfo ADS, or US$30.00 for every 1,000 VanceInfo ADSs, surrendered to the VanceInfo depositary in exchange for HiSoft ADSs. If your VanceInfo ADSs are held through a bank, broker or other nominee, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the merger.

Q:
Do I have appraisal rights?

A.
No. Holders of VanceInfo shares and VanceInfo ADSs will not be entitled to exercise any appraisal rights in connection with the merger because these rights are not provided under Cayman Islands law or under the organizational documents of VanceInfo with respect to the merger. Holders of HiSoft shares and HiSoft ADSs will not be entitled to exercise any appraisal rights in connection with the merger because these rights are not provided under Cayman Islands law or under the organizational documents of HiSoft with respect to the merger.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed for any reason, then VanceInfo shareholders and ADS holders will not receive any payment for their respective VanceInfo shares and VanceInfo ADSs pursuant to the merger agreement, holders of VanceInfo share options will not receive HiSoft share options pursuant to the merger agreement and holders of VanceInfo restricted share units will not receive HiSoft restricted share units. In addition, VanceInfo will remain a publicly traded company.

  Under specified circumstances in which the merger agreement is terminated, VanceInfo or HiSoft may be required to pay the other company a termination fee of US$30 million or US$15 million. In the event that the merger agreement is terminated by HiSoft or VanceInfo due to VanceInfo's shareholders not having authorized and approved the merger agreement, the plan of merger and the merger, VanceInfo may be required to pay HiSoft a termination fee of US$4 million. In the event that the merger agreement is terminated by HiSoft or VanceInfo due to HiSoft's shareholders not having authorized and approved the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, HiSoft may be required to pay VanceInfo a termination fee of US$4 million.

Questions and Answers Relating to the HiSoft EGM

Q:
When and where will the HiSoft EGM be held?

A:
The HiSoft EGM will take place on November 6, 2012, beginning at 9:00 a.m. (Beijing time) at the Offices of Fangda Partners, at 21/F, China World Tower, No. 1, Jian Guo Men Wai Avenue, Beijing 100004, PRC.

Q:
What matters will be voted on at the HiSoft EGM?

A:
HiSoft shareholders will be asked to consider and vote on the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments. In addition, HiSoft shareholders will be asked to consider and authorize the chairman of the HiSoft EGM to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies in favor of the authorization and approval of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve such proposals. HiSoft shareholders will not be asked to vote on the merger agreement, the plan of merger or the merger because this is not required under Cayman Islands law or the HiSoft organizational documents — only VanceInfo shareholders will be asked to vote on the merger agreement, the plan of merger and the merger.

Q:
What vote of HiSoft shareholders is required to approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments?

A:
The HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance must be approved by an affirmative vote by holders of HiSoft shares representing a majority of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM.

  The HiSoft Articles Amendments must be authorized and approved by an affirmative vote of at least two-thirds of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM. As of September 25, 2012, based on the HiSoft register of members, there were 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) issued and outstanding and entitled to vote.

  If any of the proposals for the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments are not approved by the required vote of the HiSoft shareholders, the merger will not be completed.

Q:
Who is entitled to vote at the HiSoft EGM?

A:
The HiSoft share record date is October 12, 2012 (Hong Kong time) and the HiSoft ADS record date is September 25, 2012 (New York City time). Holders of HiSoft shares on the close of business of the HiSoft share record date are entitled to vote at the HiSoft EGM. Holders of HiSoft shares may appoint a proxy holder to vote on their behalf. Holders of HiSoft ADSs on the close of business of the HiSoft ADS record date may instruct the HiSoft depositary how to vote the HiSoft shares underlying their ADSs. Shareholders entered in the register of members of HiSoft at the close of business on October 12, 2012 (Hong Kong time) will receive the proxy card directly from HiSoft, and HiSoft ADS holders will receive the voting instruction card from the HiSoft depositary.

Q:
Who is entitled to participate in the HiSoft EGM?

A:
Only HiSoft shareholders registered in the register of members of HiSoft as of the HiSoft share record date or their proxy holders are entitled to participate in the HiSoft EGM or any adjournment thereof. HiSoft ADS holders themselves may not participate in the HiSoft EGM. HiSoft ADS holders who wish to attend the HiSoft EGM must surrender their HiSoft ADSs to the

  HiSoft depositary, pay the HiSoft depositary fees required for such surrender, provide instructions for the registration of the corresponding HiSoft shares and certify that you have not given, and will not give, voting instructions as to the HiSoft ADSs (or alternatively, you will not vote the HiSoft shares), prior to the close of business on October 8, 2012 (New York City time), and become registered as a HiSoft shareholder in HiSoft's register of members prior to the close of business on October 12, 2012 (Hong Kong time), the HiSoft share record date.

Q:
How do I vote if my HiSoft shares are registered in my name?

A:
If HiSoft shares are registered in your name (that is, you do not hold ADSs) as of the HiSoft share record date, you should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by HiSoft no later than 9:00 a.m. on November 2, 2012 (Hong Kong time), so that your HiSoft shares will be represented and may be voted at the HiSoft EGM.

  Alternatively, you can attend the HiSoft EGM and vote in person. Whether or not you decide to attend the HiSoft EGM in person, we encourage you to sign and send in your proxy card. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, (1) the HiSoft shares represented by your proxy card will be voted "FOR" the resolutions to authorize and approve HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, and (2) the HiSoft shares represented by your proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies in favor of the approval of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, unless you appoint a person other than the chairman of the meeting as proxy, in which case the HiSoft shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your HiSoft shares are held by your broker, bank or other nominee, please see below for additional information.

Q:
How do I vote if I hold HiSoft ADSs?

A:
Voting at the HiSoft EGM will be by poll. If you own HiSoft ADSs as of the close of business on September 25, 2012 (New York City time), you cannot attend or vote at the HiSoft EGM directly, but you may instruct the HiSoft depositary (as the holder of the HiSoft shares underlying your ADSs) how to vote the shares underlying your HiSoft ADSs by completing and signing the HiSoft ADS voting instruction card and returning it in accordance with the instructions printed on it. The HiSoft depositary must receive the voting instruction card no later than noon (New York City time) on November 1, 2012. The HiSoft depositary shall endeavor, in so far as practicable, to vote or cause to be voted the shares represented by your HiSoft ADSs in accordance with your voting instructions. If the HiSoft depositary timely receives valid voting instructions from a HiSoft ADS holder which fails to specify the manner in which the HiSoft depositary is to vote the shares represented by HiSoft ADSs held by such HiSoft ADS holder, such HiSoft ADS holder will be deemed to have instructed the HiSoft depositary to vote in favor of the items set forth in the voting instructions.

  Alternatively, you may vote at the HiSoft EGM if you surrender your HiSoft ADSs, pay the HiSoft depositary fees required for such surrender, provide instructions for the registration of the corresponding HiSoft shares and certify that you have not given, and will not give, voting instructions as to the HiSoft ADSs (or alternatively, you will not vote the HiSoft shares) prior to the close of business on October 8, 2012 (New York City time) and become a holder of HiSoft shares by the close of business on October 12, 2012 (Hong Kong time), the HiSoft share record date. If you hold your HiSoft ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your HiSoft ADSs if you wish to vote. If your HiSoft ADSs are held by your broker, bank or other nominee, see below. If you wish to surrender your HiSoft ADSs, you need to make arrangements to deliver your HiSoft ADSs to the HiSoft depositary for cancellation prior to the close of business in New York City on October 8, 2012, together with (1) delivery instructions for the corresponding HiSoft shares (name and address of person who will be the registered holder of HiSoft shares) (2) payment of the ADS cancellation fees (US$0.05 per HiSoft ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes) and (3) a certification that you have not given, and will not give, voting instructions as to the HiSoft ADSs (or alternatively, you will not vote the HiSoft shares). If you hold your HiSoft ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the HiSoft ADSs on your behalf.

Q:
What will happen if I abstain from voting or fail to vote at the HiSoft EGM in person or by proxy?

A:
HiSoft shareholders who abstain from voting or who fail to cast their vote in person or by submitting a properly signed proxy card will not have their votes counted. HiSoft ADS holders who abstain from voting or who fail to provide specific voting instructions to Deutsche Bank Trust Company Americas (the "HiSoft depositary") by noon (New York City time) on November 1, 2012 will be deemed to have instructed the HiSoft depositary under the deposit agreement, dated as of June 29, 2010 (the "HiSoft Deposit Agreement"), among HiSoft, the HiSoft depositary and all holders from time to time of HiSoft ADSs, to give a discretionary proxy to a person designated by HiSoft (the "HiSoft Designee") under the HiSoft Deposit Agreement, unless HiSoft informs the HiSoft depositary that (1) HiSoft does not wish such discretionary proxy to be given, (2) HiSoft is aware or should reasonably be aware that substantial opposition exists from holders of HiSoft ADSs against the outcome for which the HiSoft Designee would otherwise vote, or (3) the outcome for which the HiSoft Designee would otherwise vote would materially and adversely affect the rights of the holders of HiSoft shares. It is HiSoft's intention that the HiSoft Designee vote all such unvoted HiSoft shares (1) "FOR" the resolutions to authorize and approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance at the HiSoft EGM and (2) "FOR" any resolution to adjourn the HiSoft EGM, if necessary.

Q:
If my HiSoft ADSs are held in a brokerage account, will my broker vote my HiSoft ADSs on my behalf?

A:
It is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your HiSoft ADSs. If you timely provide your broker, bank or other nominee with voting instructions, they will vote the HiSoft shares underlying your HiSoft ADSs on your behalf based on such voting instructions. If you do not timely instruct your broker, bank or other nominee how to vote the HiSoft shares underlying your HiSoft ADSs, you will be deemed to have instructed the HiSoft depositary under the HiSoft Deposit Agreement to give a discretionary proxy to the HiSoft Designee. It is HiSoft's intention that the HiSoft Designee vote all such unvoted HiSoft shares (1) "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance at the HiSoft EGM and (2) "FOR" any resolution to adjourn the HiSoft EGM, if necessary.

Q:
What if I hold shares in both HiSoft and VanceInfo?

A:
If you are a shareholder of both HiSoft and VanceInfo, you will receive two separate packages or proxy materials. A vote as a VanceInfo shareholder in favor of the merger agreement, the plan of merger and the merger will not constitute a vote as a HiSoft shareholder for the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from HiSoft or VanceInfo.

Q:
Does the HiSoft Board recommend the authorization and approval of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance?

A:
Yes. The HiSoft Board has approved and adopted the merger agreement and recommends that you vote "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, and "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance proposed at the HiSoft EGM, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies.

Questions and Answers Relating to the VanceInfo EGM

Q:
When and where will the VanceInfo EGM be held?

A:
The VanceInfo EGM will take place on November 6, 2012, beginning at 9:00 a.m. (Beijing time) at 3/F, Building 8, Zhongguancun Software Park, Haidian District Beijing 100193, People's Republic of China.

Q:
What matters will be voted on at the VanceInfo EGM?

A:
VanceInfo shareholders will be asked to consider and vote on a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. In addition, VanceInfo shareholders will be asked to consider a proposal to authorize the chairman of the VanceInfo EGM to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of the merger agreement related proposal in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve such proposals.

Q:
What vote of VanceInfo shareholders is required to authorize and approve the merger agreement, the plan of merger and the merger?

A:
The proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger must be approved by an affirmative vote of at least two-thirds of the votes cast by such shareholders of VanceInfo entitled to do so, voting in person or by proxy, at the VanceInfo EGM. As of September 25, 2012, based on the VanceInfo register of members, there were 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) issued and outstanding and entitled to vote.

  The proposal to authorize the chairman of the VanceInfo EGM to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of the merger agreement related proposal in the event that there are insufficient proxies received at the time of the VanceInfo EGM must be approved by an affirmative vote by holders of VanceInfo shares representing a majority of the votes cast.

Q:
Who is entitled to vote at the VanceInfo EGM?

A:
VanceInfo share record date is October 12, 2012 (Hong Kong time) and the VanceInfo ADS record date is October 5, 2012 (New York City time). Holders of VanceInfo shares on the close of business of the VanceInfo share record date are entitled to vote at the VanceInfo EGM. Holders of VanceInfo shares may appoint a proxy holder to vote on their behalf. Holders of VanceInfo ADSs on the close of business of the VanceInfo ADS record date may instruct the VanceInfo depositary how to vote the VanceInfo shares underlying their ADSs. Shareholders entered in the register of members of VanceInfo at the close of business on October 12, 2012 (Hong Kong time) will receive the proxy card directly from VanceInfo, and VanceInfo ADS holders will receive the voting instruction card from the VanceInfo depositary.

Q:
Who is entitled to participate in the VanceInfo EGM?

A:
VanceInfo shareholders registered in the register of members of VanceInfo as of the VanceInfo share record date or their proxy holders are entitled to participate in the VanceInfo EGM or any adjournment thereof. VanceInfo ADS holders themselves may not participate in the VanceInfo EGM. VanceInfo ADS holders who wish to attend the VanceInfo EGM must surrender their VanceInfo ADSs to the VanceInfo depositary, pay the VanceInfo depositary fees required for such surrender and provide instruction for the registration of the corresponding VanceInfo shares prior to the close of business on October 8, 2012 (New York City time), and become registered as a VanceInfo shareholder in VanceInfo's register of members prior to the close of business on October 12, 2012 (Hong Kong time), the VanceInfo share record date.

Q:
How do I vote if my VanceInfo shares are registered in my name?

A:
VanceInfo shares are registered in your name (that is, you do not hold ADSs) as of the VanceInfo share record date, you should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by VanceInfo no later than 9:00 a.m. on November 2, 2012 (Hong Kong time), so that your VanceInfo shares will be represented and may be voted at the VanceInfo EGM.

  Alternatively, you can attend the VanceInfo EGM and vote in person. Whether or not you decide to attend the VanceInfo EGM in person, we encourage you to sign and send in your proxy card. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, (1) the VanceInfo shares represented by your proxy card will be voted "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and (2) the VanceInfo shares represented by your proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve this merger agreement related proposal, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of this merger agreement related proposal, unless you appoint a person other than the chairman of the meeting as proxy, in which case the VanceInfo shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your VanceInfo shares are held by your broker, bank or other nominee, please see below for additional information.

Q:
How do I vote if I hold VanceInfo ADSs?

A:
Voting at the VanceInfo EGM will be by poll. If you own VanceInfo ADSs as of the close of business on October 5, 2012 (New York City time), you cannot attend or vote at the VanceInfo EGM directly, but you may instruct the VanceInfo depositary (as the holder of the VanceInfo shares underlying your ADSs) how to vote the shares underlying your VanceInfo ADSs by completing and signing the VanceInfo ADS voting instruction card and returning it in accordance with the instructions printed on it. The VanceInfo depositary must receive the voting instruction card no later than noon (New York City time) on November 1, 2012. The VanceInfo depositary shall endeavor, in so far as practicable, to vote or cause to be voted the shares represented by your VanceInfo ADSs in accordance with your voting instructions.

  Alternatively, you may vote at the VanceInfo EGM if you surrender your VanceInfo ADSs prior to the close of business on October 8, 2012 (New York City time) and become a holder of VanceInfo shares by the close of business on October 12, 2012 (Hong Kong time), the VanceInfo share record date. If you hold your VanceInfo ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your VanceInfo ADSs if you wish to vote. If your VanceInfo ADSs are held by your broker, bank or other nominee, see below. If you wish to surrender your VanceInfo ADSs, you need to make arrangements to deliver your VanceInfo ADSs to the VanceInfo depositary for cancellation prior to the close of business in New York City on October 8, 2012, together with (1) delivery instructions for the corresponding VanceInfo shares (name and address of person who will be the registered holder of VanceInfo shares) and (2) payment of the ADS cancellation fees (US$0.05 per VanceInfo ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes). If you hold your VanceInfo ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the VanceInfo ADSs on your behalf.

Q:
What will happen if I abstain from voting or fail to vote at the VanceInfo EGM in person or by proxy?

A:
VanceInfo shareholders who abstain from voting or who fail to cast their vote in person or by submitting a valid proxy card will not have their votes counted. VanceInfo ADS holders who abstain from voting or who fail to provide specific voting instructions to JPMorgan Chase Bank, N.A. (the "VanceInfo depositary") by noon (New York City time) on November 1, 2012 will not have their votes counted.

Q:
If my VanceInfo ADSs are held in a brokerage account, will my broker vote my VanceInfo ADSs on my behalf?

A:
It is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your VanceInfo ADSs. If you timely provide your broker, bank or other nominee with voting instructions, they will vote the VanceInfo shares underlying your VanceInfo ADSs on your behalf based on such voting instructions. If you do not timely instruct your broker, bank or other nominee how to vote the VanceInfo shares underlying your VanceInfo ADSs, your votes will not be counted.

Q:
What if I hold shares in both VanceInfo and HiSoft?

A:
If you are a shareholder of both VanceInfo and HiSoft, you will receive two separate packages or proxy materials. A vote as a HiSoft shareholder in favor of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments will not constitute a vote as a VanceInfo shareholder for the authorization and approval of merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from VanceInfo or HiSoft.

Q:
Does the VanceInfo Board recommend the authorization and approval of the merger agreement, the plan of merger and the merger?

A:
Yes. The VanceInfo Board has approved and adopted the merger agreement and recommends that you vote "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve this resolution at the VanceInfo EGM, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies.

SUMMARY

        This summary, together with the section titled "Questions and Answers about the Merger and the General Meetings of HiSoft and VanceInfo," summarizes the material information in this joint proxy statement/prospectus. However, it may not contain all of the information that may be important to your consideration of the proposed merger. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire joint proxy statement/prospectus and the other documents to which this joint proxy statement/prospectus refers, including the appendices that are attached to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus. In addition, you should carefully read the section captioned "Risk Factors" beginning on page 39 before making an investment decision. Please see also "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively. Page references included parenthetically in this summary direct you to the more complete description found elsewhere in this joint proxy statement/prospectus.

 The Companies

HiSoft Technology International Limited

        HiSoft, a Cayman Islands exempted company with limited liability, is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

        HiSoft's ADSs are traded on NASDAQ under the symbol "HSFT."

        The principal executive offices of HiSoft are located at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People's Republic of China, and HiSoft's telephone number is +86-411-8455-6655. Additional information about HiSoft and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively.

VanceInfo Technologies Inc.

        VanceInfo, a Cayman Islands exempted company with limited liability, is an information technology service provider and one of the leading offshore software development companies in China. VanceInfo's comprehensive range of information technology services include research and development outsourcing services, consulting and solutions services, application management services and other solutions & services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

        VanceInfo's ADSs, each representing one ordinary share, par value US$0.001 per share of VanceInfo, are listed on the NYSE under the symbol "VIT."

        The principal executive offices of VanceInfo are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China. Its telephone number at this address is +86-10-8282-5266. Additional information about VanceInfo and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can

Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively.

Chemistry Merger Sub Inc.

        Chemistry Merger Sub Inc. ("Merger Sub") was incorporated on August 2, 2012 under the laws of the Cayman Islands as an exempted company with limited liability. Merger Sub is a direct and wholly-owned subsidiary of HiSoft, which was formed solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement.

        Merger Sub's business offices are located at Building C-4, No. 66 Xixaiokon Road, Haidian District, Beijing, China 100192, and its telephone number is +86-10-5987-5000. Merger Sub's registered office in the Cayman Islands is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Chemistry Merger Sub II Inc.

        Chemistry Merger Sub II Inc. ("Merger Sub II") was incorporated on August 28, 2012 under the laws of the Cayman Islands as an exempted company with limited liability. Merger Sub II is a direct and wholly-owned subsidiary of HiSoft, which was formed solely for the purpose of effecting the second-step merger, as described below under "The Merger—Structure of the Merger". Merger Sub II has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement.

        Merger Sub II's business officers are located at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192, and its telephone number is +86-10-59875000. Merger Sub II's registered office in the Cayman Islands is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Merger (page 59)

        A copy of the merger agreement (including the amendment thereto) is attached as Appendix A to this joint proxy statement/prospectus. HiSoft and VanceInfo encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled "The Merger Agreement and Plan of Merger" beginning on page 102.

        On August 10, 2012, HiSoft, VanceInfo, Merger Sub and Merger Sub II entered into the merger agreement, which was amended pursuant to the amendment dated as of August 31, 2012. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of HiSoft formed for the sole purpose of effecting the merger, will be merged with and into VanceInfo. VanceInfo will survive the merger as a wholly owned subsidiary of HiSoft. Upon completion of the merger, HiSoft's name will be changed to in Chinese and "Pactera Technology International Ltd." in English, subject to obtaining approval from HiSoft's shareholders of the HiSoft Articles Amendments.

        Immediately following the effective time of the merger, VanceInfo, as the surviving company in the merger, will be merged with and into Merger Sub II. Following the merger between VanceInfo and Merger Sub II, or the second step merger, Merger Sub II will be the surviving company, the separate corporate existence of VanceInfo will cease, Merger Sub II will be renamed "VanceInfo Technologies Inc." and Merger Sub II will be a direct wholly-owned subsidiary of HiSoft. The second step merger is intended to satisfy the requirements for the merger to be treated as a reorganization within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1968, as amended, subject to the other conditions and qualifications described under "Material U.S. Federal Income Tax Consequences of the Merger".

Merger Consideration (page 102)

        The merger consideration that VanceInfo shareholders and VanceInfo ADS holders will receive in the merger is described in more detail in "The Merger Agreement and Plan of Merger—Merger Consideration" on page 101. In summary, if the merger is completed:

  1.
  other than as provided in paragraph (2) immediately below, each VanceInfo share issued and outstanding immediately prior to the effective time of the merger (other than the Excluded Shares) shall be cancelled in exchange for the right to receive one HiSoft share (the "share exchange ratio"); and

  2.
  each VanceInfo ADS shall be surrendered in exchange for the right to receive one HiSoft ADS (the "ADS exchange ratio").

        We anticipate that, immediately following the merger, the VanceInfo ADS holders and VanceInfo shareholders prior to the merger will own approximately 50% of the combined company's outstanding shares and HiSoft shareholders and HiSoft ADS holders will own approximately 50% of the combined company's outstanding shares,

        The value of the merger consideration will fluctuate based on the trading price for HiSoft ADSs. Regardless of the trading price of HiSoft's ADSs on NASDAQ on the effective date of the merger, VanceInfo shareholders will receive one HiSoft share for each VanceInfo share they own and VanceInfo ADS holders will receive one HiSoft ADS for each VanceInfo ADS they own. The market value of the HiSoft shares and HiSoft ADSs that VanceInfo shareholders and VanceInfo ADS holders, respectively, will receive in the merger will increase or decrease as the trading price of HiSoft ADSs increases or decreases, and may be different at the time the merger is completed than it was at the time the merger agreement was signed or will be at the time of the VanceInfo EGM to approve the merger or the time of the HiSoft EGM to approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments. The market price of HiSoft ADSs could be lower at any time prior to the completion of the merger or at any time thereafter than it was at the date of the merger agreement.

        The following table sets forth the average closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE for the 90 calendar days and 30 calendar days ending on August 9, 2012 (the last full trading day prior to the public announcement by HiSoft and VanceInfo of the execution of the merger agreement), and the closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE on August 9, 2012 and September 27, 2012 (the latest practicable trading day before the filing of this joint proxy statement/prospectus). In addition, the following table sets forth the implied value per VanceInfo ADS based on the ADS exchange ratio, after giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment, for the corresponding periods or dates, as applicable, as well as the implied premium/(discount) to the average closing prices or closing price of VanceInfo ADSs for such corresponding periods or dates, as applicable, represented by such implied value per VanceInfo ADS.

	HiSoft ADSs (in US$)(1)	VanceInfo ADSs (in US$)(2)	Implied value per VanceInfo ADS (in US$)(3)	Implied premium/ (discount) to VanceInfo ADS(4)
90 calendar days ending on August 9, 2012(5)	12.97	9.41	9.52	1.17%
30 calendar days ending on August 9, 2012(5)	11.74	8.88	8.62	(2.93)%
August 9, 2012(6)	11.88	9.94	8.72	(12.27)%
September 27, 2012(6)	10.26	7.73	7.53	(2.59)%

(1)
Each HiSoft ADS represents 19 HiSoft shares.

(2)
Each VanceInfo ADS represents one VanceInfo share.

(3)
Calculated by (i) multiplying the closing price of HiSoft ADSs on NASDAQ on the relevant date or the average closing prices of HiSoft ADSs on NASDAQ for the relevant period, as applicable, by the ADS exchange ratio of one, and dividing this amount by (ii) 1.3622, which represents the implied HiSoft ADS split ratio determined by dividing 19 (the number of HiSoft common shares currently represented by one HiSoft ADS) by 13.9482 (the number of HiSoft common shares to be consolidated into one HiSoft common share pursuant to the HiSoft Share Consolidation).

(4)
Implied premium/(discount) represented by implied value per VanceInfo ADS.

(5)
Average closing price during the relevant period.

(6)
Closing price on the relevant date.

        The market prices of the HiSoft ADSs and VanceInfo ADSs are likely to fluctuate prior to consummation of the merger and cannot be predicted. You are urged to obtain current trading prices for HiSoft ADSs and VanceInfo ADSs.

Treatment of VanceInfo Equity Awards (page 103)

        Each VanceInfo share option that is outstanding immediately prior to the effective time of the merger, whether or not exercisable or vested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a new HiSoft share option. Each new HiSoft share option will be exercisable for that number of whole HiSoft shares (rounded down to the nearest whole share) equal to the product of (1) the total number of VanceInfo shares subject to the former VanceInfo share option multiplied by (2) the share exchange ratio, at an exercise price per HiSoft share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the former VanceInfo share option by (y) the share exchange ratio. Each new HiSoft share option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the former VanceInfo share option immediately prior to the effective time of the merger.

        Each VanceInfo restricted share unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a number of new HiSoft restricted share units equal to the product of (1) the total number of VanceInfo shares subject to the former VanceInfo restricted share unit multiplied by (2) the share exchange ratio, rounded down to the nearest whole HiSoft share. Each new HiSoft restricted share unit will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the former VanceInfo restricted share unit immediately prior to the effective time of the merger.

Reasons for the Merger and Recommendation of the HiSoft Board (page 68)

        After careful consideration, the HiSoft Board unanimously determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of HiSoft and its stockholders, approved the merger and the merger agreement and recommended to the HiSoft shareholders the approval of the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments. For more information regarding the factors considered by the HiSoft Board in reaching its decisions relating to its recommendations, see the section entitled "The Merger—Reasons for the Merger" and "The Merger—Recommendation of the HiSoft Board." The HiSoft Board unanimously recommends that HiSoft shareholders vote "FOR" the proposal to approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments and "FOR" the proposal to approve the adjournment of the HiSoft EGM to a later date or dates, if necessary or appropriate to solicit additional proxies in the event there are not sufficient votes at the time of HiSoft EGM to approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments.

Reasons for the Merger and Recommendation of the VanceInfo Board (page 72)

        After careful consideration, at a special meeting of the VanceInfo Board on August 10, 2012, the VanceInfo Board unanimously determined that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, are in the best interests of VanceInfo and its shareholders, and authorized and approved the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. At the meeting, the VanceInfo Board further directed that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, be submitted to VanceInfo shareholders at a shareholder meeting for authorization and approval, and recommended that VanceInfo shareholders authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, by way of special resolution. For more information regarding the factors considered by the VanceInfo Board in reaching its decisions relating to its recommendations, see the section entitled "The Merger—Reasons for the Merger" and "The Merger—Recommendation of the VanceInfo Board." The VanceInfo Board unanimously recommends that VanceInfo shareholders vote "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the merger and "FOR" the proposal to approve the adjournment of the VanceInfo EGM to a later date or dates, if necessary or appropriate to solicit additional proxies in the event there are not sufficient votes at the time of the VanceInfo EGM to approve the merger agreement related resolution.

Opinion of Financial Advisor to HiSoft (page 74)

        In connection with the merger, on August 10, 2012, HiSoft's financial advisor, Lazard Asia (Hong Kong) Limited ("Lazard"), rendered an oral opinion to the HiSoft Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard's written opinion, the share exchange ratio and the ADS exchange ratio were fair, from a financial point of view, to HiSoft.

        The full text of Lazard's written opinion, dated August 10, 2012, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this prospectus as Appendix C and is incorporated into this prospectus by reference. We encourage you to read Lazard's opinion, and the section "The Merger—Opinion of Financial Advisor to HiSoft" beginning on page 75, carefully and in its entirety. Lazard's opinion was directed to the HiSoft Board (in its capacity as such) for the information and assistance of the HiSoft Board in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, to HiSoft of the share exchange ratio and the ADS exchange ratio as of the date of Lazard's opinion. Lazard's opinion did not address any other aspect of the merger and was not intended to and does not constitute a recommendation to any shareholder of HiSoft as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

Opinion of Financial Advisor to VanceInfo (page 81)

        In connection with the merger, VanceInfo's board of directors received a written opinion, dated August 10, 2012, from Citigroup Global Markets Inc. ("Citi") to the effect that, as of that date and based on and subject to the matters described in Citi's written opinion, the share exchange ratio is fair, from a financial point of view, to the holders of VanceInfo Shares and the ADS exchange ratio is fair, from a financial point of view, to the holders of VanceInfo ADSs.

        The full text of Citi's written opinion, dated August 10, 2012, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Appendix D and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read the opinion in its entirety. Citi's opinion was provided to the VanceInfo board of directors in connection with its evaluation of the share exchange ratio and the ADS exchange ratio from a financial point of view. Citi's opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger. Citi's opinion does not address the underlying business decision of VanceInfo to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for VanceInfo or the effect of any other transaction in which VanceInfo may engage.

Conditions to the Completion of the Merger (page 118)

        The obligations of each party to consummate the transactions contemplated by the merger agreement, including the merger, is subject to the satisfaction of each of the following conditions:

  •
  the merger agreement, the merger and the plan of merger, being authorized and approved by VanceInfo shareholders;

  •
  the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance being authorized and approved by HiSoft shareholders;

  •
  the registration statement on Form F-4 (of which this joint proxy statement/prospectus is a part) having become effective under the Securities Act, and not having become the subject of any stop order, or any proceedings to seek a stop order, to suspend the effectiveness of the Form F-4;

  •
  the HiSoft ADSs issuable as merger consideration pursuant to the merger agreement having been approved for listing on NASDAQ, subject to official notice of issuance;

  •
  the authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or waiting periods required from governmental entities, having been filed, occurred or been obtained, as applicable, and all such approvals being in full force and effect;

  •
  no governmental entities specified or as may be mutually agreed by the parties (none have been specified) having issued or enforced any executive order, decree, injunction or other order which (1) is in effect and (2) has the effect of making the merger illegal or otherwise prohibiting or preventing consummation of the merger;

  •
  accuracy of the other party's representations and warranties in the merger agreement including the representation that no material adverse effect has occurred; and

  •
  the other party's performance of, and compliance with, its obligations under the merger agreement.

No Regulatory Approvals Necessary to Complete the Merger

        No regulatory filings or approvals will be required for the completion of the merger other than the filing of the plan of merger (and supporting documents as specified in the Cayman Islands Companies Law Cap. 22 (2011 revision), or the "Cayman Companies Law") with the Cayman Islands Registrar of Companies and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of VanceInfo and Merger Sub as at the time of the filing of the plan of merger and notice of merger being published in the Cayman Islands Gazette.

Termination of the Merger Agreement (page 119)

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after the required approval from the HiSoft shareholders and VanceInfo shareholders has been obtained:

  •
  by mutual written consent of VanceInfo and HiSoft; or

  •
  by either VanceInfo or HiSoft, if:

  •
  the merger is not completed by February 10, 2013, subject to certain exceptions;

  •
  certain governmental entities have denied approval of the merger and such denial has become final and non-appealable; or certain governmental entities have issued a judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such judgment has become final and non-appealable, subject to certain exceptions;

  •
  the required approval by the shareholders of HiSoft or VanceInfo has not been obtained at the respective shareholders meeting or any adjournment thereof;

  •
  the other party has breached any of the agreements, covenants or representations in the merger agreement, in a way that the related conditions to closing would not be satisfied, and the breach is either incurable or not cured within 45 days;

  •
  (1) all of the closing conditions to the obligations of the other party to consummate the merger are otherwise satisfied, (2) such party confirms to the other party that all such conditions have been satisfied or that it will waive any such unsatisfied conditions, and (3) the other party fails to consummate the merger within three business days following the date the closing of the merger should have occurred; or

  •
  the board of directors of the other party fails to recommended or changes its recommendation that its shareholders vote in favor of, in the case of VanceInfo, the merger agreement, the merger and the plan of merger and the transactions contemplated thereby, and in the case of HiSoft, the HiSoft Share Capital Increase, the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance.

        Please see the section entitled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 119 for a discussion of these and other rights of each of HiSoft and VanceInfo to terminate the merger agreement.

Termination Fees (page 121)

        Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus where HiSoft or VanceInfo, as the case may be, may be required to pay a termination fee of US$30 million, US$15 million or US$4 million under certain circumstances. Please see "The Merger Agreement and Plan of Merger—Termination Fees" beginning on page 121 for a discussion of the circumstances under which such termination fee will be required to be paid.

Board Representation Rights (page 117)

        Immediately following the effective time, the board of directors of the combined company shall consist of (1) four directors selected by HiSoft, and (2) four directors selected by VanceInfo, with Mr. Chris Shuning Chen to become the Non-Executive Chairman of the board of the combined company. At or prior to the effective time of the merger, the board of directors of the combined company shall take such actions as are necessary to appoint Mr. Tiak Koon Loh as Chief Executive Officer of the combined company, effective as of the effective time of the merger.

        For more information, please see "The Merger Agreement and Plan of Merger—Board Representation Rights" beginning on page 117.

Interests of Directors and Executive Officers in the Merger (page 87)

        Certain VanceInfo and HiSoft directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the VanceInfo shareholders and HiSoft shareholders, respectively, generally. As detailed below under "The Merger—Board of Directors and Management Following the Merger," it is anticipated that Mr. Tiak Koon Loh will serve as Chief Executive Officer of the combined company following the merger, and Mr. Chris Shuning Chen will serve as the Non-Executive Chairman of the board of the combined company following the merger. Further, three other individuals to be selected by HiSoft and three other individuals selected by VanceInfo will serve as directors of the combined company upon the consummation of the merger. In addition, certain directors and executive officers of VanceInfo hold VanceInfo share options and restricted share units which (whether vested or unvested) will be assumed by HiSoft and replaced with a corresponding HiSoft option or restricted share unit. The VanceInfo current and former directors and officers will also be entitled to indemnification and directors' and offices' liability insurance maintained by the combined company following the completion of the merger. For more information, please see "The Merger—Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger" beginning on page 88.

        In addition, HiSoft and VanceInfo intend to establish a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted share capital of HiSoft following the completion of the merger to be allocated to key executives of the combined company, subject to applicable law and approval by the compensation committee and board of directors of the combined company following the completion of the merger. For more information, please see "The Merger—Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger" beginning on page 88.

Transition Management Committee (page 117)

        VanceInfo and HiSoft have formed a Transition Management Committee comprised of Mr. Chris Shuning Chen from VanceInfo and Mr. Tiak Koon Loh from HiSoft. Each member of the Transition Management Committee will report directly to the board of directors of the company that selected such person. The Transition Management Committee is intended to support the efforts of VanceInfo and HiSoft in planning and supporting implementation of the integration of the businesses of VanceInfo and HiSoft and their respective subsidiaries, subject to applicable law. Subject to applicable law, each of HiSoft and VanceInfo has agreed in the merger agreement to consider in good faith and use its commercially reasonable efforts to cooperate with the Transition Management Committee to support its efforts in the areas of its responsibility. Any action or request by the Transition Management Committee must be unanimously approved in writing by each member of the Transition Management Committee.

        Immediately following the execution of the merger agreement, the Transition Management Committee adopted resolutions which set forth certain principles approved and adopted by the Transition Management Committee, including an allocation of roles and responsibilities between Mr. Tiak Koon Loh as Chief Executive Officer of the combined company and Mr. Chris Shuning Chen as Non-Executive Chairman of the combined company. These resolutions also provide for certain proposed compensation and benefit arrangements for the Non-Executive Chairman and Chief Executive Officer of the combined company as well as potential adjustments to the existing HiSoft and VanceInfo equity compensation plans following the completion of the merger. For more information, please see "The Merger—Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger; Transition Management Committee" beginning on page 88.

Listing of HiSoft ADSs (page 101)

        HiSoft ADSs currently trade on the NASDAQ under the symbol "HSFT." It is a condition to completion of the merger that the HiSoft ADSs to be delivered to VanceInfo ADS holders in connection with the merger be approved for listing on the NASDAQ, subject to official notice of issuance. HiSoft will use its reasonable best efforts to cause any HiSoft ADSs to be issued in connection with the merger to be approved for listing on NASDAQ.

Delisting of VanceInfo ADSs (page 101)

        HiSoft and VanceInfo shall use reasonable efforts to cause the VanceInfo ADSs to be de-listed from the NYSE and the VanceInfo shares to be deregistered under the Exchange Act as promptly as practicable after the effective time.

No Solicitation (page 112)

        The merger agreement precludes HiSoft and VanceInfo or its representatives from soliciting or engaging in discussions or negotiations with any person with respect to a proposal for an acquisition proposal, including the acquisition of a significant interest in HiSoft's or VanceInfo's voting securities or assets. Please see "The Merger Agreement and Plan of Merger—No Solicitation" beginning on page 112 for more detail.

Appraisal Rights (page 100)

        Holders of VanceInfo shares and VanceInfo ADSs will not be entitled to exercise any appraisal rights in connection with the merger. HiSoft shareholders and ADS holders are not entitled to appraisal rights.

Fees and Expenses (page 122)

        Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, subject to certain exceptions.

Accounting Treatment (page 94)

        The merger will be accounted for by HiSoft as a business combination using the acquisition method of accounting under accounting principles generally accepted in the United States ("U.S. GAAP") with HiSoft treated as the acquirer.

Material Tax Consequences of the Merger

Material U.S. Federal Income Tax Consequences (page 94)

        The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code") for U.S. federal income tax purposes. Assuming that the merger qualifies as a reorganization under section 368(a) of the Internal Revenue Code and VanceInfo is not and has not been a "passive foreign investment company" for U.S. federal income tax purposes (a "PFIC"), VanceInfo shareholders will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their VanceInfo shares for HiSoft shares and VanceInfo ADS holders will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their VanceInfo ADSs for HiSoft ADSs. HiSoft and VanceInfo cannot assure VanceInfo shareholders and VanceInfo ADS holders that the Internal Revenue Service (the "IRS") will agree with the treatment of the merger as a reorganization under section 368(a) of the Internal Revenue Code. Tax matters are complicated, and the U.S. federal income tax consequences of the merger to each VanceInfo shareholder or each VanceInfo ADS holder will depend on the facts of each holder's situation. VanceInfo shareholders and VanceInfo ADS holders are urged to read the discussion under" Material U.S. Federal Income Tax Consequences of the Merger" and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Material PRC Income Tax Consequences (page 98)

        VanceInfo does not believe that it would be considered as a PRC resident enterprise under the PRC Enterprise Income Tax Law (the "EIT Law") or that the gain, if any, recognized on the receipt of the merger consideration for VanceInfo shares or VanceInfo ADSs should otherwise be subject to PRC withholding tax to holders of such VanceInfo shares or VanceInfo ADSs that are not PRC tax residents. If, however the PRC tax authorities were to determine that VanceInfo should be considered as a PRC tax resident under the EIT Law or that the receipt of the merger consideration for VanceInfo shares or VanceInfo ADSs should otherwise be subject to PRC withholding tax, then a gain recognized on the receipt of the merger consideration for VanceInfo shares or VanceInfo ADSs pursuant to the merger by VanceInfo shareholders or VanceInfo ADS holders, respectively, who are non-PRC tax resident enterprises under the EIT Law could be treated as PRC-sourced income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced or exempted pursuant to an applicable tax treaty. HiSoft's and VanceInfo's current understanding is that none of HiSoft, Merger Sub or VanceInfo will be required to deduct or withhold any amount from the merger consideration under any applicable PRC laws. In the event that circumstances change and a deduction or withholding is required, each of the surviving company, VanceInfo, HiSoft and the exchange agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any applicable tax laws of the PRC. To the extent that amounts are so withheld and paid over to the appropriate governmental entity by the surviving company, VanceInfo, HiSoft or the exchange agent, as the case may be, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid to the holder of VanceInfo shares or VanceInfo ADSs in respect to which such deduction and withholding was made by the surviving company or HiSoft, as the case may be. In the event that deduction or withholding in respect of PRC tax is necessary, HiSoft and VanceInfo will revise this joint proxy statement/prospectus to describe the proposed deduction or withholding, and HiSoft will file with the SEC an amendment to its registration statement on Form F-4, which will include the revised joint proxy statement/prospectus. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see "Material PRC Income Tax Consequences of the Merger" beginning on page 98 for additional information.

Material Cayman Islands Tax Consequences (page 100)

        The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of the merger consideration by VanceInfo shareholders or VanceInfo ADS holders under the terms of the merger agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any Cayman Islands tax consequences. Please see "Material Cayman Islands Tax Consequences of the Merger" beginning on page 100 for additional information.

The Extraordinary General Meeting of HiSoft Shareholders (page 49)

        HiSoft shareholders will be asked to vote on the following proposal at the HiSoft EGM:

  •
  to approve the consolidation the share capital of HiSoft in which every 13.9482 issued and unissued common shares, par value US$0.0001 per share, of HiSoft would be consolidated into one common share, par value US$0.00139482 per share, of HiSoft (such consolidation of the share capital of HiSoft, which is referred to in this joint proxy statement/prospectus as the HiSoft Share Consolidation;

  •
  to approve an increase the authorized share capital of HiSoft to US$167,378.40 divided into 120,000,000 common shares, par value US$0.00139482 per share, by the creation of an additional 57,482,973 common shares, par value US$0.00139482 per share, each to rank pari passu in all respects with the existing common shares, which is referred to in this joint proxy statement/prospectus as the HiSoft Capital Increase;

  •
  to approve the issuance of HiSoft common shares, par value US$0.00139482 per share, including HiSoft shares underlying HiSoft American depositary shares that constitute the consideration for the merger, which is referred to in this joint proxy statement/prospectus as the HiSoft Share Issuance;

  •
  to amend the memorandum and articles of association of HiSoft to change its name to in Chinese and "Pactera Technology International Ltd." in English and to eliminate the grant of the casting vote to the chairman of the meeting of the board of directors, in the case of an equality of votes, which is referred to in this joint proxy statement/ prospectus as the HiSoft Articles Amendments; and

  •
  to approve any motion to adjourn or postpone the HiSoft EGM to another time or place, if necessary, to solicit additional proxies.

        The first four proposals listed above relating to the merger are conditioned upon each other and the approval of each such proposal is required for the completion of the merger.

        No business may be transacted at the HiSoft EGM unless a quorum is present. If a quorum is not present, or if fewer shares are voted in favor of the proposals set forth above than is required, to allow additional time for obtaining additional proxies, the HiSoft EGM may be adjourned by that chairman of the meeting, which will be the Chairman of the HiSoft Board. No notice of an adjourned meeting need be given unless the adjournment is for more than 14 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

        The HiSoft Board unanimously recommends that HiSoft shareholders vote "FOR" all of the proposals set forth above, as more fully described under "The Extraordinary General Meeting of HiSoft Shareholders" beginning on page 49.

Vote Required at the HiSoft EGM; VanceInfo Voting Agreements (page 49)

        Assuming a quorum, the HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance must be approved by an affirmative vote by holders of HiSoft shares representing a majority of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM. The HiSoft Articles Amendments must be authorized and approved by an affirmative vote of holders of HiSoft shares representing at least two-thirds of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM.

        As an inducement for VanceInfo to enter into the merger agreement, certain shareholders of HiSoft, being Mr. Tiak Koon Loh and Granite Global Ventures (Q.P.), L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively "Granite Global Ventures", and together with Mr. Loh, the "HiSoft Voting Shareholders"), entered into voting agreements with and in favor of VanceInfo on August 10, 2012 (the "VanceInfo Voting Agreements") contemporaneously with the execution and delivery of the merger agreement. As of September 25, 2012, an aggregate of 104,504,749 HiSoft shares (including 28,273,710 HiSoft shares underlying vested and unvested HiSoft options and restricted share awards), constituting approximately 15.9% of the total outstanding HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), approximately 15.9% of the aggregate voting power of HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), were subject to the VanceInfo Voting Agreements. Any HiSoft shares, HiSoft ADSs or other voting share capital of HiSoft with respect to which any HiSoft Voting Shareholder subsequently acquires beneficial ownership, including any HiSoft shares issued upon the exercise of any HiSoft share option or HiSoft restricted stock award or the conversion, exercise or exchange of any other securities into or for any HiSoft shares or HiSoft ADSs or otherwise will automatically become subject to the VanceInfo Voting Agreements.

HiSoft Shareholders and ADS Holders Entitled to Vote; Voting Material (page 50)

        Only HiSoft shareholders entered in the register of members of HiSoft at the close of business on October 12, 2012 (Hong Kong time), the HiSoft share record date, will receive the proxy card directly from HiSoft. HiSoft shareholders registered in the register of members of HiSoft as of the HiSoft share record date or their proxy holders are entitled to vote and may participate in the HiSoft EGM any adjournment thereof. Holders of HiSoft ADSs as of the close of business on September 25, 2012 (New York City time) cannot attend or vote at the HiSoft EGM directly, but may instruct the HiSoft depositary how to vote the shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the HiSoft depositary and returning it in accordance with the instructions printed on it. The HiSoft depositary must receive the ADS voting instruction card no later than noon (New York City time) on November 1, 2012. Each HiSoft share carries one vote. Each HiSoft ADS represents 19 HiSoft shares. At the close of business on September 25, 2012, based on the HiSoft register of members, there were 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) issued and outstanding and entitled to vote.

The Extraordinary General Meeting of VanceInfo Shareholders (page 54)

        VanceInfo shareholders will be asked to vote on the following proposal at the VanceInfo EGM:

  •
  to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger; and

  •
  to authorize the chairman of the VanceInfo EGM to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of the merger agreement related proposal in the event that there are insufficient proxies received at the time of the VanceInfo EGM.

        No business may be transacted at the VanceInfo EGM unless a quorum is present. If a quorum is not present, or if fewer shares are voted in favor of the proposals set forth above than is required, to allow additional time for obtaining additional proxies, the VanceInfo EGM may be adjourned by that chairman of the meeting, which will be the Chairman of the VanceInfo Board. No notice of an adjourned meeting need be given unless the adjournment is for more than 14 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

        The VanceInfo Board unanimously recommends that VanceInfo shareholders vote "FOR" all of the proposals set forth above, as more fully described under "The Extraordinary General Meeting of VanceInfo Shareholders" beginning on page 54.

Vote Required at the VanceInfo EGM; HiSoft Voting Agreement (page 54)

        Assuming a quorum, the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, must be approved by an affirmative vote by holders of VanceInfo shares representing at least two-thirds of the votes cast by such shareholders of VanceInfo entitled to do so, voting in person or by proxy, at the VanceInfo EGM and the resolution. Assuming a quorum, the resolution to authorize the chairman of the VanceInfo EGM to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of the this resolution in the event that there are insufficient proxies received at the time of the VanceInfo EGM must be approved by an affirmative vote by holders of VanceInfo shares representing a majority of the votes cast.

        As an inducement for HiSoft to enter into the merger agreement, certain shareholders of VanceInfo, including Mr. Chris Shuning Chen, Button Software Ltd. and Tairon Investments Limited (the "VanceInfo Voting Shareholders") entered into a voting agreement with and in favor of HiSoft on August 10, 2012 (the "HiSoft Voting Agreement") contemporaneously with the execution and delivery of the merger agreement. As of September 25, 2012, an aggregate of 3,980,666 VanceInfo shares (including 212,746 VanceInfo shares underlying vested and unvested VanceInfo share options and VanceInfo restricted share units and 1,250,000 VanceInfo ADSs subject to certain variable prepaid forward arrangements), constituting approximately 8.9% of the total outstanding shares of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), and 8.9% of the voting power of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), were subject to the HiSoft Voting Agreement. Any VanceInfo shares, VanceInfo ADSs or other voting share capital of VanceInfo with respect to which any VanceInfo Voting Shareholder subsequently acquires beneficial ownership, including any VanceInfo shares issued upon the exercise of any VanceInfo share option or VanceInfo restricted share unit or the conversion, exercise or exchange of any other securities into or for any VanceInfo shares or VanceInfo ADSs or otherwise will automatically become subject to the HiSoft Voting Agreement.

VanceInfo Shareholders and ADS Holders Entitled to Vote; Voting Material (page 55)

        Only VanceInfo shareholders entered in the register of members of VanceInfo at the close of business on October 12, 2012 (Hong Kong time), the VanceInfo share record date, will receive the proxy card directly from VanceInfo. VanceInfo shareholders registered in the register of members of VanceInfo as of the VanceInfo share record date or their proxy holders are entitled to vote and may participate in the VanceInfo EGM any adjournment thereof. Holders of VanceInfo ADSs as of the close of business on October 5, 2012 (New York City time) cannot attend or vote at the VanceInfo EGM directly, but may instruct the VanceInfo depositary how to vote the shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the VanceInfo depositary and returning it in accordance with the instructions printed on it. The VanceInfo depositary must receive the ADS voting instruction card no later than noon (New York City time) on November 1, 2012. Each VanceInfo share carries one vote. Each VanceInfo ADS represents one VanceInfo share. At the close of business on September 25, 2012, 44,833,928 VanceInfo shares were issued and outstanding.

Voting By HiSoft and VanceInfo Directors and Executive Officers (page 55)

        At the close of business on the HiSoft ADS record date, based on the register of members 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) issued and outstanding, approximately 17% of which were owned and entitled to be voted by HiSoft directors and executive officers and/or their affiliates. We currently expect that HiSoft directors and executive officers and their affiliates will vote their shares in favor of each of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance, the HiSoft Articles Amendments and any motion to adjourn or postpone the HiSoft EGM to another time or place, if necessary, to solicit additional proxies. In addition, Mr. Tiak Koon Loh, director and Chief Executive Officer of HiSoft, and certain shareholders of HiSoft, being Granite Global Ventures (Q.P.), L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, "Granite Global Ventures"), entered into a voting agreements with and in favor of VanceInfo on August 10, 2012 contemporaneously with the execution and delivery of the merger agreement, agreeing to vote their shares in favor of each of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments. As of September 25, 2012, an aggregate of 30,441,328 HiSoft shares (including 28,131,210 HiSoft shares underlying vested and unvested HiSoft options and unvested restricted share awards), constituting approximately 4.6% of the total outstanding HiSoft shares (based on 659,376,977 HiSoft shares outstanding as of September 25, 2012), or approximately 4.6% of the aggregate voting power of HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), were subject to Mr. Loh's voting agreement. Further, as of September 25, 2012, an aggregate of 74,063,421 HiSoft shares (including 142,500 HiSoft shares underlying vested and unvested HiSoft options and restricted share awards), constituting approximately 11.2% of the total outstanding HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), or approximately 11.2% of the aggregate voting power of HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), were subject to the voting agreement with Granite Global Ventures.

        At the close of business on September 25, 2012, based on the VanceInfo register of members, there were 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) issued and outstanding, approximately 12.6% of which were owned and entitled to be voted by VanceInfo directors and executive officers and/or their affiliates. We currently expect that VanceInfo directors and executive officers and their affiliates will vote their shares in favor of the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and any motion to adjourn or postpone the VanceInfo EGM to another time or place, if necessary, to solicit additional proxies. In addition, Mr. Chris Shuning Chen, Chairman of the Board and Chief Executive Officer of VanceInfo, Button Software Ltd. and Tairon Investments Limited (the "VanceInfo Voting Shareholders"), who are shareholders of VanceInfo, entered into a voting agreement with and in favor of HiSoft on August 10, 2012 contemporaneously with the execution and delivery of the merger agreement. As of September 25, 2012, an aggregate of 3,980,666 VanceInfo shares (including 212,746 VanceInfo shares underlying vested and unvested VanceInfo options and VanceInfo restricted share units and 1,250,000 VanceInfo ADSs subject to certain variable prepaid forward arrangements), constituting approximately 8.9% of the total outstanding shares of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), and 8.9% of the voting power of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), are subject to the above voting agreements.

SELECTED HISTORICAL FINANCIAL DATA OF HISOFT

        The table below sets forth the selected historical consolidated statement of operations data of HiSoft for the five years ended December 31, 2011 and the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data of HiSoft as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012. The selected historical consolidated statement of operations data (other than ADS data) for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from the audited consolidated financial statements included in HiSoft's annual report on Form 20-F for the year ended December 31, 2011, initially filed with the SEC on April 20, 2012 and as amended on April 25, 2012 (the "HiSoft 2011 20-F"), which is incorporated by reference into this joint proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data as of June 30, 2012 have been derived from HiSoft's unaudited condensed interim consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data (other than ADS data) for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008, and 2009 have been derived from the audited historical consolidated financial statements of HiSoft which are not included herein.

        You should read the following selected historical financial information for HiSoft in conjunction with the audited historical consolidated financial statements of HiSoft and related notes and "Item 5. Operating and Financial Review and Prospects," which are contained in the HiSoft 2011 20-F that HiSoft has previously filed with the SEC and which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively. In addition, see "Selected Consolidated Financial Data of HiSoft", "Operating and Financial Review and Prospects of HiSoft" and "Unaudited Condensed Interim Financial Statements of HiSoft Technology International Limited" beginning on page 128, page 130 and page F-1, respectively.

        The historical consolidated financial data for HiSoft has been prepared in accordance with U.S. GAAP. The historical results of HiSoft do not necessarily indicate results expected for any future periods. The historical financial data has not been revised to reflect the HiSoft Share Consolidation or HiSoft ADS Adjustment in accordance with the merger agreement.

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$63,051	$100,720	$91,456	$146,579	$218,989	$95,179	$137,257
Cost of revenues(1)(2)	47,435	70,295	58,759	92,718	142,427	63,100	88,743
Gross profit	15,616	30,425	32,697	53,861	76,562	32,079	48,514
Operating Expenses	18,216	41,681	24,949	41,013	59,351	25,637	35,354
(Loss) income from operations	(2,600)	(11,256)	7,748	12,848	17,211	6,442	13,160
Income tax (expense) benefit	(770)	703	(1,061)	(1,934)	(1,718)	(843)	(2,282)
Net income (loss) from continuing operations	(882)	(10,142)	7,363	12,057	18,398	6,818	12,933
Net loss on discontinued operations	(38)	(569)	—	—	—	—	—
Net (loss) income	(920)	(10,711)	7,363	12,057	18,398	6,818	12,933
Noncontrolling interest	—	—	—	—	(497)	(127)	(492)
Net (loss) income attributable to HiSoft Technology International Limited	$(920)	$(10,711)	$7,363	$12,057	$17,901	$6,691	$12,441

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Deemed dividend on Series A, A-1, B and C convertible redeemable preferred shares	$(5,762)	—	—	—	—	—	—
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	—	—	$(5,690)	$(3,942)	—	—	—
Net (loss) income attributable to holders of common shares	$(6,682)	$(10,711)	$1,673	$8,115	$17,901	$6,691	$12,441
Net (loss) income from operations per common share:
Basic	$(0.03)	$(0.14)	$0.09	$0.04	$0.03	$0.01	$0.02
Diluted	$(0.03)	$(0.14)	$0.02	$0.03	$0.03	$0.01	$0.02
Net (loss) income per ADS:
Basic	$(1.35)	$(2.47)	$0.37	$0.49	$0.60	$0.22	$0.41
Diluted	$(1.35)	$(2.47)	$0.36	$0.45	$0.57	$0.21	$0.39
Weighted average common shares used in calculating (loss) income per common share:
Basic	94,237,854	82,279,610	86,148,324	315,964,432	566,247,106	582,100,664	575,202,866
Diluted	94,237,854	82,279,610	388,372,705	507,037,891	599,162,936	600,198,284	601,326,836
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic	4,959,887	4,330,506	4,534,122	16,629,707	29,802,479	30,636,877	30,273,835
Diluted	4,959,887	4,330,506	20,440,699	26,686,205	31,534,891	31,589,383	31,648,781

(1)
Includes acquisition-related amortization of intangible assets totaling US$1.9 million, US$1.6 million, US$0.1 million, US$0.9 million and US$2.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$0.8 and US$2.2 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$152	$50	$16	$188	$696	$179	$640
Operating expenses:
Selling and marketing	1,716	1,565	60	687	1,981	667	1,568
(2)
Includes share-based compensation charges totaling US$1.5 million, US$1.8 million, US$1.1 million, US$4.0 million and US$5.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$2.3 and US$3.8 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$268	$362	$321	$606	$234	$181	$47
Operating expenses:
General and administrative	1,214	1,405	720	3,136	4,906	1,823	3,505
Selling and marketing	8	35	56	259	516	287	254

        The following table presents a summary of HiSoft's selected consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012:

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(dollars in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,229	$46,881	$54,842	$169,893	$113,856	$90,425
Total assets	$96,668	$86,100	$104,242	$255,092	$273,179	$294,801
Total liabilities	$22,246	$16,699	$26,151	$80,140	$63,289	$68,827
Noncontrolling interest	—	—	—	—	$1,406	$945
Series A convertible redeemable preferred shares	$12,581	$12,581	$12,581	—	—	—
Series A-1 convertible redeemable preferred shares	$9,900	$9,900	$9,900	—	—	—
Series B convertible redeemable preferred shares	$30,800	$30,800	$30,800	—	—	—
Series C convertible redeemable preferred shares	$35,750	$35,750	$35,750	—	—	—
Common shares	$7	$9	$9	$58	$60	$60
Total HiSoft Technology International Limited shareholders' (deficit) equity	$(14,609)	$(19,630)	$(10,940)	$174,952	$208,484	$225,029
Total liabilities and equity	$96,668	$86,100	$104,242	$255,092	$273,179	$294,801

SELECTED HISTORICAL FINANCIAL DATA OF VANCEINFO

        The table below sets forth the selected historical consolidated statement of operations data of VanceInfo for the five years ended December 31, 2011 and the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data of VanceInfo as of December 31, 2007, 2008, 2009, 2010 and 2011. The selected historical consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from the audited consolidated financial statements included in VanceInfo's annual report on Form 20-F for the year ended December 31, 2011, initially filed with the SEC on April 26, 2012 and as amended on May 21, 2012 (the "VanceInfo 2011 20-F"), which is incorporated by reference into this joint proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data as of June 30, 2012 have been derived from VanceInfo unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data (other than ADS data and Note (1) which was obtained from information provided by management in the table below) for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from the audited historical consolidated financial statements of VanceInfo which are not included herein.

        You should read the following selected historical financial information of VanceInfo in conjunction with the audited historical consolidated financial statements of VanceInfo and related notes and "Item 5—Operating and Financial Review and Prospects," which are contained in the VanceInfo 2011 20-F that VanceInfo has previously filed with the SEC and which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively. In addition, see "Selected Consolidated Financial Data of VanceInfo", "Operating and Financial Review and Prospects of VanceInfo" and "Unaudited Condensed Interim Financial Statements of VanceInfo Technologies Inc." beginning on page 143, page 146 and page F-26, respectively.

        The historical consolidated financial data for VanceInfo has been prepared in accordance with U.S. GAAP. The historical results of VanceInfo do not necessarily indicate results expected for any future periods.

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$62,714	$102,663	$148,066	$211,550	$283,137	$125,655	$180,853
Cost of revenues(1)(2)	38,544	62,911	90,830	130,035	184,518	79,308	122,892
Gross profit	24,170	39,752	57,236	81,515	98,619	46,347	57,961
Operating expenses(1)(2)	16,180	25,905	34,710	51,901	81,848	33,713	50,333
Other operating income	860	858	413	2,036	3,172	1,230	951
Income from operations	8,850	14,705	22,877	31,871	20,863	14,466	8,663
Income tax expense	(174)	(1,298)	(2,089)	(2,518)	(1,075)	(1,688)	(1,514)
Net income	9,621	16,089	21,508	29,863	22,193	14,063	8,014
Noncontrolling interest	(52)	84	—	—	—	—	—
Net income attributable to VanceInfo Technologies Inc.	$9,569	$16,173	$21,508	$29,863	$22,193	$14,063	$8,014
Deemed dividend on Series A convertible redeemable preferred shares	(632)	—	—	—	—	—	—
Net income attributable to holders of common shares	$8,937	$16,173	$21,508	$29,863	$22,193	$14,063	$8,014
Net income per common share:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51	$0.32	$0.19
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49	$0.31	$0.18
Net income from operations per common share:
Basic	$0.22	$0.39	$0.60	$0.79	$0.48	$0.33	$0.21
Diluted	$0.19	$0.36	$0.55	$0.73	$0.46	$0.31	$0.20
Net income per ADS:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51	$0.32	$0.19
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49	$0.31	$0.18
Weighted average common shares used in calculating (loss) income per common share:
Basic	11,426,183	37,276,306	38,389,495	40,298,060	43,103,190	43,753,968	42,210,996
Diluted	13,446,087	40,695,982	41,576,217	43,406,080	45,248,469	45,992,676	43,903,951
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic	11,426,183	37,276,306	38,389,495	40,298,060	43,103,190	43,753,968	42,210,996
Diluted	13,446,087	40,695,982	41,576,217	43,406,080	45,248,469	45,992,676	43,903,951

(1)
Includes acquisition-related amortization of intangible assets totaling US$0.8 million, US$0.8 million, US$1.7 million, US$2.0 million and US$3.5 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$1.2 and US$2.4 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$—	$—	$347	$138	$—	$—	$—
Selling, general and administrative expenses	761	823	1,321	1,885	3,549	1,238	2,400

(2)
Includes share-based compensation charges totaling US$1.0 million, US$1.4 million, US$1.6 million, US$3.2 million and US$8.4 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$3.9 million and US$4.5 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$111	$265	$313	$492	$762	$296	$481
Selling, general and administrative expenses	885	1,126	1,252	2,755	7,682	3,566	4,056

        The following table presents a summary of VanceInfo's selected consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010, and 2011 and June 30, 2012:

	As of December 31,
						As of June 30, 2012
	2007	2008	2009	2010	2011
	(dollars in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,835	$79,963	$64,057	$161,265	$96,170	$76,432
Total assets	129,076	155,451	205,191	351,639	385,896	395,741
Total liabilities	18,068	23,948	42,629	55,472	82,452	78,117
Noncontrolling interest	630	—	—	—	—	—
Ordinary shares	37	39	39	45	42	42
Total VanceInfo Technologies Inc. shareholders' equity	110,378	131,503	162,562	296,167	303,444	317,624
Total liabilities and equity	129,076	155,451	205,191	351,639	385,896	395,741

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following table presents selected unaudited pro forma condensed combined financial information about HiSoft's consolidated balance sheet and statements of operations, after giving effect to the merger with VanceInfo. The information under "Statement of Operating Income Data" in the table below gives effect to the merger as if it had been consummated on January 1, 2011, the beginning of the earliest period presented. The information under "Balance Sheet Data" in the table below assumes the merger had been consummated on June 30, 2012. This unaudited pro forma combined financial information was prepared using the acquisition method of accounting with HiSoft considered the acquirer of VanceInfo. See "The Merger—Accounting Treatment" on page 94.

        The unaudited pro forma condensed combined balance sheet data reflect a preliminary allocation of the consideration to be paid by HiSoft in the merger to VanceInfo assets and liabilities based upon their estimated fair values as of June 30, 2012. The unaudited condensed combined pro forma balance sheet data does not allocate the consideration to be paid by HiSoft in the merger to VanceInfo's individual assets and liabilities based upon their estimated fair values as of the date of completion of the merger, because such an allocation depends upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make meaningful estimations and such a determination of fair values cannot be made prior to the completion of the merger. The parties expect that a completed purchase price allocation would likely result in recognizing intangible assets in addition to those reflected in the historical consolidated balance sheets of VanceInfo, the amortization of which would result in expense in future periods after the consummation of the merger. The parties also expect that a completed purchase price allocation would likely increase the carrying value of certain recorded assets and liabilities of VanceInfo from their historical book value to their fair value, which would reduce net income in periods following the merger from those reflected in the historical financial statements of VanceInfo. In addition to the potential adjustments discussed herein, the parties believe there may be certain minor differences in the accounting policies applied by HiSoft and VanceInfo and they are in the process of identifying the potential differences. The unaudited pro forma condensed combined financial information contained herein makes no adjustments to reflect the effect of such differences in accounting policies.

        The parties expect to incur significant costs and achieve significant revenue and other synergies in connection with integrating the operations of HiSoft and VanceInfo. The unaudited pro forma condensed combined financial information set forth below does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the merger. Additionally, while the parties have estimated certain merger-related transaction costs, which are reflected in the unaudited pro forma condensed combined financial information set forth below, this unaudited pro forma condensed combined financial information does not reflect adjusting entries to record certain potential additional expenses (e.g., share based compensation) as a result of the merger as additional time and effort will be required to more accurately estimate their impact and these amounts will materially change through to the effective time of the merger. The unaudited pro forma condensed combined financial information are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position or results of operations of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations or consolidated balance sheet.

        The information set forth below is a summary of certain unaudited pro forma condensed combined financial information of HiSoft, after giving effect to the merger. Please see "Unaudited Pro Forma

Condensed Combined Financial Information" and related notes thereto beginning on page 161 of this joint proxy statement/prospectus.

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	(In US$ thousands, except per share and per ADS data)
Unaudited Pro Forma Condensed Combined Statement of Operating Income Data:
Net revenue	$318,110	$502,126
Income from operations	$21,829	$36,335
Income tax expense	$3,795	$3,054
Net income attributable to common shareholders	$20,462	$38,094
Net income per common share/ADS—basic(1)	$0.24	$0.46
Net income per common share/ADS—diluted(1)	$0.23	$0.44

June 30, 2012
(In US$ thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$166,857
Goodwill	$83,035
Total assets	$706,541

Total liabilities	$161,073
Total equity	$545,468
Total liabilities and shareholders' equity	$706,541

(1)
Assumes the HiSoft Share Consolidation and HiSoft ADS Adjustment were completed as of January 1, 2011 (HiSoft share consolidation of 13.9482-to-1 and adjustment to HiSoft ADSs so that each ADS represents one HiSoft common share), and assumes approximately 42.5 million HiSoft common shares to be issued by HiSoft in connection with the merger (including HiSoft common shares underlying HiSoft ADSs to be issued in the merger) were issued (based on outstanding VanceInfo shares, including VanceInfo ADSs underlying VanceInfo shares, and vested VanceInfo restricted share units as of August 1, 2012).

COMPARATIVE UNAUDITED PER SHARE DATA

        The following table presents, for the year ended December 31, 2011 and for the six months ended June 30, 2012, selected historical per share and per ADS data of HiSoft and VanceInfo, as well as similar information reflecting the combination of HiSoft and VanceInfo as if the proposed merger had occurred on the first day of the periods presented and as a result was effective for the periods presented, which we refer to as "pro forma combined" information. The pro forma combined VanceInfo equivalent per share and ADS data presented below is calculated by multiplying the pro forma consolidated per share and ADS data by the exchange ratio of one.

        The pro forma combined information presented below is derived from the unaudited pro forma condensed combined financial information as set forth in "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 161 of this joint proxy statement/prospectus and is provided for informational purposes only and is not necessarily an indication of the results that would have been achieved had the proposed merger been completed as of the first day of the periods presented or that may be achieved by the combined company in the future. The December 31, 2011 selected comparative per share and per ADS information of HiSoft and VanceInfo set forth below has been derived from the respective audited consolidated financial statements. You should read the information in this section along with the historical consolidated financial statements of HiSoft and VanceInfo, respectively, and accompanying notes for the periods referred to above included in the documents described under "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively. The audited historical consolidated financial statements for HiSoft and VanceInfo have been prepared in accordance with U.S. GAAP. The June 30, 2012 selected comparative per share and per ADS information of HiSoft and VanceInfo set forth below has been derived from the respective unaudited management accounts of HiSoft and VanceInfo, which are not included in this joint proxy statement/prospectus. The pro forma combined information presented below is being provided for illustrative purposes only and does not purport to represent what the actual net income (loss) per HiSoft share or HiSoft ADS would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of HiSoft's future actual net income (loss) per HiSoft share or HiSoft ADS. The historical per share data has not been revised to reflect the HiSoft Share Consolidation or HiSoft ADS Adjustment in accordance with the merger agreement.

		Year Ended December 31, 2011		Six Months Ended June 30, 2012
		Per share	Per ADS	Per share	Per ADS
Basic net income per share/ADS
HiSoft historical	US$	0.03	0.60	0.02	0.41
VanceInfo historical	US$	0.51	0.51	0.19	0.19
Pro forma combined(1)	US$	0.46	0.46	0.24	0.24
Pro forma combined VanceInfo equivalent(1)(2)	US$	0.46	0.46	0.24	0.24
Diluted net income per share/ADS
HiSoft historical	US$	0.03	0.57	0.02	0.39
VanceInfo historical	US$	0.49	0.49	0.18	0.18
Pro forma combined(1)	US$	0.44	0.44	0.23	0.23
Pro forma combined VanceInfo equivalent(1)(2)	US$	0.44	0.44	0.23	0.23
Cash dividends per share/ADS
HiSoft historical	US$	—	—	—	—
VanceInfo historical	US$	—	—	—	—
Pro forma combined	US$	—	—	—	—
Pro forma combined VanceInfo equivalent	US$	—	—	—	—
Book value per share/ADS(3)
HiSoft historical	US$	0.35	6.65	0.38	7.18
VanceInfo historical	US$	7.17	7.17	7.51	7.51
Pro forma combined(1)	US$	6.02	6.02	6.52	6.52
Pro forma combined VanceInfo equivalent(1)(2)	US$	6.02	6.02	6.52	6.52

(1)
Assumes the HiSoft Share Consolidation and HiSoft ADS Adjustment were completed as of January 1, 2011 (HiSoft share consolidation of 13.9482-to-1 and adjustment to HiSoft ADSs so that each ADS represents 1 HiSoft share), and assumes approximately 42.5 million HiSoft shares to be issued by Hisoft in connection with the merger (including HiSoft shares underlying HiSoft ADSs to be issued in the merger) were issued, based on the outstanding VanceInfo shares and VanceInfo ADSs and vested VanceInfo restricted share units as of August 1, 2012.

(2)
The pro forma combined VanceInfo equivalent per share or ADS amounts are calculated by multiplying the pro-forma consolidated per share or ADS amounts by the exchange ratio of one.

(3)
Represents total shareholders' equity divided by shares or ADSs, as applicable.

 COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

        The HiSoft ADSs are listed on NASDAQ under the symbol "HSFT." The VanceInfo ADSs are currently listed on the NYSE under the symbol "VIT." The table below sets forth, for the periods indicated, the per ADS high and low closing sales prices of the HiSoft ADSs on NASDAQ and the VanceInfo ADSs on the NYSE on August 9, 2012 (the last full trading day prior to the public announcement by HiSoft and VanceInfo of the execution of the merger agreement) and September 27, 2012 (the latest practicable trading day before the filing of this joint proxy statement/prospectus).

	HiSoft ADSs (in US$)		VanceInfo ADSs (in US$)
	High	Low	High	Low
August 9, 2012	12.12	11.38	10.10	9.24
September 27, 2012	10.51	10.15	7.82	7.60

        The following table sets forth the average closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE for the 90 calendar days and 30 calendar days ending on August 9, 2012, and the closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE on August 9, 2012 and September 27, 2012. In addition, the following table sets forth the implied value per VanceInfo ADS based on the ADS exchange ratio, after giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment, for the corresponding periods or dates, as applicable, as well as the implied premium/(discount) to the average closing prices or closing price of VanceInfo ADSs for such corresponding periods or dates, as applicable, represented by such implied value per VanceInfo ADS.

	HiSoft ADSs (in US$)(1)	VanceInfo ADSs (in US$)(2)	Implied value per VanceInfo ADS (in US$)(3)	Implied premium/ (discount) to VanceInfo ADS(4)
90 calendar days ending on August 9, 2012(5)	12.97	9.41	9.52	1.17%
30 calendar days ending on August 9, 2012(5)	11.74	8.88	8.62	(2.93)%
August 9, 2012(6)	11.88	9.94	8.72	(12.27)%
September 27, 2012(6)	10.26	7.73	7.53	(2.59)%

(1)
Each HiSoft ADS represents 19 HiSoft shares.

(2)
Each VanceInfo ADS represents one VanceInfo share.

(3)
Calculated by (i) multiplying the closing price of HiSoft ADSs on NASDAQ on the relevant date or the average closing prices of HiSoft ADSs on NASDAQ for the relevant period, as applicable, by the ADS exchange ratio of one, and dividing this amount by (ii) 1.3622, which represents the implied HiSoft ADS split ratio determined by dividing 19 (the number of HiSoft common shares currently represented by one HiSoft ADS) by 13.9482 (the number of HiSoft common shares to be consolidated into one HiSoft common share pursuant to the HiSoft Share Consolidation).

(4)
Implied premium/(discount) represented by implied value per VanceInfo ADS.

(5)
Average closing price during the relevant period.

(6)
Closing price on the relevant date.

        Holders of VanceInfo shares and VanceInfo ADSs will not receive the merger consideration until after the proposed merger is completed. There can be no assurance as to the trading prices of the HiSoft ADSs at the time of the completion of the proposed merger. The market prices of the HiSoft ADSs and VanceInfo ADSs are likely to fluctuate prior to consummation of the merger and cannot be predicted. You are urged to obtain current trading prices for HiSoft ADSs and VanceInfo ADSs.

        Neither HiSoft nor VanceInfo has declared or paid any dividends on its ordinary shares or ADSs since their initial public offerings in July 2010 and December 2007, respectively.

RISK FACTORS

        In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the proposals to approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, in the case of HiSoft shareholders, or for the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, in the case of VanceInfo shareholders.

        You should be aware that investing in HiSoft shares or HiSoft ADSs involves risks, some of which are related to the merger, and you should carefully read and consider the risks associated with each of the businesses of HiSoft and VanceInfo because these risks will also affect the combined company following the merger. These risks can be found in the annual reports on Form 20-F for the year ended December 31, 2011 for each of HiSoft and VanceInfo, as such risks may be updated or supplemented in each company's subsequently filed reports on Form 6-K, to the extent incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents HiSoft or VanceInfo has filed or furnished to the SEC and which are incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information" beginning on page 199.

 Risks Related to the Merger

The market price of the HiSoft ADSs may decline during the period of time between the date of the merger agreement and the date on which VanceInfo shareholders and VanceInfo ADS holders actually receive HiSoft shares and HiSoft ADSs pursuant to the merger agreement.

        At the effective time of the merger, (1) each outstanding VanceInfo share will be converted into the right to receive fixed consideration consisting of one HiSoft share, and (2) each outstanding VanceInfo ADS will be converted into the right to receive fixed consideration consisting of one HiSoft ADS, except that the Excluded Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefore.

        In regards to the HiSoft share and HiSoft ADS portion of the merger consideration to be delivered to VanceInfo shareholders and VanceInfo ADS holders, respectively, under the merger agreement, the share exchange ratio and the ADS exchange ratio are fixed and will not be adjusted to reflect changes in the market value of HiSoft ADSs. The merger agreement does not provide for any price-based termination right.

        The market price of the HiSoft ADSs may fluctuate or decline during the period of time between the date of the merger agreement and the date on which VanceInfo shareholders and VanceInfo ADS holders entitled to receive HiSoft shares and HiSoft ADSs, respectively, pursuant to the merger agreement, actually receive HiSoft shares and HiSoft ADSs. These fluctuations may be caused by changes in the businesses, operations, financial results and prospects of HiSoft and VanceInfo, market expectations of the likelihood that the merger will be completed and the timing of the completion of the merger, general market and economic conditions or other factors both within or beyond the control of HiSoft or VanceInfo. At the time they cast their votes regarding the authorization and approval of the merger agreement, VanceInfo shareholders and ADS holders will not know the actual market value of the HiSoft shares and HiSoft ADSs they will receive when the merger is finally completed. The actual market value of the HiSoft shares and HiSoft ADSs, when received by VanceInfo shareholders and VanceInfo ADS holders, will depend on the market value of those HiSoft shares and HiSoft ADSs on that date. This market value may be less than the value of the HiSoft shares and HiSoft ADSs at the time the merger agreement was signed or when the VanceInfo EGM is held. For example, during the first six months of 2012, the market price of HiSoft shares ranged from a low of US$9.26 to a high of US$16.43, all as reported on NASDAQ. See "Comparative Market Price and Dividend Information" on page 172.

Failure to timely complete the proposed merger could disrupt HiSoft's and VanceInfo's business plans and operations and have a material adverse effect on the trading price of each company's ADSs.

        Although HiSoft and VanceInfo expect to complete the merger promptly after receiving VanceInfo shareholder approval and HiSoft shareholder approval at their respective shareholder meetings, the transaction is subject to certain customary closing conditions.

        The companies' inability to complete the merger on the expected schedule or at all would likely disrupt their operations and require the companies to revise their respective business plans, and could otherwise have a material adverse effect on each company's business and on the trading price of each company's ADSs. Moreover, if the merger is not completed, both companies will be subject to several risks, including having to pay certain costs relating to the merger, the possibility of one of the parties needing to pay a significant termination fee to the other party, and the management teams of HiSoft and VanceInfo having their focus diverted from pursuing other opportunities that could be beneficial to HiSoft or VanceInfo, in each case, without realizing any of the benefits that might have resulted had the merger been completed.

The issuance of HiSoft Shares to VanceInfo Shareholders in the merger will substantially reduce the percentage interests of HiSoft Shareholders.

        If the merger is completed, HiSoft will issue approximately 42,573,566 shares of HiSoft shares in the merger based on the number of VanceInfo shares outstanding on September 25, 2012. Based on this estimated number of shares, VanceInfo shareholders before the merger will own, in the aggregate, approximately 50% of the HiSoft shares outstanding immediately after the merger. The issuance of HiSoft shares to VanceInfo shareholders in the merger and to holders of assumed options and restricted share units to acquire VanceInfo shares will substantially reduce the percentage interests of HiSoft shareholders.

Certain directors and executive officers of VanceInfo and HiSoft have agreements and arrangements that may result in their having interests in the merger different from, or in addition to, those of VanceInfo shareholders and HiSoft shareholders generally.

        Certain directors and executive officers of VanceInfo and HiSoft have agreements or arrangements that provide them with interests in the merger that are different than those of HiSoft's or VanceInfo's other shareholders and ADS holders. For example, Mr. Tiak Koon Loh, the Chief Executive Officer and a director of HiSoft, will become Chief Executive Officer of the combined company, and Mr. Chris Shuning Chen, the Chief Executive Officer and the Chairman of the board of directors of VanceInfo, will become the Non-Executive Chairman of the board of directors of the combined company. Mr. Loh and Mr. Chen have agreed to an allocation of roles and responsibilities between them as well as certain principles for selecting a successor Chief Executive Officer in the event that Mr. Loh no longer serves in this role. Mr. Chen has agreed to align his vote as a director of the combined company with Mr. Loh on matters of strategy and operation of the combined company. In addition, up to three other current HiSoft directors and up to three other current VanceInfo directors may serve on the board of directors of the combined company. As of the date of this joint proxy statement/prospectus, neither HiSoft nor VanceInfo has made a determination as to which individuals (other than Mr. Loh and Mr. Chen) will be appointed to the board of directors of the combined company.

        Mr. Loh and Mr. Chen also have been appointed to the Transition Management Committee, which adopted resolutions after the execution of the merger agreement that set forth certain principles relating to, among other matters, new equity compensation awards for key executives of the combined company, certain compensation and benefits arrangements for the Chairman and Chief Executive Officer of the combined company and potential adjustments to the existing HiSoft and VanceInfo equity compensation plans following completion of the merger. For example, HiSoft and VanceInfo intend to establish a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted share capital of HiSoft following the completion of the merger to be allocated to key executives of the combined company. A portion of such pool representing 0.5% of the fully-diluted equity of the combined company will be allocated to the Non-Executive Chairman of the combined company and former VanceInfo key executives as determined by Mr. Chen, and a portion of such pool representing 4.5% of the fully-diluted equity of the combined company will be allocated to key executives of the combined company as determined by Mr. Loh, with the allocation to the Non-Executive Chairman and the Chief Executive Officer of the combined company to be similar.

        The Transition Management Committee resolutions also provide, among other matters, that, for a period of three years following the completion of the merger, the salary remuneration of the Non-Executive Chairman and the Chief Executive Officer of the combined company will be the same, and the aggregate bonus and other compensation (including options, restricted share unit awards and other share-based compensation) for the Non-Executive Chairman and the Chief Executive Officer of the combined company will be the same, provided that such salary, bonus and other compensation will be structured in a manner which does not adversely affect the combined company's operating results and will conform to general practices. In addition, following the completion of the merger, the Non-Executive Chairman of the combined company may be granted a special bonus and/or share-based award following the completion of the merger in consideration of his contribution to a successful completion of the merger and successful transition and integration of VanceInfo and HiSoft, and subject to the combined company's enhanced performance, the Chief Executive Officer of the combined company will be granted a bonus and/or additional share-based awards. Furthermore, the Transition Management Committee will determine any necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to, among other matters, ensure consistency with respect to material terms and conditions of such plans, which may result in directors and executive officers who are participants in such plans receiving vesting or other terms that are more favorable to them than immediately before the effective time of the merger. The various governance, compensation and benefits arrangements contemplated by these Transition Management Committee resolutions are subject to approval by the compensation committee and the board of directors of the combined company following the completion of the merger.

        For a detailed description of such agreements and arrangements and further information about the resolutions authorized and approved by the Transition Management Committee, please see "The Merger—Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger" beginning on page 88 and for more information. Each of the HiSoft Board and the VanceInfo Board was aware of these agreements and arrangements during its deliberations of the merits of the merger and determining to recommend that HiSoft shareholders and ADS holders and the VanceInfo shareholders and ADS holders, respectively, approve the matters upon which they are being asked to vote.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire HiSoft or VanceInfo.

        The merger agreement contains "no shop" provisions that restrict HiSoft's and VanceInfo's ability to solicit or facilitate competing proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to HiSoft's or VanceInfo's agreement that their respective board of directors will not withdraw or modify its recommendation regarding the merger. Further, even if HiSoft or VanceInfo withdraws or modifies its recommendation in accordance with the merger agreement, it would still be required to submit each of its merger-related proposals to a vote at the

HiSoft EGM or VanceInfo EGM, as the case may be. In addition, the other party generally has an opportunity to modify the terms of the merger in response to any competing proposals before the board of directors of the company that has received the competing proposal may withdraw or modify its recommendation with respect to the merger. If HiSoft or VanceInfo withdraws or modifies its recommendation, it would be required to pay the other party a US$30 million termination fee if the other party elects to terminate the merger agreement. If a third party publicly makes a competing proposal with either HiSoft or VanceInfo before the HiSoft EGM or VanceInfo EGM, as the case may be, and HiSoft's shareholders or VanceInfo's shareholders, as the case may be, do not approve the transactions, it will be required to pay the other party a US$15 million termination fee. If HiSoft's shareholders or VanceInfo's shareholders fail to approve the transactions, HiSoft or VanceInfo, as the case may be, would be required to pay a US$4 million termination fee to the other party.

        See "The Merger Agreement and Plan of Merger—Termination of the Merger Agreement" on page 119 and "The Merger Agreement and Plan of Merger—Termination Fees" on page 121.

        These provisions could discourage a potential competing acquirer from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the applicable termination fee.

If the IRS were to successfully challenge the qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code or if VanceInfo is or has been a PFIC for U.S. federal income tax purposes, certain adverse tax consequences affecting the U.S. Holders of VanceInfo shares and VanceInfo ADSs who respectively receive HiSoft shares and HiSoft ADSs in the merger may result, including such holders of VanceInfo shares and VanceInfo ADSs needing to recognize gain or loss with respect to the VanceInfo shares and VanceInfo ADSs surrendered in the merger. Adverse tax consequences could also result if VanceInfo is or has been a PFIC for U.S. federal income tax purposes.

        The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. If the merger qualifies as a reorganization under section 368(a) of the Internal Revenue Code and VanceInfo is not and has not been a PFIC, U.S holders of VanceInfo shares will not recognize gain or loss on the exchange of their VanceInfo shares for HiSoft shares and U.S. holders of VanceInfo ADSs will not recognize gain or loss on the exchange of their VanceInfo ADSs for HiSoft ADSs. If VanceInfo is or has been a PFIC then U.S. holders could be required to recognize any gain realized under special rules applicable to shareholders of PFICs, including ordinary income treatment of the gain. Although VanceInfo does not believe it is or has been a PFIC, because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that VanceInfo is not or has not been a PFIC for any year.

        HiSoft and VanceInfo cannot assure U.S. holders of VanceInfo shares and U.S. holders of VanceInfo ADSs that the IRS will agree with the treatment of the merger as a reorganization under section 368(a) of the Internal Revenue Code. If the IRS successfully challenges the qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code, U.S. holders of VanceInfo shares and U.S. holders of VanceInfo ADSs would generally be required to recognize gain or loss with respect to the VanceInfo shares and VanceInfo ADSs surrendered in the merger in an amount equal to the difference between the fair market value, as of the effective date of the merger, of the HiSoft shares or HiSoft ADSs received or to be received in the merger and the shareholders' adjusted tax basis in their surrendered VanceInfo shares or ADSs. Generally, in such event, the tax basis in the HiSoft shares or HiSoft ADSs received by U.S. holders of VanceInfo shares and U.S. holders of VanceInfo ADSs would equal their fair market value as of the effective date of the merger, and the holding period for the HiSoft shares or HiSoft ADSs would begin on the day after the merger.

        Tax matters are complicated and the tax consequences of the merger to each U.S. Holder of VanceInfo shares and VanceInfo ADSs will depend on the facts of each holder's situation. U.S. holders of VanceInfo shares and VanceInfo ADSs are urged to read the discussion under "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 94 of this joint proxy statement/prospectus and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Risks Related to the Combined Business Following Completion of the Merger

The anticipated synergies and benefits of the merger may not be realized fully or at all, or may take longer to realize than expected, either of which could adversely affect the combined company's results following the merger.

        HiSoft and VanceInfo entered into the merger agreement with the expectation that the proposed merger will result in various synergies and benefits. See "The Merger—Reasons for the Merger and Recommendation of the HiSoft Board" and "The Merger—Reasons for the Merger and Recommendation of the VanceInfo Board." Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected and/or to the extent to which they are expected. Whether these anticipated benefits are realized depends on future events and circumstances, some of which are beyond the parties' control. In addition, the potential synergies that HiSoft and VanceInfo anticipate due to an integration of the two companies may not be realized.

The failure to integrate successfully the businesses of HiSoft and VanceInfo in the expected time frame would adversely affect the business of the combined company following the merger.

        The merger involves the integration of two companies that have previously operated independently. The success of the merger will depend, in large part, on the ability of the combined company following the merger to realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from combining the businesses of HiSoft and VanceInfo. To realize these anticipated benefits, the businesses of HiSoft and VanceInfo must be successfully integrated. This integration will be complex and time-consuming. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company not achieving the anticipated benefits of the merger.

        Potential difficulties that may be encountered in the integration process include the following:

  •
  the inability to successfully integrate the businesses of HiSoft and VanceInfo in a manner that permits the combined company to achieve the full revenue and cost savings anticipated to result from the merger;

  •
  complexities associated with managing the larger, more complex, combined business;

  •
  integrating personnel from the two companies while maintaining focus on providing consistent, high-quality service to customers of both companies;

  •
  potential unknown liabilities and unforeseen expenses or delays associated with the merger;

  •
  performance shortfalls at one or both of the companies as a result of the diversion of management's attention caused by completing the merger and integrating the companies' operations; and

  •
  the disruption of, or the loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures and policies.

The market price of the HiSoft ADSs may decline following completion of the merger.

        The market price of HiSoft ADSs may decline at any time following the completion of the merger if, among other reasons:

  •
  the synergies expected by HiSoft and VanceInfo are not achieved;

  •
  the effect of the merger with VanceInfo on the financial results of HiSoft is not consistent with the expectations of financial analysts or investors; or

  •
  VanceInfo ADS holders sell a significant number of HiSoft ADSs after consummation of the merger, or VanceInfo shareholders who receive HiSoft shares under the merger agreement later sell a significant number of HiSoft ADSs in the open market.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

        The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position or results of operations of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations or consolidated balance sheet. The unaudited pro forma condensed combined balance sheet data reflect a preliminary allocation of the consideration to be paid by HiSoft in the merger to VanceInfo assets and liabilities based upon their estimated fair values as of June 30, 2012. The unaudited condensed combined pro forma balance sheet data do not allocate the consideration to be paid by HiSoft in the merger to VanceInfo assets and liabilities based upon their estimated fair values as of the date of completion of the merger, because such an allocation depends upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make meaningful estimations and such a determination of fair values cannot be made prior to the completion of the merger. The unaudited pro forma condensed combined financial statements are based upon currently available information and estimates and assumptions that HiSoft's management and VanceInfo's management believe are reasonable as of the date of this joint proxy statement/prospectus. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger.

Certain client contracts of HiSoft and VanceInfo contain provisions which may be triggered as a result of the merger and, if triggered, could adversely affect the business and future profitability of the combined company.

        HiSoft and VanceInfo contracts with certain of their respective clients provide for downward revision of the prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract HiSoft or VanceInfo, as the case may be, were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, HiSoft or VanceInfo, as the case may be, may be required to offer equally favorable terms and conditions to the client prospectively for future work performed or retrospectively in the form credits applied towards future pricing. As a result of the merger, some of these provisions included in HiSoft client contracts may require HiSoft to revise downward the prices applicable to such contracts if the pricing terms of certain VanceInfo client contracts are more favorable than the terms included in the HiSoft client contracts, which could adversely affect the business and future profitability of the combined company. Similarly, as a result of the merger, some of these provisions included in VanceInfo client contracts may require VanceInfo to revise downward the prices applicable to such contracts if the pricing terms of certain HiSoft client contracts are more favorable than the terms included in the VanceInfo client contracts, which could adversely affect the business and future profitability of the combined company.

        HiSoft and VanceInfo contracts with certain of their respective clients contain non-competition clauses, under which HiSoft or VanceInfo, as the case may be, are constrained from providing services to certain customers of these existing clients. In addition, HiSoft and VanceInfo contracts with certain of their respective clients provide that, during the term of the contract and for a period of time after the expiration of the contract and under specified circumstances, neither HiSoft nor VanceInfo, as the case may be, may accept any assignments from, or render similar services to, customers, potential customers prompted during proposal provision or bidding process or competitors, of these clients, without the prior written consent of the client. Since HiSoft and VanceInfo currently provide services to some customers and competitors of the other's existing clients, if after the consummation of the transaction HiSoft or VanceInfo is unable to obtain the consent of their respective existing clients, the continued provision of services to such customers or competitors of their respective existing clients may constitute a breach under their respective client contracts or result in the termination of such client contracts, which could adversely affect the business, future profitability and client relationships of the combined company.

        Furthermore, HiSoft and VanceInfo contracts with certain of their respective clients contain change-of-control clauses, which provide that the contracts may be terminated with immediate effect by written notice by the clients without incurring any liability in the event that there is a direct or indirect change of ownership of HiSoft or VanceInfo or there is a material change in the key personnel of HiSoft or VanceInfo. Such change-of-control clauses may be triggered as a result of the merger. If HiSoft or VanceInfo is unable to obtain the consent of their respective clients as to the consummation of the merger, their contracts with these clients may be terminated, which could adversely affect the business, future profitability and client relationships of the combined company.

Uncertainty about the merger and diversion of management could harm HiSoft, VanceInfo or the combined company.

        In response to the announcement of the merger, existing or prospective customers, partners and suppliers may delay or defer their purchasing or other decisions concerning HiSoft or VanceInfo, or they may seek to change their existing business relationship. In addition, as a result of the merger, current and prospective employees could experience uncertainty about their future with HiSoft, VanceInfo or the combined company. These uncertainties may impair each company's ability to retain, recruit or motivate key personnel. Completion of the merger will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships of the combined company.

HiSoft and VanceInfo will incur transaction and integration costs in connection with the merger which will be borne by the combined company.

        HiSoft and VanceInfo have incurred, and expect to continue to incur, significant costs in connection with the merger. HiSoft will also incur integration costs following the completion of the merger as VanceInfo's operations are integrated with HiSoft's operations. The synergies expected to arise from the merger may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the merger. Unanticipated costs, or the failure to achieve such expected improvement, may have an adverse impact on the results of operations of the combined company following the completion of the merger.

 Other Risks Related to HiSoft and VanceInfo

        HiSoft's businesses are and will be subject to the risks described above. In addition, HiSoft is, and will continue to be, subject to the risks described in "Item 3.D.—Key Information—Risk Factors" of the HiSoft 2011 20-F, beginning on page 5, all of which are incorporated by reference into this joint proxy statement/prospectus, and the risk factors below for information concerning the risks relating to HiSoft.

        VanceInfo's businesses are and will be subject to the risks described above. In addition, VanceInfo is, and will continue to be, subject to the risks described in "Item 3.D.—Key Information—Risk Factors" of the VanceInfo 2011 20-F, beginning on page 6, all of which are incorporated by reference into this joint proxy statement/prospectus, and the risk factors below for information concerning the risks relating to VanceInfo.

        In addition, the HiSoft shares and HiSoft ADSs to be received by VanceInfo shareholders and VanceInfo ADS holders, respectively, will have different rights from the VanceInfo shares and VanceInfo ADSs. For a summary of the material differences between HiSoft shareholder rights and VanceInfo shareholder rights, see "Comparison of Rights of Holders of HiSoft Securities and VanceInfo Securities—Comparison of Rights of HiSoft and VanceInfo Shareholders," beginning on page 141. Similarly, there are certain differences between the rights of VanceInfo ADS holders under the VanceInfo Deposit Agreement and the rights of HiSoft ADS holders under the HiSoft Deposit Agreement. For example, there are differences in the fees that the HiSoft depositary and the VanceInfo depositary charge under various circumstances. For a summary of the material differences between the rights of HiSoft ADS holders and the rights of VanceInfo ADS holders, see "Comparison of Rights of Holders of HiSoft Securities and VanceInfo Securities—Comparison of Rights of holders of HiSoft ADSs and VanceInfo ADSs," beginning on page 177.

The subsidiaries of HiSoft and VanceInfo incorporated in Beijing, Jiangsu, Guangdong and Tianjin may be required to pay value added tax as a result of the recent tax reform in the PRC which could have an adverse impact on the operating results of HiSoft and VanceInfo.

        On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Rules of the Pilot Program of Value Added Tax Reform, or Circular 110, and the Notice on the Pilot Program of Value Added Tax Reform in Transportation and Certain Modern Service Industries in Shanghai, or Circular 111, or the New VAT Rules. The New VAT Rules became effective on January 1, 2012, under which certain transportation and modern services companies in Shanghai will be subject to value added tax, or VAT, in lieu of the otherwise applicable Business Tax, of 5%. According to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on July 31, 2012, or Circular 71, certain transportation and modern services companies incorporated in eight other provinces in the PRC will be subject to the tax reform contemplated under the New VAT Rules. As a result, the subsidiaries of HiSoft and VanceInfo incorporated in Shanghai are required to pay VAT from January 1, 2012; the subsidiaries of HiSoft and VanceInfo incorporated in Beijing are required to pay VAT from September 1, 2012; Wuxi HiSoft Services Ltd., Suzhou VanceInfo Creative Software Technology Limited and Nanjing VanceInfo Creative Software Technology Limited are required to pay VAT from October 1, 2012; the subsidiaries of HiSoft and VanceInfo incorporated in Guangdong are required to pay VAT from November 1, 2012; and VanceInfo Technologies Limited is required to pay VAT from December 1, 2012. Specifically, these subsidiaries will be subject to VAT at a rate of 3% if they qualify as small-scale VAT payers or 6% if they qualify as general VAT payers for the research and development services and IT services they provide depending on their taxable revenue. The tax burdens associated with different VAT payer status are unclear because while general VAT payers are subject to a higher VAT rate, they enjoy the benefit of being able to reduce the total VAT it has paid in connection with daily purchasing activities, which is not available to small-scale VAT payers. In addition, different formulas for calculating taxable VAT will be applied to the VAT payers depending on their status. As these are newly introduced rules, there is significant uncertainty relating to the interpretation and enforcement of these rules by the national and local tax authorities and other relevant authorities. In addition, the PRC government may adopt similar tax reforms in other cities in China, and our business, financial condition and results of operations could be materially and adversely affected if those tax reforms become unfavorable to HiSoft or VanceInfo.

Adverse changes relating to VanceInfo's major clients could reduce VanceInfo's revenues and harm its business.

        VanceInfo has derived, and believes that in the foreseeable future it will continue to derive, a significant portion of its revenues from a limited number of clients. For example, in 2011, each of Huawei and Microsoft accounted for 10% or more of VanceInfo's net revenues, and in the aggregate accounted for 36.9% of its net revenues. VanceInfo's top five clients accounted for approximately 53.1% and 53.4% of its net revenues in 2011 and the six months ended June 30, 2012, respectively. VanceInfo's ability to maintain close relationships with these clients is essential to the growth and profitability of its business.

        A number of factors other than VanceInfo's performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. For example, it was recently announced that Huawei has formed a joint venture specializing in the software outsourcing business with one of VanceInfo's competitors and has entered into an agreement with another competitor of VanceInfo to form an IT services joint venture. Huawei may have plans to form similar joint ventures or other alliances with VanceInfo's competitors. Furthermore, another VanceInfo client headquartered in Europe, ranked among VanceInfo's top five clients as measured by revenues in 2011, has recently been downsizing its operations. VanceInfo generally does not have long-term commitments from its clients to purchase its services, and its clients may terminate master service agreements and statements of work on short notice. The above or other adverse changes relating to VanceInfo's major clients could reduce VanceInfo's revenues and harm its business.

Strict enforcement of PRC Company Law on VanceInfo's two PRC subsidiaries may result in additional capital contribution in form of cash into the two PRC subsidiaries.

        Beijing Sunwin Technology Co., Ltd., or Beijing Sunwin and Beijing Viatt Information Technology Co., Ltd., or Beijing Viatt, each a PRC subsidiary of VanceInfo, are incorporated in Zhongguancun Science Park, Haidian District, Beijing, with 86.4% and 80% of their registered capital contributed in form of intellectual properties, respectively. Zhongguancun Science Park was approved by the State Council of the PRC to be developed as a national self-regulatory creative zone, and the Standing Committee of the People's Congress of Beijing, as the legislative body of Beijing, passed the Rules of Zhongguancun National Self-Regulatory Creative and Illustrative Zone in 2000, or Bulletin 25 which was subsequently replaced by Bulletin 12 passed in 2010. Under both rules, shareholders of a company incorporated in Zhongguancun Science Park may decide on the percentage of capital contribution into the company made in form of intellectual properties through contractual agreement. Although these local rules are silent on whether the percentage of capital contribution in form of intellectual properties is allowed to exceed the statutory upper limit under the PRC Company Law, both Beijing Sunwin and Beijing Viatt have been duly registered with, and passed the annual examinations by, the competent local branch of the State Administration for Industry and Commerce, or the SAIC. Therefore, VanceInfo in good faith believed that the capital injections into Beijing Sunwin and Beijing Viatt were in compliance with relevant PRC laws and regulations. However, the in-kind capital contribution into these two entities based on the Zhongguancun Science Park Rules exceeded the upper limit allowed under the PRC Company Law and other relevant national regulations effective as of the respective capital contributions. As such, the likelihood cannot be completely ruled out that the SAIC or its competent local counterparts may decide to strictly enforce the aforesaid statutory requirement under the PRC Company Law and thus require VanceInfo to make up the capital contributions to Beijing Sunwin and Beijing Viatt in cash, although the risk remains uncertain and remote.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus and the information incorporated by reference into this joint proxy statement/prospectus include certain forward-looking statements. In addition, in the future HiSoft, VanceInfo, and others on their behalf may make statements that constitute forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as "will," "believes," "intends," "plans," or "expects," or similar expressions, or by express or implied discussions regarding the merger, the future financial results or business prospects of HiSoft, VanceInfo or any of their respective subsidiaries or the potential growth opportunities or expected benefits from the merger; or by discussions of strategies, plans, expectations or intentions. You should not place undue reliance on these statements.

        Such forward-looking statements reflect the current views of HiSoft and/or VanceInfo regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no assurance that HiSoft, VanceInfo or any of their respective subsidiaries or service lines will achieve any particular financial results, or that the merger will be completed or the expected benefits of the merger will be achieved in a timely manner or at all. In particular, management's expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; uncertainties regarding future demand for the services and products of HiSoft or VanceInfo; unforeseen adverse consequences of the proposed merger, such as making it more difficult to maintain relationships with key employees; and the impact that the foregoing factors could have on the values attributed to the assets and liabilities of HiSoft, VanceInfo and any of their respective subsidiaries as recorded on their consolidated balance sheets. Some of these factors are discussed in more detail under "Risk Factors" in this joint proxy statement/prospectus, in the HiSoft 2011 20-F or the year ended December 31, 2011, as filed with the SEC on April 20, 2012 and as amended on April 25, 2012 (the "HiSoft 2011 20-F"), including under "Item 3.D. Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects," and in VanceInfo's annual report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on April 26, 2012 and as amended on May 21, 2012 (the "VanceInfo 2011 20-F"), including under "Item 3.C. Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this joint proxy statement/prospectus or in the documents incorporated herein by reference as anticipated, believed, estimated or expected.

        HiSoft and VanceInfo caution against placing undue reliance on forward-looking statements, which reflect their current beliefs and are based on information currently available to them as of the date a forward-looking statement is made. Forward-looking statements set forth or incorporated by reference herein speak only as of the date of this joint proxy statement/prospectus or the date of the document incorporated by reference into this joint proxy statement/prospectus, as the case may be, and will only be updated in this joint proxy statement/prospectus or the document incorporated by reference into this joint proxy statement/prospectus, as the case may be, to the extent required by applicable federal securities law. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in HiSoft's or VanceInfo's public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" beginning on pages 199 and 200, respectively.

 THE EXTRAORDINARY GENERAL MEETING OF HISOFT SHAREHOLDERS

Date, Time and Place

        HiSoft will hold the HiSoft EGM at the offices of Fangda Partners at 21/F, China World Tower, No. 1, Jian Guo Men Wai Avenue, Beijing 100004, PRC on November 6, 2012, beginning at 9:00 a.m. (Beijing time).

Matters to be Considered at the HiSoft EGM

        The purposes of the HiSoft EGM are to consider and, if thought fit, to pass the following resolutions:

        1.     as an ordinary resolution to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, and the HiSoft Share Issuance that constitutes the consideration for the merger pursuant to the merger agreement;

        2.     as a special resolution, to authorize and approve the HiSoft Articles Amendments; and

        3.     as an ordinary resolution, to authorize and approve that in the event there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments proposed at the HiSoft EGM, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies.

Recommendation of HiSoft's Board of Directors

        After careful consideration, HiSoft's board of directors has unanimously approved the merger agreement and recommends that you vote (1) "FOR" the resolutions to authorize and approve the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Share Issuance and the HiSoft Articles Amendments and (2) "FOR" any resolution to adjourn the HiSoft EGM, if necessary.

Record Date and Quorum

        A quorum of HiSoft shareholders is necessary to have a valid shareholders' meeting. Pursuant to HiSoft's articles of association, at least two HiSoft shareholders entitled to vote holding not less than an aggregate of one-third in nominal value of the total issued voting shares of HiSoft present in person or by proxy constitutes a quorum for all purposes. Upon written request by HiSoft to the HiSoft depositary, all deposited shares (whether or not voting instructions have been received in respect of such HiSoft shares) underlying HiSoft ADSs will be included in the calculation of the number of HiSoft shares represented at the HiSoft EGM for purposes of determining whether a quorum has been achieved.

        HiSoft expects, as of the HiSoft share record date, there will be approximately 659,376,977 HiSoft shares entitled to be voted at the HiSoft EGM.

Vote Required

        The HiSoft Share Consolidation, the HiSoft Capital Increase and the HiSoft Share Issuance must be approved by an affirmative vote by holders of HiSoft shares representing a majority of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM. The HiSoft Articles Amendments must be authorized and approved by an affirmative vote of holders of HiSoft shares representing at least two-thirds of the votes cast by such shareholders of HiSoft entitled to do so, voting in person or by proxy, at the HiSoft EGM. As of September 25, 2012, based on the HiSoft register of members, there were 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) issued and outstanding and entitled to vote.

 Voting by Directors, Executive Officers and Certain HiSoft Shareholders

        As of September 25, 2012, HiSoft directors and executive officers and their affiliates beneficially owned an aggregate of approximately 112,116,798 HiSoft shares, constituting approximately 17% of the total outstanding HiSoft shares and approximately 17% of the aggregate voting power of HiSoft shares. We currently expect that the HiSoft directors and executive officers and their affiliates will vote their shares in favor of all HiSoft proposals, but none of them (other than the Mr. Tiak Koon Loh) has entered into any agreement obligating him or her to do so.

        As an inducement for VanceInfo to enter into the merger agreement, certain shareholders of HiSoft, being Mr. Tiak Koon Loh and Granite Global Ventures (Q.P.), L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P. (collectively "Granite Global Ventures", and together with Mr. Loh, the "HiSoft Voting Shareholders"), entered into voting agreements with and in favor of VanceInfo on August 10, 2012 (the "VanceInfo Voting Agreements") contemporaneously with the execution and delivery of the merger agreement. As of September 25, 2012, an aggregate of 104,504,749 HiSoft shares (including 28,273,710 HiSoft shares underlying vested and unvested HiSoft options and unvested restricted share awards), constituting approximately 15.9% of the total outstanding HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012) and approximately 15.9% of the aggregate voting power of HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), were subject to the VanceInfo Voting Agreements. Under the VanceInfo Voting Agreements, the HiSoft Voting Shareholders have agreed, among other things, to vote all HiSoft shares and HiSoft ADSs beneficially owned by them in favor of the matters relating to the transaction being submitted to the HiSoft shareholders for approval and against any competing transaction, and, with respect to Mr. Loh, to certain transfer restrictions with respect to HiSoft shares and HiSoft ADSs beneficially owned by him. Please see "The Voting Agreement—Voting Agreements between VanceInfo and Certain HiSoft Shareholders" for more information.

HiSoft Shareholders and ADS Holders Entitled to Vote; Voting Materials

        Only HiSoft shareholders entered in the register of members of HiSoft at the close of business on October 12, 2012 (Hong Kong time), the HiSoft share record date, will receive the proxy card directly from HiSoft. HiSoft shareholders registered in the register of members of HiSoft as of the HiSoft share record date or their proxy holders are entitled to vote and may participate in the HiSoft EGM any adjournment thereof. HiSoft shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by HiSoft no later than 9:00 a.m. on November 2, 2012 (Hong Kong time).

        Holders of HiSoft ADSs as of the close of business on September 25, 2012 (New York City time) cannot attend or vote at the HiSoft EGM directly, but may instruct the HiSoft depositary how to vote the shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the HiSoft depositary and returning it in accordance with the instructions printed on it. The HiSoft depositary must receive the ADS voting instruction card no later than noon (New York City time) on November 1, 2012. The HiSoft depositary shall endeavor, in so far as practicable, to vote or cause to be voted the shares represented by HiSoft ADSs in accordance with your voting instructions.

        Holders of HiSoft ADSs may vote at the HiSoft EGM if they cancel their ADSs and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the HiSoft shares) and become a holder of HiSoft shares by the close of business on October 12, 2012 (Hong Kong time). HiSoft ADS holders wanting to cancel their ADSs need to make arrangements to deliver their ADSs to the HiSoft depositary for cancellation prior to the close of business in New York City on October 8, 2012 and complete certain other procedures required by the HiSoft depositary. Persons who hold HiSoft ADSs in a brokerage, bank or nominee account, must contact their broker, bank or nominee to find out what actions they need to take to instruct the broker, bank or nominee to cancel the ADSs on their behalf. Persons holding HiSoft ADSs in a brokerage, bank or nominee account should consult with their broker, bank or nominee to obtain directions on how to provide such broker, bank or nominee with instructions on how to vote their ADSs.

        Each HiSoft share carries one vote. Each HiSoft ADS represents 19 HiSoft shares. As of September 25, 2012, there were 659,376,977 HiSoft shares issued and outstanding (including HiSoft shares represented by ADSs), all of which are entitled to vote on the proposals at the HiSoft EGM, subject to the procedures described above. As of September 25, 2012, there were 28,456,417 HiSoft ADSs outstanding based on the records of the HiSoft depositary; subject to the cancellation procedures described above, none of the holders of these ADSs may vote in person at the HiSoft EGM.

        Persons who have acquired HiSoft shares and whose names are entered in HiSoft's register of members before the close of business on October 12, 2012 (Hong Kong time) will receive the proxy form (including the voting material) before the HiSoft EGM, and persons who are HiSoft ADS holders as of the close of business on September 25, 2012 (New York City time) will receive the ADS voting instruction card from the depositary before the HiSoft EGM. HiSoft shareholders who have acquired HiSoft shares after the close of business on October 12, 2012 may not attend the HiSoft EGM unless they receive a proxy from the person or entity who had sold them such HiSoft shares.

Proxy Holders for Registered HiSoft Shareholders

        HiSoft shareholders registered in the register of members of HiSoft as of the HiSoft share record date who are unable to participate in the HiSoft EGM, may appoint as a representative another HiSoft shareholder, a third party or HiSoft as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, HiSoft as proxy holder will vote in favor for (1) the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance according to the recommendation of the HiSoft Board and (2) any resolution to adjourn the HiSoft EGM, if necessary. If new proposals (other than those on the agenda) are put forth before the HiSoft EGM, HiSoft as proxy holder will vote in accordance with the position of the HiSoft Board.

Voting of Proxies and Failure to Vote; Discretionary Proxy of HiSoft Under HiSoft Deposit Agreement

        All HiSoft shares represented by valid proxies will be voted at the HiSoft EGM in the manner specified by the holder. If a HiSoft shareholder returns a properly signed proxy card but does not indicate how the HiSoft shareholder wants to vote, (1) the HiSoft shares represented by that proxy card will be voted "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, and (2) the HiSoft shares represented by that proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the HiSoft EGM to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance, the chairman of the HiSoft EGM be instructed to adjourn the HiSoft EGM in order to allow HiSoft to solicit additional proxies, unless the HiSoft shareholder appoints a person other than the chairman of HiSoft EGM as proxy, in which case the HiSoft shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. HiSoft shareholders who fail to cast their vote in person or by submitting a properly signed proxy card will not have their votes counted.

        Banks, brokers and other nominees who hold HiSoft ADSs in "street name" for their customers do not have discretionary authority to provide the HiSoft depositary with voting instructions on how to vote the HiSoft shares underlying the HiSoft ADSs with respect to the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, except that if banks, brokers or other nominees do not timely receive specific voting instructions from the beneficial owner of HiSoft ADSs, they will be deemed to have instructed the HiSoft depositary to give a discretionary proxy to a person designated by HiSoft, or a HiSoft Designee, under the HiSoft depositary agreement, unless HiSoft informs the HiSoft depositary that (a) HiSoft does not wish such discretionary proxy to be given, (b) HiSoft is aware or should reasonably be aware that substantial opposition exists from holders of HiSoft ADSs against the outcome for which the HiSoft Designee would otherwise vote, or (c) the outcome for which the HiSoft Designee would otherwise vote would materially and adversely affect the rights of the holders of HiSoft shares. It is HiSoft's intention that the HiSoft Designee votes all such unvoted HiSoft shares (1) "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance at the HiSoft EGM and (2) "FOR" any resolution to adjourn the HiSoft EGM, if necessary.

Revocability of Proxies

        Registered holders of HiSoft shares may revoke their proxies in one of three ways:

  •
  first, a registered HiSoft shareholder may revoke a proxy by written notice of revocation given to the chairman of the HiSoft EGM before the HiSoft EGM commences. Any written notice revoking a proxy should be sent to Mr. Ross Warner, the Board Secretary of HiSoft, by telephone at +86-10-5987-5865, mail at Building C-4, No.66 Xixiaokou Road, Haidian District, Beijing, China 100192;

  •
  second, a registered HiSoft shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked, provided that the new proxy card is received by HiSoft no later than 9:00 a.m. on November 2, 2012 (Hong Kong time); or

  •
  third, a registered HiSoft shareholder may attend the HiSoft EGM and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the HiSoft EGM.

        Holders of HiSoft ADSs may revoke their voting instructions by notification to the HiSoft depositary in writing at any time prior to noon (New York City time) on November 1, 2012. A holder of HiSoft ADSs can do this in one of two ways:

  •
  first, a holder of HiSoft ADSs can revoke its voting instructions by written notice of revocation timely delivered to the HiSoft depositary; or

  •
  second, a holder of HiSoft ADSs can complete, date and submit a new ADS voting instruction card to the HiSoft depositary bearing a later date than the ADS voting instruction card sought to be revoked.

        If you hold your HiSoft ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the HiSoft depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

        If you need assistance, including help in changing or revoking your proxy, you can contact Mr. Ross Warner, by telephone at +86-10-5987-5865, email at investor_relations@hisoft.com, or mail at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192.

 Solicitation of Proxies

        HiSoft is soliciting proxies for the HiSoft extraordinary general meeting from its shareholders and ADS holders. HiSoft will ask banks, brokers and other custodians, nominees and fiduciaries to forward HiSoft's proxy solicitation materials to the beneficial owners of HiSoft shares or HiSoft ADSs held of record by such nominee holders. HiSoft may reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by Internet or by facsimile by certain of HiSoft's officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. HiSoft will pay all expenses of filing, printing and mailing this joint proxy statement/prospectus to HiSoft shareholder and HiSoft ADS holders.

        To help assure the presence in person or by proxy of the largest number of shareholders and ADS holders possible, we have engaged Ipreo, a proxy solicitation firm, to solicit proxies on HiSoft's behalf. HiSoft and VanceInfo have agreed to pay Ipreo a proxy solicitation fee not to exceed US$10,000. HiSoft and VanceInfo will also reimburse Ipreo for its reasonable out-of-pocket costs and expenses.

Adjournments

        The chairman of the HiSoft EGM, which will be the chairman of the HiSoft Board, may adjourn the meeting from time to time and from place to place, whether or not a quorum exists, without further notice other than by an announcement made at the HiSoft EGM (unless the adjournment is for more than 14 days). If a quorum is not present at the HiSoft EGM, the meeting will stand adjourned to the same day in the next week at the same time and place or such time and place as the HiSoft Board may determined. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting will be dissolved.

THE EXTRAORDINARY GENERAL MEETING OF VANCEINFO SHAREHOLDERS

Date, Time and Place

        VanceInfo will hold the VanceInfo EGM at 3/F, Building 8, Zhongguancun Software Park, Haidian District Beijing 100193, People's Republic of China on November 6, 2012, beginning at 9:00 a.m. Beijing time).

Matters to be Considered at the VanceInfo EGM

        The purposes of the VanceInfo EGM are to consider and, if thought fit, to pass the following resolutions:

        1.     as a special resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger;

        2.     an ordinary resolution, to authorize and approve that, in the event there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, proposed at the VanceInfo EGM, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies.

Recommendation of VanceInfo's Board of Directors

        After careful consideration, VanceInfo's board of directors has unanimously approved the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and recommends that you vote (1) "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and (2) "FOR" any resolution to adjourn the VanceInfo EGM, if necessary.

Record Date and Quorum

        A quorum of VanceInfo shareholders is necessary to have a valid shareholders' meeting. Pursuant to VanceInfo's memorandum and articles of association, at least two VanceInfo shareholders entitled to vote holding not less than an aggregate of one-third in nominal value of the total issued voting shares of VanceInfo present in person or by proxy constitutes a quorum for all purposes. Upon written request by VanceInfo to the VanceInfo depositary, all deposited shares (whether or not voting instructions have been received in respect of such VanceInfo shares) underlying VanceInfo ADSs will be included in the calculation of the number of VanceInfo shares represented at the VanceInfo EGM for purposes of determining whether a quorum has been achieved.

        VanceInfo expects, as of the VanceInfo share record date, there will be approximately 44,833,928 VanceInfo shares entitled to be voted at the VanceInfo EGM.

Vote Required

        The resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, must be approved by an affirmative vote by holders of VanceInfo shares representing at least two-thirds of the votes cast by such shareholders of VanceInfo entitled to do so, voting in person or by proxy, at the VanceInfo EGM. The resolution approve an adjournment of the VanceInfo EGM, if necessary, must be approved by an affirmative vote by holders of VanceInfo shares representing a majority of the votes cast. As of September 25, 2012, based on the VanceInfo register of members, there were 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) issued and outstanding and entitled to vote.

 Voting by Directors, Executive Officers and Certain VanceInfo Shareholders

        As of September 25, 2012, VanceInfo directors and executive officers and their affiliates beneficially owned an aggregate of 6,102,627 VanceInfo shares, constituting approximately 13.6% of the total outstanding VanceInfo shares and approximately 13.6% of the aggregate voting power of VanceInfo shares. We currently expect that the VanceInfo directors and executive officers and their affiliates will vote their shares in favor of all VanceInfo proposals, but none of them (other than Mr. Chris Shuning Chen) has entered into any agreement obligating him or her to do so.

        As an inducement for HiSoft to enter into the merger agreement, Mr. Chris Shuning Chen, Button Software Ltd. and Tairon Investments Limited (the "VanceInfo Voting Shareholders"), who are shareholders of VanceInfo, entered into a voting agreement with and in favor of HiSoft on August 10, 2012 (the "HiSoft Voting Agreement") contemporaneously with the execution and delivery of the merger agreement. As of September 25, 2012, an aggregate of 3,980,666 VanceInfo shares (including 212,746 VanceInfo shares underlying vested and unvested VanceInfo options and VanceInfo restricted share units and 1,250,000 VanceInfo ADSs subject to certain variable prepaid forward arrangements), constituting approximately 8.9% of the total outstanding shares of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), and 8.9% of the voting power of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), are subject to the HiSoft Voting Agreements. Any VanceInfo shares, VanceInfo ADSs or other voting share capital of VanceInfo with respect to which any VanceInfo Voting Shareholder subsequently acquires beneficial ownership, including any VanceInfo shares issued upon the exercise of any VanceInfo share option or VanceInfo restricted share unit or the conversion, exercise or exchange of any other securities into or for any VanceInfo shares or VanceInfo ADSs will automatically become subject to the HiSoft Voting Agreements. Under the VanceInfo Voting Agreements, the VanceInfo Voting Shareholders have agreed, among other things, to vote all VanceInfo shares and VanceInfo ADSs beneficially owned by them in favor of the matters relating to the transaction being submitted to the VanceInfo shareholders for approval and against any competing transaction. Please see "The Voting Agreement—Voting Agreements between VanceInfo and Certain VanceInfo Shareholders" for more information.

VanceInfo Shareholders and ADS Holders Entitled to Vote; Voting Materials

        Only VanceInfo shareholders entered in the register of members of VanceInfo at the close of business on October 12, 2012 (Hong Kong time), the VanceInfo share record date, will receive the proxy card directly from VanceInfo. VanceInfo shareholders registered in the register of members of VanceInfo as of the VanceInfo share record date or their proxy holders are entitled to vote and may participate in the VanceInfo EGM any adjournment thereof. VanceInfo shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by VanceInfo no later than 9:00 a.m. on November 2, 2012 (Hong Kong time).

        Holders of VanceInfo ADSs as of the close of business on October 5, 2012 (New York City time) cannot attend or vote at the VanceInfo EGM directly, but may instruct the VanceInfo depositary how to vote the shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the VanceInfo depositary and returning it in accordance with the instructions printed on it. The VanceInfo depositary must receive the ADS voting instruction card no later than noon (New York City time) on November 1, 2012. The VanceInfo depositary shall endeavor, in so far as practicable, to vote or cause to be voted the shares represented by VanceInfo ADSs in accordance with your voting instructions.

        Holders of VanceInfo ADSs may vote at the VanceInfo EGM if they cancel their ADSs and become a holder of VanceInfo shares by the close of business on October 12, 2012 (Hong Kong time). VanceInfo ADS holders wanting to cancel their ADSs need to make arrangements to deliver their ADSs to the VanceInfo depositary for cancellation prior to the close of business in New York City on October 8, 2012 and complete certain other procedures required by the VanceInfo depositary. Persons who hold VanceInfo ADSs in a brokerage, bank or nominee account, must contact their broker, bank or nominee to find out what actions they need to take to instruct the broker, bank or nominee to cancel the ADSs on their behalf. Persons holding VanceInfo ADSs in a brokerage, bank or nominee account should consult with their broker, bank or nominee to obtain directions on how to provide such broker, bank or nominee with instructions on how to vote their ADSs.

        Each VanceInfo share carries one vote. Each VanceInfo ADS represents one VanceInfo share. As of September 25, 2012, (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated issued and outstanding (including VanceInfo shares represented by ADSs), and entitled to vote on the proposals at the VanceInfo EGM, subject to the procedures described above. As of September 25, 2012, based on the records of the VanceInfo depositary, there were 40,382,223 VanceInfo ADSs outstanding. Subject to the cancellation procedures described above, none of the holders of these ADSs may vote in person at the VanceInfo EGM.

        Persons who have acquired VanceInfo shares and whose names are entered in VanceInfo's register of members before the close of business on October 12, 2012 (Hong Kong time) will receive the proxy form (including the voting material) before the VanceInfo EGM, and persons who are VanceInfo ADS holders as of the close of business on October 5, 2012 (New York City time) will receive the ADS voting instruction card from the depositary before the VanceInfo EGM. VanceInfo shareholders who have acquired VanceInfo shares after the close of business on October 12, 2012 may not attend the VanceInfo EGM unless they receive a proxy from the person or entity who had sold them such VanceInfo shares.

Proxy Holders for Registered VanceInfo Shareholders

        VanceInfo shareholders registered in the register of members of VanceInfo as of the VanceInfo share record date who are unable to participate in the VanceInfo EGM, may appoint as a representative another VanceInfo shareholder, a third party or VanceInfo as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, VanceInfo as proxy holder will vote in favor of (1) the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and (2) the resolution that, in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve this merger agreement related proposal, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of this merger agreement related proposal, unless you appoint a person other than the chairman of the meeting as proxy, in which case the VanceInfo shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If new proposals (other than those on the agenda) are put forth before the VanceInfo EGM, VanceInfo as proxy holder will vote in accordance with the position of the VanceInfo Board.

Voting of Proxies and Failure to Vote; Discretionary Proxy of VanceInfo Under VanceInfo Deposit Agreement

        All VanceInfo shares represented by valid proxies will be voted at the VanceInfo EGM in the manner specified by the holder. If a VanceInfo shareholder returns a properly signed proxy card but does not indicate how the VanceInfo shareholder wants to vote, (1) the VanceInfo shares represented by that proxy card will be voted "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and (2) the VanceInfo shares represented by that proxy card will be voted "FOR" the resolution that, in the event that there are insufficient proxies received at the time of the VanceInfo EGM to authorize and approve this merger agreement related proposal, the chairman of the VanceInfo EGM be instructed to adjourn the VanceInfo EGM in order to allow VanceInfo to solicit additional proxies in favor of this merger agreement related proposal, unless you appoint a person other than the chairman of the meeting as proxy, in which case the VanceInfo shares represented by that proxy card will be voted (or not submitted for voting) as that proxy determines. VanceInfo shareholders who fail to cast their vote in person or by proxy will not have their votes counted.

        Banks, brokers and other nominees who hold VanceInfo ADSs in "street name" for their customers do not have discretionary authority to provide the VanceInfo depositary with voting instructions on how to vote the VanceInfo shares underlying the VanceInfo ADSs with respect to the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. Under the VanceInfo Depositary Agreement, as soon as practicable after receipt from VanceInfo of notice of any meeting or solicitation of consents or proxies of holders of VanceInfo shares, the VanceInfo depositary shall distribute to VanceInfo ADSs holders a notice which includes instructions to give a discretionary proxy to a person designated by VanceInfo. If a VanceInfo ADSs holder elects to give a discretionary proxy to VanceInfo Designee in the proxy card, the VanceInfo shares underlying the VanceInfo ADSs will be voted by VanceInfo Designee in his or her discretion. It is VanceInfo's intention that the VanceInfo Designee votes all such VanceInfo shares (1) "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and (2) "FOR" any resolution to adjourn the VanceInfo EGM, if necessary.

Revocability of Proxies

        Registered holders of VanceInfo shares may revoke their proxies in one of three ways:

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  first, a registered VanceInfo shareholder may revoke a proxy by written notice of revocation given to the chairman of the VanceInfo EGM before the VanceInfo EGM commences. Any written notice revoking a proxy should be sent to Ms. Sheryl Zhang, Director of Corporate Planning and Investor Relations, by telephone at: +86-10-8282-5330, mail at 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China;

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  second, a registered VanceInfo shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked, provided that the new proxy card is received by VanceInfo no later than 9:00 a.m. on November 2, 2012 (Hong Kong time); or

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  third, a registered VanceInfo shareholder may attend the VanceInfo EGM and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the VanceInfo EGM.

        Holders of VanceInfo ADSs may revoke their voting instructions by notification to the VanceInfo depositary in writing at any time prior to noon (New York City time) on November 1, 2012. A holder of VanceInfo ADSs can do this in one of two ways:

  •
  first, a holder of VanceInfo ADSs can revoke its voting instructions by written notice of revocation timely delivered to the VanceInfo depositary; or

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  second, a holder of VanceInfo ADSs can complete, date and submit a new ADS voting instruction card to the VanceInfo depositary bearing a later date than the ADS voting instruction card sought to be revoked.

        If you hold your VanceInfo ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the VanceInfo depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

        If you need assistance, including help in changing or revoking your proxy, you can contact Ms. Sheryl Zhang, by telephone at: +86-10-8282-5330, email at ir@vanceinfo.com, or mail at 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China.

Solicitation of Proxies

        VanceInfo is soliciting proxies for the VanceInfo extraordinary general meeting from its shareholders and ADS holders. VanceInfo will ask banks, brokers and other custodians, nominees and fiduciaries to forward VanceInfo's proxy solicitation materials to the beneficial owners of VanceInfo shares or VanceInfo ADSs held of record by such nominee holders. VanceInfo may reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by Internet or by facsimile by certain of VanceInfo's officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. VanceInfo will pay all expenses of filing, printing and mailing this joint proxy statement/prospectus to VanceInfo shareholder and VanceInfo ADS holders.

        To help assure the presence in person or by proxy of the largest number of shareholders and ADS holders possible, we have engaged Ipreo, a proxy solicitation firm, to solicit proxies on VanceInfo's behalf. HiSoft and VanceInfo have agreed to pay Ipreo a proxy solicitation fee not to exceed US$10,000. HiSoft and VanceInfo will also reimburse Ipreo for its reasonable out-of-pocket costs and expenses.

Adjournments

        The chairman of the VanceInfo EGM, which will be the chairman of the VanceInfo Board, may adjourn the meeting from time to time and from place to place, whether or not a quorum exists, without further notice other than by an announcement made at the VanceInfo EGM (unless the adjournment is for more than 14 days). If a quorum is not present at the VanceInfo EGM, the meeting will stand adjourned to the same day in the next week at the same time and place or such time and place as the VanceInfo Board may determined. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting will be dissolved.

THE MERGER

Background of the Merger

        The following is a summary of the meetings, negotiations, material contacts and discussions between VanceInfo and HiSoft that preceded the execution of the merger agreement. China Standard Time is used for all dates and times given.

        The board of directors of each of VanceInfo and HiSoft, as part of its ongoing evaluation of the business strategy of VanceInfo and HiSoft, respectively, regularly reviews and discusses with the senior management team of VanceInfo and HiSoft, respectively, the company's performance, prospects and overall strategic direction, and considers ways to strengthen the company's business and enhance long-term shareholder value. These reviews and discussions by the board of directors of each of VanceInfo and HiSoft have focused on, among other things, the business environment facing IT outsourcing services companies in China and elsewhere, the outsourcing industry generally and the competitive position of VanceInfo and HiSoft, respectively. In recent years, the board of directors of each company has also evaluated and discussed potential opportunities for business combinations, acquisitions and other strategic alternatives involving each other and various other parties. In addition, VanceInfo periodically received financial advice from an international investment bank with respect to potential acquisitions.

        In the context of these discussions, representatives of VanceInfo and HiSoft, from time to time in 2011 and the first half of 2012, engaged in informal discussions regarding the possibility of mutual business opportunities, including a potential business combination transaction involving the two companies. All discussions during this period were preliminary in nature, did not lead to any specific proposal or agreements and were ultimately discontinued.

        In early July 2012, Mr. Tiak Koon Loh, Chief Executive Officer and a director of HiSoft, approached Mr. Chris Shuning Chen, Chairman and Chief Executive Officer of VanceInfo, to request a meeting. Mr. Loh and Mr. Chen met on July 12, 2012 and discussed, among other things, a potential combination of the two companies, the strategic rationale for a potential combination, the potential benefits of a merger to the respective shareholders of HiSoft and VanceInfo, the potential governance structure of the combined company and the division of management responsibilities between the chief executive officers of each company. The two indicated their willingness to further discuss the possibility of a business combination and arranged a follow-up meeting between Mr. Loh and Mr. Sidney Xuande Huang, Co-President and Chief Financial Officer of VanceInfo, on the next day to preliminarily discuss the potential terms and timing of a possible transaction. Following the meeting between Mr. Loh and Mr. Huang, they agreed to further discuss potential key transaction terms of a possible business combination.

        On July 16, 2012, Mr. Huang discussed the potential transaction and related financial considerations with a representative of Citigroup Global Markets Inc. ("Citi"). VanceInfo subsequently engaged Citi as its financial advisor to evaluate, and to render to the VanceInfo Board an opinion regarding the fairness of the exchange ratios from a financial point of view in the proposed merger to VanceInfo. Citi previously acted as an underwriter in VanceInfo's initial public offering and its follow-on offerings.

        On July 18, 2012, the HiSoft Board held a telephonic meeting at which Mr. Loh informed the HiSoft Board that he and Ms. Jenny Lee, a director of HiSoft (who was also involved in the informal discussions between the parties in 2011 and the first half of 2012), had initiated preliminary discussions with the senior management of VanceInfo regarding a possible business combination of HiSoft and VanceInfo. Mr. Loh outlined for the HiSoft Board, among other matters, the rationale for such discussions and a potential time line and next steps for proceeding with such a transaction. The HiSoft Board discussed various aspects of the potential transaction, including the strategic rationale, likely synergies and competitive market implications of the potential transaction, the potential impact of such a transaction on the trading price of HiSoft ADSs, the anticipated management and composition of the board of the combined company, corporate culture fit between the two companies and certain legal requirements with respect to such a transaction. Following these discussions, the HiSoft Board authorized Mr. Loh and Ms. Lee to enter negotiations on behalf of HiSoft with respect to the potential terms of a business combination transaction with VanceInfo.

        On July 21, 2012, Mr. Huang discussed the potential transaction and related legal considerations with Orrick, Herrington & Sutcliffe LLP ("Orrick"), VanceInfo's outside legal counsel. VanceInfo subsequently determined that Orrick would continue its role as VanceInfo's U.S. legal advisor in connection with a potential business combination transaction.

        On July 22, 2012, Mr. Loh, Mr. Chen, Mr. Huang and Ms. Lee met to further discuss the possible terms of a potential combination of HiSoft and VanceInfo. At this meeting, Mr. Chen, Mr. Loh, Mr. Huang and Ms. Lee also discussed their views regarding the potential strategic and financial benefits of a merger between HiSoft and VanceInfo, based solely on publicly available information. They mutually agreed that a combined company would be strategically compelling and beneficial from a financial point of view to the shareholders of both companies, including for the reasons discussed below under "The Merger—Reasons for the Merger". The parties agreed that a business combination between the two companies was a mutually desirable prospect and agreed in principle to structure the proposed transaction as stock-for-stock transaction on a "merger of equals" basis. Mr. Chen, Mr. Loh, Mr. Huang and Ms. Lee reached a preliminary agreement on several key terms of the proposed transaction, including the 50:50 equity ratio, that were largely consistent with the key terms of the merger which were ultimately approved by the respective boards of directors of HiSoft and VanceInfo. These individuals further discussed VanceInfo's desire to structure the transaction in a manner which would achieve a 1-for-1 ADS exchange ratio, which would reflect the 50:50 "merger of equals" nature of the proposed transaction.

        In addition, on July 22, 2012, Ms. Christine Lu-Wong, Executive Vice President and Chief Financial Officer of HiSoft, informed representatives of Simpson Thacher & Bartlett ("Simpson Thacher"), HiSoft's outside legal counsel, regarding the possibility of a merger involving HiSoft and VanceInfo. HiSoft subsequently determined that Simpson Thacher would continue its role as HiSoft's U.S. legal advisor in connection with the proposed merger.

        On July 22 and July 23, 2012, a representative of HiSoft held several discussions with representatives of an international investment bank, which we refer to as "Investment Bank A", to discuss the possibility of the investment bank acting as HiSoft's financial advisor in connection with proposed potential merger with VanceInfo.

        On July 23, 2012, the VanceInfo Board held a telephonic meeting to discuss the proposed merger. Members of VanceInfo's senior management summarized the discussions between representatives of VanceInfo and HiSoft and outlined the possible terms of the potential combination for the Board's consideration which were discussed on a preliminary basis at the meetings. In addition, the directors discussed, among other things, other potential alternatives for VanceInfo, including the potential buyers and merger candidates discussed in previous VanceInfo Board meetings, the strategic rationale and competitive market implications of the potential merger, a potential time line and next steps for proceeding with such a transaction, and the possible role which the VanceInfo management team might play in the post-merger company. The VanceInfo Board also discussed and ratified the appointment of Citi as the financial advisor of VanceInfo as Citi has been VanceInfo's primary financial advisor since its IPO and was familiar with VanceInfo's business, financial condition, results of operations and prospects. Following a full discussion, the VanceInfo Board authorized the management to further negotiate the proposed merger with HiSoft.

        On July 23, 2012, the HiSoft Board held a telephonic meeting at which Mr. Loh, with input from Ms. Lee, provided an update on preliminary discussions regarding the potential transaction with representatives of VanceInfo since the HiSoft Board meeting on July 18, 2012. Mr. Loh, Ms. Lee and

Ms. Lu-Wong discussed with the HiSoft Board potential steps and the proposed timeline to consummate a potential merger, as well as certain risks associated with a potential merger. The HiSoft Board discussed various aspects of the proposed transaction and requested that the HiSoft Board be provided with an indicative timetable with respect to proposed transaction and afforded the opportunity to discuss the proposed transaction and related issues with outside legal counsel. In addition, on July 23, 2012, HiSoft management discussed the potential transaction and related legal considerations with Simpson Thacher.

        On July 24, 2012, representatives of HiSoft, VanceInfo, Investment Bank A, Citi, Simpson Thacher and Orrick participated in a meeting to discuss the proposed process, the anticipated timeline and certain legal issues with respect to a potential merger. The participants discussed the work streams to be completed prior to signing of a definitive merger agreement and the proposed timeline, including among other matters the timing for completion by the parties of their respective legal, financial and business due diligence and reaching an agreement on the terms of the proposed merger.

        Following this meeting, the parties discussed entering into a mutual confidentiality agreement, including "standstill" provisions, to permit HiSoft and VanceInfo to exchange confidential information to facilitate their determination of whether to proceed with the proposed merger. The parties, with the assistance of outside legal counsel, negotiated and executed a mutual confidentiality agreement on July 26, 2012. Over the next several days, representatives of HiSoft, VanceInfo, Investment Bank A, Citi, Simpson Thacher and Orrick discussed a protocol for conducting mutual due diligence and the due diligence timeline. From July 27, 2012 through the signing date of the merger agreement, management of each company and their respective legal counsel and other advisors conducted documentary due diligence and participated in discussions with members of management and advisors of the other company to address due diligence questions and requests.

        On July 27, 2012, HiSoft determined that HiSoft's existing PRC legal advisor, Fangda Partners ("Fangda") would continue its role as HiSoft's PRC legal advisor in connection with the proposed merger, and determined to retain Maples and Calder ("Maples") as HiSoft's Cayman Islands legal advisor in connection with the proposed merger. On July 27, 2012, VanceInfo determined to retain King & Wood Mallesons ("KWM") as its PRC legal advisor in connection with the proposed merger and determined that VanceInfo's existing Cayman Islands legal advisor Conyers Dill & Pearman ("Conyers") would continue its role as VanceInfo's Cayman Islands legal advisor in connection with the proposed merger.

        In addition, on July 27, 2012, Mr. Loh and a representative of Simpson Thacher discussed certain key governance terms for the combined company and related matters which had been discussed on a preliminary basis by Mr. Loh and Mr. Chen. These governance terms and related matters were ultimately reflected in resolutions of the Transition Management Committee approved and adopted immediately following the execution of the definitive merger agreement. Later that day, Simpson Thacher provided to HiSoft a draft merger agreement and summary of key terms and issues for consideration by the HiSoft Board, and provided to Orrick a preliminary request list of legal due diligence documents to be provided by VanceInfo. On the same day, Orrick requested Simpson Thacher to provide legal due diligence documents with respect to HiSoft in accordance with the same list.

        On July 28, 2012, HiSoft contacted representatives of Lazard Asia (Hong Kong) Limited ("Lazard") regarding the possibility of Lazard acting as financial advisor to HiSoft in connection with the proposed merger. Based on these discussions, HiSoft determined not to retain Investment Bank A and, instead, to engage Lazard to act as its sole financial advisor to assist in HiSoft's evaluation of the proposed merger and to render to the HiSoft Board an opinion regarding the fairness from a financial point of view of the exchange ratios in the proposed merger to HiSoft.

        From July 28, 2012 through the signing date of the merger agreement, Lazard and Citi conducted financial and business due diligence on HiSoft and VanceInfo, including participating in due diligence meetings on August 3 and August 8, 2012 with management of each company as well as numerous discussions between Lazard and management of each company and between Citi and management of each company.

        On July 30, 2012, the HiSoft Board held a special meeting, which was joined by members of HiSoft management, representatives of Simpson Thacher and a representative of Maples. At the meeting, HiSoft management updated the participants on the status of the potential merger and proposed next steps. A representative of Maples provided to the directors a detailed overview of the legal and fiduciary obligations of the directors in connection with their evaluation of the proposed merger. Simpson Thacher provided an overview of the anticipated process and timeline for the proposed transaction, reviewed certain other legal matters and discussed key proposed terms of the draft merger agreement. The HiSoft board discussed certain key issues related to the potential transaction, including the structure of the merger, the proposed governance structure of the combined company and related matters, certain key provisions in the draft merger agreement, and the feasibility and risks of achieving a 1-to-1 ADS exchange ratio proposed by VanceInfo and the related execution steps (including the necessity for HiSoft to conduct a recapitalization of its share capital and obtain the related approval by HiSoft shareholders). The HiSoft Board further discussed, among other matters, the potential synergies, strategic benefits and possible risks of a potential merger between the companies. In addition, the HiSoft board discussed with HiSoft management the due diligence process with respect to VanceInfo, including an update on major customers of VanceInfo, and noted HiSoft management's familiarity with VanceInfo and its business and operations. At the meeting, it was noted and agreed that Mr. Loh would execute a voting agreement and would grant a limited proxy in favor of VanceInfo to vote his shares in favor of the actions required to complete the proposed merger and that Mr. Chen (and certain of his affiliates) would execute a voting agreement and would grant a limited proxy in favor of HiSoft to vote his shares in favor of the actions required to complete the proposed merger.

        On July 31, 2012, the VanceInfo Board held a telephonic meeting to discuss the proposed merger, which was joined by representatives of Citi. The VanceInfo Board discussed the update on the process. Representatives of Citi reviewed and discussed with the VanceInfo Board the competitive landscape of China's information technology services industry, the potential synergies and strategic benefits of the proposed merger, certain financial aspects of the proposed merger, including preliminary relative valuation considerations, examinations of such other information and financial, economic and market criteria as Citi deemed appropriate and the transaction's potential impact on VanceInfo and HiSoft's ADS prices, and potential risks relating to the potential merger including various considerations for the execution process.

        On July 31, 2012, Simpson Thacher provided to Orrick an initial draft of the merger agreement and provided to HiSoft draft voting agreements proposed to be entered into by Mr. Loh and Mr. Chen, respectively.

        On August 1, 2012 and August 2, 2012, representatives of HiSoft, VanceInfo, Lazard, Citi, Simpson Thacher and Orrick engaged in discussions regarding VanceInfo's desire to structure the proposed transaction in a manner to achieve a 1-for-1 ADS exchange ratio and the additional transaction steps and considerations posed by this structure. In addition, on August 2, 2012, Simpson Thacher provided to Orrick draft voting agreements to be entered into by each of Mr. Loh and Mr. Chen, respectively.

        On August 3, 2012, the HiSoft Board held a special meeting to discuss the proposed merger, which was joined by members of HiSoft management, representatives of Lazard and representatives of Simpson Thacher. HiSoft management and representatives of Simpson Thacher provided an update on the process and status of negotiations regarding the key terms of the proposed merger. Representatives of Lazard reviewed with the HiSoft Board certain financial aspects of the proposed merger, including the proposed exchange ratios for shares and ADSs, the proposed HiSoft share consolidation, potential benefits and risks of the proposed merger and a preliminary discussion of relative valuation considerations. The HiSoft Board discussed at length the potential strategic and financial benefits of the proposed transaction (including the proposed exchange ratios), the potential risks and contingencies related to the proposed transaction, the anticipated reaction of the investor to the proposed transaction and an overview of the VanceInfo business, financial condition and outlook. The participants also discussed VanceInfo's strong desire for a 1-to-1 ADS exchange ratio as well as the related steps, challenges and other considerations. Management of HiSoft reviewed with the HiSoft board an update on due diligence and potential revenue and cost synergies, and the participants discussed, among other matters, the feasibility and desirability of the proposed timetable, the risk of delaying or postponing the proposed transaction, the possibility of a competing bid for either company, the need for a robust due diligence process and the status of the key commercial and legal issues.

        On August 3, 2012, the VanceInfo Board held a telephonic special meeting, which was joined by members of VanceInfo management, representatives of Orrick and representatives of Citi. At the meeting, VanceInfo's senior management updated the participants on the status of the potential merger with HiSoft and the timetable which the parties were then following for completion of due diligence and negotiations. Orrick reviewed and discussed with the directors the material terms of and certain legal considerations relating to the proposed transaction as set forth in the draft merger agreement distributed by Simpson Thacher, including the transaction's structure, the consideration to be provided to VanceInfo shareholders, the proposed governance structure of the post-merger combined company, the termination provisions, the fees payable upon certain termination events, the closing conditions and the representations and warranties to be made by each of VanceInfo and HiSoft. Orrick then reviewed with the directors in detail the obligations of the directors in connection with their evaluation of the proposed transaction, including a memorandum on general principles of the board's fiduciary duties under Cayman Islands law prepared by Conyers. Representatives of Citi reviewed with the VanceInfo Board certain financial aspects of the proposed transaction, including the proposed exchange ratios for shares and ADSs, the potential benefits and risks of the proposed transaction and a preliminary discussion of relative valuation considerations. The VanceInfo Board then engaged in a lengthy discussion with the VanceInfo management, Citi and Orrick on a number of issues, including the potential synergies, strategic benefits and possible risks of a potential merger between VanceInfo and HiSoft, the status of certain customers of VanceInfo and the risks that their actions might pose to future VanceInfo revenues, the risk that antitrust related filings might need to be made in certain jurisdictions and how that risk might affect the feasibility of the transaction, and the amount and size of the termination fee which VanceInfo might have to pay HiSoft under certain circumstances should the merger agreement with HiSoft be terminated. At the meeting, it was noted and agreed that Mr. Chen (and certain of his affiliates) would execute a voting agreement and would grant a limited proxy in favor of HiSoft to vote his shares in favor of the actions required to complete the proposed merger and that Mr. Loh would execute a voting agreement and would grant a limited proxy in favor of VanceInfo to vote his shares in favor of the actions required to complete the proposed merger. In addition, the directors instructed management to seek a similar voting agreement with Granite Global Ventures (Q.P.), L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P.

        HiSoft and VanceInfo, with the assistance of their respective advisors, continued to conduct due diligence with respect to each other, and on August 3, 2012, at the direction of HiSoft and VanceInfo, respectively, Lazard and Citi exchanged certain preliminary financial forecasts and other information related to HiSoft and VanceInfo.

        On August 4, 2012, Orrick distributed a revised draft of the merger agreement to Simpson Thacher. Following such distribution through the signing of the definitive merger agreement, Simpson Thacher and Orrick discussed and negotiated the terms of the merger agreement, including with respect to the scope of reciprocal representations and warranties, scope of the interim operating covenants, post-closing governance arrangements, termination rights (including termination fee provisions) and conditions precedent to closing. In addition, from August 4, 2012 through the signing of the definitive merger agreement, representatives of HiSoft, VanceInfo, Lazard, Citi, Simpson Thacher and Orrick engaged in various internal discussions and negotiations between the parties regarding the proposed exchange ratios in the merger and other key financial and legal terms of the proposed transaction.

        On August 6, 2012, VanceInfo and Citi proposed that the merger be structured in manner to achieve a 1-for-1 exchange ratio for both the ADSs and shares. In addition, on August 6, 2012, Orrick provided a draft summary of certain principles and talking points regarding post-closing governance arrangements and related matters to be discussed by a transition management committee to be comprised of Mr. Loh and Mr. Chen between signing and closing of the proposed transaction. Also on this date, HiSoft retained PricewaterhouseCoopers to provide advice with respect to certain tax matters. Also on August 6, 2012, HiSoft and VanceInfo instructed their respective advisors to exchange their revised financial forecasts, reflecting certain changes made after due diligence and discussion between HiSoft and VanceInfo with the assistance of their respective advisors. These changes were primarily related to assumptions on projected revenue growth rates.

        On August 7, 2012, the independent directors of HiSoft held a telephonic meeting with representatives of Simpson Thacher. At the meeting, Simpson Thacher reviewed with the independent directors the post-closing governance, compensation and related matters which had been discussed by the principals of each company, including the principles and talking points previously distributed by Orrick. The HiSoft independent directors reviewed, among other matters, the proposed post-closing governance arrangements with respect to board structure and management of the combined company, the proposed post-closing equity award pool for key executives of the combined company and other proposed management compensation arrangements, and the proposed obligation of Mr. Loh to provide prior notice of proposed equity sales. The HiSoft independent directors discussed these matters in depth, including the potential documentation and disclosure of these matters and the need for future approvals of the compensation committee and board of directors of the combined company with respect to certain of these matters.

        Following this meeting of independent directors of HiSoft, on August 7, 2012, the full HiSoft Board held a telephonic meeting to discuss the proposed merger, which was joined by members of HiSoft management, representatives of Lazard and representatives of Simpson Thacher. At the meeting, representatives of Lazard, HiSoft management, Lazard and Simpson Thacher discussed with the HiSoft Board, among other matters, the proposed exchange ratios and VanceInfo's strong desire to achieve a 1-to-1 HiSoft ADS exchange ratio and share exchange ratio as well as the necessary steps and potential challenges and key considerations related to a HiSoft share consolidation and ADS adjustment. Simpson Thacher then provided an update regarding the status of legal due diligence and the revised draft of the merger agreement distributed by Orrick on August 4, 2012, and discussed with the HiSoft Board certain key provisions in the merger agreement as well as the proposed post-closing governance and compensation issues. Thereafter, Lazard presented to the HiSoft Board a preliminary analysis of the financial aspects of the proposed merger, including the proposed exchange ratios for shares and ADSs, the proposed HiSoft share consolidation and ADS adjustment ratios, the financial due diligence information provided by management of each company, preliminary valuation and contribution analyses and potential benefits and risks of the proposed merger. The HiSoft Board discussed with Lazard and HiSoft management, among other matters, the proposed HiSoft share consolidation and adjustment to the HiSoft ADSs, the proposed share and ADS exchange ratios, the impact of the proposed transaction on HiSoft shareholders, potential revenue and cost synergies, key financial metrics of VanceInfo and the business outlook for VanceInfo. In addition, the HiSoft Board discussed the potential risks and challenges related to the merger, including the possible impact of the merger with respect to HiSoft's and VanceInfo's respective customers, employees and relationships with other third parties and the potential challenges related to integration of the two companies. After further discussion, the HiSoft Board agreed to reconvene on August 10, 2012 to receive an update on proposed terms of the merger and determine whether to approve the merger.

        Between August 7, 2012 and August 10, 2012, representatives of HiSoft, Lazard, VanceInfo and Citi continued to discuss the calculation of the exchange ratios. In addition, between August 8, 2012 and August 10, 2012, representatives of VanceInfo, HiSoft, affiliates of Granite Global Ventures ("GGV"), Orrick and Simpson Thacher engaged in discussions regarding a voting agreement to be entered into by certain affiliates of Granite Global Ventures in favor of VanceInfo in which such affiliates would grant VanceInfo a limited proxy to vote their shares in favor of matters relating to the proposed merger.

        On August 8, 2012, Simpson Thacher circulated a revised draft of the merger agreement and distributed a draft voting agreement proposed to be entered into by certain affiliates of GGV. Simpson Thacher and Orrick continued to discuss the open points in the merger agreement and the feedback from their respective clients.

        On August 8, 2012, representatives of HiSoft and VanceInfo agreed on certain significant open matters, including the circumstances under which a termination fee would be payable, the size of the termination fees and certain post-closing governance matters.

        On August 9, 2012, the VanceInfo Board held a special meeting, which was joined by members of VanceInfo management, representatives of Orrick and representatives of Citi. At the meeting, VanceInfo's senior management updated the participants on the status of the potential merger with HiSoft. Representatives of Citi reviewed with the VanceInfo Board the financial analysis conducted by Citi with respect to the financial aspects of the proposed merger, including the proposed exchange ratios for shares and ADSs, the financial due diligence information provided by management of each company, relative valuation and contribution analyses and potential benefits and risks of the proposed merger. Orrick reviewed and discussed with the directors the material terms of and certain legal considerations relating to the proposed transaction as set forth in the draft merger agreement distributed by Simpson Thacher on August 8th, including the transaction's structure, the consideration to be provided to VanceInfo shareholders, the proposed governance structure of the post-merger combined company, the termination provisions, the fees payable upon certain termination events, the closing conditions and the representations and warranties to be made by each of VanceInfo and HiSoft. Orrick highlighted for the VanceInfo Board certain changes in this draft compared to the prior draft merger agreement reviewed by the VanceInfo Board. Orrick then reviewed with the directors the obligations of the directors in connection with their continued evaluation of the proposed transaction. The VanceInfo Board then engaged in a lengthy discussion with the VanceInfo management, Citi and Orrick of a number of merger agreement issues, including the proposed governance structure of the post-merger combined company and the amount and size of the termination fee which VanceInfo might have to pay HiSoft under certain circumstances should the merger agreement with HiSoft be terminated. After further discussion, the VanceInfo Board agreed to reconvene on August 10, 2012 to receive an update on proposed terms of the merger and determine whether to approve the merger.

        Immediately following the conclusion of this VanceInfo Board meeting, and at the direction of the VanceInfo Board, Ms. Ruby Rong Lu, a director of VanceInfo, called Mr. Loh to discuss the proposed governance structure of the post-merger combined company, including termination fee provisions set forth in the most recent draft of the merger agreement, and the position and future responsibilities of Mr. Chen with the combined company following closing, and HiSoft's position, as expressed in the then most recent draft of the merger agreement, that the existing casting vote provision in the HiSoft memorandum and articles of association should be removed from the memorandum and articles of association of the combined company to be adopted in connection with the merger.

        On August 9, 2012, Simpson Thacher circulated a further revised draft of the merger agreement as well as a draft of the voting agreement between VanceInfo and Granite Global Ventures (Q.P.), L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P and continued to discuss and negotiate the terms of the merger agreement and ancillary transaction documents with Orrick.

        On the morning of August 10, 2012, the HiSoft Board held a telephonic meeting to review the proposed merger with VanceInfo on the terms set forth in the draft merger agreement, a substantially final copy of which, together with a summary of the merger agreement, had previously been provided to the HiSoft Board. Representatives of HiSoft's management, Lazard, Simpson Thacher and Maples attended the meeting. A representative of Maples provided an overview of the HiSoft Board's legal and fiduciary duties under Cayman Islands law. Representatives of Lazard reviewed with the HiSoft Board the analysis conducted by Lazard with respect to the financial aspects of the proposed merger, including the proposed exchange ratios for shares and ADSs, the proposed HiSoft share consolidation and ADS adjustment ratios, the financial due diligence information provided by management of each company, relative valuation and contribution analyses and potential benefits and risks of the proposed merger. Lazard delivered to the HiSoft Board an oral opinion (which was confirmed by the subsequent delivery of a written opinion dated August 10, 2012) to the effect that, as of August 10, 2012, and based upon and subject to the factors, assumptions, matters, procedures, limitations and qualifications set forth in the opinion, the exchange ratios pursuant to the merger agreement are fair, from a financial point of view, to HiSoft. The HiSoft Board discussed, among other matters, the presentation by Lazard, the strategic rationale and potential benefits of the merger and the potential challenges and risks related to the merger.

        Representatives of Simpson Thacher then updated the HiSoft Board on the changes to the terms of the merger agreement since the previous board meeting, including the termination fee provisions and the proposal that the HiSoft memorandum and articles of association would continue to provide a casting vote to the Chairman of board of directors of the combined company in the event of a tie vote by the directors of the combined company following the closing. The HiSoft Board discussed the key changes to the merger agreement, including the termination fee provisions, as well as VanceInfo's proposal with respect to the casting vote provision. After full discussion of the key issues and various alternatives, the HiSoft Board provided guidance regarding the key changes to the merger agreement and determined that the existing casting vote provision in the HiSoft memorandum and articles of association should be removed in the memorandum and articles of association of the combined company to be adopted in connection with the merger.

        After further discussion, and based on the foregoing, the terms and conditions of the merger agreement and taking into consideration the factors described under "The Merger—Reasons for Merger" and under "The Merger—Recommendation of the HiSoft Board", the HiSoft Board unanimously determined, among other things, that the merger agreement and merger contemplated thereby are in the best interests of HiSoft and its shareholders, authorized and approved the merger agreement and the transactions contemplated thereby, including the merger, the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, and resolved to recommend that the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments be approved by HiSoft shareholders. This determination of the HiSoft Board was made subject to the deletion of the casting vote provision in the combined company's memorandum and articles of association. The HiSoft Board then authorized representatives of HiSoft management, Mr. Loh and Ms. Lee (as representatives of the HiSoft Board), together with Ms. Lu-Wong and Simpson Thacher, to finalize the merger agreement and related documents.

        On the morning of August 10, 2012, the VanceInfo Board held a telephonic special meeting. Members of VanceInfo's senior management as well as representatives of Citi and Orrick attended the meeting. At this meeting, Orrick reviewed with the VanceInfo Board the final terms of the merger agreement that had been negotiated with HiSoft and Simpson Thacher. Ms. Lu then reported on her discussion with Mr. Loh concerning the termination fee and governance provisions of the proposed merger agreement. Orrick answered the Board's questions and outlined the significant issues that had been resolved. Representatives of Citi then reviewed with the VanceInfo Board its financial analysis of the proposed transaction and answered the VanceInfo Board's questions. Citi then delivered its oral opinion to the VanceInfo Board, which opinion was later confirmed in writing on August 10, 2012, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as described therein, the share exchange ratio is fair, from a financial point of view, to the holders of VanceInfo shares and the ADS exchange ratio is fair, from a financial point of view, to the holders of VanceInfo ADSs. Afterwards, the Board discussed in detail the terms of the proposed transaction. The VanceInfo Board then unanimously determined, for the reasons detailed under "The Merger—Recommendation of the VanceInfo Board", that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, are in the best interests of VanceInfo and its shareholders, and authorized and approved the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and further directed that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger be submitted to VanceInfo shareholders at a shareholder meeting for authorization and approval, and recommended that VanceInfo shareholders authorize and approve the merger agreement, the plan of merger, the merger and the transactions contemplated thereby, including the merger, by way of special resolution.

        Following the conclusion of the HiSoft Board meeting and the VanceInfo Board meeting in the morning of August 10, 2012, Mr. Loh, Ms. Lee, Ms. Lu-Wong, Mr. Huang, Ms. Lu, representatives of Simpson Thacher and representatives of Orrick discussed the HiSoft Board's request to delete the casting vote as well as proposed resolutions regarding certain post-closing governance, compensation and related matters with respect to the combined company to be approved and adopted by the Transition Management Committee immediately following execution of the merger agreement.

        During an interval between the discussions among Mr. Loh, Ms. Lee, Ms. Lu-Wong, Mr. Huang, Ms. Lu, representatives of Simpson Thacher and representatives of Orrick, the HiSoft Board re-convened a special meeting to discuss an update on the open issues. Mr. Loh and representatives of Simpson Thacher reviewed with the HiSoft Board the discussions related to the casting vote and the proposed resolutions to be considered by the Transition Management Committee regarding certain post-closing governance, compensation and related matters with respect to the combined company. The HiSoft Board confirmed its agreement with the proposed deletion of the casting vote and the proposed resolutions to be approved and adopted by the Transition Management Committee (the subject of which would be subject to approval by the compensation committee and board of directors of the combined company), and authorized Mr. Loh, Ms. Lee, Ms. Lu-Wong and Simpson Thacher to finalize negotiations with VanceInfo and its advisors accordingly.

        After several discussions among Mr. Loh, Ms. Lee, Ms. Lu-Wong, Mr. Huang, Ms. Lu, representatives of Simpson Thacher and representatives of Orrick, the parties agreed, subject to the concurrence of the HiSoft Board and VanceInfo Board, to delete the casting vote and proceeded to finalize the remainder of the merger agreement and proposed terms of the transaction, including the resolutions of the Transition Management Committee regarding certain post-closing governance, compensation and related matters with respect to the combined company which were approved and adopted by the Transition Management Committee immediately following execution of the merger agreement.

        Subsequently, during the afternoon of August 10, 2012, the VanceInfo Board held a telephonic special meeting. Members of VanceInfo's senior management as well as representatives of Orrick attended the meeting. At this meeting, Orrick reviewed with the VanceInfo Board, and the VanceInfo Board confirmed its agreement with, the agreement of the parties to delete the casting vote and the proposed resolutions to be approved and adopted by the Transition Management Committee regarding certain post-closing governance, compensation and related matters with respect to the combined company.

        In the evening of August 10, 2012, HiSoft and VanceInfo executed and delivered to each other the merger agreement. Immediately thereafter, the Transition Management Committee approved and adopted the proposed resolutions. On August 10, 2012, prior to the opening of the financial markets in New York City, HiSoft and VanceInfo issued a joint press release announcing the execution of the merger agreement.

Reasons for the Merger

        Both HiSoft and VanceInfo believe that there are substantial potential strategic and financial benefits of the proposed merger. This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prohibit or limit the parties from realizing some or all of these benefits, see "Risk Factors" beginning on page 39.

        Each of HiSoft and VanceInfo believes that the merger will enhance shareholder value through, among other things, enabling the combined company to capitalize on the following strategic advantages and opportunities:

  •
  the fact that the combined company will be the largest China-based offshore IT services provider by revenue and employee headcount based on an independent third party's 2012 industry market research reports and publicly filed 2011 company annual reports, respectively, with an enlarged and diversified asset portfolio, an extended business pipeline and a strong balance sheet and cash flow profile;

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  the ability of the combined company to deliver a broader scope of services and cross-sell various services to its customers around the world, which will include consulting, business intelligence, enterprise solutions, IP-driven products and solutions, research and development services, infrastructure management services, application management services and business process outsourcing;

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  an expanded geographic focus with operations of the combined company in Greater China, other countries in the Asia-Pacific region, Europe and the United States, which the parties anticipate will provide opportunities for the combined company in high growth markets across multiple industry sectors as well as a base of sophisticated existing clients in more established markets;

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  a complementary and diverse customer base which will include more than 70 significant clients comprised largely of Fortune 500 companies and large China-based enterprises;

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  the fact that HiSoft and VanceInfo have limited overlaps and complementary strengths in the technology, banking, financial services and insurance industries and growing businesses in the manufacturing, retail, distribution, travel and transportation industries;

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  the opportunity of the combined company to achieve potential cost synergies, which may include elimination of overlapping back office and administrative functions, potential savings on business expansion costs, opportunities for utilizing tax subsidies and net operating losses at various subsidiaries, integration of complementary research and development strengths across different industries, and the elimination of overlapping facilities;

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  the ability of the combined company to utilized an expanded pool of consultants, engineers and sales force around the world with a commitment to superior customer service and a highly experienced management team from both companies with extensive industry knowledge and experience;

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  the creation of a stronger brand, which the parties anticipate will allow the combined company to attract and retain the best people and generate additional business opportunities with new and existing customers.

        The actual synergistic benefits from the merger and costs of integration could be different from the foregoing estimates and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the HiSoft Board described under "The Merger—Recommendation of the HiSoft Board" beginning on page 69 or by the VanceInfo Board described under "The Merger—Recommendation of the VanceInfo Board" beginning on page 71 will be realized. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" on page 39 and page 48, respectively.

Recommendation of the HiSoft Board

        On August 10, 2012, the HiSoft Board unanimously (1) approved the merger agreement, the plan of merger and the merger and the other transactions contemplated by the merger agreement, (2) directed that the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments be submitted to HiSoft shareholders for authorization and approval, and (3) recommended that HiSoft shareholders authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments.

        Accordingly, the HiSoft Board recommends that HiSoft shareholders vote "FOR" the resolutions to authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance.

        In addition to the strategic benefits of the merger described in "The Merger—Background of the Merger" and "The Merger—Reasons for the Merger", in reaching its determination to approve the merger agreement, the plan of merger, the merger and the other transactions contemplated by the merger agreement, and recommend that the HiSoft shareholders authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, the HiSoft Board also considered the following factors:

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  its knowledge of HiSoft's business, operations, financial condition, earnings and prospects and its knowledge of VanceInfo's business, operations, financial condition, earnings and prospects, taking into account VanceInfo's publicly-filed information, the results of HiSoft's due diligence review of VanceInfo and HiSoft's familiarity with VanceInfo generally in light of their knowledge regarding key competitors in the IT outsourcing services industry;

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  the current and prospective competitive climate in the IT outsourcing services industry in which HiSoft and VanceInfo operate, including macroeconomic challenges globally, potential wage inflation in China and the overall need for economies of scale and a strong brand to compete for customers around the world;

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  the financial presentation and opinion, dated August 10, 2012, of Lazard Asia (Hong Kong Limited) to the HiSoft Board as to the fairness, from a financial point of view and as of the date of the opinion, to HiSoft of the share exchange ratio and ADS exchange ratio, as more fully described below under the heading "The Merger—Opinion of Financial Advisor to HiSoft";

  •
  the exchange ratios of one HiSoft share for each VanceInfo share (giving effect to the HiSoft Share Consolidation) and the one HiSoft ADS for each VanceInfo ADS (giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment), and the fact that such exchange ratios are fixed and will not fluctuate based upon changes in HiSoft's share price between signing and closing;

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  the expectation that HiSoft shareholders, immediately after completion of the merger, would hold approximately 50% of the shares of the combined company based on the estimated shares of HiSoft and VanceInfo outstanding as of the date of the merger agreement;

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  the fact that HiSoft's Chief Executive Officer, Mr. Tiak Koon Loh, will be the Chief Executive Officer of the combined company;

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  the fact that the merger agreement provides that the HiSoft Board after the merger will initially consist of eight directors, and HiSoft and VanceInfo will each designate four directors, and that the chairman of the HiSoft Board would not have an additional or casting vote after the merger;

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  the agreement of Mr. Chen and certain of his affiliates to enter into a voting agreement with and in favor of HiSoft pursuant to which they agreed, among other things, to vote all VanceInfo shares and VanceInfo ADSs beneficially owned by them in favor of the matters relating to the transaction being submitted to the VanceInfo shareholders for approval and against any competing transaction, and to certain transfer restrictions with respect to VanceInfo shares and VanceInfo ADSs beneficially owned by them;

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  the HiSoft Board's belief that the terms of the merger agreement and other documents to be executed in connection with the consummation of the merger were reasonable, including, among other things:

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  the limited conditions to the parties' obligations to complete the merger and the probability that such conditions would be satisfied;

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  the fact that the termination date under the merger agreement allows for time that is expected to be sufficient to complete the merger;

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  the ability of HiSoft to obtain a termination fee of US$30 million, US$15 million or US$4 million from VanceInfo if the merger is not consummated for certain reasons; and

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  the ability of the HiSoft Board to change its recommendation that the HiSoft shareholders authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments in the event that the failure to make such a change would constitute a breach of the fiduciary duties of the HiSoft directors under applicable law;

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  the likelihood that the merger would be completed based on, among other things:

  •
  the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of required regulatory approvals; and

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  HiSoft's ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement; and

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  the strong commitment of both parties to complete the merger pursuant to their respective obligations under the terms of the merger agreement;

The HiSoft Board also considered the following potentially negative factors associated with the merger:

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  the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on HiSoft's and VanceInfo's respective customers, employees and relationships with other third parties;

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  the risk of diverting HiSoft management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger;

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  the challenges of combining the businesses, policies, processes, systems, operations and workforces of HiSoft and VanceInfo and realizing the anticipated cost savings and operating synergies, and the risk that potential benefits and synergies sought in the merger may not be realized to the extent expected or not at all, or may not be realized within the expected time period;

  •
  the risk that the parties may incur significant costs and unexpected delays in consummating the merger;

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  the fact that there can be no assurance that all conditions to the parties' obligations to complete the merger (including the condition that HiSoft's shareholders approve the HiSoft Share Issuance) will be satisfied and, as a result, the merger may not be consummated, and the possible effects on HiSoft should the parties fail to complete the merger;

  •
  the additional steps and expense necessary for HiSoft and its shareholders and ADS holders to effect the HiSoft Share Consolidation and HiSoft ADS Adjustment in order to achieve the 1-for-1 exchange ratios in the merger, and the risk that the market may not fully understand the effects of the HiSoft Share Consolidation and the HiSoft ADS Adjustment (in conjunction with the 1-for-1 exchange ratios) on the HiSoft shares and HiSoft ADSs;

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  the fact that, under the terms of the merger agreement, HiSoft must pay to VanceInfo a termination fee of US$30 million, US$15 million or US$4 million if the merger agreement is terminated under certain circumstances;

  •
  the fact that, pursuant to the merger agreement, HiSoft must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the merger or termination of the merger agreement, which may delay or prevent it from pursuing business opportunities that may arise or preclude actions that would be advisable if HiSoft were to not enter into the merger agreement; and

  •
  the risks of the type and nature described under "Risk Factors" on page 39.

        As described above under "The Merger—Background of the Merger," the HiSoft Board, in evaluating the merger and the merger agreement, consulted with HiSoft's management and its legal and financial advisors and, in reaching its decision at its meeting on August 10, 2012 to authorize and approve the merger agreement, the plan of merger and the merger and to recommend that HiSoft shareholders authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Share Issuance and the HiSoft Articles Amendments, considered a variety of factors weighing positively and negatively in respect of the merger. The discussion of the factors considered by the HiSoft Board in this sub-section is not intended to be exhaustive and only includes the material factors considered by the HiSoft Board. In view of the large number of factors considered by the HiSoft Board in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, the HiSoft Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination, nor did the HiSoft Board evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others. This explanation of the HiSoft Board's reasons for the merger and all other information presented in this sub-section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Statement Regarding Forward-Looking Statements" on page 48.

        During its consideration of the merger with VanceInfo, the HiSoft Board was also aware that certain members of the HiSoft Board and the Chief Executive Officer of HiSoft have agreements and arrangements which may result in their having interests in the merger different from, or in addition to, those of HiSoft shareholders generally, as described in "The Merger—Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger" beginning on page 88.

Recommendation of the VanceInfo Board

        At a special meeting of the VanceInfo Board on August 10, 2012, the VanceInfo Board unanimously determined that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger are in the best interests of VanceInfo and its shareholders, and authorized and approved the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. At the meeting, the VanceInfo Board further directed that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger be submitted to VanceInfo shareholders at a shareholder meeting for authorization and approval, and recommended that VanceInfo shareholders authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, by way of special resolution.

Accordingly, the VanceInfo Board recommends that VanceInfo shareholders vote "FOR" the resolution to authorize and approve the merger agreement, the plan of merger and the merger.

        The VanceInfo Board, in evaluating the merger and the merger agreement, consulted with VanceInfo management and its legal and financial advisors and, in reaching its decision at its meeting on August 10, 2012 to authorize and approve the merger agreement, the plan of merger and, including the transactions contemplated thereby, including the merger, considered a variety of factors weighing positively and negatively in respect of the merger. The following discussion of the factors considered by the VanceInfo Board is not intended to be exhaustive and only includes the material factors considered by the VanceInfo Board. In view of the large number of factors considered by the VanceInfo Board in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, the VanceInfo Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination, nor did the VanceInfo Board evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others. This explanation of the VanceInfo Board's reasons for the merger and all other information presented below is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

        In addition to the strategic benefits of the merger described above in "The Merger—Background of the Merger" and "The Merger—Reasons for the Merger", in reaching its determination to authorize and approve the merger agreement, the plan of merger and, including the transactions contemplated thereby, including the merger, the VanceInfo Board also considered the following factors:

  •
  the VanceInfo Board's knowledge of VanceInfo's business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to VanceInfo shareholders than other alternatives reasonably available to VanceInfo and its shareholders, including the alternative of remaining a publicly-traded company;

  •
  its view, evaluated with the assistance of Citi, that the merger is reasonably likely to be more favorable to the VanceInfo shareholders than continued operation of VanceInfo as a standalone enterprise, given the potential risks, rewards and uncertainties associated with remaining a standalone enterprise, including the VanceInfo Board's recognition of the challenges in its efforts to increase shareholder value as a standalone company, including competition from companies with substantially greater resources than VanceInfo currently has;

  •
  estimated forecasts of VanceInfo's future financial performance prepared by VanceInfo's management, together with management's view of VanceInfo's financial condition, results of operations, business, prospects and competitive position;

  •
  the financial information and analyses presented by Citi to the VanceInfo Board, and its opinion dated August 10, 2012 to the VanceInfo Board to the effect that, as of August 10, 2012, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the share exchange ratio and the ADS exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of VanceInfo shares and holders of VanceInfo ADSs, respectively. A copy of the written opinion that was delivered to the VanceInfo Board is included as Appendix D to this joint proxy statement/prospectus and is described under "The Merger—Opinion of Financial Advisor to VanceInfo," beginning on page 81;

  •
  the exchange ratios of one HiSoft share for each VanceInfo share (giving effect to the HiSoft Share Consolidation) and the one HiSoft ADS for each VanceInfo ADS (giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment), and the fact that such exchange ratios are fixed and will not fluctuate based upon changes in HiSoft's share price between signing and closing;

  •
  the recommendation of VanceInfo's management to proceed with the merger;

  •
  the fact that resolutions approving the Merger were unanimously approved by the VanceInfo Board, which is comprised of all independent directors (other than Mr. Chen) and who are not affiliated with HiSoft, Merger Sub or any direct or indirect wholly owned subsidiary of HiSoft and are not employees of HiSoft or any of its subsidiaries;

  •
  the expectation that VanceInfo shareholders, immediately after completion of the merger, would hold approximately 50% of the shares of the combined company based on the estimated shares of VanceInfo and HiSoft outstanding as of the date of the merger agreement and that VanceInfo shareholders therefore will participate in future earnings or growth, if any, and benefit from increases in the value of HiSoft shares following the merger, if any;

  •
  the information and advice previously provided to and reviewed by the VanceInfo Board;

  •
  prior deliberations of the VanceInfo Board concerning the Merger and likelihood of alternative strategic transactions and business strategies involving VanceInfo;

  •
  the fact that the merger agreement provides that the HiSoft Board after the merger will initially consist of eight directors, and HiSoft and VanceInfo will each designate four directors, and that the chairman of the HiSoft Board would not have an additional or casting vote after the merger;

  •
  the agreement of Mr. Loh, Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P. to enter into voting agreements with and in favor of VanceInfo pursuant to which they agreed, among other things, to vote all HiSoft shares and HiSoft ADSs beneficially owned by them in favor of the matters relating to the transaction being submitted to the HiSoft shareholders for approval and against any competing transaction, and to certain transfer restrictions with respect to the HiSoft shares and HiSoft ADSs beneficially owned by Mr. Loh;

  •
  the financial and other terms of the merger, the merger agreement and related documents;

  •
  the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals; and

  •
  the fact that, under the terms of the merger agreement, VanceInfo must pay to HiSoft a termination fee of US$30 million, US$15 million or US$4 million if the merger agreement is terminated under certain circumstances.

        The VanceInfo Board also considered the following potentially negative factors associated with the merger:

  •
  the restrictions on the conduct of VanceInfo's business prior to the completion of the merger, which may delay or prevent VanceInfo from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of VanceInfo pending completion of the merger;

  •
  the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on VanceInfo's sales and operating results and VanceInfo's ability to attract and retain key management, marketing and technical personnel; and

  •
  the risks and costs to VanceInfo if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships.

Opinion of Financial Advisor to HiSoft

        HiSoft retained Lazard to act as its financial advisor and to render an opinion to the HiSoft Board as to the fairness, from a financial point of view, of the share exchange ratio and ADS exchange ratio. On August 10, 2012, Lazard rendered its oral opinion to the HiSoft Board, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard's written opinion, the share exchange ratio and ADS exchange ratio were fair, from a financial point of view, to HiSoft.

        The full text of Lazard's written opinion, dated August 10, 2012, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this prospectus as Annex C and is incorporated into this prospectus by reference. The description of Lazard's opinion set forth in this prospectus is qualified in its entirety by reference to the full text of Lazard's written opinion attached as Annex C. We encourage you to read Lazard's opinion and this section carefully and in their entirety.

        Lazard's opinion was directed to the HiSoft Board (in its capacity as such) in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, to HiSoft of the share exchange ratio and ADS exchange ratio of the date of Lazard's opinion. Lazard's opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

        Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard's opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard's opinion. Lazard did not express any opinion as to the prices at which the HiSoft ADSs or the VanceInfo ADSs may trade at any time subsequent to the announcement of the merger. In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with HiSoft, nor was it requested to consider, and its opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which HiSoft might engage or the merits of the underlying decision by HiSoft to engage in the merger.

        The following is a summary of Lazard's opinion. We encourage you to read Lazard's written opinion carefully in its entirety:

        In connection with its opinion, Lazard:

  •
  reviewed the financial terms and conditions of the merger agreement;

  •
  reviewed certain publicly available historical business and financial information relating to HiSoft and VanceInfo;

  •
  reviewed various financial forecasts and other data provided to Lazard by HiSoft relating to the business of HiSoft and various financial forecasts and other data provided to Lazard by VanceInfo relating to the business of VanceInfo;

  •
  held discussions with members of the senior managements of HiSoft and VanceInfo with respect to the businesses and prospects of HiSoft and VanceInfo, respectively, and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of HiSoft and VanceInfo to be realized from the merger;

  •
  reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of HiSoft and VanceInfo, respectively;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of HiSoft and VanceInfo, respectively;

  •
  reviewed historical stock prices and trading volumes of HiSoft ADSs and VanceInfo ADSs;

  •
  reviewed the potential pro forma financial impact of the merger on HiSoft based on the financial forecasts referred to above relating to HiSoft and VanceInfo; and

  •
  conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of HiSoft or VanceInfo or concerning the solvency or fair value of HiSoft or VanceInfo, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard's analyses, including those related to projected synergies and other benefits anticipated by the managements of HiSoft and VanceInfo to be realized from the merger, Lazard assumed, with the consent of HiSoft, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of HiSoft and VanceInfo, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of HiSoft, that such financial forecasts and projected synergies and other benefits would be realized substantially in the amounts and at the times contemplated thereby. Lazard assumes no responsibility for and expresses no view as to any such forecasts or the assumptions on which they are based.

        In rendering its opinion, Lazard assumed, with the consent of HiSoft, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of HiSoft, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger and consummating the HiSoft Share Consolidation and the HiSoft ADS Adjustment would not have an adverse effect on HiSoft, VanceInfo or the merger. Lazard further assumed, with the consent of HiSoft, that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that HiSoft obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the share exchange ratio and the ADS exchange ratio to the extent expressly specified in its opinion) of the merger, including, without limitation, the form or structure of the merger (including the form or structure of the HiSoft Share Consolidation and the HiSoft ADS Adjustment) or any agreements or arrangements (including, without limitation, any voting agreements) entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the share exchange ratio and the ADS exchange ratio or otherwise.

        The following is a summary of the material financial, comparative and other analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The summary of Lazard's analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

        In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

        For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HiSoft and VanceInfo. No company, business or transaction used in Lazard's analyses and reviews as a comparison is identical to HiSoft, VanceInfo or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard's analyses and reviews. The estimates contained in Lazard's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses and reviews are inherently subject to substantial uncertainty.

        The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard's analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 7, 2012 and is not necessarily indicative of current market conditions. For purposes of Lazard's opinion and analyses, Lazard assumed that, subject to the consummation of the HiSoft Share Consolidation and the HiSoft ADS Adjustment, each VanceInfo ADS would be cancelled in exchange for the right of the holder to receive one HiSoft ADS (each HiSoft ADS then representing one HiSoft common share, par value US$0.0001 per share). The foregoing would have yielded an exchange ratio of one VanceInfo ADS for each 0.734 HiSoft ADSs (each HiSoft ADS representing 19 HiSoft common shares) if the HiSoft Share Consolidation and the HiSoft ADS Adjustment were not given effect.

        The exchange ratios calculated by Lazard as set forth in this section "The Merger—Opinion of Financial Advisor to HiSoft" (i) do not take into account the rounding up of any fractional shares to the nearest whole number of shares contemplated by the merger agreement (thus the implied exchange ratios reflect approximated numbers) and (ii) take into account 125,795 VanceInfo Shares to be issued as payments for certain prior acquisitions made by VanceInfo.

  Financial Analyses

  Trading multiples of comparable listed companies analysis

        Lazard reviewed and analyzed certain publicly available financial information, valuation multiples and market trading data of the following publicly traded companies, and compared such information to the corresponding information for HiSoft and VanceInfo: AsiaInfo-Linkage, Chinasoft, Hexaware, iGATE, Infotech, iSoftStone, MindTree, MphasiS, Perficient, and Virtusa.

        The selected companies were chosen based on Lazard's knowledge of the information technology industry. Although none of the selected companies is directly comparable to HiSoft or VanceInfo, the selected companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Lazard considered similar to HiSoft and VanceInfo.

        Based on the closing share prices of the selected companies as of August 7, 2012, historical financial information of the selected companies contained in their public filings and analysts' estimates for the selected companies, Lazard calculated and reviewed the following metrics based on the treasury share count method and on a fully-diluted basis, among other things, with respect to each selected company:

  •
  share price as a multiple of estimated earnings per share, or P/E multiple, for 2012 and 2013; and

  •
  enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EV/EBITDA multiple, for 2012 and 2013.

        The results of this analysis are summarized as follows:

Selected Companies
	High	Median	Low
2012 Estimated P/E Multiple	13.8x	10.7x	6.1x
2013 Estimated P/E Multiple	12.1x	9.0x	5.0x
2012 Estimated EV/EBITDA Multiple	8.6x	7.0x	3.3x
2013 Estimated EV/EBITDA Multiple	7.3x	6.4x	2.5x

        Based on an analysis of the relevant metrics for each of the selected companies, Lazard selected a reference range of:

  •
  9.0x to 13.0x for 2012 estimated P/E multiple;

  •
  7.5x to 11.5x for 2013 estimated P/E multiple;

  •
  5.5x to 7.5x for 2012 estimated EV/EBITDA multiple; and

  •
  5.0x to 7.0x for 2013 estimated EV/EBITDA multiple.

        Lazard applied each such range of multiples to the relevant financial statistics of HiSoft and VanceInfo, as reflected in:

  •
  the financial forecasts for HiSoft prepared by the management of HiSoft;

  •
  the financial forecasts for VanceInfo prepared by the management of VanceInfo;

  •
  the publicly available financial forecasts for HiSoft prepared by a third party financial analyst which Lazard deemed to be representative of consensus third party analyst estimates; and

  •
  the publicly available financial forecasts for VanceInfo prepared by a third party financial analyst which Lazard deemed to be representative of consensus third party analyst estimates.

        Lazard determined indicative equity values based on the treasury share count method and on a fully-diluted basis by calculating the average of the low-end range values for each of HiSoft and VanceInfo for each metric during the two year period and the average of the high-end range values for each of HiSoft and VanceInfo for each metric during the two year period. Lazard subsequently calculated separate implied exchange ratios for the management estimates and the analyst projections by, in each case, dividing the lower VanceInfo implied equity value for such projections by the higher HiSoft implied equity value described above as well as dividing the higher VanceInfo implied equity value by the lower HiSoft implied equity value. These analyses indicated the following implied equity ranges and implied exchange ratios:

Reference Ranges of Implied
Method Used		HiSoft Equity Values (Per ADS)	VanceInfo Equity Values (Per ADS)	ADS Exchange Ratio (Number of HiSoft ADSs for One VanceInfo ADS)(1)
P/E Multiple	Management	US$10.65 to US$15.65	US$7.30 to US$10.82	0.467 to 1.015 (or 0.636 to 1.383)
	Analyst	US$10.33 to US$15.16	US$8.13 to US$12.05	0.536 to 1.167 (or 0.730 to 1.589)
EV / EBITDA Multiple	Management	US$12.02 to US$15.05	US$8.40 to US$10.78	0.558 to 0.897 (or 0.760 to 1.222)
	Analyst	US$11.67 to US$14.56	US$8.61 to US$11.08	0.591 to 0.949 (or 0.805 to 1.293)

(1)
Implied ADS exchange ratio after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment are given in parentheses.

Discounted cash flow analyses

        Based upon HiSoft's management forecasts, Lazard performed a discounted cash flow analysis of HiSoft to determine the present value of HiSoft's estimated future cash flows by discounting to present value as of June 30, 2012 HiSoft's projected unlevered free cash flows from 2012 to 2017 and estimated value, or terminal value, of HiSoft as of December 31, 2017. For purpose of this analysis, unlevered free cash flow was defined as earnings before interest and taxes, less cash tax payments, plus depreciation and amortization, less capital expenditures, less cash payments for acquisitions, and less changes in working capital. Lazard calculated HiSoft's terminal values as of December 31, 2017 by multiplying HiSoft's estimated 2017 EBITDA by various exit EBITDA multiples ranging between 5.0x and 7.0x, which were selected by Lazard by reference to 2013 estimated EV/EBITDA multiples calculated for HiSoft as well as the 2013 estimated EV/EBITDA multiples calculated for the selected companies listed under "Trading multiples of comparable listed companies analysis" above. The unlevered free cash flows and the terminal values were discounted to present value using discount rates ranging from 10.0% to 13.0%, reflecting estimates of HiSoft's weighted average cost of capital, or WACC, derived based on an analysis of estimates of the WACCs of the selected companies listed under "Trading multiples of comparable listed companies analysis" above. Based on the foregoing and using the treasury share count method on a fully-diluted basis, Lazard derived reference ranges of implied equity values per HiSoft ADS of US$13.50 to US$18.73.

        Based upon the VanceInfo management's forecasts, Lazard performed a discounted cash flow analysis of VanceInfo to determine the present value of VanceInfo's estimated future cash flows by discounting to present value as of June 30, 2012 VanceInfo's projected unlevered free cash flows from 2012 to 2017 and estimated value, or terminal value, of VanceInfo as of December 31, 2017. Lazard calculated VanceInfo's terminal values as of December 31, 2017 by multiplying VanceInfo's estimated 2017 EBITDA by various exit EBITDA multiples ranging between 5.0x and 7.0x, which were selected by Lazard by reference to 2013 estimated EV/EBITDA multiples calculated for VanceInfo as well as the 2013 estimated EV/EBITDA multiples calculated for the selected companies listed under "Trading multiples of comparable listed companies analysis" above. The unlevered free cash flows and the terminal values were discounted to present value using WACCs ranging from 10.0% to 13.0%. Based on the foregoing and using the treasury share count method on a fully-diluted basis, Lazard derived reference ranges of implied equity values per VanceInfo ADS of US$9.49 to US$13.62.

        Lazard subsequently calculated implied exchange ratios by dividing the lower VanceInfo implied equity value by the higher HiSoft implied equity value as well as dividing the higher VanceInfo implied equity value by the lower HiSoft implied equity value. This analysis indicated a reference range of implied exchange ratios of one VanceInfo ADS for 0.506 to 1.009 HiSoft ADSs (or 0.690 to 1.375 HiSoft ADSs after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment).

Additional Analyses

  52-week high/low trading price analysis

        Lazard reviewed price data for HiSoft ADSs for the 52-week period ended August 7, 2012. Lazard observed that, during this period, the closing HiSoft ADS price ranged from US$8.35 to US$16.05 per ADS. Lazard also reviewed price data for VanceInfo ADSs for the 52-week period ended August 7, 2012. Lazard observed that, during this period, the closing VanceInfo ADS price ranged from US$6.46 to US$18.93 per ADS. Lazard subsequently calculated implied exchange ratios by dividing the lowest VanceInfo ADS closing price by the highest HiSoft ADS closing price as well as dividing the highest VanceInfo ADS closing price by the lowest HiSoft ADS closing price. This analysis indicated a reference range of implied exchange ratios of one VanceInfo ADS for 0.402 to 2.267 HiSoft ADSs (or 0.548 to 3.088 HiSoft ADSs after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment).

  Equity research analyst price targets

        Lazard reviewed the 12-month target trading prices of HiSoft ADSs published by 7 research analysts (but excluding the highest and lowest such estimates), discounted such target trading prices by 12 months, at 11.5% cost of equity, which figure was derived from an analysis of the cost of equity of the selected companies listed under "Trading multiples of comparable listed companies analysis" above, and derived a reference range of implied equity values per HiSoft ADS of US$17.04 to US$20.63. Lazard also reviewed the 12-month target trading prices of VanceInfo ADSs published by 10 research analysts (but excluding the highest and lowest such estimates), discounted such target trading prices by 12 months, at 11.5% cost of equity, and derived a reference range of implied equity values per VanceInfo ADS of US$10.76 to US$14.35. Lazard subsequently calculated implied exchange ratios by dividing the lower VanceInfo target trading price by the higher HiSoft target trading price as well as dividing the higher VanceInfo target trading price by the lower HiSoft target trading price. This analysis indicated a reference range of implied exchange ratios of one VanceInfo ADS for 0.522 to 0.842 HiSoft ADSs (or 0.711 to 1.147 HiSoft ADSs after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment).

  Contribution analysis

        Based on HiSoft's and VanceInfo's respective management forecasts, Lazard reviewed the relative estimated contributions of HiSoft and VanceInfo to the estimated non-GAAP net income and estimated adjusted EBITDA, which is EBITDA plus estimated pre-tax interest income, of the combined company for 2012 and 2013. The implied exchange ratios, based on the treasury share count method and on a fully-diluted basis, resulting from the relative contribution analysis were as follows:

Implied ADS Exchange Ratio(1)
2012 Estimated Non-GAAP Net Income:	0.666
(or 0.907)
2013 Estimated Non-GAAP Net Income:	0.705
(or 0.960)
2012 Estimated Adjusted EBITDA:	0.729
(or 0.993)
2013 Estimated Adjusted EBITDA:	0.780
(or 1.063)
Proposed Exchange Ratio:	0.734
(or 1.000)

(1)
Implied ADS exchange ratio after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment are given in parentheses.

  Historical exchange ratio analysis

        In order to provide background information and perspective on the relationship between the respective trading prices of HiSoft ADSs and VanceInfo ADSs, Lazard reviewed the arithmetic averages of the ratios of the closing prices of HiSoft ADSs over the periods set forth below divided by the closing prices of VanceInfo ADSs over the same periods. The results of Lazard's review are summarized in the following table:

Average ADS Exchange Ratio(1)
As of August 7, 2012:	0.806
(or 1.098)
Over 1-month ended August 7, 2012:	0.756
(or 1.030)
Over 3-month ended August 7, 2012:	0.729
(or 0.993)
Over 6-month ended August 7, 2012:	0.810
(or 1.103)
Over 1-year ended August 7, 2012:	0.927
(or 1.263)

(1)
Implied ADS exchange ratio after the consummation of the HiSoft Share Consolidation and HiSoft ADS Adjustment are given in parentheses.

  Pro forma value accretion analysis.

        Based on HiSoft's and VanceInfo's respective management forecasts and estimated pro forma financial information prepared by managements of HiSoft and VanceInfo, Lazard analyzed the potential pro forma effect of the merger on HiSoft's projected non-GAAP earnings per ADS for the years 2013, 2014, 2015 and 2016. Lazard compared the (i) estimated future stand-alone non-GAAP earnings per ADS of HiSoft for each of the years 2013, 2014, 2015 and 2016 and (ii) estimated future non-GAAP earnings per ADS of the pro forma combined company for each of these years, as adjusted to reflect the HiSoft shares issued using the ADS exchange ratio in the merger. For purposes of this analysis, Lazard assumed, among other things, that the transaction would close on December 31, 2012, and that the combined company would realize the synergies anticipated by managements of HiSoft and VanceInfo. This analysis indicated that the merger is expected to be accretive to HiSoft's non-GAAP earnings per ADS in each of the years 2013, 2014, 2015 and 2016.

Miscellaneous

        In connection with Lazard's services as HiSoft's financial advisor, HiSoft agreed to pay Lazard a fee for such services, a portion of which was payable upon the rendering of Lazard's opinion and a substantial portion of which is contingent upon the closing of the merger. HiSoft also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard's engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard's engagement, including certain liabilities under U.S. federal securities laws.

        In the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard and its affiliates) and their respective affiliates may actively trade securities of HiSoft and VanceInfo for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of HiSoft, VanceInfo and certain of their respective affiliates. The issuance of Lazard's opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as a financial advisor to HiSoft because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of HiSoft.

        Lazard's opinion was one of many factors considered by the HiSoft Board. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the HiSoft Board with respect to the share exchange ratio and the ADS exchange ratio or of whether the HiSoft Board would have been willing to recommend a different transaction or determine that different share exchange ratio and the ADS exchange ratio were fair.

Opinion of Financial Advisor to VanceInfo

        VanceInfo has retained Citi to act as its financial advisor in connection with the merger. In connection with this engagement, VanceInfo requested Citi to evaluate the fairness, from a financial point of view, of the share exchange ratio to the holders of VanceInfo shares and of the ADS exchange ratio to the holders of VanceInfo ADSs. On August 10, 2012, Citi rendered to the VanceInfo board of directors a written opinion to the effect that, as of that date and based on and subject to the matters described in Citi's written opinion, the share exchange ratio is fair, from a financial point of view, to the holders of VanceInfo shares and the ADS exchange ratio is fair, from a financial point of view, to the holders of VanceInfo ADSs.

        The full text of Citi's written opinion, dated August 10, 2012, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Appendix D and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read the opinion in its entirety. Citi's opinion was provided to the VanceInfo board of directors in connection with its evaluation of the share exchange ratio and the ADS exchange ratio from a financial point of view. Citi's opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger. Citi's opinion does not address the underlying business decision of VanceInfo to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for VanceInfo or the effect of any other transaction in which VanceInfo may engage. The following is a summary of Citi's opinion and the methodology that Citi used to render its opinion.

        In arriving at its opinion, Citi:

  •
  reviewed the merger agreement;

  •
  held discussions with certain senior officers, directors and other representatives and advisors of VanceInfo and certain senior officers and other representatives and advisors of HiSoft concerning the businesses, operations and prospects of VanceInfo and HiSoft;

  •
  examined certain publicly available business and financial information relating to VanceInfo and HiSoft;

  •
  examined certain financial forecasts and other information and data relating to VanceInfo and HiSoft which were provided to or discussed with Citi by the respective managements of VanceInfo and HiSoft, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of VanceInfo and HiSoft to result from the merger;

  •
  reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of VanceInfo ADSs and HiSoft ADSs, the historical and projected earnings and other operating data of VanceInfo and HiSoft and the capitalization and financial condition of VanceInfo and HiSoft;

  •
  considered, to the extent publicly available, certain financial, stock market and other publicly available information relating to the businesses of VanceInfo, HiSoft and other companies whose operations Citi considered relevant in evaluating those of VanceInfo and HiSoft;

  •
  evaluated certain potential pro forma financial effects of the merger on HiSoft;

  •
  approached and held discussions with selected third parties to solicit indications of interest in possible strategic transactions with, in some cases including the possible acquisition of all or a part of, VanceInfo; and

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of VanceInfo and HiSoft that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to VanceInfo and HiSoft provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the respective managements of VanceInfo and HiSoft that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of VanceInfo and HiSoft as to the future financial performance of VanceInfo and HiSoft, the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby, and Citi assumed, with VanceInfo's consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

        Citi assumed, with VanceInfo's consent, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement (including, in this respect, that each of the HiSoft Share Consolidation and the HiSoft ADS Adjustment will have been consummated on the terms described in the merger agreement) and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on VanceInfo, HiSoft or the contemplated benefits of the merger. Citi also assumed, with VanceInfo's consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

        Citi's opinion related to the relative values of VanceInfo and HiSoft. Citi did not express any view as to what the value of the HiSoft shares or HiSoft ADSs actually will be when issued pursuant to the merger or the price at which the HiSoft ADSs will trade at any time. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of VanceInfo or HiSoft, and Citi did not make any physical inspection of the properties or assets of VanceInfo or HiSoft. Citi's opinion does not address VanceInfo's underlying business decision to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for VanceInfo or the effect of any other transaction in which VanceInfo might engage. Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the share exchange ratio or the ADS exchange ratio. Citi's opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of these analyses is not a complete description of the analyses underlying, and factors considered in connection with, Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of VanceInfo and HiSoft. No company or business used in Citi's analyses as a comparison is identical or directly comparable to VanceInfo or HiSoft. An evaluation of Citi's analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in Citi's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi's analyses are inherently subject to substantial uncertainty.

        Citi was not requested to, and it did not, recommend the specific consideration payable in, or exchange ratio for, the merger. The type and amount of the consideration payable in the merger was determined through negotiations between VanceInfo and HiSoft, and the decision to enter into the merger was solely that of the VanceInfo board of directors. Citi's opinion was only one of many factors considered by the VanceInfo board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the VanceInfo board of directors or VanceInfo management with respect to the merger, the share exchange ratio or the ADS exchange ratio.

        The following is a summary of the material financial analyses presented to the VanceInfo board of directors in connection with the delivery of Citi's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi's financial analyses.

Contribution Analysis

        Citi calculated the relative contributions of VanceInfo and HiSoft to the combined businesses' forecasted revenue, EBTIDA, non-GAAP EBIT, which is GAAP EBIT that has been adjusted by adding amortization of intangibles and stock-based stock compensation ("Non-GAAP EBIT") and Non-GAAP Net Income for calendar years 2012 and 2013, based on, with respect to VanceInfo, internal forecasts prepared by VanceInfo management and, with respect to HiSoft, internal forecasts prepared by HiSoft management.

        These analyses indicated the following implied exchange ratio reference range, as compared to the share exchange ratio and the ADS exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Share Exchange Ratio	ADS Exchange Ratio
0.77x - 1.18x	1.00x	1.00x

Selected Public Companies Analysis

        Citi performed a selected publicly traded companies analysis of VanceInfo and HiSoft by comparing certain financial and stock market information of VanceInfo, HiSoft and the following selected publicly traded companies, referred to as the selected public companies:

  China IT Services—U.S. Listed

  •
  AsiaInfo-Linkage Inc.

  •
  Camelot Information Systems Inc.

  •
  HiSoft Technology International Limited

  •
  iSoftStone Holdings Ltd.

  •
  VanceInfo Technologies Inc.

  China IT Services—China Listed

  •
  Chinasoft International Ltd.

  •
  Insigma Technology Co. Ltd.

  •
  Neusoft Corp.

  •
  Wonders Information Co. Ltd.

        Financial data of the selected public companies were based on publicly available research analysts' estimates, public filings and other publicly available information as of August 7, 2012. For the selected public companies, Citi reviewed:

  •
  firm value, which equals equity value (all fully diluted shares at the stock price less any option proceeds) plus debt, minority interest, preferred stock and out-of-the-money convertibles, less cash and other adjustments, as a multiple of (i) latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA"), and (ii) estimated EBITDA for calendar years 2012 and 2013;

  •
  equity value (all fully diluted shares at the stock price less any option proceeds) as a multiple of (i) LTM non-GAAP net income, which is GAAP net income that has been adjusted by adding amortization of intangibles and stock-based stock compensation ("Non-GAAP Net Income"), and (ii) estimated Non-GAAP Net Income for calendar years 2012 and 2013;

        Citi then applied selected ranges of multiples (derived primarily from the China IT Services—U.S. Listed companies) of firm value to estimated 2012 and 2013 EBITDA and of equity value to estimated 2012 and 2013 Non-GAAP Net Income to derive a selected reference range of implied equity value per share for each of VanceInfo and HiSoft (adjusted for the HiSoft Share Consolidation). Citi then derived an implied exchange ratio reference range based on these reference ranges of implied equity values per share.

        These analyses indicated the following implied exchange ratio reference range, as compared to the share exchange ratio and the ADS exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Share Exchange Ratio	ADS Exchange Ratio
0.67x - 1.27x	1.00x	1.00x

Discounted Cash Flow Analysis

        VanceInfo.    Citi performed a discounted cash flow analysis of VanceInfo by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that VanceInfo was forecasted to generate during fiscal years 2012 through 2017 based on internal forecasts of VanceInfo's management. Estimated terminal values for VanceInfo were calculated by applying a range of terminal value EBITDA multiples of 4.0x to 6.0x to VanceInfo's fiscal year 2017 estimated EBITDA. The cash flows and terminal values were then discounted to December 31, 2012 using discount rates ranging from 10.9% to 14.0%, reflecting an estimate of the weighted average cost of capital of VanceInfo.

        HiSoft.    Citi performed a discounted cash flow analysis of HiSoft by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that HiSoft was forecasted to generate during fiscal years 2012 through 2017 based on internal forecasts of HiSoft's management. Estimated terminal values for VanceInfo were calculated by applying a range of terminal value EBITDA multiples of 4.0x to 6.0x to HiSoft's fiscal year 2017 estimated EBITDA. The cash flows and terminal values were then discounted to December 31, 2012 using discount rates ranging from 10.9% to 14.0%, reflecting an estimate of the weighted average cost of capital of HiSoft.

        These calculations produced a reference range of implied equity value per share for each of VanceInfo and HiSoft (adjusted for the HiSoft Share Consolidation). Citi then derived an implied exchange ratio reference range based on these reference ranges of implied equity value per share.

        These analyses indicated the following implied exchange ratio reference range, as compared to the share exchange ratio and the ADS exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Share Exchange Ratio	ADS Exchange Ratio
0.69x - 1.35x	1.00x	1.00x

Other Information

        Citi also reviewed, for informational purposes, the following:

  •
  Historical Trading Range:  Citi reviewed the implied historical exchange ratios for VanceInfo and HiSoft derived by dividing daily closing prices of VanceInfo ADSs and HiSoft ADSs (adjusted for the HiSoft Share Consolidation), noting that the range of ratios over a 52-week period implied an exchange ratio reference range of 0.89x - 2.26x.

  •
  Research Analysts' Price Targets:  Citi reviewed price targets for VanceInfo ADSs and HiSoft ADSs in recently published, publicly available Wall Street research analyst reports, noting that the low and high price targets for VanceInfo ADSs and HiSoft ADSs (adjusted for the HiSoft Share Consolidation) implied an exchange ratio reference range of 0.68x - 1.10x.

Miscellaneous

        Under the terms of Citi's engagement, VanceInfo has agreed to pay Citi for its financial advisory services in connection with the merger an aggregate fee of US$2 million, one-half of which was payable upon delivery of Citi's opinion and the other half of which is contingent upon consummation of the merger. VanceInfo also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        Citi and its affiliates in the past have provided services to VanceInfo and HiSoft unrelated to the proposed merger, for which services Citi and its affiliates have received compensation, including, without limitation, having acted as sole bookrunner in connection with the offering of an additional 2.53 million VanceInfo ADSs with an aggregate value of US$92.0 million in November 2010; having served as broker for VanceInfo in connection with its repurchase of 2.4 million VanceInfo ADSs during 2011; having acted as joint bookrunner in connection with the initial public offering of 7.4 million HiSoft ADSs with an aggregate value of US$74.0 million in July 2010; and having acted as joint bookrunner in connection with the offering of an additional 5.75 million HiSoft ADSs with an aggregate value of US$149.5 million in December 2010. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of VanceInfo and HiSoft for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with VanceInfo, HiSoft and their respective affiliates.

        VanceInfo selected Citi to provide certain financial advisory services in connection with the merger based on Citi's reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citi's opinion was authorized by Citi's fairness opinion committee.

Effects of the Merger on VanceInfo

        If the merger is completed, Merger Sub will merge with and into VanceInfo, with VanceInfo continuing as the surviving company after the merger. Following the completion of the second step merger, which will occur immediately following the merger, VanceInfo will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company after the merger (under the name "VanceInfo Technologies Inc."). VanceInfo would continue its operations as a privately held company owned solely by HiSoft, and the VanceInfo ADSs will no longer be listed on the NYSE, VanceInfo will cease to be a publicly traded company and the VanceInfo ADS program will terminate.

        As promptly as practicable following completion of the merger and the second step merger, HiSoft will cause VanceInfo ADSs to be delisted from the NYSE and the VanceInfo shares to be deregistered under the Exchange Act. Registration under the Exchange Act may be terminated upon application to the SEC if the VanceInfo ADSs are neither listed on a national securities exchange nor held by 300 or more holders of record. As a result of such deregistration, VanceInfo will no longer be required to file reports with the SEC or otherwise be subject to the United States federal securities laws applicable to public companies.

Board of Directors and Management Following the Merger

        Immediately following the effective time, the HiSoft Board shall consist of a total of eight directors (at least a majority of which will be independent as determined under NASDAQ rules), of which (i) four directors will be selected by HiSoft (the "HiSoft Directors") and (ii) four directors will be selected by VanceInfo (the "VanceInfo Directors" and, together with the HiSoft Directors, the "Post-Effective Time Directors"). The Post-Effective Time Directors will agree, prior to the effective time, to take all such actions as are necessary, at or immediately following the effective time, to ensure that the anticipated order of retirement by rotation of the HiSoft Directors and the VanceInfo Directors shall be consistent with the principle that there shall be an equal number of HiSoft Directors and VanceInfo Directors. If at any time prior to the effective time, any board designee becomes unable or unwilling to serve as a director of HiSoft at the effective time, then the party that designated such individual will designate another individual to serve in such individual's place.

        At or prior to the effective time, the HiSoft Board shall take such actions as are necessary to appoint Mr. Tiak Koon Loh as Chief Executive Officer of the combined company and appoint Mr. Chris Shuning Chen as Non-Executive Chairman of the board of directors of the combined company, effective as of the effective time. In the event that either Mr. Loh or Mr. Chen is or will be unable to serve in his designated position beginning as of the effective time, either upon written notice by such individual prior to the effective time or as a result of such individual's death or disability, then the individual to replace Mr. Loh or Mr. Chen, as the case may be, shall be determined by the joint agreement of HiSoft and VanceInfo, each of which will cooperate in good faith with the other and use its reasonable best efforts to identify, as promptly as practicable and, in any event, prior to the effective time, the appropriate successor. See "The Merger Agreement and Plan of Merger—Board Representation Rights" on page 117 and "The Merger—Transition Management Committee" on page 117 for more information.

 Interests of VanceInfo's and HiSoft's Directors and Executive Officers in the Merger

Interests of VanceInfo Directors and Executive Officers in the Merger

        In considering the recommendation of the VanceInfo Board that VanceInfo shareholders vote for the authorization and approval of the merger agreement, the plan of merger and the merger, VanceInfo shareholders should be aware that certain members of the VanceInfo Board and certain executive officers of VanceInfo have agreements and arrangements that provide them with interests in the merger that may differ from, or be in addition to, the interests of other VanceInfo shareholders generally. The VanceInfo Board was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend that VanceInfo shareholders vote for the authorization and approval of the merger agreement, the plan of merger and the merger. These interests are described below.

        As detailed above under "The Merger—Board of Directors and Management Following the Merger," it is anticipated that Mr. Chris Shuning Chen as Non-Executive Chairman of the Board of Directors of the combined company following the merger. Further three other individuals to be selected by VanceInfo will serve as directors of the combined company upon the consummation of the merger

Treatment of VanceInfo Equity Awards

        Certain directors and executive officers of VanceInfo hold VanceInfo share options, and the merger agreement provides that each VanceInfo share option that is outstanding immediately prior to the effective time, whether vested or unvested, shall, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a HiSoft share option. See "The Merger Agreement and Plan of Merger—Treatment of VanceInfo Equity Awards" for more information.

        Certain directors and executive officers of VanceInfo hold VanceInfo restricted share units, and the merger agreement provides that each VanceInfo restricted share unit that is outstanding immediately prior to the effective time, whether vested or unvested, shall, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a HiSoft restricted share units. See "The Merger Agreement and Plan of Merger—Treatment of VanceInfo Equity Awards" for more information.

        The following table shows, as of September 25, 2012, for each director and executive officer of VanceInfo, (1) the number of VanceInfo shares currently owned, (2) the number of VanceInfo shares underlying vested VanceInfo share options and the number of VanceInfo shares underlying unvested VanceInfo share options that will vest within 60 days (not taking into account any accelerated vested options upon the closing of the merger) of September 25, 2012, (3) the total number of VanceInfo shares underlying vested VanceInfo restricted share units and VanceInfo shares underlying unvested VanceInfo restricted share units which will vest within 60 days (not taking into account any accelerated vested restricted share units upon the closing of the merger) of September 25, 2012, (4) the total number of VanceInfo shares beneficially owned and (5) the percentage of VanceInfo's outstanding shares beneficially owned. The listed directors and executive officers have informed VanceInfo that they currently intend to vote all of their VanceInfo shares "FOR" the proposal to authorize and approve the merger agreement, the plan of merger and the merger.

Name	VanceInfo Shares Currently Owned		VanceInfo Shares Underlying Vested VanceInfo Share Options and VanceInfo Shares Underlying Unvested VanceInfo Share Options Which Will Vest Within 60 Days of September 25, 2012		VanceInfo Shares Underlying Vested VanceInfo Restricted Share Units and VanceInfo Shares Underlying Unvested VanceInfo Restricted Share Units Which Will Vest Within 60 Days of September 25, 2012		Total Number of VanceInfo Shares Beneficially Owned	Percentage of VanceInfo's Outstanding Shares Beneficially Owned
Chris Shuning Chen	3,767,920	(1)	80,000	(2)	5,473	(3)	3,853,393	8.6%
David Lifeng Chen	*		*		*		*	*
Hao Chen	—		*		*		*	*
Ruby Rong Lu	*		*		*		*	*
Kui Zhou	1,155,246	(4)	—		2,062		1,157,308	2.6%
Daniel Mingdong Wu	—		*		—		*	*
Samuelson S.M. Young	—		*		—		*	*
Sidney Xuande Huang	—		*		*		*	*
Frances Hong Zhang	*		*		*		*	*
Stanley Ying Zhou	405,865		42,450	(5)	2,388	(6)	450,703	1.0%

The calculations in the table above are based on 44,833,928 VanceInfo shares outstanding as set forth in the VanceInfo register of members dated September 25, 2012. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of VanceInfo shares beneficially owned by a person and the percentage ownership of that person, we have included VanceInfo shares that the person has the right to acquire within 60 days of September 25, 2012.

(1)
Includes 712,500 VanceInfo ADSs beneficially owned by Mr. Chris Shuning Chen through Button Software Ltd. and 537,500 VanceInfo ADSs beneficially owned by Mr. Chris Shuning Chen through Button Software Ltd./Tairon Investment Limited where Button Software Ltd./Tairon Investment Limited entered into certain VPF agreements with Credit Suisse Capital LLC to pledge and monetize such VanceInfo ADSs they held.

(2)
Mr. Chris Shuning Chen also owns options to purchase an additional 120,000 VanceInfo shares.

(3)
Mr. Chris Shuning Chen also owns 7,273 VanceInfo shares subject to unvested VanceInfo restricted share units.

(4)
Represents 87,651 ADSs held by Mr. Kui Zhou, 600,515 ordinary shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., and Sequoia Capital China Principals Fund I, L.P., 467,080 ordinary shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. Mr. Kui Zhou disclaims beneficial ownership with respect to the VanceInfo shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth III Principals Fund and Sequoia Capital Growth Partners III, L.P. except to the extent of his pecuniary interest therein.

(5)
Mr. Stanley Ying Zhou also owns options to purchase an additional 22,000 VanceInfo shares.

(6)
Mr. Stanley Ying Zhou also owns 3,957 VanceInfo shares subject to unvested VanceInfo restricted share units.

*
Less than 1% of the total outstanding VanceInfo shares.

Indemnification of VanceInfo Directors and Officers; Directors' and Officers' Insurance

        Pursuant to the merger agreement, HiSoft and the surviving company agree to indemnify and hold harmless each individual who at the effective time of the merger is, or at any time prior to the effective time was, a director or officer of VanceInfo or the VanceInfo Subsidiaries against any costs, expenses and other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or related to such individual's service as a director or officer of VanceInfo or the subsidiaries of VanceInfo, whether asserted or claimed prior to, at or after the effective time of the merger. The memorandum and articles of association of the surviving company will also contain provisions with respect to rights to indemnification that are at least as favorable to the directors, officers or employees of VanceInfo as those contained in the memorandum and articles of association of VanceInfo as in effect as of August 10, 2012.

        In addition, for a period of six years after the effective time of the merger, HiSoft shall cause the surviving company to maintain the existing policies of directors' and officers' liability insurance of VanceInfo and the subsidiaries of VanceInfo for the benefit of those persons who are covered by such policies at the effective time, to the extent that such liability insurance can be maintained at a cost to HiSoft not greater than 250 percent of the annual premium for VanceInfo directors' and officers' liability insurance as of August 10, 2012. If such insurance cannot be so maintained or obtained at such costs, HiSoft shall maintain policies of insurance which in HiSoft's good faith determination, provide maximum coverage reasonably obtainable at an annual premium amount not in excess of 250 percent of the annual premium for the existing policies of VanceInfo and its subsidiaries. For more information, see "The Merger Agreement and Plan of Merger—Directors' and Officers' Insurance; Indemnification" beginning on page 116.

Interests of HiSoft's Directors and Executive Officers in the Merger

        Certain HiSoft directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of HiSoft shareholders generally. As detailed above under "The Merger—Board of Directors and Management Following the Merger," it is anticipated that Mr. Tiak Koon Loh will serve as Chief Executive Officer of the combined company following the merger. Further, three other individuals to be selected by HiSoft will serve as directors of the combined company upon the consummation of the merger.

Equity Awards for Key Executives of the Combined Company

        HiSoft and VanceInfo intend to establish a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted share capital of HiSoft following the completion of the merger to be allocated to key executives of the combined company, subject to applicable law and approval by the compensation committee and the board of directors of the combined company following the completion of the merger. The parties estimate that the maximum number of shares of the combined company to be issuable (including shares issuable upon exercise of options) in connection with the proposed new pool of equity and equity-based awards to be established after completion of the merger will be approximately 4,686,670, compared to an estimated total number of shares of the combined company to be issued and outstanding (including shares issuable as merger consideration) on a fully-diluted basis immediately following the completion of the merger of approximately 93,733,400.

Transition Management Committee

        VanceInfo and HiSoft have formed a Transition Management Committee comprised of Mr. Chris Shuning Chen from VanceInfo and Mr. Tiak Koon Loh from HiSoft. Each member of the Transition Management Committee will report directly to the board of directors of the company that selected such person. The Transition Management Committee is intended to support the efforts of VanceInfo and

HiSoft in planning and supporting implementation of the integration of the businesses of VanceInfo and HiSoft and their respective subsidiaries, subject to applicable law, including carrying out the following responsibilities:

  •
  acting as a locus of discussion concerning matters relating to transition planning, including employee matters and business matters;

  •
  discussing the establishment of a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted equity of HiSoft following the closing of the merger to be allocated to key executives of the combined company, subject to approval by the compensation committee of the combined company following closing of the merger;

  •
  determining any necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to, among other matters, ensure consistency with respect to material terms and conditions of such plans, subject to approval by the compensation committee of the combined company following the closing of the merger; and

  •
  coordinating the communications, public relations and investor relations strategy regarding the merger and the other transactions contemplated by the merger agreement.

        Subject to applicable law, each of HiSoft and VanceInfo has agreed in the merger agreement to consider in good faith and use its commercially reasonable efforts to cooperate with the Transition Management Committee to support its efforts in the areas of its responsibility. Any action or request by the Transition Management Committee must be unanimously approved in writing by each member of the Transition Management Committee.

        Immediately following the execution of the merger agreement, the Transition Management Committee adopted resolutions which set forth certain principles approved and adopted by the Transition Management Committee. These principles included an allocation of roles and responsibilities between Mr. Tiak Koon Loh as Chief Executive Officer of the combined company and Mr. Chris Shuning Chen as Non-Executive Chairman of the combined company. Pursuant to these principles, Mr. Loh as Chief Executive Officer of the combined company will be responsible for (i) selecting the core executive team of the combined company, (ii) defining combined company culture and values, (iii) developing corporate strategy for the combined company, (iv) executing the business plan of the combined company and (v) chairing and leading meetings of the executive team of the combined company, and will be the primary individual with accountability for the operating results of the combined company. Pursuant to these principles, Mr. Chen, as Non-Executive Chairman of the combined company, will advise and support the Chief Executive Officer in the first four areas referenced above and will attend meetings of the executive team of the combined company as a guest and representative of the board of directors of the combined company. In addition, Mr. Chen will support Mr. Loh with respect to governmental relationships, strategic transactions and accounts and strategy development with business partners, and Mr. Chen has agreed to align his vote as a director of the combined company with Mr. Loh on matters of strategy and operation of the combined company.

        The resolutions approved and adopted by the Transition Management Committee included the following additional principles agreed by Mr. Loh and Mr. Chen:

  •
  Subject to the deliberation and approval by the compensation committee and board of directors of the combined company, in the event that Mr. Loh resigns as Chief Executive Officer of the combined company for any reason, or Mr. Loh's employment as Chief Executive Officer of the combined company terminates due to his death or disability, within three years after the completion of the merger, Mr. Loh will advise Mr. Chen on a successor Chief Executive Officer of the combined company and Mr. Chen will recommend a successor Chief Executive Officer of the combined company (which may be himself, if he so chooses) for consideration by the board of directors of the combined company, provided, however, that Mr. Chen shall not become Chief

    Executive Officer of the combined company and shall abstain from the deliberation by the board of directors of the combined company with respect to the selection of such successor Chief Executive Officer if Mr. Loh's employment as Chief Executive Officer of the combined company is terminated by the combined company (pursuant to a resolution duly adopted by the board of directors of the combined company) with or without cause within three years after the completion of the merger, in which case the independent directors of the board of directors of the combined company, by majority vote at a duly held meeting of the board of directors of the combined company, will nominate the Chief Executive Officer to succeed Mr. Loh, subject to approval of such nomination by the full board of directors of the combined company (with Mr. Chen abstaining from such vote).

  •
  Mr. Loh has agreed with Mr. Chen that he will not, and will cause his affiliates not to, offer for sale, sell, transfer (including transfers pursuant to private placements, open-market sales, 10b5-1 plans and Rule 144), contract to sell, or otherwise dispose of (including by the creation of any option, right, warrant to purchase or otherwise transfer or dispose of, or any lending, charges, pledges or encumbrances over, or by entering into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)) any of the securities of the combined company beneficially owned by him ("Securities") (or any interest in any Securities or any voting or other right attaching to any Securities) or enter into any swap, derivative or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the acquisition or ownership of any such Securities (any of the above, a "Transfer"), unless he first provides the board of directors of the combined company with at least 48 hours' prior written notice, which may be by email (a "Transfer Notice"), stating: (A) his bona fide intention to Transfer such Securities; (B) the name of each proposed purchaser or other transferee, if applicable ("Proposed Transferee"); (C) the number of Securities to be transferred to each Proposed Transferee, if applicable, or sold in the open market or pursuant to a 10b5-1 plan; and (D) the terms and conditions of each proposed Transfer, including the transfer price for such Securities.

  •
  Subject to the deliberation and approval by the compensation committee and board of directors of the combined company, for a period of three years following the completion of the merger, the salary remuneration of the Non-Executive Chairman and the Chief Executive Officer of the combined company will be the same, and the aggregate bonus and other compensation (including options, restricted share unit awards and other share-based compensation) for the Non-Executive Chairman and the Chief Executive Officer of the combined company will be the same, provided that such salary, bonus and other compensation will be structured in a manner which does not adversely affect the combined company's operating results and will conform to general practices.

  •
  Subject to the deliberation and approval by the compensation committee and board of directors of the combined company, the Non-Executive Chairman of the combined company may be granted a special bonus and/or share-based award following the completion of the merger in consideration of his contribution to a successful completion of the merger and successful transition and integration of VanceInfo and HiSoft, provided that the aggregate compensation package for the Non-Executive Chairman and the Chief Executive Officer of the combined company shall be the same over the three-year period following the completion of the merger (as provided above), provided that such bonus or award will be structured in a manner which does not adversely affect the combined company's operating results and will conform to general practices.

  •
  Subject to the deliberation and approval by the compensation committee and board of directors of the combined company, the board of directors of the combined company will determine performance targets and performance-linked bonus amounts as well as target bonus earn-out arrangements for employees of the combined company. Subject to the combined company's enhanced performance, and subject to the combined company's compensation committee and board's deliberation and approval, the Chief Executive Officer will be granted bonus and/or additional share-based awards, provided that the aggregate compensation package for Non-Executive Chairman and the Chief Executive Officer of the combined company shall be the same over the three-year period following the completion of the merger (as provided above), provided that such benefits will be structured in a manner which does not adversely affect the combined company's operating results and will conform to general practices.

  •
  Subject to the deliberation and approval by the compensation committee and board of directors of the combined company, the other benefits (including medical and health insurance) of the Non-Executive Chairman and the Chief Executive Officer of the combined company will be the same for the three-year period following the completion of the merger and, in principle, will be no less than the pre-merger level, provided that such benefits will be structured in a manner which does not adversely affect the combined company's operating results and will conform to general practices.

  •
  With respect to the pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted equity of the combined company to be established following the closing for allocation to key executives of the combined company, subject to the deliberation and approval by the compensation committee and board of directors of the combined company, a portion of such pool representing 0.5% of the fully-diluted equity of the combined company will be allocated to the Non-Executive Chairman of the combined company and former VanceInfo key executives as determined by Mr. Chen, and a portion of such pool representing 4.5% of the fully-diluted equity of the combined company will be allocated to key executives of the combined company as determined by Mr. Loh, with the allocation to the Non-Executive Chairman and the Chief Executive Officer of the combined company to be similar.

HiSoft Share Consolidation

        HiSoft will take all steps necessary and appropriate to conduct a consolidation of HiSoft shares, to be effective immediately prior to the effective time of the merger, pursuant to which every 13.9482 issued and unissued common shares of par value US$0.0001 per share in the share capital of HiSoft will be consolidated into one common share of par value US$0.00139482 per share (with any fractional shares being rounded up to the nearest whole number of shares), subject to the required affirmative vote in favor of such share consolidation being obtained at the HiSoft EGM and all other conditions to closing in the merger agreement having been satisfied or waived by the applicable party. See "The Merger Agreement and Plan of Merger—HiSoft Share Consolidation" on page 104 for more information on the effects of the HiSoft Share Consolidation and the procedures for effecting the HiSoft Share Consolidation.

HiSoft ADS Adjustment

        HiSoft will take all steps necessary and appropriate, to reduce the number of HiSoft shares represented by each HiSoft ADS from 19 to one, to be effective immediately prior to the effective time of the Merger, subject to the required affirmative vote in favor of the Share Consolidation being obtained at HiSoft EGM and all other conditions to closing in the merger agreement having been satisfied or waived by the applicable party. See "The Merger Agreement and Plan of Merger—HiSoft ADS Adjustment" on page 105 for more information on the effects of the HiSoft ADS Adjustment and the procedures for effecting the HiSoft ADS Adjustment.

 Amendment to the Memorandum and Articles of Association of HiSoft

        The HiSoft Board has approved, subject to HiSoft shareholder approval and the consummation of the merger, an amendment to the Sixth Amended and Restated Memorandum and Articles of Association of HiSoft to, (i) reflect the HiSoft Share Consolidation and HiSoft Capital Increase, following which the authorized share capital of HiSoft will be 120,000,000 HiSoft shares, par value US$0.00139482, (ii) amend the name of HiSoft in Chinese and "Pactera Technology International Ltd." in English, and (iii) delete the additional or casting vote granted to the chairman of the meeting of the HiSoft Board in the case of any equality of votes. This summary is qualified in its entirety be by reference to the full text of the Form of Amendment No. 1 to the Memorandum and Articles of Association of HiSoft which is set forth as Exhibit A to the merger agreement, which is included in this joint proxy statement/prospectus as Appendix A hereto. In the event that this proposal is approved and adopted by HiSoft shareholders but the merger is not consummated, the proposed amendments to the memorandum and articles of association of HiSoft will not become effective.

Accounting Treatment

        The merger will be accounted for by HiSoft as a business combination using the acquisition method of accounting under U.S. GAAP, with HiSoft treated as the acquirer. This means that HiSoft will allocate the purchase price to the fair value of VanceInfo's tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

        For more detail on the accounting treatment of the merger, please see "Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 161.

Structure of the Merger

        The merger agreement and the plan of merger provide for the merger of Merger Sub with and into VanceInfo, with VanceInfo continuing as the serving company after the merger, upon the terms and subject to the conditions of the merger agreement. Immediately following the effective time of the merger, VanceInfo, as the surviving company in the merger, will be merged with and into Merger Sub II.

        Following the merger between VanceInfo and Merger Sub II, or the second step merger, Merger Sub II will be the surviving company, the separate corporate existence of VanceInfo will cease, Merger Sub II will be renamed "VanceInfo Technologies Inc." and Merger Sub II will be a direct wholly-owned subsidiary of HiSoft. The second step merger is intended to satisfy the requirements for the merger to be treated as a reorganization within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1968, as amended, subject to the other conditions and qualifications described under "The Merger—Material U.S. Federal Income Tax Consequences of the Merger".

Material U.S. Federal Income Tax Consequences of the Merger

General

        The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of VanceInfo shares or VanceInfo ADSs. This discussion does not address the tax consequences of the merger under non-U.S., state, local or other tax laws or the tax consequences of transactions effectuated prior or subsequent to, or concurrently or in connection with, the merger. The following discussion is based on existing U.S. federal income tax law, including the provisions of the Internal Revenue Code, the Treasury Regulations thereunder, IRS rulings, judicial decisions and other administrative pronouncements, all as in effect on the date of this joint proxy statement/prospectus. Neither HiSoft nor VanceInfo can provide any assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth below. Any future change in the U.S. federal income tax law or interpretation thereof could apply retroactively and could affect the accuracy of the following discussion. In addition, HiSoft and VanceInfo will not seek any advance income tax ruling from the IRS regarding the tax consequences of the merger or any transactions entered into concurrently or in connection with the merger, and neither HiSoft nor VanceInfo can assure you that the IRS will agree with the conclusions expressed herein or that the conclusion expressed herein will be sustained by a U.S. court if so challenged.

        This discussion is addressed only to (1) VanceInfo shareholders to the extent that they exchange VanceInfo shares for HiSoft shares pursuant to the merger and (2) VanceInfo ADS holders to the extent that they exchange VanceInfo ADSs for HiSoft ADSs pursuant to the merger. Further, this discussion addresses only those U.S. Holders that hold their VanceInfo shares or VanceInfo ADSs as a capital asset under the Internal Revenue Code (generally, property held for investment).

        This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, and does not address the tax consequences to investors subject to special tax rules, including, for example, investors that are:

  •
  a non-U.S. person or entity;

  •
  a tax-exempt organization or entity, a financial institution, a mutual fund or other regulated investment company, a dealer or broker in securities or an insurance company;

  •
  a trader who elects to mark-to-market its securities;

  •
  a person who holds VanceInfo shares or VanceInfo ADSs as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

  •
  a person who holds VanceInfo shares or VanceInfo ADSs in an individual retirement or other tax-deferred account;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  certain former citizens or residents of the United States subject to Section 877 of the Internal Revenue Code;

  •
  an individual who received VanceInfo shares or VanceInfo ADSs, or who acquires HiSoft shares or HiSoft ADSs, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

  •
  a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes) and persons who hold an interest in such entities;

  •
  a person subject to the alternative minimum tax; or

  •
  a person who owns directly, indirectly, or constructively 5% or more of VanceInfo's shares or will own 5% or more of HiSoft's shares pursuant to the merger, including a "five percent transferee shareholder."

        In general, a "five-percent transferee shareholder" is a person who holds VanceInfo shares and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of HiSoft shares immediately after the merger. The attribution rules for determining ownership are complex, and neither HiSoft nor VanceInfo can offer any assurance that you will not be a five-percent transferee shareholder based on your particular facts and circumstances. If you believe you could become a five-percent transferee shareholder of HiSoft, you are urged to consult your tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement under section 367(a) of the Internal Revenue Code, that might apply in order for you to obtain non-recognition treatment in the merger. Further, this discussion does not address the tax consequences to you if you own or owned (directly, indirectly or constructively) 10% or more of voting VanceInfo shares. Such a shareholder may be subject to adverse U.S. federal income tax rules that cause income to be recognized as a result of the merger and is urged to consult with its tax advisor regarding the application of such rules.

        For purposes of this discussion and as used throughout this joint proxy statement/prospectus, the term "U.S. holder" means a beneficial owner of VanceInfo shares or VanceInfo ADSs that is for U.S. federal income tax purposes (1) an individual resident or citizen of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

        You are strongly urged to consult your tax advisor as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from your own unique facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the merger and the ownership and disposition of HiSoft ADSs and/or HiSoft shares.

Material U.S. Federal Income Tax Consequences of the mergers

        The following discussion as to the U.S. federal income tax consequences of the merger assumes that the merger will be consummated through an initial merger of Merger Sub into VanceInfo, with VanceInfo surviving the merger, followed immediately thereafter by a second merger of VanceInfo into Merger Sub II, as described in the amendment to the merger agreement and HiSoft's registration statement on Form F-4, of which this joint proxy statement/prospectus is a part. The following discussion further assumes (1) the accuracy and completeness both initially and continuing as of the effective time of the registration statement on Form F-4, of which this joint proxy statement/prospectus is a part, of the facts, information, representations, and covenants contained in originals or copies, certified or otherwise identified, of the merger agreement and HiSoft's registration statement on Form F-4, (2) the accuracy and completeness, both initially and continuing as of such effective time, of certain statements, representations, covenants and agreements on factual matters made by HiSoft, Merger Sub, Merger Sub II and VanceInfo, (3) that such statements, representations, covenants and agreements referred to in clause (2) of this sentence are, and will continue to be as of the effective time of the registration statement on Form F-4, true and correct, (4) the absence of changes in existing facts and law, (5) the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents described in the opinion, the conformity to original documents of all documents submitted as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies, and (6) that where documents have been provided in draft form, the final executed versions of such documents will not differ materially from such drafts. Based on such assumptions, statements, representations, covenants and agreements made by HiSoft, Merger Sub, Merger Sub II and VanceInfo, the merger should qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. If any of these assumptions, representations, or covenants is inaccurate or is inconsistent with the actual facts, the merger may not qualify as a reorganization but rather be treated as a taxable transaction for U.S. federal income tax purposes. In addition, as explained below, even if the merger qualifies as a reorganization, a U.S. Holder could be subject to tax on gain recognized under the PFIC rules if VanceInfo is or has been a PFIC during the U.S Holder's holding period. Although VanceInfo does not believe it is or has been a PFIC for any year, because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that VanceInfo is not or has not been classified as a PFIC. Based solely upon and subject to the foregoing, the discussion in this paragraph and the following discussion constitute the opinion of Simpson Thacher & Bartlett, U.S. counsel to HiSoft, and Orrick, Herrington & Sutcliffe LLP, U.S. counsel to VanceInfo, to the extent that it states a legal conclusion relating to matters of U.S. federal income tax law, subject to the qualifications, assumptions and limitations set forth in HiSoft's registration statement on Form F-4, of which this joint proxy statement/prospectus is a part. No opinion is expressed with respect to the PFIC status of either HiSoft or VanceInfo.

        Assuming the merger is treated as a reorganization under section 368(a) of the Internal Revenue Code and assuming VanceInfo is not and has not been a PFIC, you will not recognize gain or loss upon the receipt of (1) HiSoft shares in exchange for VanceInfo shares pursuant to the merger, or (2) HiSoft ADSs in exchange for your VanceInfo ADSs pursuant to the merger. In that event, (1) the aggregate tax basis of the HiSoft shares or HiSoft ADSs you receive in the merger will be the same as the aggregate tax basis of the VanceInfo shares or VanceInfo ADSs, respectively, you surrender in exchange therefor and (2) the holding period of the HiSoft shares or HiSoft ADSs you receive in the merger will include the holding period of the VanceInfo shares or VanceInfo ADSs, respectively, you surrender in exchange therefor.

        If the IRS successfully challenged the qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code, you would generally be required to recognize gain or loss with respect to the VanceInfo shares and VanceInfo ADSs surrendered in the merger equal to the difference between the fair market value, as of the effective time of the merger, of the HiSoft shares or HiSoft ADSs you receive in the merger and your adjusted tax basis in the surrendered VanceInfo shares or ADSs. Generally, in such event, your tax basis in the HiSoft shares or HiSoft ADSs received by you would equal their fair market value as of the date of the merger, and your holding period for the HiSoft shares or HiSoft ADSs would begin on the day after the merger.

        If VanceInfo is classified as a PFIC for any tax year during which you hold or have held VanceInfo shares or VanceInfo ADSs, under proposed U.S. Treasury Regulations, special rules may apply to cause you to recognize gain with respect to the merger absent application of the "PFIC-for-PFIC Exception" discussed below. A non-United States corporation will generally be treated as a PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of "passive" income or (2) 50% or more of the quarterly average of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Under the special rules:

  a.
  the merger may be treated as a taxable exchange even if such transaction qualifies as a "reorganization" for U.S. federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code;

  b.
  any gain on the exchange of VanceInfo shares or VanceInfo ADSs will be allocated ratably over your holding period;

  c.
  the amount allocated to the current tax year and any year prior to the first year in which VanceInfo was classified as a PFIC will be taxed as ordinary income;

  d.
  the amount allocated to each other tax year will be subject to tax at the highest rate of tax in effect applicable to you; and

  e.
  an interest charge applicable generally to underpayments of tax will be imposed on the tax attributable to each taxable year, other than the current taxable year or any year prior to the first year in which VanceInfo was classified as a PFIC, for the period the tax was deferred.

        Generally, if these special rules apply, your tax basis in the HiSoft shares or HiSoft ADSs received by you in the merger would equal their fair market value as of the date of the merger, and your holding period for the HiSoft shares or HiSoft ADSs would begin on the day after the merger.

        Notwithstanding the foregoing, if (1) the merger qualifies as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, (2) VanceInfo was classified as a PFIC for any tax year during which you hold or held VanceInfo shares or VanceInfo ADSs, and (3) HiSoft also qualifies as a PFIC for the tax year that includes the day after the effective date of the merger, then proposed U.S. Treasury Regulations generally provide that the special rules described above will not apply to the exchange of VanceInfo shares or VanceInfo ADSs for HiSoft shares or HiSoft ADSs, as applicable, pursuant to the merger. For purposes of this discussion, this exception is referred to as the "PFIC-for-PFIC Exception." In addition, to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the merger occurs. It is not expected that HiSoft will be classified as a PFIC for the tax year that includes the day after the effective date of the merger. Accordingly, it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the merger. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the merger in the event either HiSoft or VanceInfo is treated as a PFIC.

Certain U.S. Federal Income Tax Consequences of Holding HiSoft Shares and HiSoft ADSs

        The HiSoft 2011 20-F, which has been incorporated by reference into this joint proxy statement/ prospectus, contains a description of certain U.S. federal income tax consequences related to holding HiSoft shares and HiSoft ADSs. The description contained in the HiSoft 2011 20-F, however, is only a summary and does not purport to be a complete analysis of all potential tax effects resulting from the ownership of HiSoft shares or HiSoft ADSs (such as tax consequences for holders who are subject to special treatment under U.S. federal income tax law). You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in HiSoft shares and HiSoft ADSs.

Material PRC Income Tax Consequences of the Merger

        Under the EIT Law, which took effect on January 1, 2008, enterprises established outside China whose "de facto management bodies" are located in the PRC are treated as "tax residents" and thus will generally be subject to enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, or Implementation Regulations, effective as of January 1, 2008, which defines a "de facto management body" as an establishment that has substantial and overall management and control over the business, operations, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its Implementation Regulations, PRC withholding tax at the rate of 10% is applicable to any income generated after January 1, 2008 which is recognized by a "non-PRC tax resident" under the EIT Law to the extent such income is derived from sources within the PRC, provided that the "non-PRC tax resident" (1) does not have an establishment or place of business in the PRC or (2) has an establishment or place of business in the PRC, but the relevant China-sourced income is not effectively connected with the establishment or place of business, unless otherwise reduced or exempted by the relevant tax treaties of the jurisdiction of incorporation of such "non PRC resident" with China.

        The EIT Law and its Implementation Regulations are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like HiSoft, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. Therefore, HiSoft cannot assure you that it will not be deemed to be a PRC tax resident enterprise under the EIT Law and its Implementation Regulations.

        Under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises' Equity Transfer Income, or Circular 698, issued by the SAT, which became effective retroactively as of January 1, 2008, and the Bulletin on Certain Issues regarding Administration of Enterprise Income Tax on Non-resident Enterprises, or Bulletin 24, which was issued by the SAT and became effective as of April 1, 2011, if any non-PRC tax residents transfer equity of a non-resident enterprise that has underlying PRC investments, rather than purchasing and transferring the stock of a non-PRC tax resident enterprise through a public securities market (with the volume and price determined pursuant to the standard trading rules of the public security market rather than being determined by the purchaser and seller by mutual agreement prior to the transaction), the non-PRC tax resident may be subject to reporting requirements and may be subject to a 10% PRC income tax on the gain from such equity transfer. If the transaction is assessed by the SAT as tax evasion without good commercial reasons, according to Circular 698 and Bulletin 24, where the non-PRC tax resident indirectly holds and transfers equity of a PRC tax resident held through an offshore holding company, which was established in a jurisdiction with either (1) an effective tax rate less than 12.5% or (2) a tax exemption for the foreign-sourced income arising out of such equity transfer, the non-resident enterprise shall be required to file with the relevant PRC taxation authorities certain information and materials about the equity transfer and the business, personnel, accounting, assets, operation and capital relationship between the non-resident enterprise and the offshore holding company. Where any such PRC taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion and without reasonable commercial purposes, they have the power to redefine the nature of the offshore share transfer transaction, deny the existence of the offshore holding company that is used for tax-avoidance purposes and impose a 10% income tax on the gain generated from such offshore share transfer after review and approval by the SAT.

        VanceInfo does not believe that a gain recognized on the receipt of the merger consideration for VanceInfo ADSs or VanceInfo shares pursuant to the merger by VanceInfo ADS holders or VanceInfo shareholders who are non-PRC tax resident enterprises should be subject to PRC income tax according to Circular 698. If, however, the SAT, were to determine that VanceInfo should be treated as a resident enterprise under the EIT Law and Circular 82 or that the receipt of the merger consideration for VanceInfo shares or VanceInfo ADSs should otherwise be subject to PRC income tax under Circular 698, then a gain recognized on the receipt of the merger consideration for VanceInfo shares or VanceInfo ADSs pursuant to the merger by VanceInfo shareholders or VanceInfo ADS holders, respectively, who are non-PRC tax resident under the EIT Law could be treated as PRC-source income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced or exempted pursuant to an applicable tax treaty.

        HiSoft's and VanceInfo's current understanding is that none of HiSoft, Merger Sub or VanceInfo will be required to deduct or withhold any amount from the Merger Consideration under any applicable PRC laws. First, there is uncertainty as to the application and interpretation of Circular 698 (for example, the term "Indirect Transfer" is not clearly defined and the relevant authority has not yet promulgated any formal interpretations or declarations as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise). Second, the merger is an offshore transaction between overseas public companies, and the PRC tax laws are ambiguous as to the withholding obligation for this kind of offshore transaction. Third, neither HiSoft nor VanceInfo believes the merger is a taxable "Indirect Transfer" in the context of Circular 698 because HiSoft and VanceInfo have good commercial reason to consolidate their respective IT outsourcing business in China, and VanceInfo's shareholders did not transfer their VanceInfo shares in exchange for cash in the merger (instead such shareholders will continue their investments in the information technology services and research and development services through exchanging VanceInfo shares for HiSoft shares), and VanceInfo's business structure within China and outside of China was not changed prior to, and has not changed since, the merger. Fourth, neither of HiSoft or VanceInfo is aware of any past transactions of the same or a similar nature and structure as the merger ever having been made subject to Circular 698. In the event that circumstances change and a deduction or withholding is required, each of the surviving company, VanceInfo, HiSoft and the exchange agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any applicable tax laws of the PRC. To the extent that amounts are so withheld and paid over to the appropriate governmental entity by the surviving company, VanceInfo, HiSoft or the exchange agent, as the case may be, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid to the holder of VanceInfo shares or VanceInfo ADSs in respect to which such deduction and withholding was made by the surviving company or HiSoft, as the case may be. In the event that deduction or withholding in respect of PRC tax is necessary, HiSoft and VanceInfo will revise this joint proxy statement/prospectus to describe the proposed deduction or withholding, and HiSoft will file with the SEC an amendment to its registration statement on Form F-4, which will include the revised joint proxy statement/prospectus. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

Material Cayman Islands Tax Consequences of the Merger

        The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of the merger consideration by VanceInfo shareholders or VanceInfo ADS holders under the terms of the merger agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger.

Appraisal Rights

        Holders of VanceInfo shares and VanceInfo ADSs are not entitled to exercise any appraisal rights in connection with the merger under Cayman Islands law or the memorandum and articles of association of VanceInfo. Holders of HiSoft shares and HiSoft ADSs are not being asked to vote on the merger, the merger agreement or the plan of merger; accordingly, holders of HiSoft shares and HiSoft ADSs have no appraisal rights in connection with the merger under Cayman Islands law or the memorandum and articles of association of HiSoft.

Effects on VanceInfo if the Merger is Not Completed

        If the merger is not completed for any reason, including but not limited to VanceInfo shareholders not authorizing and approving the merger agreement, the plan of merger and the merger or HiSoft shareholders not authorizing and approving the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance, VanceInfo shareholders and ADS holders will not receive any merger consideration nor will the holders of any VanceInfo share options or restricted share units receive HiSoft share options or HiSoft restricted share units pursuant to the merger agreement. In addition, VanceInfo will remain a public company. The VanceInfo ADSs will continue to be listed and traded on the NYSE, provided that VanceInfo continues to meet the NYSE's listing requirements. In addition, VanceInfo will remain subject to SEC reporting obligations. Therefore, VanceInfo shareholders and ADS holders will continue to be subject to similar risks and opportunities as they currently are with respect to ownership of VanceInfo shares and ADSs.

        Under specified circumstances in which the merger agreement is terminated, VanceInfo may be required to pay HiSoft a termination fee, or HiSoft be required to pay VanceInfo a termination fee, in each case, as described under the caption "The Merger Agreement and Plan of Merger—Termination Fees" beginning on page 121.

NASDAQ Listing of HiSoft Shares; Delisting and Deregistration of VanceInfo Shares

        It is a condition to the completion of the merger that HiSoft ADSs to be issued to VanceInfo ADS holders in the merger be authorized for listing on NASDAQ, subject to official notice of issuance. It is expected that, following the merger, HiSoft will change its trading symbol for the HiSoft ADSs on NASDAQ.

        Following completion of the merger, the VanceInfo ADSs will be delisted from the NYSE and the VanceInfo ordinary shares will be deregistered under the Exchange Act.

THE MERGER AGREEMENT AND PLAN OF MERGER

        The following is a summary of the merger agreement, the plan of merger and of certain other key aspects of the merger. This summary does not purport to be a complete description of the terms and conditions of the merger agreement or the plan of merger and is qualified in its entirety by reference to the merger agreement and the plan of merger, copies of which are attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference. HiSoft shareholders and VanceInfo shareholders are urged to read the merger agreement and the plan of merger in their entirety. In the event of any discrepancy between the terms of the merger agreement or the plan of merger and the following summary, the merger agreement and the plan of merger will control.

 The Merger

        The merger agreement and the plan of merger provide for the merger of Merger Sub with and into VanceInfo, with VanceInfo continuing as the surviving company after the merger, upon the terms and subject to the conditions of the merger agreement and in accordance with the Cayman Islands Companies Law (2011 Revision). Thereafter, the parties will complete a second step merger which will occur immediately following the merger, in which VanceInfo will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company after the merger (under the name "VanceInfo Technologies Inc."). Following the completion of the merger and the second step merger, VanceInfo will cease to be a publicly-traded company and will continue its operations as a privately held company wholly-owned by HiSoft.

Closing and Effective Time of the Merger

        The closing of the merger will occur within three business days after all of the closing conditions set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions at the closing). At the closing or as soon as practicable thereafter, Merger Sub and VanceInfo will execute the plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective when the plan of merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time thereafter as HiSoft, Merger Sub and VanceInfo may agree and specify in the plan of merger in accordance with the Cayman Companies Law. At the effective time of the merger, VanceInfo will continue as the surviving entity and the separate corporate existence of Merger Sub will cease.

Directors and Executive Management Following the Merger

        The board of directors of the combined company after the merger will initially consist of eight directors. Mr. Tiak Koon Loh, HiSoft's Chief Executive Officer, or CEO, and a member of the HiSoft Board, will remain CEO of the combined company and a member of the combined company's board of directors. Mr. Chris Shuning Chen, VanceInfo's founder, CEO and Chairman of the VanceInfo Board, will become the Non-Executive Chairman of the combined company's board of directors. Of the remaining six directors, HiSoft and VanceInfo will each designate three directors.

Merger Consideration

        At the effective time of the merger, by virtue of the merger and without any action on the part of HiSoft, Merger Sub or VanceInfo or any other shareholders of VanceInfo:

  1.
  other than as provided in paragraph 2 immediately below, subject to the consummation of the consolidation of the share capital of HiSoft, following which every 13.9482 issued and unissued HiSoft shares, par value US$0.0001 per share, would be consolidated into one HiSoft share, par value US$0.00139482 per share, of HiSoft (the "HiSoft Share Consolidation"), each VanceInfo share issued and outstanding immediately prior to the effective time of the merger (other than the Excluded Shares (as defined below)), will be cancelled in exchange for the right to receive one HiSoft share (the "share exchange ratio") which, as of the date of the merger agreement, has a par value of US$0.0001 per share and, immediately prior to the effective time of the merger, will have a par value of US$0.00139482 per share (such number of HiSoft shares, the "Per Share Merger Consideration"); and

  2.
  subject to the consummation of the Share Consolidation and the reduction of the number of common shares of HiSoft represented by each HiSoft ADS from 19 to 1 (such reduction of HiSoft ADSs the "ADS Adjustment"), each VanceInfo ADS will be surrendered in exchange for the right to receive one HiSoft ADS which, as of the date of the merger agreement, represents 19 HiSoft shares and, immediately prior to the effective time of the Merger, will represent one HiSoft share (such number of HiSoft ADSs, the "Per ADS Merger Consideration" and together with the Per Share Merger Consideration, the "Merger Consideration").

        As of the effective time of the merger, all of the VanceInfo shares, including VanceInfo shares represented by VanceInfo ADSs, shall, by virtue of the merger and without any action on the part of its holder, automatically be cancelled, shall not be issued or outstanding and shall cease to exist, and the register of members of VanceInfo will be amended accordingly. Each VanceInfo share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest. Each VanceInfo share represented by a VanceInfo ADS, together with such VanceInfo ADS, shall thereafter represent only the right to receive the Per ADS Merger Consideration, without interest.

        "Excluded Shares" means each VanceInfo ordinary share and each VanceInfo ADS issued and outstanding immediately prior to the effective time of the merger that is (i) issued to the VanceInfo depositary and reserved for future grants under VanceInfo's share incentive plans, (ii) repurchased and held by VanceInfo in treasury or by the VanceInfo depositary either in the form of VanceInfo ordinary shares or VanceInfo ADSs, or (iii) owned by HiSoft, Merger Sub or any direct or indirect subsidiary of HiSoft, Merger Sub or VanceInfo. All Excluded Shares shall, by virtue of the merger and without any action on the part of its holder, be cancelled, shall not be issued or outstanding and shall cease to exist, the register of members of VanceInfo will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

        Notwithstanding anything to contrary, if between the date of the merger agreement and the effective time of the merger, the outstanding VanceInfo shares or HiSoft shares, as applicable, or securities convertible into or exchangeable or exercisable for VanceInfo shares or HiSoft shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration, respectively, will be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction, except that no such adjustment will be made in connection with the HiSoft Share Consolidation.

Treatment of VanceInfo Equity Awards

        Each VanceInfo share option that is outstanding immediately prior to the effective time of the merger, whether or not exercisable or vested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a HiSoft share option. Each such HiSoft share option will be exercisable for that number of whole HiSoft shares (rounded down to the nearest whole share) equal to the product of (1) the total number of VanceInfo ordinary shares subject to such VanceInfo share option multiplied by (2) the share exchange ratio, at an exercise price per HiSoft share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the VanceInfo share option by (y) the share exchange ratio. Each such HiSoft share option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the VanceInfo share option immediately prior to the effective time of the merger, unless the Transition Management Committee determines that there shall be necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to ensure consistency with respect to material terms and conditions of such plans (and the compensation committee and the board of directors of the combined company approves any such proposed adjustments).

        Each VanceInfo restricted share unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will, at the effective time of the merger, be assumed by HiSoft and be replaced by HiSoft with a number of HiSoft restricted share units equal to the product of (1) the total number of VanceInfo shares subject to such VanceInfo restricted share unit multiplied by (2) the share exchange ratio, rounded down to the nearest whole HiSoft share. Each such HiSoft restricted share unit will otherwise continue to have, and will be subject to, the same terms and conditions as applied to such VanceInfo restricted share unit immediately prior to the effective time of the merger, unless the Transition Management Committee determines that there shall be necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to ensure consistency with respect to material terms and conditions of such plans (and the compensation committee and the board of directors of the combined company approves any such proposed adjustments).

        The VanceInfo share incentive plans and all obligations thereunder will be assumed by HiSoft effective as of the effective time of the merger.

HiSoft Share Consolidation

        HiSoft will take all steps necessary and appropriate to conduct a consolidation of HiSoft shares, to be effective immediately prior to the completion of the merger, pursuant to which every 13.9482 issued and unissued common shares of par value US$0.0001 per share in the share capital of HiSoft will be consolidated into one common share of par value US$0.00139482 per share (with any fractional shares being rounded up to the nearest whole number of shares), subject to the required affirmative vote in favor of such share consolidation being obtained at the HiSoft EGM and all other conditions to closing in the merger agreement having been satisfied or waived by the applicable party.

        Effect of the HiSoft Share Consolidation.    The number of HiSoft shares held by HiSoft shareholders will not change until immediately prior to the completion of the merger. Following completion of the merger, HiSoft shareholders will own one HiSoft share for every 13.9482 HiSoft shares owned immediately prior to the completion of the HiSoft Share Consolidation. Based on a HiSoft ADS price of US$11.88 per ADS (which was the closing per ADS price of the HiSoft ADSs on August 9, 2012, the last full trading day prior to the public announcement of the merger), each HiSoft share would have an implied value of approximately US$0.6253 per share immediately prior to completion of the HiSoft Share Consolidation and approximately US$8.7213 per share following completion of the HiSoft Share Consolidation (in each case, based on a 19-to-1 HiSoft share-to-ADS ratio).

        The following table sets forth an example which illustrates the effect of the HiSoft Share Consolidation:

Prior to Completion of the HiSoft Share Consolidation
Number of HiSoft Shares Held (A)	Approximate Implied HiSoft Per Share Price (B)(1)	Approximate Implied Total Value of HiSoft Shares Held (C) = (A × B)
139,482	US$0.6253	US$87,213

13.9482-to-1 HiSoft Share Consolidation

Following Completion of the HiSoft Share Consolidation
Number of HiSoft Shares Held (D)	Approximate Implied HiSoft Per Share Price (E)(2)	Approximate Implied Total Value of HiSoft Shares Held (F) = (D × E)
10,000	US$8.7213	US$87,213

(1)
Based on a HiSoft ADS price of US$11.88 per HiSoft ADS (which was the closing sale per ADS price of the HiSoft ADSs on August 9, 2012, the last full trading day prior to the public announcement of the merger) and a 19-to-1 HiSoft share-to-ADS ratio.

(2)
Based on an implied share price of a HiSoft share prior to completion of the HiSoft Share Consolidation of US$0.6253 multiplied by the share consolidation ratio of 13.9482 (based on a HiSoft ADS price of US$11.88 per ADS and a 19-to-1 HiSoft share-to-ADS ratio).

        Procedures.    Promptly following the HiSoft Share Consolidation becoming effective, HiSoft will deliver a letter of transmittal to each HiSoft shareholder who holds certificates evidencing his or her HiSoft shares. This letter will explain the procedures for a HiSoft shareholder to surrender his or her existing certificates evidencing HiSoft shares in exchange for new certificates evidencing the new number of HiSoft shares owned by such HiSoft shareholder after completion of the HiSoft Share Consolidation. If you are an existing HiSoft shareholder who owns uncertificated HiSoft shares, you do not need to take any action in connection with the HiSoft Share Consolidation. Following the HiSoft Share Consolidation, HiSoft's share registrar will update the HiSoft register of members to reflect the adjusted number of shares held by each existing HiSoft shareholder.

HiSoft ADS Adjustment

        HiSoft will take all steps necessary and appropriate, to reduce the number of HiSoft shares represented by each HiSoft ADS from 19 to one, to be effective immediately prior to the effective time of the Merger, subject to the required affirmative vote in favor of the Share Consolidation being obtained at HiSoft EGM and all other conditions to closing in the merger agreement having been satisfied or waived by the applicable party.

        Effect of the HiSoft ADS Adjustment.    Each HiSoft ADS will continue to represent 19 HiSoft shares until immediately prior to the completion of the HiSoft ADS Adjustment. Following completion of the HiSoft Share Consolidation and the HiSoft ADS Adjustment, each HiSoft ADS will represent one HiSoft share.

        The following table sets forth an example which illustrates the effect of the HiSoft ADS Adjustment:

Prior to Completion of the HiSoft Share Consolidation and HiSoft ADS Adjustment
Number of HiSoft ADSs Held (A)	Price Per ADS (B)(1)	Approximate Value of HiSoft ADSs Held (C) = (A × B)	Number of Underlying HiSoft Shares (D)	Implied HiSoft Share Price (E)(1)	Approximate Implied Total Value of HiSoft Shares Held (F) = (D × E)
10,000	US$11.88	US$118,800	190,000	US$0.6253	US$118,800

HiSoft ADS Adjustment

Following Completion of the HiSoft Share Consolidation and HiSoft ADS Adjustment
Number of HiSoft ADSs Held (G)(2)	Price Per ADS (H)(3)	Approximate Value of HiSoft ADSs Held (I) = (G × H)	Number of Underlying HiSoft Shares Held (J)	Implied HiSoft Per Share Price (K)(3)	Approximate Implied Total Value of HiSoft Shares Held (L) = (J × K)
13,622	US$8.7213	US$118,800	13,622	US$8.7213	US$118,800

(1)
Based on a HiSoft ADS price of US$11.88 per HiSoft ADS (which was the closing sale per ADS price of the HiSoft ADSs on August 9, 2012, the last full trading day prior to the public announcement of the merger) and a 19-to-1 HiSoft share-to-ADS ratio.

(2)
Based on a 19-to-1 share-to-ADS ratio, as adjusted for the 13.9482-to-1 share consolidation ratio.

(3)
Based on implied share price of a HiSoft Share prior to completion of the HiSoft Share Consolidation of US$0.6253 multiplied by the share consolidation ratio of 13.9482 (based on a HiSoft ADS price of US$11.88 per ADS (which was the closing sale per ADS price of the HiSoft ADSs on August 9, 2012, the last full trading day prior to the public announcement of the merger)).

        Procedures.    Holders of HiSoft American Depositary Receipts ("ADRs") do not need to take any action in connection with the HiSoft Share Consolidation and the HiSoft ADS Adjustment. Following the HiSoft Share Consolidation and HiSoft ADS Adjustment becoming effective, Deutsche Bank Trust Company Americas, as the HiSoft depositary (the "HiSoft depositary"), will deliver to the registered holders of HiSoft ADRs additional HiSoft ADRs evidencing the additional HiSoft ADSs resulting from the HiSoft Share Consolidation and HiSoft ADS Adjustment. In lieu of fractional HiSoft ADSs resulting from the HiSoft Share Consolidation and HiSoft ADS Adjustment, the HiSoft depositary has been instructed to arrange for the distribution of cash in lieu of fractional shares. Holders of physical ADRs may surrender to the HiSoft depositary such ADRs and request replacement ADRs in accordance with the terms of the HiSoft Depositary Agreement.

Exchange Procedures for VanceInfo Shares and ADSs

Holders of VanceInfo ordinary shares

        Within five business days after the effective time of the merger, the combined company will mail to each registered holder of the VanceInfo shares (other than the VanceInfo depositary and holders of the Excluded Shares) (1) a form of letter of transmittal specifying the manner in which delivery of the Per Share Merger Consideration to registered holders of the VanceInfo shares will be effected and (2) instructions for effecting the surrender of share certificates representing the VanceInfo shares in exchange for the right to receive the applicable Per Share Merger Consideration at the effective time of the merger.

        Each registered holder of VanceInfo shares (including uncertificated shares) will be entitled to receive the applicable Per Share Merger Consideration, without interest, for each such share, provided that (1) each holder of a VanceInfo share certificate will be required to surrender such certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in a required form) to HiSoft's share registrar and (2) each registered holder of VanceInfo shares will be required to submit to HiSoft's share registrar agent the letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the exchange agent.

Holders of VanceInfo ADSs

        HiSoft has, with VanceInfo's approval, appointed Deutsche Bank Trust Company Americas to act as exchange agent for the purpose of cancelling the VanceInfo ADSs in exchange for the Per ADS Merger Consideration. Prior to the effective time of the merger, HiSoft will deposit, allot and issue, with the exchange agent a number of HiSoft ADSs sufficient to settle the aggregate Per ADS Merger Consideration.

        The exchange agent will be entitled to receive the Per ADS Merger Consideration, without interest, for each VanceInfo share in respect of which a VanceInfo ADS has been issued (other than those VanceInfo ADSs represented by VanceInfo shares reserved for future grants under the VanceInfo share incentive plans) (the "Aggregate ADS Payment"). Within five business days following the payment of the Aggregate ADS Payment, the combined company and the exchange agent will mail to each registered holder of VanceInfo ADSs (other than holders of Excluded Shares) (1) a form of letter of transmittal specifying the manner in which the delivery of the Per ADS Merger Consideration to the registered holders of the VanceInfo ADSs will be effected and (2) instructions for effecting the surrender of VanceInfo American Depositary Receipts, or ADRs, evidencing VanceInfo ADSs. Each holder registered on the register of VanceInfo ADSs at the effective time of the merger will be entitled to receive the Per ADS Merger Consideration, without interest, for each such VanceInfo ADS, provided that each holder of a VanceInfo ADR will be required to (a) surrender such ADRs to the exchange agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, (b) pay to the VanceInfo depositary the VanceInfo depositary's fee of US$5.00 for each 100 VanceInfo ADS (or portion thereof) to be cancelled, and (c) pay to the HiSoft depositary an ADS issuance fee of US$0.03 per HiSoft ADS to be issued (which equals to US$0.03 per VanceInfo ADS, or US$30.00 for every 1,000 VanceInfo ADSs, surrendered to the exchange agent in exchange for HiSoft ADSs). The VanceInfo ADSs so surrendered to the exchange agent shall forthwith be cancelled.

Withholding Rights

        Each of the surviving company, VanceInfo, HiSoft and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any applicable tax laws of the United States, the PRC, or other applicable jurisdictions. To the extent that amounts are so withheld and paid over to the appropriate governmental entity by the surviving company, VanceInfo, HiSoft or the exchange agent, as the case may be, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid to (1) the holder of VanceInfo shares in respect to which such deduction and withholding was made by the surviving company or HiSoft, as the case may be, (2) HiSoft in respect of which such deduction and withholding was made by VanceInfo with respect any termination fee paid by VanceInfo, and (3) VanceInfo in respect of which such deduction and withholding was made by HiSoft with respect to any termination fee paid by HiSoft. See the sub-section headed "The Merger Agreement and Plan of Merger—Termination Fees" for more information on termination fees.

HiSoft Corporate Matters

        HiSoft Articles Amendments.     HiSoft and VanceInfo have agreed that, subject to an affirmative vote of two-thirds of votes cast by the holders of HiSoft shares voting in person or by proxy in favor of the HiSoft Articles Amendments being obtained at the HiSoft EGM, (1) the name of HiSoft shall be changed, effective as of the effective time, to "Pactera Technology International Ltd." in English and in Chinese (2) the provision the articles of association of HiSoft granting the chairman of the meeting of the board of directors of HiSoft an additional or casting vote in the case of any equality of votes will be removed.

        Combined Company Headquarters.     Each of HiSoft and VanceInfo agree that the corporate headquarters of HiSoft will be located in Beijing following the Closing.

Representations and Warranties

        The merger agreement contains customary and reciprocal representations and warranties made by HiSoft and VanceInfo to each other. These representations and warranties relate to, among other things:

  •
  corporate organization, good standing and corporate power and authority;

  •
  capital structure and subsidiaries (including PRC subsidiaries);

  •
  information on share options, restricted share units, restricted share awards and share incentive plans;

  •
  execution, delivery and enforceability of the merger agreement;

  •
  board approval of the merger and related matters;

  •
  vote required to approve the transactions;

  •
  absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;

  •
  required regulatory filings with, and consents and approvals of, governmental entities relating to the merger and related matters;

  •
  documents filed with the SEC and the accuracy of information contained in those documents; compliance with applicable laws concerning disclosure controls and procedures and internal control over financial reporting;

  •
  accuracy of the information provided in the registration statement on Form F-4, of which this joint proxy statement/prospectus is a part;

  •
  financial statements and absence of certain undisclosed liabilities;

  •
  absence of certain changes and events from March 31, 2012 to August 10, 2012, which is the date of the merger agreement;

  •
  no circumstance, event, occurrence or development from March 31, 2012 to August 10, 2012 and since the date of the merger agreement which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

  •
  properties;

  •
  legal proceedings; governmental investigations;

  •
  permits; compliance with applicable laws;

  •
  employee compensation and benefit matters, and other labor and employment matters;

  •
  filing of tax returns, payment of taxes and other tax matters;

  •
  certain material contracts;

  •
  insurance matters;

  •
  intellectual property;

  •
  applicability of takeover statutes;

  •
  related party transactions;

  •
  receipt of fairness opinion from financial advisors; and

  •
  absence of any undisclosed broker's or finder's fees.

        The merger agreement also contains certain customary representations and warranties made by HiSoft with respect to Merger Sub.

        Many of the representations and warranties in the merger agreement made by VanceInfo and HiSoft are qualified as to "materiality" or "material adverse effect."

        For purposes of the merger agreement, a "material adverse effect" with respect to a party means any change, circumstance, event, effect or occurrence that, individually or in the aggregate with all other changes, circumstances, events, effects or occurrences, (1) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or (2) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement. However, a "material adverse effect" will not include any change, circumstance, event, effect or occurrence occurring after the date of the merger agreement to the extent resulting from:

  •
  changes generally affecting the industry in which such party and its Subsidiaries operate (but only to the extent such change, circumstance, event, effect or occurrence does not adversely affect such party and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which such party and its subsidiaries operate);

  •
  changes in general economic conditions, financial or capital markets in the PRC, the United States or any other jurisdiction in which such party or any of its subsidiaries has substantial business operations, including changes in interest or exchange rates (but only to the extent such change, circumstance, event, effect or occurrence does not adversely affect such party and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which such party and its subsidiaries operate);

  •
  changes in law or in generally accepted accounting principles or in accounting standards (but only to the extent such change, circumstance, event, effect or occurrence does not adversely affect such party and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which such party and its subsidiaries operate);

  •
  acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism;

  •
  pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events;

  •
  the announcement of the merger agreement and the transactions contemplated thereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, licensors, suppliers, distributors, partners or employees of such party and its subsidiaries to the extent due to the announcement and performance of the merger agreement or the identity of the other party or parties to the merger agreement, or the performance of the merger agreement and the transactions contemplated thereby, including compliance with the covenants set forth therein;

  •
  any decline in the market price, or change in trading volume, of the such party's securities; or

  •
  any failure to meet any internal or public projections, forecasts, or guidance.

Conduct of Business Prior to Closing

        Under the merger agreement, each of VanceInfo and HiSoft has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, VanceInfo and its subsidiaries and HiSoft and its subsidiaries will each use its reasonable best efforts to conduct their respective operations in the ordinary course of business consistent with past practice, keep available the service of their respective current officers and employees and preserve their respective relationships with customers, licensors, suppliers and others having business dealings with them.

        Subject to certain exceptions set forth in the merger agreement and the disclosure schedule delivered by the respective parties to the other party in connection with the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, without the prior written consent of the other party, each of HiSoft and VanceInfo will not and will not permit its subsidiaries to, among other things:

  •
  amend its memorandum and articles of association (or equivalent constitutional documents);

  •
  authorize for issuance, issue, sell, create or incur any lien on, dispose of, transfer, deliver, accelerate the rights under any share capital or any securities convertible into or exercisable or exchangeable for any share capital or any equity equivalents, except for the issuance of certain HiSoft or VanceInfo shares required to be issued upon exercise or settlement of certain options outstanding as of the date of the merger agreement;

  •
  (1) other than in connection with the merger, split, combine, subdivide or reclassify any of its share capital; (2) declare, set aside or pay any dividend or other distribution in respect of its share capital, except for dividends by any wholly-owned subsidiary to it or another wholly-owned subsidiary; (3) enter into any agreement with respect to the voting of its share capital; (4) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (5) redeem, repurchase or otherwise acquire any of its share capital or any other securities convertible or exercisable into or exchangeable for its share capital or any equity equivalents, subject to certain exceptions;

  •
  adopt any plan of liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization or similar transaction (other than the merger);

  •
  except pursuant to a contract existing on the date of the merger agreement (1) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$5,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (2) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to such party and its subsidiaries, taken as a whole, except for guarantees of obligations of wholly-owned subsidiaries; or (3) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries and for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business consistent with past practice);

  •
  except in the ordinary course of business or as may be required by applicable law, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, restricted stock, stock equivalent, stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired or promoted non-senior employees or the termination of employment agreements or labor contracts with terminated employees, in each case, in the ordinary course of business consistent with past practice), (2) except as required under any agreement or plan in effect on the date of the merger agreement, increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee (including, without limitation, the granting of stock options, restricted share units or other equity awards), (3) grant or increase any severance, termination or similar compensation or benefits payable to any director, officer or employee (except with respect to new hires and to non-senior employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice), or (4) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

  •
  (1) license, transfer or grant to any person any material rights to such party's intellectual property other than in the ordinary course of business consistent with past practice, and (2) abandon, permit to lapse or otherwise dispose of any material intellectual property.

  •
  sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

  •
  except as may be required as a result of a change in law or in GAAP, change any of the accounting principles used by it;

  •
  revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by GAAP;

  •
  (1) acquire any assets or any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisitions exceed US$5,000,000 in the aggregate,

    (2) enter into any joint venture, partnership or similar arrangement or (3) authorize any new capital expenditures, except as specifically budgeted in such party's current plan approved by the such party's board of directors prior to the date of the merger agreement or that, in the aggregate, would not exceed US$5,000,000;

  •
  make or revoke any material tax election, or settle or compromise any material tax liability, file any material amended tax return, surrender any right to claim a material tax refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material taxes or change (or make a request to any tax authority to change) any aspect of its method of accounting for tax purposes in a material manner;

  •
  pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

  •
  waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to such party or any of its subsidiaries any non-competition, confidentiality, standstill or similar agreement to which such party or any of its subsidiaries is a party;

  •
  settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

  •
  other than in the ordinary course of business consistent with past practice: (1) cancel or modify any material contract in a manner materially adverse to such party or any of its subsidiaries or terminate any material contract, (2) enter into a new contract that (A) would be a material contract if in existence as of the date of the merger agreement or (B) contains, unless required by applicable law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any other rights to such other party or parties in connection with the transactions contemplated by the merger agreement or (3) waive, release, cancel, convey or otherwise assign any material rights or claims under any such material contract or new contract;

  •
  mortgage, pledge or grant any lien (other than certain permitted liens) with respect to any of its assets (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

  •
  adopt or implement any rights plan or similar takeover defense arrangement;

  •
  take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied, except as may be required by applicable law; or

  •
  take, propose to take, or agree in writing or otherwise to take any of the foregoing actions.

No Solicitation

        Under the merger agreement, neither HiSoft nor VanceInfo will, nor will such party permit any of its subsidiaries to, nor will it authorize or permit any of its or its subsidiaries' officer, director or employee or representative to, directly or indirectly:

  •
  solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal or offer or any other effort or attempt (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or which may reasonably be expected to lead to, any "acquisition proposal", as described below;

  •
  engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to such party or any of its subsidiaries in connection with, or take any other action to facilitate, any acquisition proposal;

  •
  approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any acquisition proposal; or

  •
  propose or agree to do any of the foregoing.

The term "acquisition proposal" means any proposal or offer made by any person (other than another party to the merger agreement) regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party or any of its subsidiaries, (ii) any acquisition or sale of 10% or more of the consolidated assets or businesses of a party and its subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving parent entity in such transaction) of any such party and any of its subsidiaries.

        The merger agreement also provides that each of VanceInfo and HiSoft will notify the other party of any acquisition proposal received by, any information related to an acquisition proposal requested from, or any discussions with or negotiations by, it or any of its representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such acquisition proposal or request for information, and in any event, each of VanceInfo and HiSoft will provide written notice to the other party of any acquisition proposal, request for information or initiation of such discussions or negotiations within 24 hours of such event.

        Each of VanceInfo and HiSoft has agreed that it will promptly keep the other party informed of the status and terms of any such acquisition proposal, the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations, and in any event, each of VanceInfo and HiSoft will provide the other party with written notice of any material development thereto within 24 hours thereof.

Board Recommendation

        The HiSoft Board will not (1) fail to recommend that shareholders of HiSoft vote in favor of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance or fail to include such recommendation in this joint proxy statement/prospectus or (2) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to VanceInfo, such recommendation that shareholders of HiSoft vote in favor of these matters.

        The VanceInfo Board will not (1) fail to recommend that VanceInfo shareholders vote in favor of the authorization and approval of the merger agreement, the merger, the plan of merger, the other transaction documents to which VanceInfo is a party and the consummation of the transactions contemplated thereby, or fail to include such recommendation in this joint proxy statement/prospectus or (2) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to HiSoft or Merger Sub, such recommendation that VanceInfo shareholders vote in favor of these matters.

        However, each party's board of directors may, prior to obtaining the required approval from its shareholders, effect a change of recommendation if such board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors' fiduciary duties under applicable law; provided, however, that before taking such action or announcing the intention to do so:

  •
  such party has complied in all respects to the provisions in the merger agreement governing acquisition proposals;

  •
  such party's board of directors has given the other party at least five business days' prior written notice of its intention to take such action and a description of the reasons for taking such action;

  •
  if any acquisition proposal has been made prior to the date of such written note, such written notice will specify the material terms and conditions of such acquisition proposal, identify the person making such acquisition proposal and include a copy of any written agreement or proposal relating to such acquisition proposal;

  •
  such party has negotiated, and has caused its representatives to negotiate, in good faith with the other party during such notice period to enable the other party to revise the terms of the merger agreement in such a manner that would obviate the need for taking such action; and

  •
  following the end of such notice period, such party's board of directors will have considered in good faith any revisions to the merger agreement proposed in writing by the other party , and will have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a change of recommendation would constitute a breach of the directors' fiduciary duties under applicable law.

In addition, any disclosure by a party relating to an acquisition proposal with respect to such party will be deemed to be a change of recommendation unless such party publicly reaffirms the recommendation of its board of directors within three business days of making such disclosure.

        However, none of the foregoing shall:

  •
  permit a party to terminate the merger agreement;

  •
  release a party from its obligation to hold the shareholder meeting described below under "The Merger Agreement and Plan of Merger—Shareholders' Meetings";

  •
  permit a party to submit (or propose to submit) any acquisition proposal to a vote of its shareholders; or

  •
  affect any other obligations of a party under the merger agreement.

In addition, none of the foregoing shall prohibit either HiSoft or VanceInfo from complying with Rule 14a-9, Rule14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an acquisition proposal or making (after consultation with outside legal counsel) any other disclosures that are required by applicable law (it being understood that if any such statements or disclosures constitute a change of recommendation as described above, HiSoft or VanceInfo, as applicable, will be required to comply with the non-solicitation provisions described above).

Shareholders' Meetings

VanceInfo Shareholders' Meeting

        VanceInfo will take, in accordance with applicable law and its memorandum and articles of association, all actions necessary to (1) cause an annual or extraordinary general meeting of its shareholders to be duly called and held as soon as practicable after the SEC declares effective HiSoft's registration statement on Form F-4, of which this joint proxy statement/prospectus is a part, for the purpose of voting on the authorization and approval by way of special resolution of the merger agreement, the plan of merger and the merger and (2) solicit proxies from its shareholders to obtain the requisite vote for such authorization and approval. The VanceInfo Board will, subject to the conditions set forth in the sub-section headed "The Merger Agreement and Plan of Merger—Board Recommendation," recommend the authorization and approval of the merger agreement, the merger, the plan of merger, the other transaction documents to which VanceInfo is a party and the consummation of the transactions contemplated thereby, by VanceInfo's shareholders.

HiSoft Shareholders' Meeting

        HiSoft will take, in accordance with applicable law and its memorandum and articles of association, all actions necessary to (1) cause an annual or extraordinary general meeting of its shareholders to be duly called and held as soon as practicable after the SEC declares effective HiSoft's registration statement on Form F-4, of which this joint proxy statement/prospectus is a part, for the purpose of voting on the authorization and approval of the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance and (2) solicit proxies from its shareholders to obtain the requisite vote for such authorization and approval. The HiSoft Board will, subject to the conditions set forth in the sub-section headed "The Merger Agreement and Plan of Merger—Board Recommendation," recommend authorization and approval of the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance by HiSoft's shareholders.

Reasonable Best Efforts; Other Covenants and Agreements

        HiSoft and VanceInfo have each agreed to certain covenants and agreements, including, among others, covenants relating to:

  •
  the use of their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable (including preparing, executing and filing, in consultation with the other party, promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations from such third parties or governmental entities that the parties mutually agree are necessary or advisable to be obtained in order to consummate the merger and the other transactions contemplated by the merger agreement);

  •
  the cooperation between HiSoft and VanceInfo in the preparation of this joint proxy statement/prospectus;

  •
  confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger, subject to applicable law;

  •
  cooperation in preparing and filing with the SEC of this joint proxy statement/prospectus and the registration statement on Form F-4 of which it forms a part, and the use of their respective reasonable best efforts to have this joint statement/prospectus cleared by the SEC and the Form F-4 declared effective by the SEC promptly, to keep the Form F-4 effective as long as is necessary to consummate the merger and the other transactions contemplated by the merger agreement, and to mail the joint proxy statement/prospectus to their respective shareholders as promptly as practicable after the Form F-4 is declared effective by the SEC;

  •
  the listing on NASDAQ of HiSoft ADSs to be issued in connection with the merger.

  •
  the use of their respective reasonable efforts to cause VanceInfo shares to be delisted from the NYSE and VanceInfo to be deregistered under the Exchange Act as promptly as practicable after the effective time of the merger;

  •
  the giving of prompt notice to the other party of any actions, suits , claims or proceedings commenced or threatened against it which relate to the merger agreement and the transactions contemplated thereby, and the giving of the opportunity to the other party to participate in the defense or settlement of any shareholder litigation against such other party and/or its directors relating to the transactions contemplated by the merger agreement;

  •
  the filing with the SEC of a registration statement on Form S-8 by HiSoft after the completion of the merger and the issue of a prospectus for the VanceInfo share incentive plans to each holder of a VanceInfo share option or VanceInfo restricted share unit; and

  •
  the use of each party's reasonable best efforts to cause the merger to be treated as a reorganization within the meaning of the U.S. Internal Revenue Code and to comply with the filing requirements under the Code.

Directors' and Officers' Insurance; Indemnification

        For a period of six years after the effective time of the merger, HiSoft will cause the surviving company to maintain VanceInfo's existing policies of directors' and officers' liability insurance for the benefit of those persons who are covered by such policies at the effective time of the merger (or HiSoft may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the effective time of the merger), to the extent that such liability insurance can be maintained at a cost to HiSoft not greater than 250 percent of the annual premium (such 250 percent threshold, the "Maximum Premium") for the VanceInfo directors' and officers' liability insurance as of the date of the merger agreement; provided that if such insurance cannot be so maintained or obtained at such cost, HiSoft will maintain policies of insurance which in HiSoft's good faith determination, provide maximum coverage reasonably obtainable at an annual premium amount not in excess of the Maximum Premium.

        Under the merger agreement, each of HiSoft and the surviving company agrees that, from and after the effective time of the merger, it will indemnify and hold harmless each individual who at the effective time is, or at any time prior to the effective time of the merger was, a director or officer of VanceInfo or its subsidiaries (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties' service as a director or officer of VanceInfo or its subsidiaries or services performed by such persons at the request of VanceInfo or its subsidiaries at or prior to the effective time of the merger; provided that any such indemnification will be subject to any limitation imposed from time to time under applicable law.

        The memorandum and articles of association of the surviving company will contain provisions with respect to rights to indemnification, advancement of expenses and limitation on, or exculpation from, liabilities for acts and omissions that are at least as favorable to the directors, officers or employees of VanceInfo as those contained in the memorandum and articles of association of VanceInfo as in effect on August 10, 2012, except to the extent prohibited by the Cayman Companies Law or any other applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.

Board Representation Rights

        Immediately following the effective time of the merger, the HiSoft Board will consist of (i) four directors selected by HiSoft, and (ii) four directors selected by VanceInfo. These directors will agree, prior to the effective time of the merger, to take all such actions as are necessary, at or immediately following the effective time of the merger, to ensure that the anticipated order of retirement by rotation of the directors selected by HiSoft and the directors selected by VanceInfo will be consistent with the principle that there will be an equal number of directors selected by HiSoft and directors selected by VanceInfo. If at any time prior to the effective time of the merger, any board designee becomes unable or unwilling to serve as a director of HiSoft at the effective time of the merger, then the party that designated such individual will designate another individual to serve in such individual's place.

        At or prior to the effective time of the merger, the HiSoft Board will take such actions as are necessary to appoint Mr. Tiak Koon Loh as Chief Executive Officer of HiSoft, effective as of the effective time of the merger. At or prior to the effective time of the merger, the HiSoft Board will take such actions as are necessary to appoint Chris Shuning Chen as Non-Executive Chairman of the HiSoft Board, effective as of the effective time of the merger. In the event that either Mr. Loh or Mr. Chen is or will be unable to serve in his designated position beginning as of the effective time of the merger, either as notified in writing to the parties by such individual prior to the effective time of the merger or as a result of such individual's death or disability, then the individual to replace Mr. Loh or Mr. Chen, as the case may be, will be determined by the joint agreement of HiSoft and VanceInfo, each of which will cooperate in good faith with the other and use its reasonable best efforts to identify, as promptly as practicable and, in any event, prior to the effective time of the merger, the appropriate successor to Mr. Chen or Mr. Loh, as the case may be.

VanceInfo Corporate Structure Matters

        VanceInfo will take all steps necessary and appropriate to cause the changes of directors, officers and governing documents for any of its subsidiaries upon the reasonable request of HiSoft on or prior to the closing of the merger, such changes to be effective as of the effective time.

Transition Management Committee

        Subject to applicable law, between the date of the merger agreement and the effective time of the merger and the termination of the merger agreement, VanceInfo and HiSoft will form a transition management committee that will be comprised of Mr. Chris Shuning Chen from VanceInfo and Mr. Tiak Koon Loh from HiSoft (the "Transition Management Committee"). Each member of the Transition Management Committee will report directly to the board of directors of the company that selected such person.

        The Transition Management Committee is intended to support the efforts of the parties to the merger agreement in planning and supporting implementation of the integration of the businesses of VanceInfo and HiSoft and their respective subsidiaries, subject to applicable law, including carrying out the following responsibilities:

  •
  acting as a locus of discussion concerning matters relating to transition planning, including employee matters and business matters;

  •
  discussing the establishment of a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted equity of HiSoft following the closing of the merger to be allocated to key executives of the combined company, subject to approval by the compensation committee of the combined company following closing of the merger;

  •
  determining any necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to, among other matters, ensure consistency with respect to material terms and conditions of such plans, subject to approval by the compensation committee of the combined company following the closing of the merger; and

  •
  coordinating the communications, public relations and investor relations strategy regarding the merger and the other transactions contemplated by the merger agreement.

        Subject to applicable law, each of the parties will consider in good faith and use its commercially reasonable efforts to cooperate with the Transition Management Committee to support its efforts in the areas of its responsibility. Any action or request by the Transition Management Committee shall be unanimously approved in writing by each member of the Transition Management Committee.

Conditions to the Completion of the Merger

        The obligations of each party to consummate the transactions contemplated by the merger agreement, including the merger, is subject to the satisfaction of each of the following conditions:

  •
  the merger agreement, the merger and the plan of merger, being authorized and approved by VanceInfo shareholders;

  •
  the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance being authorized and approved by HiSoft shareholders;

  •
  the registration statement on Form F-4 (of which this joint proxy statement/prospectus is a part) having become effective under the Securities Act, and not having become the subject of any stop order, or any proceedings to seek a stop order, to suspend the effectiveness of the Form F-4;

  •
  the HiSoft ADSs issuable as Merger Consideration pursuant to the merger agreement having been approved for listing on NASDAQ, subject to official notice of issuance;

  •
  the authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or waiting periods required from, certain governmental entities, if applicable, having been filed, occurred or been obtained, as applicable, and all such approvals being in full force and effect; and

  •
  none of the governmental entities specified or as may be mutually agreed by the parties (none have been specified) having issued or enforced any executive order, decree, injunction or other order which (1) is in effect and (2) has the effect of making the merger illegal or otherwise prohibiting or preventing consummation of the merger.

        The obligation of HiSoft and Merger Sub to consummate the merger is also subject to the satisfaction, or waiver by HiSoft, of the following conditions, among others:

  •
  (1) certain representations and warranties made by VanceInfo in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, being true and correct only as of such specified date), and (2) certain other representations and warranties made by VanceInfo set forth in the merger agreement (read without any materiality or "material adverse effect" qualifications) being true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger (other than any such representations and warranties made as of a specified date, being true and correct only as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably to expected to have a material adverse effect on VanceInfo; and

  •
  VanceInfo having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing of the merger.

        The obligation of VanceInfo to consummate the merger is also subject to the satisfaction, or waiver by VanceInfo, of the following conditions, among others:

  •
  (1) certain representations and warranties made by HiSoft and Merger Sub in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, being true and correct only as of such specified date), and (2) certain other representations and warranties made by HiSoft forth in the merger agreement (read without any materiality or "material adverse effect" qualifications) being true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger (other than any such representations and warranties made as of a specified date, being true and correct only as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably to expected to have a material adverse effect on HiSoft; and

  •
  each of HiSoft and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing of the merger.

See "The Merger Agreement and Plan of Merger—Representations and Warranties" above for a description of "material adverse effect".

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after the required approval from the HiSoft shareholders and VanceInfo shareholders has been obtained:

  •
  by mutual written consent of VanceInfo and HiSoft; or

  •
  by either HiSoft or VanceInfo, if:

  •
  the merger is not completed by February 10, 2013, provided that this termination right is not available to a party if the failure of the merger to have been completed on or before such date was primarily due to a willful and material breach or failure of such party to perform any of its obligations under the merger agreement;

  •
  certain governmental entities of competent jurisdiction have denied approval of the merger and such denial has become final and non-appealable; or any governmental entity of competent jurisdiction have issued a judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such judgment has become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final and non-appealable order was primarily due to a willful and material breach or failure of such party to perform any of its obligations under the merger agreement;

  •
  VanceInfo's shareholders do not authorize and approve the merger agreement, the merger and the plan of merger at the VanceInfo EGM or any adjournment thereof;

    •
    HiSoft's shareholders do not authorize and approve the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance at the HiSoft EGM or any adjournment thereof; or

  •
  by HiSoft, if:

  •
  the representations and warranties of VanceInfo are not true and correct or VanceInfo has breached or failed to perform any of its covenants or agreements contained in the merger agreement, and such breach or failure (1) would result in the failure of any condition to HiSoft's and Merger Sub's obligation to consummate the merger and (2) cannot be cured by VanceInfo by February 10, 2013, or if curable, is not cured within forty-five days after receipt of written notice from HiSoft of such failure to be so true and correct or such breach or failure to perform and stating HiSoft's intention to terminate the merger agreement; provided, that this termination right is not available to HiSoft if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement and such breach would result in any condition to VanceInfo's obligation to consummate the merger to not be satisfied;

  •
  (1) all of the closing conditions to the obligations of VanceInfo to consummate the merger (including those conditions that are conditions to all parties' obligations), other than those conditions that by their nature are to be satisfied by actions taken at the closing or the merger, being satisfied, (2) HiSoft having confirmed by notice to VanceInfo that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any unsatisfied conditions, and (3) VanceInfo fails to consummate the merger within three business days following the date the closing should have occurred pursuant to the merger agreement;

  •
  in the event the VanceInfo Board fails to recommend the VanceInfo shareholders to vote in favor of the merger agreement, the merger and the plan of merger;

  •
  in the event the VanceInfo Board changes its recommendation; or

  •
  by VanceInfo, if:

  •
  HiSoft or Merger Sub has breached or failed to perform any of its covenants or agreements under the merger agreement, or any representation or warranty made by HiSoft or Merger Sub under the merger agreement is not true and correct, and such breach or failure (1) would result in the failure of any condition to VanceInfo's obligation to consummate the merger and (2) cannot be cured by February 10, 2013, or if curable, is not cured, within forty-five days after receipt of written notice from VanceInfo of such failure to be true and correct or such breach or failure to perform and stating VanceInfo's intention to terminate the merger agreement; provided that this termination right is not available to VanceInfo if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement and such breach would result in any condition to HiSoft's obligation to consummate the merger to not be satisfied;

  •
  (1) all of the closing conditions to the obligations of HiSoft and Merger Sub to consummate the merger (including those conditions that are conditions to all parties' obligations), other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger, being satisfied, (2) VanceInfo having confirmed by notice to HiSoft that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any unsatisfied conditions, and (3) HiSoft or Merger Sub fails to consummate the merger within three business days following the date the closing should have occurred pursuant to the merger agreement;

    •
    in the event the HiSoft Board fails to recommend the HiSoft shareholders to vote in favor of the HiSoft Share Consolidation, the HiSoft Capital Increase, the HiSoft Articles Amendments and the HiSoft Share Issuance; or

    •
    in the event the HiSoft Board changes its recommendation.

Effect of Termination

        If the merger agreement is terminated, it will become void and of no effect with no liability on the part of any of HiSoft, Merger Sub or VanceInfo (or of any of their representatives), except that certain provisions of the merger agreement (including the provision providing for a termination fee) will remain in full force and effect and no party will be released from any liability arising from fraud or any willful and material breach of the merger agreement prior to such termination.

Termination Fees

        If either HiSoft or VanceInfo terminates the merger agreement because the other party's shareholders fail to approve the transactions submitted for their approval at the VanceInfo EGM or HiSoft EGM, respectively, or any adjournment thereof, then such other party is required to pay the first party a termination fee of US$4 million within two business days after termination.

        In addition, in the event that a competing acquisition proposal for 35% or more of HiSoft's or VanceInfo's consolidated assets or voting power (1) has been publicly announced or otherwise communicated to senior management of such party or the board of directors of such party and (2) within 12 months after the date of termination of the merger agreement, such party enters into a definitive agreement with any person in connection with any competing acquisition proposal, and:

  •
  the other party terminates the merger agreement because the non-terminating party has breached any of its representations, warranties, covenants or agreements (other than a willful and material breach of the non-terminating party's "no solicitation" covenant or its obligation to hold an extraordinary general meeting to approve the transactions) and such breach (1) would give rise to a failure of the terminating party to be able to satisfy certain conditions to its obligation to consummate the merger and (2) cannot be cured by the non-terminating party by February 10, 2013 or, if capable of being cured, is not cured within 45 days following receipt by the non-terminating party of written notice of such breach; or

  •
  either party terminates the merger agreement if the merger does not close by February 10, 2013; or

  •
  either party terminates the merger agreement if the non-terminating party's shareholders fail to approve the transactions at the extraordinary general meeting convened for such purpose;

then HiSoft or VanceInfo, as the case may be, is required to pay the other party a termination fee of US$15 million within two business days after HiSoft or VanceInfo, as the case may be, consummates any acquisition proposal.

        Furthermore, if:

  •
  a party terminates the merger agreement because the non-terminating party's board of directors fails to recommend, or adversely modifies its recommendation, in favor of the transactions; or

  •
  a party terminates the merger agreement because the non-terminating party fails to consummate the merger within 3 business days after all of the conditions precedent to closing of the merger applicable to the non-terminating party have been satisfied, the terminating party confirms to the non-terminating party that the conditions precedent to closing of the merger applicable to the terminating party have been satisfied or waived and the non-terminating party fails to consummate the merger within three business days following the date the closing should have occurred pursuant to the merger agreement; or

  •
  a party terminates the merger agreement because the non-terminating party willfully and materially breaches its "no solicitation" covenant or its obligation to hold an extraordinary general meeting to approve the transactions;

then HiSoft or VanceInfo, as the case may be, is required to pay to the terminating party a termination fee of US$30 million within two days after termination.

        The term "acquisition proposal" has the same meaning assigned to such term in "The Merger Agreement and Plan of Merger—No Solicitation" above, except that the reference to "10% or more" in the definition of "acquisition proposal" is a reference to "35% or more".

Remedies

        If the merger agreement is terminated under circumstances in which a termination fee is payable, payment of the termination fee (1) will be the sole and exclusive remedy and in full and complete satisfaction of any and all damages that will be suffered by reason of any termination of the merger agreement and (2) subject to the rights of each party to seek certain equitable remedies, will constitute liquidated damages with respect to any claim which one party would otherwise be entitled to assert against the other party or against the other party's assets, employees, equity holders (other than the shareholders of such other party that are parties to voting agreements described under "The Voting Agreements" beginning on page 124 pursuant to the terms of such agreements) or other related parties with respect to any such termination of the merger agreement under circumstances in which a termination fee is payable.

        Each of HiSoft, Merger Sub and VanceInfo are entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of any specific provision of the merger agreement or to obtain injunctive relief to prevent breaches of any specific provision of the merger agreement. However, a party's pursuit of specific performance or injunctive relief at any time is not deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such party in the case of a breach of the merger agreement.

Fees and Expenses

        Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses except as otherwise provided in the merger agreement.

Amendment and Waiver

        The merger agreement may be amended by action taken by HiSoft, VanceInfo and Merger Sub at any time before or after approval of the merger by the earlier of the required shareholder votes of either HiSoft or VanceInfo but, after any such approval, no amendment will be made which requires the approval of such shareholders under applicable law without such approval.

        At any time prior to the effective time of the merger, each of HiSoft and Merger Sub, on the one hand, and VanceInfo, on the other hand, may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document, certificate or writing delivered pursuant thereto, or (3) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement. The failure of HiSoft and Merger Sub, on the one hand, or VanceInfo, on the other hand, to assert any of their or its rights under the merger agreement shall not constitute a waiver of such rights.

No Third Party Beneficiaries

        While the merger agreement is not intended to confer upon you or any person other than HiSoft, VanceInfo and Merger Sub any rights or remedies, it provides limited exceptions. HiSoft's and VanceInfo's directors and officers will continue to have indemnification and liability insurance coverage after the completion of the merger. Furthermore, each party will have the right, on behalf of its shareholders, to enforce rights granted under the merger agreement and to pursue any damages or other relief related to the merger agreement or any of the transactions contemplated in the merger agreement. However, this right is enforceable on behalf of a party's shareholders solely by such party in its sole and absolute discretion.

Governing Law

        The merger agreement is governed and will be construed, performed and enforced in accordance with the laws of the State of New York, except that the following matters arising out of or relating to the merger agreement will be construed, performed and enforced in accordance with the laws of the Cayman Islands:

  •
  the merger;

  •
  the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in VanceInfo;

  •
  the cancellation of VanceInfo ordinary shares in consideration of the issue of HiSoft common shares;

  •
  the fiduciary or other duties of the VanceInfo board of directors and the HiSoft board of directors; and

  •
  the internal corporate affairs of VanceInfo and HiSoft.

 THE VOTING AGREEMENTS

        The following is a summary of the material provisions of the voting agreements between HiSoft and certain shareholders of VanceInfo, and the voting agreements between VanceInfo and certain shareholders of HiSoft. This summary does not purport to be a complete description of the terms and conditions of the voting agreements and is qualified in its entirety by reference to each voting agreement, copies of which are attached as Appendix B to this joint proxy statement/prospectus and incorporated herein by reference. In the event of any discrepancy between the terms of the voting agreements and the following summary, the voting agreements will control.

 Voting Agreements between HiSoft and Certain VanceInfo Shareholders

Overview

        As an inducement for HiSoft to enter into the merger agreement, certain shareholders of VanceInfo, including Chris Shuning Chen, Button Software Ltd. and Tairon Investments Limited (the "VanceInfo Voting Shareholders") entered into a voting agreement with and in favor of HiSoft on August 10, 2012 (the "HiSoft Voting Agreement") contemporaneously with the execution and delivery of the merger agreement.

        Each VanceInfo Voting Shareholder has agreed to vote all VanceInfo shares and VanceInfo ADSs beneficially owned by him or it (whether at a shareholders' meeting or in an action by written consent) (1) in favor of the approval and authorization of the merger agreement, the merger, the plan of merger and the consummation transactions contemplated in the merger agreement, (2) in favor of any related proposal that is reasonably necessary to consummate the merger and the transactions contemplated by the merger agreement which is considered at any such meeting of the VanceInfo shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of VanceInfo contained in the merger agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the VanceInfo Voting Shareholders contained in the HiSoft Voting Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or change in any manner the voting rights of any class of shares of VanceInfo (including any amendments to the memorandum and articles of association of VanceInfo, other than such amendments contemplated by the merger agreement and/or any amendments that will not impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger), (4) against any acquisition proposal, and (5) against any change in the composition of the board of directors of VanceInfo (other than such changes contemplated by the merger agreement). Each of the VanceInfo Voting Shareholders has agreed to grant a proxy to HiSoft and any designee of HiSoft for and in such VanceInfo Voting Shareholder's name to vote and act by written consent with respect to the voting obligations described in the immediately preceding sentence.

        As of September 25, 2012, an aggregate of 3,980,666 VanceInfo shares (including 212,746 VanceInfo shares underlying listed and unlisted VanceInfo share options and VanceInfo restricted share units and 1,250,000 VanceInfo ADSs subject to certain variable prepaid arrangements), constituting approximately 8.9% of the total outstanding shares of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), and 8.9% of the voting power of VanceInfo (based on 44,833,928 VanceInfo shares (including VanceInfo shares held by VanceInfo in connection with its equity incentive plans) outstanding as set forth in the VanceInfo register of members dated September 25, 2012), are subject to the HiSoft Voting Agreement. Any VanceInfo shares, VanceInfo ADSs or other voting share capital of VanceInfo with respect to which any VanceInfo Voting Shareholder subsequently acquires beneficial ownership, including any VanceInfo shares issued upon the exercise of any VanceInfo share option or VanceInfo restricted share unit or the conversion, exercise or exchange of any other securities into or for any VanceInfo shares or VanceInfo ADSs or otherwise will automatically become subject to the HiSoft Voting Agreement.

Non-Solicitation and Restrictions on Transfers

        The VanceInfo Voting Shareholders have agreed that they will not, and will use reasonable best efforts to cause his or its representatives not to directly or indirectly take any action described under "The Merger Agreement and Plan of Merger—No Solicitation" that VanceInfo is otherwise prohibited from taking.

        Until the earliest of (i) the effective time of the merger, (ii) the date of termination of the merger agreement, or (iii) at any time upon the written agreement of HiSoft and each of the VanceInfo Voting Shareholders, each VanceInfo Voting Shareholder has agreed to comply with certain restrictions on the disposition and encumbrance of its VanceInfo shares and VanceInfo ADSs.

Other Covenants

        In the HiSoft Voting Agreement, the VanceInfo Voting Shareholders agreed that, in the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of VanceInfo ADS to VanceInfo shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for VanceInfo shares) is declared, all such dividends and distributions and any securities into which any of such VanceInfo shares or VanceInfo ADSs are changed or exchanged, will be subject to the terms of the HiSoft Voting Agreement.

Voting Agreements between VanceInfo and Certain HiSoft Shareholders

Overview

        As an inducement for VanceInfo to enter into the merger agreement, certain shareholders of HiSoft, including Mr. Tiak Koon Loh, Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., (collectively, the "HiSoft Voting Shareholders") entered into voting agreements with and in favor of HiSoft on August 10, 2012 (the "VanceInfo Voting Agreements") contemporaneously with the execution and delivery of the merger agreement.

        Each HiSoft Voting Shareholder has agreed to vote all HiSoft shares and HiSoft ADSs beneficially owned by him or it (whether at a shareholders' meeting or in an action by written consent) (1) in favor of the approval and authorization of, the HiSoft Capital Increase, the HiSoft Share Consolidation, the HiSoft Articles Amendments and the HiSoft Share Issuance, (2) in favor of any related proposal that is reasonably necessary to consummate the merger and the transactions contemplated by the merger agreement which is considered at any meeting of the HiSoft shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of HiSoft contained in the merger agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the HiSoft Voting Shareholder contained in the applicable VanceInfo Voting Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or change in any manner the voting rights of any class of shares of HiSoft (including any amendments to the memorandum and articles of association of HiSoft, other than such amendments contemplated by the merger agreement and/or any amendments that will not (i) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or (ii) have a disproportionate adverse effect on VanceInfo shareholders relative to current holders of HiSoft shares), (4) against any acquisition proposal, and (5) against any change in the composition of the board of directors of HiSoft (other than such changes contemplated by the merger agreement). Mr. Tiak Koon Loh has agreed to grant a proxy to VanceInfo and any designee of VanceInfo for and in his name to vote and act by written consent with respect to the voting obligations described in the immediately preceding sentence.

        As of September 25, 2012, an aggregate of 104,504,749 HiSoft shares, constituting approximately 15.9% of the total outstanding HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), approximately 15.9% of the aggregate voting power of HiSoft shares (based on 659,376,977 HiSoft shares (including HiSoft shares held by HiSoft in connection with its equity incentive plans) outstanding as set forth in the HiSoft register of members dated September 25, 2012), are subject to the VanceInfo Voting Agreements. Any HiSoft shares, HiSoft ADSs or other voting share capital of HiSoft with respect to which any HiSoft Voting Shareholder subsequently acquires beneficial ownership, including any HiSoft shares issued upon the exercise of any HiSoft share option or HiSoft restricted stock award or the conversion, exercise or exchange of any other securities into or for any HiSoft shares or HiSoft ADSs or otherwise will automatically become subject to the VanceInfo Voting Agreements.

Non-Solicitation and Restrictions on Transfers

        The HiSoft Voting Shareholders have agreed that they will not, and will use reasonable best efforts to cause his, her or its representatives not to directly or indirectly take any action described under "The Merger Agreement and Plan of Merger—No Solicitation" that HiSoft is otherwise prohibited from taking.

        Until the earliest of (i) the effective time of the merger, (ii) the date of termination of the merger agreement, or (iii) at any time upon the written agreement of VanceInfo and Mr. Tiak Koon Loh, Mr. Tiak Koon Loh has agreed to comply with certain restrictions on the disposition and encumbrance of his HiSoft shares and HiSoft ADSs.

Other Covenants

        In the VanceInfo Voting Agreements, the HiSoft Voting Shareholders agreed that, in the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of HiSoft ADS to HiSoft shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for HiSoft shares) is declared, all such dividends and distributions and any securities into which any of such HiSoft shares or HiSoft ADSs are changed or exchanged, will be subject to the terms of the VanceInfo Voting Agreements.

 OTHER COMPREHENSIVE INCOME

        HiSoft adopted the accounting standards required by ASU 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income as amended by ASU 2011-12, effective January 1, 2012. The following table illustrates the effects of the retrospective application of ASU 2011-05 as amended by ASU 2011-12, Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards update No.2011-05 for the three years ended December 31, 2009, 2010 and 2011, respectively, including:

  •
  Net income.

  •
  Components of other comprehensive income that would be on the face of the financial statements in accordance with ASU 2011-05 Comprehensive Income (Topic 220)—Presentation of Comprehensive Income.

  •
  Total other comprehensive income.

  •
  Total comprehensive income.

	Year ended Dec. 31
	2009	2010	2011
	(In thousands of U.S. dollars)
Net income	$7,363	$12,057	$18,398
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign exchange translation adjustment	(289)	4,450	5,738
Comprehensive income	7,074	16,507	24,136
Less: Comprehensive income attributable to noncontrolling interest			(547)

Comprehensive income attributable to HiSoft Technology International Limited	$7,074	$16,507	$23,589

SELECTED CONSOLIDATED FINANCIAL DATA OF HISOFT

        The table below sets forth the selected historical consolidated statement of operations data of HiSoft for the five years ended December 31, 2011 and the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data of HiSoft as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012. The selected historical consolidated statement of operations data (other than ADS data) for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from the audited consolidated financial statements included in the HiSoft 2011 20-F, which is incorporated by reference into this joint proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data as of June 30, 2012 have been derived from HiSoft's unaudited condensed interim consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data (other than ADS data) for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008, and 2009 have been derived from the audited historical consolidated financial statements of HiSoft which are not included herein.

        You should read the following selected historical financial information for HiSoft in conjunction with the audited historical consolidated financial statements of HiSoft and related notes and "Item 5. Operating and Financial Review and Prospects," which are contained in the HiSoft 2011 20-F which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

        The historical consolidated financial data for HiSoft has been prepared in accordance with U.S. GAAP. The historical results of HiSoft do not necessarily indicate results expected for any future periods. The historical financial data has not been revised to reflect the HiSoft Share Consolidation or HiSoft ADS Adjustment in accordance with the merger agreement.

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$63,051	$100,720	$91,456	$146,579	$218,989	$95,179	$137,257
Cost of revenues(1)(2)	47,435	70,295	58,759	92,718	142,427	63,100	88,743
Gross profit	15,616	30,425	32,697	53,861	76,562	32,079	48,514
Operating Expenses	18,216	41,681	24,949	41,013	59,351	25,637	35,354
(Loss) income from operations	(2,600)	(11,256)	7,748	12,848	17,211	6,442	13,160
Income tax (expense) benefit	(770)	703	(1,061)	(1,934)	(1,718)	(843)	(2,282)
Net income (loss) from continuing operations	(882)	(10,142)	7,363	12,057	18,398	6,818	12,933
Net loss on discontinued operations	(38)	(569)	—	—	—	—	—
Net (loss) income	(920)	(10,711)	7,363	12,057	18,398	6,818	12,933
Noncontrolling interest	—	—	—	—	(497)	(127)	(492)
Net (loss) income attributable to HiSoft Technology International Limited	$(920)	$(10,711)	$7,363	$12,057	$17,901	$6,691	$12,441
Deemed dividend on Series A, A-1, B and C convertible redeemable preferred shares	$(5,762)	—	—	—	—	—	—
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	—	—	$(5,690)	$(3,942)	—	—	—
Net (loss) income attributable to holders of common shares	$(6,682)	$(10,711)	$1,673	$8,115	$17,901	$6,691	$12,441
Net (loss) income from operations per common share:
Basic	$(0.03)	$(0.14)	$0.09	$0.04	$0.03	$0.01	$0.02
Diluted	$(0.03)	$(0.14)	$0.02	$0.03	$0.03	$0.01	$0.02
Net (loss) income per ADS:
Basic	$(1.35)	$(2.47)	$0.37	$0.49	$0.60	$0.22	$0.41
Diluted	$(1.35)	$(2.47)	$0.36	$0.45	$0.57	$0.21	$0.39

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Weighted average common shares used in calculating (loss) income per common share:
Basic	94,237,854	82,279,610	86,148,324	315,964,432	566,247,106	582,100,664	575,202,866
Diluted	94,237,854	82,279,610	388,372,705	507,037,891	599,162,936	600,198,284	601,326,836
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic	4,959,887	4,330,506	4,534,122	16,629,707	29,802,479	30,636,877	30,273,835
Diluted	4,959,887	4,330,506	20,440,699	26,686,205	31,534,891	31,589,383	31,648,781

(1)
Includes acquisition-related amortization of intangible assets totaling US$1.9 million, US$1.6 million, US$0.1 million, US$0.9 million and US$2.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$0.8 and US$2.2 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$152	$50	$16	$188	$696	$179	$640
Operating expenses:
Selling and marketing	1,716	1,565	60	687	1,981	667	1,568
(2)
Includes share-based compensation charges totaling US$1.5 million, US$1.8 million, US$1.1 million, US$4.0 million and US$5.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$2.3 and US$3.8 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$268	$362	$321	$606	$234	$181	$47
Operating expenses:
General and administrative	1,214	1,405	720	3,136	4,906	1,823	3,505
Selling and marketing	8	35	56	259	516	287	254

        The following table presents a summary of HiSoft's selected consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012:

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(dollars in thousands except share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,229	$46,881	$54,842	$169,893	$113,856	$90,425
Total assets	$96,668	$86,100	$104,242	$255,092	$273,179	$294,801
Total liabilities	$22,246	$16,699	$26,151	$80,140	$63,289	$68,827
Noncontrolling interest	—	—	—	—	$1,406	$945
Series A convertible redeemable preferred shares	$12,581	$12,581	$12,581	—	—	—
Series A-1 convertible redeemable preferred shares	$9,900	$9,900	$9,900	—	—	—
Series B convertible redeemable preferred shares	$30,800	$30,800	$30,800	—	—	—
Series C convertible redeemable preferred shares	$35,750	$35,750	$35,750	—	—	—
Total HiSoft Technology International Limited shareholders' (deficit) equity	$(14,609)	$(19,630)	$(10,940)	$174,952	$208,484	$225,029
Total liabilities and equity	$96,668	$86,100	$104,242	$255,092	$273,179	$294,801
Common shares	74,236,567	85,189,211	87,672,120	579,358,183	595,868,033	595,868,022

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF HISOFT

        The consolidated interim financial data for HiSoft as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 included in this section have been prepared in accordance with U.S. GAAP and have been derived from HiSoft's unaudited condensed interim consolidated financial statements included in this proxy statement/prospectus.

Overview

        HiSoft is a leading China-based provider of IT and research and development services, primarily for companies in the U.S. and Japan, including 39 Fortune Global 500 companies. HiSoft was ranked third by IDC among the Top Ten China-based Offshore Software Development Service Providers in China by revenues in 2011. In addition to its strong market presence in the U.S. and Japan, HiSoft is leveraging its global capabilities to rapidly grow its business in China, which is benefiting from increased demand for China-based outsourced IT services from multinational and domestic corporations in China.

        HiSoft's two service lines consist of IT services and research and development services. HiSoft's range of IT services include application development, testing and maintenance services for custom applications, or ADM, as well as implementation and support services for packaged software, or CPS. CPS services comprise a portfolio of high value-added solutions.

        HiSoft's research and development services include software and hardware testing as well as software globalization services.

        HiSoft focuses primarily on clients in the technology and BFSI industries. These industries have historically represented a significant proportion of outsourcing spending and, HiSoft believes, will continue to represent the greatest market opportunity for HiSoft. In the six months ended June 30, 2012, technology clients accounted for 52.0% of its net revenues and BFSI clients accounted for 29.4% of its net revenues.

        HiSoft began its operations in 1996 and has expanded rapidly in recent years, driven by increases in its service delivery capabilities and acquisitions of complementary businesses. HiSoft's net revenues were $95.2 million and $137.3 million in the six months ended June 30, 2011 and 2012. HiSoft had net income of $6.8 million and $12.9 million in the six months ended June 30, 2011 and 2012, respectively.

        HiSoft's business is managed as a single operating segment. For the purpose of the following discussion regarding its financial performance for the six months ended June 30, 2011 and 2012, HiSoft's net revenues generated by its service offerings is also presented.

Factors Affecting Results of Operations

        HiSoft has benefited significantly from growth in the global outsourced technology services industry and, more specifically, the emergence of China as a major participant in this industry. Growth in the industry is driven by the needs of major corporations to maintain and upgrade the technology and services that enable their operations in a cost-effective manner. Software companies are also increasingly outsourcing work to service providers in order to streamline and reduce the cost of the software development process. China's outsourced technology services market is growing rapidly due to its large pool of skilled professionals, highly developed infrastructure, strong government support and incentives, the geographic and cultural proximity between China and other Asian countries, the desire of outsourcing clients to diversify their use of offshore IT outsourcing services to multiple delivery locations and the size and growth of China's domestic economy.

        Key macro-level factors affecting HiSoft's results of operations include:

  •
  Market demand.  HiSoft's net revenues are significantly affected by changes in demand for outsourced technology services by multinational corporations and software companies, especially demand for China-based outsourced technology service providers. For example, a decline in a client's technology budget may have an adverse effect on the amount and types of services they seek from HiSoft.

  •
  Economic growth rates in HiSoft's key client industries and locations.  HiSoft's net revenues are significantly affected by economic growth rates in the industries and countries in which its main clients operate, including the technology and the BFSI industries in Japan, the United States and other parts of the world where HiSoft's clients are based.

  •
  Competition.  Competition from China-based and non-China-based outsourced technology service providers may affect HiSoft's ability to gain new clients and maintain and increase business from existing clients and, as a result, can have an adverse effect on its results of operations and financial condition.

  •
  Wage rates and availability of highly skilled professionals.  HiSoft's cost of revenues and operating expenses, and therefore gross margins and operating margins, may be affected by changes in wage rates and availability of skilled professionals in countries where it operates, particularly in China where most of HiSoft's employees are based. As a result of the rapid economic growth in China and the increased competition for skilled employees in China, HiSoft has experienced a general increase in wages in China, both in more developed cities such as Beijing, Shanghai and Shenzhen and, to a lesser extent, in other cities such as Dalian, Wuxi, Xi'an and Chengdu. HiSoft believes wages in China will continue to increase in the future while wage inflation in other countries in which HiSoft operates will remain relatively stable. Furthermore, the shortage of highly skilled professionals, particularly in China, may negatively affect HiSoft's ability to recruit sufficiently capable and qualified professionals necessary to effectively serve its clients, which may ultimately have an adverse effect on its business and results of operations.

  •
  Government policies.  HiSoft's results of operations may be affected by government policies and regulations, such as the Chinese government's policies on preferential tax treatment as well as any policies or regulations affecting demand for offshore outsourced technology services in HiSoft's key client locations.

  •
  Relevant exchange rates.  Changes in exchange rates, especially relative changes in exchange rates against the Renminbi, in which most of HiSoft's costs are denominated, and the Japanese yen and U.S. dollar, in which a large percentage of HiSoft's revenues is denominated, may have a significant effect on HiSoft's gross margins and operating margins.

        HiSoft's results of operations in any given period are also directly affected by company-specific factors, including:

  •
  HiSoft's ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as HiSoft seeks to increase the number and scope of services provided to each client and as clients increase the complexity and scope of the work outsourced to it. Therefore, HiSoft's ability to obtain new clients, as well as its ability to maintain and increase business from its existing clients, will have a significant effect on its results of operations and financial condition.

  •
  HiSoft's ability to expand its portfolio of service offerings.  HiSoft's ability to grow revenue from new and existing clients is impacted by the breadth of its service offerings. Services HiSoft recently began to offer, including following recent acquisitions, include business process outsourcing services, consulting service in cloud computing solutions and testing.

  •
  Impact of business acquisitions.  HiSoft has entered into several business acquisitions in recent years and plans to pursue selective business acquisitions in the future as a means of growing its business. HiSoft's ability to identify, acquire, effectively manage and integrate new businesses into HiSoft's existing operations can have a significant effect on its results of operations.

  •
  Billing rates.  HiSoft's billing rates are a key factor impacting its revenues and gross margins. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of onshore versus offshore delivered services and the mix of experience levels of personnel on a particular project.

  •
  Proportion of services performed onshore versus offshore.  Services performed at a client site or onshore typically generate higher revenues but lower gross margins than services performed at HiSoft's offshore delivery centers in China due to a higher cost base for onshore services. As a result, HiSoft's gross margin fluctuates based on the relative proportion of work performed inside and outside China. The proportion of work performed at client sites, onshore in the client's home country or offshore in China varies depending on client needs and the maturity or stage of engagement with a client.

  •
  Employee utilization.  HiSoft makes hiring decisions and manage employee utilization based on HiSoft's assessment of its project pipeline and staffing requirements. Employee utilization is typically higher for longer-term engagements due to increasing predictability of client needs over the course of the engagement. HiSoft's ability to effectively manage employee utilization will affect its efficiency on individual projects and resource allocation, and will ultimately impact its gross margin and results of operations.

Net Revenues

        HiSoft's net revenues represent its total revenues from operations, less business taxes. The following table sets forth HiSoft's net revenues by type of service offering for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
IT services	$52,321	55.0%	$80,878	58.9%
CPS	12,104	12.7%	30,376	22.1%
ADM	40,217	42.3%	50,502	36.8%
Research and development services	42,858	45.0%	56,379	41.1%

Total net revenues	$95,179	100.0%	$137,257	100.0%

        Historically, IT services have contributed the substantial majority of HiSoft's net revenues. In the past three years, HiSoft's net revenues from IT services increased significantly in absolute terms as a result of the growth of its CPS services. The growth was largely due to a strong demand for HiSoft's portfolio of high value-added services, including banking, finance and SAP solution from customers in both China and the United States.

        HiSoft's net revenues from research and development services represented 45.0% and 41.1% of its total net revenues in the six months ended June 30, 2011 and 2012, respectively. This was primarily driven by the rise in the number of multi-national corporations outsourcing research and development work to technology services providers based in China. Demand for research and development services is also in general less adversely affected by economic downturns as such services are typically tied to clients' multi-year product development cycles, which are usually not subject to short-term adjustments.

Furthermore, in order to achieve greater cost-efficiency in adverse economic conditions, clients typically outsource additional research and development services to technology services providers and consolidate the number of outsourced service providers used, which contributed favorably to the growth of HiSoft's net revenues from research and development services in the six months ended June 30, 2011 and 2012, respectively.

        Prior to 2006, HiSoft generated most of its revenues from clients located in Japan. From 2007 to mid 2012, HiSoft successfully expanded its target geographies to service clients in the U.S., Europe, China and Asia South. The following table sets forth HiSoft's net revenues based on its clients' headquarters for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
U.S.	$47,754	50.2%	$63,249	46.1%
Japan	17,345	18.2%	27,160	19.8%
Greater China (including Hong Kong)	15,962	16.8%	32,205	23.5%
Europe	8,826	9.3%	9,384	6.8%
Asia South	5,292	5.5%	5,259	3.8%

Total net revenues	$95,179	100.0%	$137,257	100.0%

        HiSoft expects its net revenues from China domestic clients to continue to grow as a percentage of its total net revenues as it expands its client base in China.

        Many of HiSoft's clients are multinational corporations with local subsidiaries in jurisdictions outside of the jurisdiction of their headquarters, such as Japan and the U.S. The following table sets forth HiSoft's net revenues based on the location of its clients' contracting entities for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Greater China (including Hong Kong)	$37,719	39.6%	$55,946	40.7%
U.S.	19,606	20.6%	30,642	22.3%
Japan	21,950	23.1%	29,050	21.2%
Asia South	13,424	14.1%	19,457	14.2%
Europe	2,480	2.6%	2,162	1.6%

Total net revenues	$95,179	100.0%	$137,257	100.0%

        The following table sets forth HiSoft's net revenues by client industry for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Technology	$54,923	57.7%	$71,421	52.0%
BFSI	25,567	26.9%	40,365	29.4%
Others(1)	14,689	15.4%	25,471	18.6%

Total net revenues	$95,179	100.0%	$137,257	100.0%

(1)
Includes manufacturing, telecommunications and life sciences.

        HiSoft is primarily focused on clients in the technology and BFSI industries. In the six months ended June 30, 2011 and 2012, HiSoft's growth in net revenue from both technology and BFSI industries was primarily driven by the increase in demand for outsourced technology services.

        HiSoft aims to continue to strengthen its expertise in the technology and BFSI industries to leverage its existing industry knowledge to serve more clients within these industries and to penetrate additional sub-segments within these industries.

        HiSoft typically enters into a master services agreement with its clients which provides a framework for services that is then supplemented by statements of work, which specify the particulars of individual engagements, including the services to be performed, pricing terms and performance criteria. HiSoft's selling cycle for concluding master services agreements with new clients frequently exceeds six months. HiSoft usually then starts providing a limited set of services to the client to demonstrate its capabilities, including, if required, gaining certification by that client as an approved outsourced services provider. HiSoft then gradually expands the scope and range of services provided to the client over a period of months or years. Based on HiSoft's experience, it often takes two to three years working with a client before HiSoft develops a significant revenue stream, which HiSoft defines as more than $1.0 million per year in net revenues, from that client. Increased revenue from existing clients has been and is expected to continue to be an important driver of HiSoft's revenue growth.

        Most of HiSoft's contracts are priced on a time-and-materials basis, with the remainder priced on a fixed-price basis. Net revenues from time-and-materials contracts accounted for 81.6% and 80.0% of HiSoft's total net revenues in the six months ended June 30, 2011 and 2012, respectively.

        HiSoft derives its net revenues from a combination of onshore and offshore delivery. HiSoft categorizes revenues from onshore work in the U.S. and Japan as onshore revenues. For the six months ended June 30, 2011 and, 2012, HiSoft's onshore revenues accounted for 16.6% and 20.1% of its net revenues, respectively.

Cost of Revenues, Gross Profit and Gross Margin

        The following table sets forth HiSoft's total net revenues, cost of revenues, gross profit and gross margin for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Total net revenues	$95,179	100.0%	$137,257	100.0%
Cost of revenues	(63,100)	(66.3)%	(88,743)	(64.7)%
Gross profit and gross margin	32,079	33.7%	48,514	35.3%

  Cost of Revenues

        The principal components of HiSoft's cost of revenues are salaries and other compensation expenses, including share-based compensation expenses, for employees directly responsible for the performance of client services. Salary and compensation expenses for senior management employees who are not directly responsible for the performance of client services, business development personnel and other personnel involved in support functions are included in operating expenses. Salaries and other compensation expenses of HiSoft's professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

        Wage levels for HiSoft's professionals in China are generally lower than those in client locations such as the U.S. and Japan. Moreover, wage levels vary across different regions of China, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, HiSoft's cost of revenues is significantly affected by the location from which it delivers services. HiSoft has begun to develop, and plans to continue developing, offshore delivery centers in cities with relatively lower wage levels, such as in Wuxi, Dalian and Xi'an, and has increased the proportion of its professionals in offshore delivery centers in cities with lower wage levels.

        Other expenses included in cost of revenues include travel expenses, facilities and depreciation and overhead cost related to the delivery of services, as well as costs of technical subcontractors, computer and data communications equipment maintenance costs and amortization of intangible assets acquired in business acquisitions.

  Gross Profit and Gross Margin

        Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit as a percentage of net revenues. HiSoft's gross profit and gross margin are affected by factors which affect its net revenues, such as overall demand for outsourced technology services, and cost of revenues, such as wage levels. Changes in its gross profit and gross margin are also driven by factors such as, but are not limited to, HiSoft's ability to efficiently implement the delivery process improvements to optimize the mix of services delivered onshore versus offshore and maintain the appropriate staffing levels, changes in pricing terms and variation in the duration, type, size, timing and scope of its engagements.

        HiSoft's gross margin for both IT services and research and development services improved for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 primarily due to the low margin for the six months ended June 30, 2011 caused by the earthquake that struck Japan in March 2011 and the subsequent tsunami. In addition, HiSoft's continued efforts to improve its service delivery processes through more stringent cost control measures designed to align its staffing levels with the expected needs of its client projects, thereby improving the efficiency of its operations.

Operating Expenses

        HiSoft's operating expenses principally consist of selling and marketing expenses and general and administrative expenses. The following sets forth HiSoft's general and administrative expenses and selling and marketing expenses for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
General and administrative expenses	$(17,623)	(18.5)%	$(24,963)	(18.2)%
Selling and marketing expenses	(7,362)	(7.7)%	(10,737)	(7.8)%
Change in fair value of contingent consideration	(652)	(0.7)%	346	0.3%

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and other compensation expenses of management, bad debt provision expense, utilities, legal and audit fees, ongoing information technology, telecommunications and other systems costs, and other administrative costs not related to the delivery of services. General and administrative expenses also include an allocation of HiSoft's share-based compensation charges based on the nature of work that certain employees were assigned to perform.

        HiSoft's general and administrative expenses have increased primarily as a result of its expanding operations and the hiring of a number of senior executive and management staff to support its growth. HiSoft expects its general and administrative expenses to continue to increase in absolute terms as its business expands but will generally remain steady or slightly decrease as a percentage of its net revenues.

  Selling and Marketing Expenses

        Selling and marketing expenses consist primarily of salaries, commissions and other compensation expenses relating to sales and marketing personnel, travel, brand building, and other expenses relating to its marketing activities. Selling and marketing expenses have risen significantly in the past due to its increased business development and marketing activities, as well as its expansion into research and development services.

        HiSoft's selling and marketing expenses in the six months ended June 30, 2011 and 2012, including amortization of intangible assets acquired in recent acquisitions, were $0.7 million and $1.6 million, respectively. The intangible assets primarily consist of the value of the acquired client base and contract backlog. HiSoft's selling and marketing expenses excluding amortization of intangible assets were $6.7 million and $9.2 million for the six months ended June 30, 2011 and 2012, respectively.

        HiSoft anticipates its sales and marketing expenses will continue to increase as it continues to build sales and marketing teams in its target markets, primarily in China and Asia South.

  Change in fair value of contingent consideration

        In connection with the acquisitions, including Logoscript International S.L., Shenzhen Longhaul Information Technology Ltd., and Glory, HiSoft agreed to pay certain performance-based cash consideration, which was measured and recorded at estimated fair value at the acquisition date and subsequently remeasured to fair value in each reporting period until settlement. As of June 30, 2012, the change in fair value of the contingent consideration for the six months ended June 30, 2012 was an increase of $0.3 million compared to a decrease in fair value of contingent consideration of $0.7 million in the six months ended June 30, 2011.

Other Income and Expenses

        Other income and expenses consists primarily of interest income and expenses and changes in the fair values of warrants and foreign currency forward contracts.

Acquisitions

        The financial results for HiSoft's acquired businesses are consolidated in its operating results for periods after the acquisition. Therefore, HiSoft's financial results in corresponding prior periods may not be directly comparable.

        HiSoft's acquisitions in the six months ended June 30, 2012 include:

  •
  Logoscript International S.L., or Logoscript, a Spain-based software localization and technical translation services provider and its subsidiaries based in Spain, Brazil and Portugal;

  •
  Shenzhen Longhaul Information Technology Ltd., or Longhaul, a China-based SAP consulting services company; and

  •
  Beijing GloryCube Technology Co., Ltd., or Glory, a China-based IT service firm that specialized in CRM system design and implementation in the financial industry in China.

        For more information, see note 2 to HiSoft's unaudited condensed interim consolidated financial statements included in this joint proxy statement/prospectus.

        HiSoft anticipates that selective acquisitions will increase its scale, geographic presence and service offerings, expand its capabilities, and continue to be a significant source of revenue growth. Acquisition-related challenges include quickly and effectively integrating the acquired business and services into HiSoft's existing business and service offerings and retaining acquired clients and employees. As a result, HiSoft may not realize the benefits of its acquisitions as soon as anticipated or at all. Also, these challenges become more difficult as HiSoft expands its business from primarily operating in China to operating on a global basis.

        HiSoft had goodwill of $37.3 million and $42.9 million as of December 31, 2011 and June 30, 2012, respectively. HiSoft had acquisition-related intangible assets of $15.2 million and $17.5 million as of December 31, 2011 and June 30, 2012, respectively. HiSoft has and will continue to incur amortization expenses as it amortizes acquired intangible assets with definite lives over their estimated useful lives.

        HiSoft does not amortize its goodwill but tests it periodically for impairment. Impairment to HiSoft's intangible assets and goodwill may adversely affect its results of operations. For additional information, see "Item 3. Key Information.—D. Risk Factors—Relating to Our Business—If HiSoft is not successful in integrating and managing HiSoft's past and future strategic acquisitions, HiSoft's business and results of operations may suffer and HiSoft may incur exceptional expenses or write-offs" in the HiSoft 2011 20-F which is incorporated by reference into this joint proxy statement/prospectus.

Income Taxes

        Hisoft's income tax expense has increased from $0.8 million for the six months ended June 30, 2011 to $2.3 million for the six months ended June 30, 2012. The increase was mainly due to the increase of effective tax rate for the comparative periods.

        HiSoft's effective income tax rate for the six months ended June 30, 2011 and 2012 was 11.0% and 15.0%, respectively. The change was primarily due to (i) the tax rate of Wuxi HiSoft Services Ltd.

increased from nil to 12.5% as its tax exemption period has elapsed starting from January 1, 2012, and (ii) the higher tax rates of certain newly acquired entities.

Results of Operations

        The following table sets forth a summary of HiSoft's consolidated results of operations for the six months ended June 30, 2011 and 2012. This information should be read together with HiSoft's unaudited condensed consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2011		2012
	(dollars in thousands, except for percentages)
Summary Consolidated Statements of Operating Data
Net revenues	$95,179	100.0%	$137,257	100.0%
Cost of revenues(1)(2)	(63,100)	(66.3)%	(88,743)	(64.7)%
Gross profit	32,079	33.7%	48,514	35.3%
Operating expenses:
General and administrative(2)	(17,623)	(18.5)%	(24,963)	(18.2)%
Selling and marketing(1)(2)	(7,362)	(7.7)%	(10,737)	(7.8)%
Change in fair value of contingent consideration	(652)	(0.7)%	346	0.3%
Total operating expenses	(25,637)	(26.9)%	(35,354)	(25.8)%
Income from operations	6,442	6.8%	13,160	9.6%
Other income (expenses):
Interest expense	(52)	(0.1)%	(18)	*
Interest income	1,324	1.4%	2,117	1.5%
Change in fair value of foreign-currency forward contract	(53)	(0.1)%	(44)	*

Total other income	1,219	1.3%	2,055	1.5%

Income before income tax expense	7,661	8.0%	15,215	11.1%
Income tax expense	(843)	(0.9)%	(2,282)	(1.7)%

Net income	6,818	7.1%	12,933	9.4%
Net income attributable to noncontrolling interest	(127)	(0.1)%	(492)	(0.3)%

Net income attributable to Hisoft Technology International Limited	$6,691	7.0%	$12,441	9.1%

(1)
Includes acquisition-related amortization of intangible assets totaling $0.8 million and $2.2 million for the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Six Months Ended June 30,
	2011	2012
	(dollars in thousands)
Cost of revenues	$179	$640
Operating expenses:
Selling and marketing	667	1,568
(2)
Includes share-based compensation charges totaling $2.3 million and $3.8 million for the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Six Months Ended June 30,
	2011	2012
	(dollars in thousands)
Cost of revenues	$181	$47
Operating expenses:
General and administrative	1,823	3,505
Selling and marketing	287	254
*
Less than 0.1%

Comparison of the Six Months Ended June 30, 2011 and the Six Months Ended June 30, 2012

  Net Revenues

        Total net revenues increased by $42.1 million, or 44.2%, from $95.2 million in the six months ended June 30, 2011 to $137.3 million in the six months ended June 30, 2012. HiSoft's two lines of services, IT services and research and development services, recorded year-on-year increases in net revenues of $28.6 million, or 54.6%, and $13.5 million, or 31.5%, respectively. Included in HiSoft's IT services are its CPS services, which comprise a portfolio of high value-added solutions. CPS services recorded revenue growth of 151.0% in the six months ended June 30, 2012 compared to the corresponding period in 2011 as a result of strong demand from customers in Greater China and the United States. Another component of HiSoft's IT services, ADM, also recorded revenue growth of 25.6% in the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

  Cost of Revenues

        Total cost of revenues increased by $25.6 million, or 40.6%, from $63.1 million in the six months ended June 30, 2011 to $88.7 million in the six months ended June 30, 2012. The increase was primarily due to an increase in headcount, consistent with the growth of HiSoft's business operations.

  Gross Profit and Gross Margin

        As a result of the foregoing, gross profit increased by $16.4 million, or 51.2%, from $32.1 million in the six months ended June 30, 2011 to $48.5 million in the six months ended June 30, 2012. Gross margin increased from 33.7% in the six months ended June 30, 2011 to 35.3% in the six months ended June 30, 2012. The increase in HiSoft's gross margin was partly due to increased sales in higher value-added services of CPS services for the period ended 30 June 2012 as compared to the lower gross margin in the same corresponding period of 2011 mainly associated with the impact of the earthquake that struck Japan on March 2011 and the subsequent tsunami.

  Operating Expenses

        HiSoft's total operating expenses increased by $9.7 million, or 37.9%, from $25.6 million in the six months ended June 30, 2011 to $35.4 million in the six months ended June 30, 2012.

        General and administrative expenses.     HiSoft's general and administrative expenses increased by $7.3 million, or 41.7%, from $17.6 million in the six months ended June 30, 2011 to $25.0 million in the six months ended June 30, 2012. An increase in salary and compensation expenses of $4.4 million from the six months ended June 30, 2011 to the six months ended June 30, 2012 was the largest contributor to the increase in the general and administrative expenses. In addition, the increase was partially due to an increase in share-based compensation expenses of $1.7 million.

         Selling and marketing expenses.     HiSoft's selling and marketing expenses increased by $3.4 million, or 45.8%, from $7.4 million in the six months ended June 30, 2011 to $10.7 million in the six months ended June 30, 2012. This increase was primarily due to expenses resulted from strengthened sales teams.

        Change in Fair Value of Contingent Consideration.     The change in fair value of contingent consideration for the six months ended June 30, 2012 was an increase of $0.3 million compared to a decrease in fair value of contingent consideration of $0.7 million in the six months ended June 30, 2011.

  Operating Income and Operating Margin

        HiSoft's operating income increased by $6.7 million, or 104.3%, from $6.4 million in the six months ended June 30, 2011 to $13.2 million in the six months ended June 30, 2012.

        HiSoft's operating margin increased from 6.8% in the six months ended June 30, 2011 to 9.6% in the six months ended June 30, 2012. This increase was primarily due to increased sales of higher margin value-added services.

  Other Income

        Other income was $2.1 million in the six months ended June 30, 2012 compared to $1.2 million in the six months ended June 30, 2011. The increase was primarily due to additional purchase of term deposits in the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

  Income Tax Expense

        HiSoft incurred an income tax expense of $2.3 million in the six months ended June 30, 2012 compared to an income tax expense of $0.8 million in the six months ended June 30, 2011.

  Net Income

        As a result of the foregoing, HiSoft's net income attributable to Hisoft Technology International Limited increased to $12.4 million in the six months ended June 30, 2012 from net income of $6.7 million in the six months ended June 30, 2011.

Inflation

        According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.4% in 2011. Although HiSoft has not been materially and adversely affected by inflation in the past, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of the assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. HiSoft is unable to hedge its exposures to higher inflation in China.

Liquidity and Capital Resources

        As of December 31, 2011 and June 30, 2012, HiSoft had approximately $113.9 million and $90.4 million in cash and cash equivalents, respectively. The decrease in cash and cash equivalents from December 31, 2011 to June 30, 2012 was primarily due to net cash used in operating activities of approximately $2.0 million and net cash used in investing activities of approximately $19.3 million. HiSoft's cash and cash equivalents consist primarily of cash on hand and highly liquid investments. HiSoft believes that its cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for at least the next 12 months. The following table sets forth a summary of HiSoft cash flows for the periods indicated:

	Six Months Ended June 30,
	2011	2012
	(dollars in thousands)
Net cash provided by (used in) operating activities	$6,822	$(2,020)
Net cash used in investing activities	(5,164)	(19,335)
Net cash used in financing activities	(40,287)	(1,810)
Effect of foreign exchange rate changes on cash	1,939	(266)
Net decrease in cash and cash equivalents	(36,690)	(23,431)
Cash and cash equivalents at beginning of period	169,893	113,856
Cash and cash equivalents at end of period	133,203	90,425

        HiSoft had $21.7 million and $36.0 million in term deposits as of December 31, 2011 and June 30, 2012, respectively. Total cash and cash equivalents, restricted cash and term deposits as of December 31, 2011 and June 30, 2012 were $136.8 million and $127.8 million, respectively.

        Historically a majority of HiSoft's revenues have been earned by its PRC subsidiaries. However, PRC regulations restrict the ability of HiSoft's PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by HiSoft's PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of HiSoft's PRC subsidiaries is also required under PRC laws and regulations to set aside or contribute certain amount of its annual after-tax profits for various funds such as statutory general reserve fund, public welfare fund and enterprise expansion fund, which further affects the amount of after-tax profits available for dividend distribution. The total amount of HiSoft's restricted net assets was $117.6 million and $118.5 million as of December 31, 2011 and June 30, 2012. Any limitations on the ability of HiSoft's PRC subsidiaries to transfer funds to it could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends and otherwise fund and conduct business.

  Operating Activities

        Net cash used in operating activities was $2.0 million for six months ended June 30, 2012 compared to net cash provided by operating activities of $6.8 million for corresponding period in 2011. The change in net cash provided by (used in) operating activities was primarily due to an increase in the number of fixed-price contracts entered into with customers in China and Singapore and a $6.8 million annual cash bonus paid to management and sales teams in January 2012.

        HiSoft's days sales outstanding were 93 days and 96 days for the six months ended June 30, 2011 and 2012, respectively.

  Investing Activities

        Net cash used in investing activities largely reflects (i) capital expenditures, which principally consists of purchases of property, plant and equipment made in connection with the expansion and upgrade of HiSoft's service delivery centers, (ii) HiSoft's business acquisitions and (iii) term deposits. Cash used in investing activities increased from $5.2 million for the six months ended June 30, 2011 to $19.3 million for the six months ended June 30, 2012. This was primarily due to the purchase of term deposits of $14.7 million. HiSoft expects its cash used in investing activities over the next several years to continue to be primarily driven by business acquisitions and purchases of property, plant and equipment.

  Financing Activities

        Net cash used in financing activities for the six months ended June 30, 2011 was $40.3 million, primarily consisting of $40.0 million in repayment of bank loan and payment of contingent consideration of $5.3 million. This was offset by the cash provided through the proceeds of $4.2 million received from issuance of common share under employee option plan. Net cash used in financing activities for the six months ended June 30, 2012 was $1.8 million, primarily consisting of the payment of contingent consideration of $2.9 million. This was offset by the cash provided through the proceeds of $1.3 million received from issuance of common share under employee option plan.

Contingent Acquisition Payments

        As of June 30, 2012, in connection with HiSoft's recent acquisitions, HiSoft had agreed to make contingent payments of up to $22.3 million in cash, subject to the achievement of certain financial performance targets during various periods from July 1, 2012 to April 30, 2015.

Capital Expenditures

        HiSoft's capital expenditures are incurred primarily in connection with purchases of equipment, leasehold improvements and investment in equipment, technology and operating systems. HiSoft's capital expenditures were $2.3 million in the six months ended 2012, primarily related to purchasing new equipment for new employees and to replace existing equipment.

        In July 2012, the Group entered into a framework agreement with the Administrative Committee of the Wuxi State Hi-Tech Zone to purchase a campus facility of approximately 21,225 square meters in Wuxi city, Jiangsu province, China, for an estimated aggregate consideration of approximately $22 million. The parties will enter into a separate agreement containing detailed terms to implement the purchase.

Off-Balance Sheet Arrangements

        Other than the transactions set forth under "Contractual Obligations" above, HiSoft does not have any outstanding off-balance sheet commitments or arrangements, including off-balance sheet guarantees or interest rate swap transactions. In HiSoft's ongoing business, it does not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

SELECTED CONSOLIDATED FINANCIAL DATA OF VANCEINFO

        The table below sets forth the selected historical consolidated statement of operations data of VanceInfo for the five years ended December 31, 2011 and the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data of VanceInfo as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012. The selected historical consolidated statement of operations data (other than ADS data) for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from the audited consolidated financial statements included in the VanceInfo 2011 20-F, which is incorporated by reference into this joint proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data as of June 30, 2012 have been derived from VanceInfo's unaudited condensed interim consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data (other than ADS data and Note (1) which was obtained from information provided by management in the table below) for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008, and 2009 have been derived from the audited historical consolidated financial statements of VanceInfo which are not included herein.

        You should read the following selected historical financial information for VanceInfo in conjunction with the audited historical consolidated financial statements of VanceInfo and related notes and "Item 5. Operating and Financial Review and Prospects," which are contained in the VanceInfo 2011 20-F which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on page 199 and 200, respectively.

        The historical consolidated financial data for VanceInfo has been prepared in accordance with U.S. GAAP. The historical results of VanceInfo do not necessarily indicate results expected for any future periods.

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$62,714	$102,663	$148,066	$211,550	$283,137	$125,655	$180,853
Cost of revenues(1)(2)	38,544	62,911	90,830	130,035	184,518	79,308	122,892
Gross profit	24,170	39,752	57,236	81,515	98,619	46,347	57,961
Operating Expenses(1)(2)	16,180	25,905	34,710	51,901	81,848	33,713	50,333
Other operating income	860	858	413	2,036	3,172	1,230	951
Income from operations	8,850	14,705	22,877	31,871	20,863	14,466	8,663
Income tax expense	(174)	(1,298)	(2,089)	(2,518)	(1,075)	(1,688)	(1,514)
Net income	9,621	16,089	21,508	29,863	22,193	14,063	8,014
Non-controlling interest	(52)	84	—	—	—	—	—
Net income attributable to VanceInfo Technologies Inc.	$9,569	$16,173	$21,508	$29,863	$22,193	$14,063	$8,014
Deemed dividend on Series A convertible redeemable preferred shares	(632)	—	—	—	—	—	—
Net income attributable to holders of common shares	$8,937	$16,173	$21,508	$29,863	$22,193	$14,063	$8,014

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Net income per common share:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51	$0.32	$0.19
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49	$0.31	$0.18
Net income from operations per common share:
Basic	$0.22	$0.39	$0.60	$0.79	$0.48	$0.33	$0.21
Diluted	$0.19	$0.36	$0.55	$0.73	$0.46	$0.31	$0.20
Net income per ADS:
Basic	$0.22	$0.43	$0.56	$0.74	$0.51	$0.32	$0.19
Diluted	$0.19	$0.40	$0.52	$0.69	$0.49	$0.31	$0.18
Weighted average common shares used in calculating income per common share:
Basic	11,426,183	37,276,306	38,389,495	40,298,060	43,103,190	43,753,968	42,210,996
Diluted	13,446,087	40,695,982	41,576,217	43,406,080	45,248,469	45,992,676	43,903,951
Weighted average ADSs used in calculating net income per ADS:
Basic	11,426,183	37,276,306	38,389,495	40,298,060	43,103,190	43,753,968	42,210,996
Diluted	13,446,087	40,695,982	41,576,217	43,406,080	45,248,469	45,992,676	43,903,951

(1)
Includes acquisition-related amortization of intangible assets totaling US$0.8 million, US$0.8 million, US$1.7 million, US$2.0 million and US$3.5 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$1.2 million and US$2.4 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$—	$—	$347	$138	$—	$—	$—
Selling, general and administrative expenses	761	823	1,321	1,885	3,549	1,238	2,400
(2)
Includes share-based compensation charges totaling US$1.0 million, US$1.4 million, US$1.6 million, US$3.2 million and US$8.4 million in 2007, 2008, 2009, 2010 and 2011, respectively, and US$3.9 million and US$4.5 million in the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Cost of revenues	$111	$265	$313	$492	$762	$296	$481
Selling, general and administrative expenses	885	1,126	1,252	2,755	7,682	3,566	4,056

        The following table presents a summary of VanceInfo's selected consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011 and June 30, 2012:

	As of December 31,
						As of June 30, 2012
	2007	2008	2009	2010	2011
	(dollars in thousands except share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,835	$79,963	$64,057	$161,265	$96,170	$76,432
Total assets	129,076	155,451	205,191	351,639	385,896	395,741
Total liabilities	18,068	23,948	42,629	55,472	82,452	78,117
Non-controlling interest	630	—	—	—	—	—
Ordinary shares	37	39	39	45	42	42
Total VanceInfo Technology Inc. shareholders' equity	110,378	131,503	162,562	296,167	303,444	317,624
Total liabilities and equity	129,076	155,451	205,191	351,639	385,896	395,741

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF VANCEINFO

        The consolidated interim financial data for VanceInfo as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 included in this section have been prepared in accordance with U.S. GAAP and have been derived from VanceInfo's unaudited condensed interim consolidated financial statements included in this proxy statement/prospectus.

Overview

        VanceInfo is an IT service provider and one of the leading offshore software development companies in China. VanceInfo delivers a comprehensive range of IT services through its globally integrated network of onsite and offsite delivery locations, primarily in China, to enable its clients to focus on their core competencies and improve operating efficiencies. VanceInfo's IT services include research and development outsourcing services, consulting and solutions services, application management services as well as other solutions and services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting selected industries with high growth potential for IT services such as telecommunications, high technology, banking, financial services and insurance, travel services, manufacturing, retail and distribution. VanceInfo has a team of over 14,000 professionals as of June 30, 2012 and operates a number of offshore development centers in China, and also delivers its services at clients' facilities or via its offices in major cities across China and in the United States, and in Japan. VanceInfo's net revenues grew from US$125.7 million for the six months ended June 30, 2011 to US$180.9 million for the six months ended June 30, 2012. VanceInfo's net income decreased from US$14.1 million for the six months ended June 30, 2011 to US$8.0 million for the six months ended June 30, 2012.

Factors Affecting Results of Operations

        VanceInfo believes the most significant factors that affect its business and results of operations are:

  •
  the overall economic conditions in VanceInfo's principal geographic markets, which may affect market demand for offshore IT services;

  •
  the quality and portfolio of VanceInfo's service lines and industry expertise compared with those of its competitors;

  •
  the billing rates and utilization rates of VanceInfo's professionals, its compensation and benefit expenses and other operating costs and expenses;

  •
  the availability of a large talent pool in China and wage level of qualified professionals; and

  •
  the PRC government's investment in infrastructure construction and adoption of various incentives in the IT services industry.

VanceInfo's management evaluates its results of operations by examining financial and operating data in a variety of categories, including service lines, clients, and geographic markets. VanceInfo manages and markets its business according to its service lines and industry practices. VanceInfo's IT services include research and development outsourcing services, consulting and solutions services, application management services as well as other solutions and services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan.

Net Revenues

        VanceInfo's net revenues are net of business tax and other sales tax. In recent years, VanceInfo has experienced rapid growth and significantly expanded its business. VanceInfo's net revenues grew from US$125.7 million for the six months ended June 30, 2011 to US$180.9 million for the six months ended June 30, 2012.

        Set forth below are breakdowns of VanceInfo's net revenues by service lines, clients, and geographic markets.

Net Revenues by Service Lines

        VanceInfo derives net revenues from the provision of research and development outsourcing services, consulting and solutions services, application management services and other solutions and services. Research and development outsourcing services consist of the research and development service line and the globalization and localization service line. Consulting and solutions services consist of consulting, business intelligence, enterprise resource planning, or ERP, implementation and industry-specific solutions. Application management services consist of application development and maintenance, and quality assurance and testing services. Other solutions and services consist of business process outsourcing and system integration services.

        Set forth below is VanceInfo's net revenue breakdown by service lines for the periods indicated:

	Six Months Ended June 30,
	2011		2012
	(in US$ thousands, except for percentages)
Research and Development Outsourcing Services	$70,010	55.7%	$89,915	49.7%
Consulting and Solutions Services	10,175	8.1%	21,441	11.9%
Application Management Services	41,281	32.9%	61,788	34.2%
Other Solutions & Services	4,189	3.3%	7,709	4.2%

Total net revenues	$125,655	100.0%	$180,853	100.0%

        Research and development services have accounted for a majority of VanceInfo's net revenues in the six months ended June 30, 2011, but decreased to slightly below 50% in the six months ended June 30, 2012. VanceInfo's net revenues from consulting and solutions services, application management services and other solutions and services increased in both its absolute number and as a percentage of its total net revenues in the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

Net Revenues by Clients

        VanceInfo has achieved strong revenue growth by focusing on select, long-term client relationships that it refers to as strategic accounts. Currently, VanceInfo's strategic accounts include Expedia, Huawei, Microsoft, a European mobile handset manufacturer and TIBCO, and VanceInfo commenced its relationships with them in 2009, 2004, 1997, 2007 and 2005, respectively, and has steadily expanded its business and service offerings to these clients since then.Net revenues from these clients grew from US$68.7 million in the six months ended June 30, 2011, to US$96.5 million in the six months ended June 30, 2012. As illustrated in the table below, a significant proportion of VanceInfo's net revenues has been derived from a limited number of clients. In the six months ended June 30, 2011, each of Huawei and Microsoft accounted for 10% or more of VanceInfo's net revenues, and in the aggregate accounted for 37.0% of VanceInfo's net revenues. In the six months ended June 30, 2012, each of Huawei and Microsoft accounted for 10% or more of VanceInfo's net revenues, and in the aggregate accounted for 39.4% of VanceInfo's net revenues.

        VanceInfo initially developed relationships with certain divisions of Microsoft and Huawei, based on which VanceInfo has cross-sold its wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and Huawei were primarily attributable to cross-selling and enhanced relationships.

        In recent years, VanceInfo has devoted efforts to diversifying its client base by implementing various initiatives, including adding new strategic accounts, expanding its industry practices and increasing its service lines. The percentage of VanceInfo's net revenues derived from its top five clients decreased from 54.7% in the six months ended June 30, 2011 to 53.4% in the six months ended June 30, 2012. The percentage of VanceInfo's net revenues derived from its top ten clients decreased from 66.3% in the six months ended June 30, 2011 to 62.3% in the six months ended June 30, 2012.

	Six Months Ended June 30,
	2011		2012
	(in US$ thousands, except for percentages)
Clients accounting for 10% or more of VanceInfo's net revenues	$46,467	37.0%	$71,334	39.4%
Top five clients	68,738	54.7%	96,497	53.4%
Top 10 clients	$83,348	66.3%	$112,592	62.3%

        The volume of work VanceInfo performs for specific clients is likely to vary from year to year, as VanceInfo typically is not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of its net revenues in a subsequent year.

Net Revenues by Geographic Markets

        VanceInfo records its net revenues based on the geographic regions in which the headquarters of its clients are located irrespective of the location of the specific client entity which it serves or the locations at which its services are delivered or the invoice is rendered. VanceInfo classifies its net revenues primarily into four geographic markets: Greater China, the United States, Europe and Japan. VanceInfo typically provides IT services to its clients to enhance and facilitate its operations in Greater China. As the table below illustrates, a significant portion of VanceInfo's net revenues is derived from clients headquartered in Greater China and the United States.

	Six Months Ended June 30,
	2011		2012
	(in US$ thousands, except for percentages)
Greater China(1)	$59,213	47.1%	$85,849	47.5%
United States(1)	41,011	32.6%	63,007	34.8%
Europe(1)	20,342	16.2%	20,207	11.2%
Japan(1)	4,078	3.2%	7,764	4.3%
Others	1,011	0.9%	4,026	2.2%

Total net revenues	$125,655	100.0%	$180,853	100.0%

(1)
Countries or regions where the headquarters of VanceInfo's clients are located.

Cost of Revenues

  Cost of Revenues

        Cost of revenues represented 63.1% and 68.0% of VanceInfo's net revenues for the six months ended June 30, 2011 and 2012, respectively. VanceInfo's cost of revenues largely consists of compensation and benefit expenses of its professionals, including share-based compensation expenses, subcontracting costs, travel expenses, rental expenses, depreciation expenses relating to computers and equipment used by its professionals, telecommunications expenses and office expenses. VanceInfo also includes the government subsidies received from the local government authorities to encourage its recruitment and training of new college graduates, or graduate recruitment and training-related government subsidies, as a deduction to cost of revenues.

        The principal component of VanceInfo's cost of revenues is the compensation and benefit expenses of its professionals. A majority of VanceInfo's professionals are located in China, where labor costs in the IT services industry are relatively low. In the six months ended June 30, 2012, VanceInfo's compensation and benefit expenses in respect of its professionals, excluding share-based compensation expenses, were US$105.1 million, compared to US$66.9 million in the six months ended June 30, 2011. As wages in China continue to increase, VanceInfo may experience increases in its compensation and benefit expenses. To control its compensation cost, VanceInfo will continue to recruit entry level professionals from outside the major cities in China and increase in college hires where compensation tends to be lower. VanceInfo seeks to maintain compensation levels in accordance with prevailing trends in its industry in China.

        The utilization rates of VanceInfo's professionals also affect its gross profits. VanceInfo defines professionals' utilization rate as the proportion of total billed man-months or man-hours to total available man-months or man-hours, including professionals in training, during holidays and on vacation. VanceInfo manages utilization by monitoring project requirements and timetables. The number of professionals assigned to a project varies according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could also cause VanceInfo to experience lower professional utilization rate resulting from a higher than expected number of unassigned professionals. In addition, VanceInfo does not fully utilize its professionals when they are enrolled in training programs.

        VanceInfo's subcontractor cost includes expenses it incurs for hiring subcontractors and freelancers from time to time. VanceInfo uses subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In the six months ended June 30, 2012, it incurred a subcontracting cost of US$10.2 million, compared to US$7.3 million in the six months ended June 30, 2011.

        VanceInfo incurs travel expenses primarily due to its professionals' traveling to perform onsite work for projects. In the six months ended June 30, 2012, VanceInfo's travel expenses were US$2.7 million, compared to US$2.0 million in the six months ended June 30, 2011. VanceInfo expects its travel expenses to increase as its overseas onshore services and enterprise solutions services provided to domestic clients grow. VanceInfo plans to explore opportunities to establish additional overseas delivery offices, expand onshore delivery teams and expand into second-tier cities in China according to market demand and client preferences, which will also increase its professionals' travel expenses overseas and in China.

        VanceInfo's graduate recruitment and training-related government subsidies as a deduction to cost of revenues were US$1.3 million and US$1.5 million in the six months ended June 30, 2012 and 2011, respectively. However, VanceInfo's continued eligibility for such government subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies.

Operating Expenses

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses represented 26.8% and 27.8% of VanceInfo's net revenues for the six months ended June 30, 2011 and 2012, respectively. Selling, general and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to VanceInfo's personnel, rental expenses, depreciation and amortization expenses and overhead expenses, travel and advertising expenses, selling and marketing-related office expenses. Selling, general and administrative expenses also include legal and other professional fees and miscellaneous administrative costs. VanceInfo expects its selling, general and administrative expenses to increase as it hires additional personnel, increases its sales efforts and targets new markets, establishes new sales offices both in China and overseas, invests in research and development of solutions for its internal usage, upgrades its ERP system, enhances management training, initiates additional marketing programs to further build its brand, and incurs expenses to support its operations as a public company, including compliance-related costs.

  Share-based Compensation Expenses

        VanceInfo adopted its 2005 Stock Plan in November 2005 and amended the plan in April and May 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. VanceInfo adopted its 2007 Share Incentive Plan in July 2007 and amended the plan in August 2007. Under the 2005 Stock Plan, VanceInfo has reserved 4,267,500 ordinary shares for issuance upon exercise of awards granted thereunder. Under the 2007 Share Incentive Plan, VanceInfo has authorized the issuance of up to 1,100,000 ordinary shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008, upon exercise of awards granted thereunder. VanceInfo granted options to purchase and restricted share units for up to 377,654 and 335,248 ordinary shares to its directors, officers and other employees in the six months ended June 30, 2011 and 2012, respectively. As of June 30, 2012, there were 1,126,482 ordinary shares issuable upon exercise of outstanding options under VanceInfo's 2005 Stock Plan, as amended, and 3,288,117 ordinary shares issuable upon exercise of outstanding options and restricted share units under VanceInfo's 2007 Share Incentive Plan, as amended.

        In October 2011, one of VanceInfo's wholly owned subsidiaries, VanceInfo Financial Solutions Limited, or VanceInfo Financial Solutions, adopted the VFS 2011 Share Incentive Plan, under which VanceInfo Financial Solutions has authorized the issuance of up to 1,000,000 ordinary shares of VanceInfo Financial Solutions upon exercise of awards granted thereunder. As of June 30, 2012, there were 1,000,000 ordinary shares of VanceInfo Financial Solutions issuable for outstanding restricted share units under the VFS 2011 Share Incentive Plan.

        VanceInfo recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

	Six Months Ended June 30,
	2011	2012
	(in US$ thousands)
Share-based compensation expenses:
Cost of revenues	$296	$481
Selling, general and administrative expenses	3,566	4,056

Total	$3,862	$4,537

        As of June 30, 2012, the unamortized compensation expenses in connection with VanceInfo's outstanding options and restricted share units were US$9.3 million.

Other Operating Income

        Other operating income primarily relates to subsidies received from the PRC local government for meeting the conditions required by various incentive policies, such as passing certain technological certification. VanceInfo's continued eligibility for such subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies. Upon expiration of these government subsidies, VanceInfo will consider available options, in accordance with applicable laws, that would enable VanceInfo to qualify for further government subsidies to the extent they are then available to it.

Tax

        VanceInfo's total income tax expenses have decreased from US$1.7 million for the six months ended June 30, 2011 to US$1.5 million for the six months ended June 30, 2012. The decrease was due to the 43% decline of income before income tax even though the effective income tax rate increases.

        VanceInfo's effective income tax rate for the six months ended June 30, 2011 and 2012 was 10.7% and 15.9%, respectively. The change was primarily due to the tax rates of Shenzhen VanceInfo Creative Software Technology Limited and VanceInfo Data Service (Shanghai) Co., Ltd. increased from 0% to 12.5% and from 12% to 25%, respectively as their tax exemption/reduction periods had elapsed starting from January 1, 2012.

Accounts receivable

        As of June 30, 2012, VanceInfo's total billed and unbilled accounts receivable totaled US$151.6 million, net of allowances for doubtful accounts. Since VanceInfo generally does not require collateral or other security from its clients, it establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of June 30, 2012, the provision made for doubtful accounts was US$3.0 million. VanceInfo's management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to its clients' financial condition or general economic conditions. VanceInfo is focusing on improving its cash collection procedures.

        VanceInfo's billed accounts receivable represents the amounts billed based on agreed-upon project milestones or billing terms that remain uncollected, and correspond to the period between billing and collection. As of June 30, 2012, its billed accounts receivable, net of allowance for doubtful accounts, totaled US$48.9 million.

        The following table sets forth the aging schedule of VanceInfo's billed accounts receivable, net of allowance for doubtful accounts, as of June 30, 2012:

	As of June 30, 2012
	Billed	% of Total Billed
	(in US$ thousands, except for percentages)
Within 90 days	$42,490	87.0%
91-360 days	5,071	10.4%
> 360 days	1,295	2.6%

Total	$48,856	100.0%

        As of June 30, 2012, VanceInfo's unbilled accounts receivable, net of allowance for doubtful accounts, totaled US$102.7 million. The unbilled accounts receivable represents the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period primarily arises from VanceInfo's fixed-price contracts as it normally sends monthly billings for time-and-material contracts while fixed-price contracts are billed out according to the specific contract terms. Such contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. Generally the payment amount upon achieving each milestone is specified in the contracts and based on which VanceInfo bills the clients.

Meanwhile revenue is recognized under proportional performance method based on the hours incurred in achieving that milestone against VanceInfo's latest estimate of total hours to complete the contract.

        In addition, a majority of VanceInfo's non-PRC clients (based on the location of client's contract signing entities) generally signed the time-and-material contracts and a majority of VanceInfo's PRC clients (based on the location of client's contract signing entities) signed the fixed-price contracts with VanceInfo. Generally, VanceInfo does not offer different contractual payment terms between PRC and non-PRC clients. However, in practice, VanceInfo's PRC clients may request longer billing terms of 90 to 180 days comparing to the normal billing terms of 30 to 60 days offered to non-PRC clients or request VanceInfo to issue the billings after the stated billing period, which causes the actual payment schedule for fixed-price projects with PRC clients being longer than that of time-and-material projects with non-PRC clients.

        As of June 30, 2012, VanceInfo's unbilled accounts receivable (net of allowance for doubtful accounts) accounted for 67.8% of VanceInfo's total accounts receivable (net of allowance for doubtful accounts). In the six months ended June 30, 2012, VanceInfo's revenues from the fixed-price contracts increased by 33.3% compared with that in the six months ended June 30, 2011. Moreover, 76.4% of fixed-price revenues were derived from PRC clients in the six months ended June 30, 2012.

Results of Operations

        The following table sets forth a summary of VanceInfo's consolidated results of operations for the six months ended June 30, 2011 and 2012. This information should be read together with VanceInfo's unaudited condensed consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2011		2012
	(in US$ thousands, except for percentages)
Summary Consolidated Statements of Operating Data
Net revenues	$125,655	100.0%	$180,853	100.0%
Cost of revenues(1)(2)	(79,308)	(63.1)%	(122,892)	(68.0)%
Gross profit	46,347	36.9%	57,961	32.0%
Selling, general and administrative(1)(2)	(33,713)	(26.8)%	(50,333)	(27.8)%
Total operating expenses	(33,713)	(26.8)%	(50,333)	(27.8)%
Change in fair value of contingent consideration	602	0.5%	84	*
Other operating income	1,230	1.0%	951	0.5%

Income from operation	14,466	11.5%	8,663	4.8%
Interest income	1,226	1.0%	1,061	0.6%
Interest expense	(90)	(0.1)%	(109)	(0.1)%
Exchange differences	(330)	(0.3)%	(118)	(0.1)%
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisitions	514	0.4%	—	*

Income before income taxes and earnings in equity method investment	15,786	12.6%	9,497	5.3%
Income tax expense	(1,688)	(1.3)%	(1,514)	(0.8)%

Income before earnings in equity method investment	14,098	11.2%	7,983	4.4%
(Loss) earnings in equity method investment	(35)	*	31	*

Net income	14,063	11.2%	8,014	4.4%

Net income attributable to VanceInfo Technologies Inc. shareholders	$14,063	11.2%	$8,014	4.4%

(1)
Includes acquisition-related amortization of intangible assets totaling $1.2 million and $2.4 million for the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Six Months Ended June 30,
	2011	2012
	(in US$ thousands)
Cost of revenues	$—	$—
Selling, general and administrative expenses	1,238	2,400
(2)
Includes share-based compensation charges totaling $3.9 million and $4.5 million for the six months ended June 30, 2011 and 2012, respectively, allocated as follows:

	Six Months Ended June 30,
	2011	2012
	(in US$ thousands)
Cost of revenues	$296	$481
Selling, general and administrative expenses	3,566	4,056
*
Less than 0.1%

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2012

Net Revenues

        VanceInfo's net revenues were US$180.9 million for the six months ended June 30, 2012, representing an increase of 43.9% from the net revenues of US$125.7 million for the six months ended June 30, 2011. The growth in the net revenues was primarily due to an increase in sales volumes, which was primarily driven by the growing demand in both the Greater China and overseas markets except for European market.

        VanceInfo's revenues from the fixed-price contracts increased by 33.3% for the six months ended June 30, 2012 compared with the same period in 2011. In addition, a majority of the non-PRC clients generally signed the time-and-material contracts and a majority of the PRC clients signed the fixed-price contracts with VanceInfo. The revenues from the PRC clients for the six months ended June 30, 2012 increased by 45.0% compared with the same period in 2011. 54.8% of its time-and-material revenues for the six months ended June 30, 2012 was generated from the PRC clients and 76.4% of fixed-price revenues for the six months ended June 30, 2012 was generated from the PRC clients.

        The breakdown of revenues by types of contracts is as follows:

	For the Six Months Ended June 30,
	2011	2012
	(in US$ thousands)
Time-and-material contracts	$81,739	$120,380
Fixed-price contracts	43,313	57,751
Others	603	2,722

Total	$125,655	$180,853

Cost of Revenues

        VanceInfo's cost of revenues was US$122.9 million for the six months ended June 30, 2012, representing an increase of 55.0% from its cost of revenues of US$79.3 million for the six months ended June 30, 2011. The increase in its cost of revenues was primarily due to an increase in compensation and benefit expenses of the professionals as a result of increases in the number of and the average salary of the professionals and, to a lesser extent, an increase in subcontracting costs.

        VanceInfo's compensation and benefit expenses in respect of the professionals, excluding share-based compensation expenses, for the six months ended June 30, 2012 increased by 57.1% to US$105.1 million from US$66.9 million for the six months ended June 30, 2011, primarily due to increases in its number of professionals and the average salary of the professionals. VanceInfo's cost of revenues for the six months ended June 30, 2012 and the six months ended June 30, 2011 also included US$0.5 million and US$0.3 million, respectively, of share-based compensation expenses arising from share options and restricted share units granted to its professionals.

        VanceInfo's subcontracting costs increased to US$10.2 million for the six months ended June 30, 2012 from US$7.3 million for the six months ended June 30, 2011, primarily due to increases in business volumes and project scale.

        VanceInfo's travel expenses included in cost of revenues increased slightly to US$2.7 million for the six months ended June 30, 2012 from US$2.0 million for the six months ended June 30, 2011. The depreciation and amortization expenses included in cost of revenues increased slightly to US$1.3 million for the six months ended June 30, 2012 from US$0.9 million for the same period in 2011.

        VanceInfo's graduate recruitment and training-related government subsidies as a deduction to cost of revenues for the six months ended June 30 2012 were US$1.3 million compared with US$1.5 million for the six months ended June 30 2011.

Gross Profit and Gross Margin

        VanceInfo's gross profit was US$58.0 million for the six months ended June 30, 2012, representing an increase of 25.1% from its gross profit of US$46.3 million for the six months ended June 30, 2011. Gross margin decreased to 32.0% for the six months ended June 30, 2012 from 36.9% for the six months ended June 30, 2011. The lower gross margin for the six months ended June 30, 2012 reflected the wage inflation in excess of billing rate increase as compared to the same period in 2011, the negative impact from certain large customers as well as from the investment in the Banking, Financial Services and Insurance vertical and the Consulting and Solutions Services practice, which have been in the intensive build-up phase in the past several quarters.

Selling, General and Administrative Expenses

        VanceInfo's selling, general and administrative expenses were US$50.3 million for the six months ended June 30, 2012, representing an increase of 49.3% from US$33.7 million for the six months ended June 30, 2011. The increase in selling, general and administrative expenses was primarily due to increase in compensation and benefit expenses, amortization and depreciation expenses, and rental and utilities expenses as compared to the same period of last year.

        Compensation and benefit expenses in respect of selling, general and administrative employees, excluding share-based compensation expenses, increased by 48.0% to US$21.7 million for the six months ended June 30, 2012 from US$14.7 million for the six months ended June 30, 2011, primarily due to hiring more selling, general and administrative employees partly as a result of enhanced efforts in investment in consulting-oriented pre-sale activities and business development, and the increase in employees' average salary. VanceInfo's selling, general and administrative expenses for the six months ended June 30, 2012 also included US$4.1 million of share-based compensation expenses arising from share options and restricted share units granted to its selling, general and administrative employees compared to US$3.6 million of share-based compensation expenses for the six months ended June 30, 2011. Rental and utilities expenses increased to US$7.6 million for the six months ended June 30, 2012 from US$6.1 million for the same period in 2011, primarily due to its entering into new leases in major cities across China, Singapore and Australia. VanceInfo's amortization and depreciation expenses increased to US$5.0 million for the six months ended June 30, 2012 from US$3.7 million for the six months ended June 30, 2011 as a result of increase in its capital expenditures for the six months ended June 30, 2012 and its acquisitions in the first half of 2011 and 2012. VanceInfo's travel and advertising expenses also increased in the six months ended June 30, 2012 compared to the same period of 2011 primarily due to enhanced sales and marketing efforts.

Other Operating Income

        Other operating income was generated primarily from government subsidies other than graduate recruitment and training-related government subsidies. For the six months ended June 30, 2012, VanceInfo's government subsidies other than graduate recruitment and training-related government subsidies were US$0.5 million, a decrease from US$0.7 million for the six months ended June 30, 2011. For the first half of 2011 and 2012, VanceInfo was granted these government subsidies primarily due to incentives from local government authorities to, among other things, encourage the development of the industry in general and attract VanceInfo to open offices in local areas.

Income from Operations

        VanceInfo's income from operations was US$8.7 million for the six months ended June 30, 2012, representing a decrease of 40.1% from US$14.5 million for the six months ended June 30, 2011. The decrease was due to VanceInfo's higher selling, general and administrative expenses for the six months ended June 30, 2012 compared to the same period of 2011. Income from operations as a percentage of net revenues decreased to 4.8% for the six months ended June 30, 2012 from 11.5% for the six months ended June 30, 2011.

Interest Income

        VanceInfo's interest income amounted to US$1.0 million for the six months ended June 30, 2012 compared with US$1.1 million for the six months ended June 30, 2011.

Foreign Exchange Loss

        For the six months ended June 30, 2012, VanceInfo incurred foreign exchange loss of US$0.1 million, as compared to foreign exchange loss of US$0.3 million incurred for the same period of 2011. Its foreign exchange loss for the six months ended June 30, 2012 was largely due to the fluctuation of the US dollars against RMB and the loss in the forward exchange contract of Japanese Yen.

Provision for Income Tax

        VanceInfo's provision for income tax decreased to US$1.5 million for the six months ended June 30, 2012 from US$1.7 million for the six months ended June 30, 2011.

Net Income

        As a result of the foregoing, VanceInfo's net income was US$8.0 million for the six months ended June 30, 2012, representing a decrease of 43.0% from US$14.1 million for the six months ended June 30, 2011. Net income as a percentage of the net revenues decreased to 4.4% for the six months ended June 30, 2012 from 11.2% for the same period in 2011.

Liquidity and Capital Resources

Cash Flows and Working Capital

        VanceInfo's operations and growth have been financed by cash generated from operations and from the public offering proceeds. As of June 30, 2012, VanceInfo had US$76.4 million in cash and cash equivalents, compared to US$130.2 million as of June 30, 2011. The decrease in cash and cash equivalents from June 30, 2011 to June 30, 2012 was primarily due to payment for construction of VanceInfo new headquarters located in Beijing and various acquisitions.

        VanceInfo's working capital as of June 30, 2011 and 2012 was US$218.5 million and US$189.7 million, respectively, and had US$1.5 million and US$3.1 million in outstanding bank borrowings as of such dates.

        The following table shows the cash flows with respect to operating activities, investing activities and financing activities for the six months ended June 30, 2011 and 2012:

	For the Six Months Ended June 30,
	2011	2012
	(in US$ thousands)
Net cash provided by (used in) operating activities	$3,433	$(16,882)
Net cash used in investing activities	(15,473)	(2,866)
Net cash (used in) provided by financing activities	(19,821)	47
Effect of exchange rate changes	817	(37)
Net (decrease) increase in cash and cash equivalents	(31,861)	(19,701)
Cash and cash equivalents at the beginning of the period	161,265	96,170
Cash and cash equivalents at the end of the period	130,221	76,432

Operating Activities

        Net cash used in operating activities for the six months ended June 30, 2012 amounted to US$16.9 million. Net cash used in operating activities for the six months ended June 30, 2012 was primarily attributable to an increase of working capital requirement as a result of an increase in the scale of VanceInfo's business; partly offset by net income of US$8.0 million. VanceInfo's growing business generated substantial net cash inflow as its net revenues increased from US$125.7 million for the six months ended June 30, 2011 to US$180.9 million for the six months ended June 30, 2012, however its cost of revenues and selling, general and administrative expenses, after deducting non-cash items and items that did not affect its operating cash flow, increased to US$151.4 million for the six months ended June 30, 2012 from US$104.8 million for the same period in 2011. The days of sales outstanding were 128 days for the six months ended June 30, 2012, as compared to 124 days for the same period in 2011.

        Net cash provided by operating activities for the six months ended June 30, 2011 amounted to US$3.4 million. Net cash provided by operating activities for the six months ended June 30, 2011 was primarily attributable to net income of US$14.1 million; partly offset by an increase of working capital requirement as a result of an increase in the scale of VanceInfo's business. VanceInfo's growing business generated substantial net cash inflow as its net revenues increased from US$96.1 million for the six months ended June 30, 2010 to US$125.7 million for the same period in 2011, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect the operating cash flow, increased to US$104.8 million for the six months ended June 30, 2011 from US$75.7 million for the same period in 2010. The days of sales outstanding were 124 days for the six months ended June 30, 2011, as compared to 108 days for the same period in 2010.

Investing Activities

        Net cash used in investing activities was US$2.9 million for the six months ended June 30, 2012, primarily attributable to (i) US$8.4 million paid for construction in progress of VanceInfo's new headquarters located in Beijing, (ii) US$4.4 million for purchase of property and equipment, (iii) an increase of a US$1.6 million in restricted cash attributable to an increase in bank deposits pledged for short-term bank borrowings, and (iv) US$0.7 million of consideration paid for business acquisitions; partly offset by US$7.3 million in proceeds from maturity of investment and US$5.0 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises to satisfy the need from an increasing number of its professionals for the six months ended June 30, 2012. Net cash paid for business acquisitions was primarily for the acquisitions of Beijing Sunwin Technology Co., Ltd.and a professional team from Fusion System Limited.

        Net cash used in investing activities was US$15.5 million for the six months ended June 30, 2011, primarily attributable to (i) US$9.1 million of consideration paid for business acquisitions, (ii) US$11.3 million for purchase of investment-held-to-maturity securities, (iii) US$5.0 million for purchase of term deposit, and (iv) US$3.6 million for purchase of property and equipment; partly offset by US$8.3 million in proceeds from maturity of investments and US$5.0 million in cash received upon maturity of term deposit. Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises to satisfy the need from an increasing number of the professionals for the six months ended June 30, 2011. Net cash paid for business acquisitions was primarily for the acquisitions of Beijing Viatt Information Technology Co., Ltd., Lifewood Technology Limited, Lifewood Data Technology Limited, Lifewood Data Technology (Shenzhen) Limited and Lifewood Data Technology (Dongguan) Limited.

Financing Activities

        Net cash provided by financing activities was US$0.05 million for the six months ended June 30, 2012, compared to net cash used in financing activities of US$19.8 million for the six months ended June 30, 2011. Net cash provided by financing activities for the six months ended June 30, 2012 was primarily due to US$1.6 million of proceeds from short-term borrowings and US$1.5 million of proceeds from exercise of options; partly offset by US$3.0 million of consideration paid for business acquisitions.

        Net cash used in financing activities was US$19.8 million for the six months ended June 30, 2011, compared to net cash provided by financing activities of US$3.4 million for the six months ended June 30, 2010. Net cash used in financing activities for the six months ended June 30, 2011 was primarily due to US$21.0 million used for repurchase of ordinary shares, US$1.5 million for repayment of short-term bank loan, partly offset by US$2.8 million of proceeds from exercise of options.

Capital Expenditures

        VanceInfo's capital expenditures for the six months ended June 30, 2011 and 2012 were US$3.6 million and US$12.9 million, respectively. The capital expenditures for the six months ended June 30, 2012 include US$8.4 million payment in construction of its new headquarters located in Beijing, purchase of computers and improvement of leased premises. VanceInfo expects the capital expenditures excluding the new headquarters construction, to increase in the future as expanding the business to implement its growth strategy.

        VanceInfo believes that the current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet the anticipated cash needs, including the cash needs for working capital and capital expenditures, for at least the next 12 months. VanceInfo may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If the existing cash is insufficient to meet its requirements, VanceInfo plans to borrow from lending institutions under existing lines of credit in the ordinary course of business consistent with past practice. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the operations and ability to pay dividends to its shareholders. If VanceInfo is unable to obtain additional equity or debt financing as required, the business operations and prospects may suffer.

        VanceInfo is a holding company and may rely substantially on dividends from the subsidiaries in China for cash requirements, including any debt it may incur. Current PRC regulations permit VanceInfo's subsidiaries to pay dividends to it only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of its subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if VanceInfo's subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to it. These regulations have not had a material adverse impact on its ability to meet cash obligations and VanceInfo does not expect them to have a material adverse impact in the future.

        The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. VanceInfo receives a substantial portion of the revenues in RMB. Under the current structure, its income will be substantially derived from dividend payments from its PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to VanceInfo, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on VanceInfo's ability to meet the cash obligations and VanceInfo does not expect them to have a material adverse impact in the future.

Off-Balance Sheet Arrangements

        VanceInfo has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, VanceInfo has not entered into any derivative contracts that are indexed to its own shares and classified as shareholder's equity, or that are not reflected in its consolidated financial statements. Furthermore, VanceInfo does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, VanceInfo does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with it.

Quantitative and Qualitative Disclosure About Market Risk

  Interest Rate Risk

        VanceInfo's exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct US$0.01 million from VanceInfo's interest income for the six months ended on June 30, 2012. VanceInfo has not used derivative financial instruments to manage its interest rate risk exposure. Most of its borrowings bear fixed interest rates.

        VanceInfo has not been exposed to material risks due to changes in market interest rates. However, its future interest expense may increase and interest income may fall due to changes in market interest rates.

  Foreign Exchange Risk

        A majority of VanceInfo's revenues and expenses are denominated in Renminbi, while a significant portion of its revenues and expenses are denominated in U.S. dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. In June 2010, the PRC government announced its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

        The results of VanceInfo's operations could be adversely affected by appreciation of the Renminbi against the U.S. dollar. VanceInfo's exchange rate risk primarily arises from its foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. To the extent that VanceInfo needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount it receives from the conversion. As of June 30, 2012, VanceInfo had a Renminbi denominated cash balance of RMB227.5 million and a U.S. dollar denominated cash balance of US$36.2 million. Assuming VanceInfo had converted the U.S. dollar denominated cash balance of US$36.2 million as of June 30, 2012 into Renminbi at the exchange rate of US$1.00 for RMB6.353 as of June 30, 2012, this cash balance would have been RMB457.7 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB455.4 million as of June 30, 2012. Conversely, if VanceInfo decides to convert its Renminbi into U.S. dollars for the purpose of making payments for dividends on its ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to it. VanceInfo also receives a portion of its revenues in Hong Kong Dollar, Japanese Yen and Euro. Any significant depreciation of Hong Kong Dollar, Japanese Yen or Euro against the Renminbi or U.S. dollar would adversely affect its revenues in Renminbi or U.S. dollar terms, respectively. Furthermore, the value of VanceInfo's shares may be affected by the foreign exchange rate between U.S. dollars and RMB because the value of its business is effectively denominated in RMB, while its shares are traded in U.S. dollars. Depreciation of the value of the U.S. dollar will also reduce the value of the cash VanceInfo holds in U.S. dollars, which it may use for purposes of future acquisitions or other business expansion. VanceInfo has not used any forward contracts or currency borrowings to hedge its exposure to foreign currency exchange risk, except for a forward exchange contract to purchase US$5.0 million for JPY448.75 million due in October 2010, a forward exchange contract to purchase US$5.0 million for JPY432.5 million due in July 2011 and a forward exchange contract to purchase US$5.0 million for JPY403.35 million to be due in July 2012. While the use of such foreign currency forward contract provides it with protection from certain fluctuations in foreign currency exchange, VanceInfo potentially forgoes the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect VanceInfo's financial condition and results of operations.

  Inflation

        Inflation in China has not materially impacted VanceInfo's results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact VanceInfo's results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4% in 2011 and increased by 3.3% in the six months ended June 30, 2012.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The merger is a business combination using the acquisition method of accounting whereby HiSoft will acquire VanceInfo in an all-stock, two-step transaction which results in a merger of equals in which HiSoft is considered the acquirer for accounting purposes. Immediately prior to the merger, HiSoft will complete a share consolidation which results in a 13.9482-to-1 share consolidation and an adjustment to the ADS to common share ratio of 19-to-1.

        The accompanying unaudited pro forma condensed combined statements of operations (the "Pro Forma Statements of Operations") for the six months ended June 30, 2012 and the year ended December 31, 2011 combine the historical consolidated statements of operations of HiSoft and VanceInfo, giving effect to the merger as if it had been completed on January 1, 2011. The accompanying unaudited pro forma condensed combined balance sheet (the "Pro Forma Balance Sheet") as of June 30, 2012 combines the historical consolidated balance sheets of HiSoft and VanceInfo, giving effect to the merger as if it had been completed on June 30, 2012. The historical condensed consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statement of operations included in the Statements, expected to have a continuing effect on the combined results of HiSoft and VanceInfo.

        The accompanying unaudited pro forma condensed combined financial statements (the "Statements") and related notes were prepared using the acquisition method of accounting with HiSoft considered the acquirer of VanceInfo. Accordingly, the purchase consideration to be paid by HiSoft in the merger will be allocated to VanceInfo's assets and liabilities based on upon their estimated fair values as of the date of completion of the merger. In the Statements and related notes, the purchase consideration has been preliminarily allocated to the assets acquired and liabilities assumed of VanceInfo based upon their estimated fair values as of June 30, 2012. The unaudited condensed combined pro forma balance sheet included in the Statements does not allocate the consideration to be paid by HiSoft in the merger to VanceInfo's individual assets and liabilities based upon their estimated fair values as of the date of completion of the merger, because such an allocation depends upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make meaningful estimations and such a determination of fair values cannot be made prior to the completion of the merger. Accordingly, the pro forma adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed, and have been made available solely for the purpose of providing the unaudited pro forma condensed combined financial information set forth below.

        The parties expect that a completed purchase price allocation would likely result in recognizing intangible assets in addition to those reflected in the historical consolidated balance sheets of VanceInfo, the amortization of which would result in expense in future periods after the consummation of the merger. The parties also expect that a completed purchase price allocation would likely increase the carrying value of certain recorded assets and liabilities of VanceInfo from their historical book value to their fair value, which would reduce net income in periods following the merger from those reflected in the historical financial statements of VanceInfo. In addition to the potential adjustments discussed herein, the parties believe there may be certain minor differences in the accounting policies applied by HiSoft and VanceInfo and they are in the process of identifying the potential differences. The Statements contained herein make no adjustments to reflect the effect of any such differences in accounting policies. The historical net income per common share and historical weighted average common shares outstanding for HiSoft and VanceInfo have not been adjusted to reflect the HiSoft Share Consolidation and HiSoft ADS Adjustment. The pro forma net income per share and pro forma weighted average common shares outstanding have been adjusted to reflect the HiSoft Share Consolidation and HiSoft ADS Adjustment, and assumes that the HiSoft Share Consolidation and HiSoft ADS Adjustment were completed as of January 1, 2011.

        The parties expect to incur significant costs and achieve significant revenue and other synergies in connection with integrating the operations of HiSoft and VanceInfo. The Statements contained herein do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the merger. Additionally, while the parties have estimated certain merger-related transaction costs, which are reflected in the unaudited pro forma condensed combined financial information set forth below, this unaudited pro forma condensed combined financial information does not reflect adjusting entries to record certain potential additional expenses (e.g., share based compensation) as a result of the merger as additional time and effort will be required to more accurately estimate their impact and these amounts will materially change through the effective time of the merger.

        The Statements and related notes should be read in conjunction with the historical audited consolidated financial information and accompanying notes of HiSoft and VanceInfo, which have been incorporated by reference into this joint proxy statement/prospectus, as well as the historical unaudited condensed interim financial information and accompanying notes of HiSoft and VanceInfo, which are included in this joint proxy statement/prospectus.

        The Statements and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations or consolidated balance sheet. The Statements are based upon currently available information and estimates and assumptions that HiSoft's management and VanceInfo's management believe are reasonable as of the date of this joint proxy statement/prospectus. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger. It may be necessary to further classify VanceInfo's financial statements to conform to those classifications that are determined by the combined company to be most appropriate.

        The accompanying notes are an integral part of these Statements.

 Unaudited Pro Forma Condensed Combined Statements of Operations

	For the Six Months Ended June 30, 2012
	Historical HiSoft US$	Historical VanceInfo US$	Pro Forma Adjustments (Unaudited) US$		Pro Forma Combined (Unaudited) US$
	(in thousands, except per share data)
Net revenue	$137,257	$180,853			$318,110
Cost of revenues	(88,743)	(122,892)	250	(j)	(211,385)

Gross profit	48,514	57,961			106,725
Operating expenses	(35,354)	(50,333)	(160	)(a)	(85,847)
Change in fair value of contingent consideration payable for business acquisition	—	84	(84	)(b)	—
Other operating income	—	951			951

Income from operations	$13,160	$8,663			$21,829
Total other income	2,055	834			2,889

Income before provision for income taxes	$15,215	$9,497			$24,718
Income tax expenses	(2,282)	(1,514)	1	(i)	(3,795)

Income before earnings in equity method investment	$12,933	$7,983			$20,923
Earnings in equity method investment	—	31			31

Net income	$12,933	$8,014			$20,954
Less: Net income attributable to noncontrolling interest	(492)	—			(492)

Income attributable to common shareholders	$12,441	$8,014			$20,462

Net income per common share:
Basic	0.02	0.19			N/A
Diluted	0.02	0.18			N/A
Weighted average common shares outstanding:
Basic	575,203	42,211			N/A
Diluted	601,327	43,904			N/A
Pro forma net income per common share:
Basic	0.30	N/A			0.24
Diluted	0.29	N/A			0.23
Pro forma weighted average common shares outstanding:
Basic	41,239	N/A	42,457	(k)	83,696
Diluted	43,111	N/A	44,113	(k)	87,224

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations

	For the Year Ended December 31, 2011
	Historical HiSoft US$	Historical VanceInfo US$	Pro Forma Adjustments (Unaudited) US$		Pro Forma Combined (Unaudited) US$
	(in thousands, except per share data)
Net revenue	$218,989	$283,137			$502,126
Cost of revenues	(142,427)	(184,518)	403	(j)	(326,542)

Gross profit	76,562	98,619			175,584
Operating expenses	(59,351)	(81,848)	(1,222	)(a)	(142,421)
Change in fair value of contingent consideration payable for business acquisition	—	920	(920	)(b)	—

Other operating income	—	3,172			3,172

Income from operations	$17,211	$20,863			$36,335
Total other income	2,905	2,440			5,345

Income before provision for income taxes	$20,116	$23,303			$41,680
Income tax expense	(1,718)	(1,075)	(261	)(i)	(3,054)

Income before earnings in equity method investment	$18,398	$22,228			$38,626
Loss in equity method investment	—	(35)			(35)

Net income	$18,398	$22,193			$38,591
Less: Net income attributable to noncontrolling interest	(497)	—			(497)

Income attributable to common shareholders	$17,901	$22,193			$38,094

Net income per common share:
Basic	0.03	0.51			N/A
Diluted	0.03	0.49			N/A
Weighted average common shares outstanding:
Basic	566,247	43,103			N/A
Diluted	599,163	45,248			N/A
Pro forma net income per common share:
Basic	0.44	N/A			0.46
Diluted	0.42	N/A			0.44
Pro forma weighted average common shares outstanding:
Basic	40,596	N/A	42,457	(k)	83,053
Diluted	42,956	N/A	44,328	(k)	87,284

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2012
	Historical HiSoft (Unaudited) US$	Historical VanceInfo (Unaudited) US$	Pro Forma Adjustments (Unaudited) US$		Pro Forma Combined (Unaudited) US$
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$90,425	$76,432			$166,857
Term deposits	35,992	—			35,992
Accounts receivable, net of allowance	82,615	151,567			234,182
Held-to-maturity securities	—	2,007			2,007
Prepaid expenses and other current assets	7,407	18,088			25,495
Restricted cash	1,426	3,148			4,574
Deferred tax assets—current	562	2,200			2,762

Total current assets	$218,427	$253,442			$471,869
Non-current assets:
Property, plant and equipments	13,211	39,725	(3,127	)(e)	49,809
Intangible assets, net	17,546	17,495	36,265	(d)	71,306
Deferred tax assets—non-current	1,264	18			1,282
Other assets	1,494	3,556			5,050
Long-term investment	—	212			212
Goodwill	42,859	57,844	(17,668	)(f)	83,035
Land use right	—	23,449	529	(e)	23,978

Total non-current assets	$76,374	$142,299	$15,999		$234,672

TOTAL ASSETS	$294,801	$395,741	$15,999		$706,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	3,382	602			3,984
Accrued expenses and other payables	44,564	53,177	10,200	(c)	107,941
Bank loan within one year	297	3,148			3,445
Government grant	1,381	—			1,381
Deferred revenue	—	281			281
Deferred income—current	—	478			478
Income taxes payable	5,499	6,037			11,536

Total current liabilities	$55,123	$63,723			$129,046
Deferred tax liability—non-current	3,380	3,666	3,929	(i)	10,975
Unrecognized tax benefits—non-current	969	—			969
Contingent acquisition consideration payable	9,355	8,583			17,938
Deferred income—non current	—	2,145			2,145

Total liabilities	$68,827	$78,117			$161,073
Equity:
Total shareholders' equity	225,029	317,624	1,870	(c)(g)(h)	544,523
Non-controlling interest	945	—			945
Total shareholders' equity	$225,974	$317,624	$1,870		$545,468

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$294,801	$395,741	$15,999		$706,541

        The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data)

Note 1. Basis of Pro Forma Presentation

        HiSoft, VanceInfo, Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft and Chemistry Merger Sub II Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft, entered into the agreement and plan of merger, dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012. The agreement and plan of merger provides for the merger of Chemistry Merger Sub Inc, with and into VanceInfo, with VanceInfo surviving the merger as a wholly-owned subsidiary of HiSoft and immediately thereafter, VanceInfo to be merged with and into Chemistry Merger Sub II Inc., with Chemistry Merger Sub II Inc. as the surviving entity and as a wholly-owned subsidiary of HiSoft. The Statements and related notes present the pro forma consolidated financial position and results of operations of the combined company to be formed pursuant to the merger based on the historical financial statements of HiSoft and VanceInfo (after giving effect to the merger and adjustments described in these notes, subject to the assumptions and limitations described herein), and are intended to reflect the impact of the merger on HiSoft.

        The historical financial information of HiSoft and VanceInfo as of and for six months ended June 30, 2012 was derived from the historical unaudited interim condensed consolidated financial statements respectively. The historical financial information of HiSoft and VanceInfo for the year ended December 31, 2011 was derived from the audited historical consolidated financial statements of HiSoft and VanceInfo respectively. Therefore, these Statements should be read in conjunction with such financial statements. HiSoft's audited historical consolidated financial statements for the three years ended December 31, 2011 and as of December 31, 2010 and 2011 are contained in HiSoft's 2011 20-F, which is incorporated by reference into this joint proxy statement/prospectus. HiSoft's unaudited condensed consolidated financial statements as of and for the six-month periods ended June 30, 2011 and 2012 are included in this joint proxy statement/prospectus. VanceInfo's audited historical consolidated financial statements for the three years ended December 31, 2011 and as of December 31, 2010 and 2011 are contained in VanceInfo's 2011 20-F, which is incorporated by reference into this joint proxy statement/prospectus. VanceInfo's unaudited condensed interim consolidated financial statements as of and for the six-month periods ended June 30, 2011 and 2012 are included in this joint proxy statement/prospectus.

        The merger is reflected in the Statements using the acquisition method of accounting for business combinations with HiSoft as the accounting acquirer. The Pro Forma Statement of Operations reflects the merger as if it had been completed on January 1, 2011, and the Pro Forma Balance Sheet reflects the merger as if it had been completed on June 30, 2012. The Statements and these notes include pro forma adjustments based on preliminary valuations of assets and liabilities of VanceInfo. These adjustments are preliminary and will be revised at the effective time of the merger as additional information becomes available and as additional valuation work is performed. The final purchase price allocations will be based on estimated fair value of the assets acquired and the liabilities assumed as of the closing of the merger. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed in determining the final purchase price allocations, HiSoft will apply the accounting guidance under U.S. GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements will utilize estimates based on key assumptions in connection with the merger, including historical and current market data.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data) (Continued)

Note 1. Basis of Pro Forma Presentation (Continued)

The final purchase price allocation will be determined after the completion of the merger, and the final allocations may differ materially from those presented in the Statements and these notes.

        The Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the merger.

        The calculation of pro forma net income per common share and pro forma weighted average common shares outstanding data included in the Statements is based on the assumption that the HiSoft Share Consolidation (common share consolidation of 13.9482-to-1) and the HiSoft ADS Adjustment (each HiSoft ADS will represent 1 common share of HiSoft) were completed as of January 1, 2011.

Note 2. Preliminary Purchase Price Allocations

        The Pro Forma Balance Sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. Based on the assumptions described below, the purchase price allocation included within these Statements is based upon a total dollar value of the merger consideration of approximately US$329,694.

        The purchase price is derived from the estimated number of HiSoft shares to be issued of approximately 42,457 (after giving effect to the HiSoft Share Consolidation), based on the outstanding VanceInfo shares and VanceInfo ADSs and vested VanceInfo restricted share units on August 1, 2012, the 1-for-1 exchange ratios and a HiSoft ADS price of US$10.26 per ADS (which was the closing price on September 27, 2012, the latest practicable trading day prior to the filing of this joint proxy statement/prospectus) which implies a value of approximately US$0.54 per HiSoft share immediately prior to completion of the HiSoft Share Consolidation and approximately US$7.53 per HiSoft share immediately after completion of the HiSoft Share Consolidation. Based on these assumptions, the total dollar value of the merger consideration to be delivered to all VanceInfo shareholders and ADS holders in the merger would be approximately US$319,783, compared to approximately US$356,249 using the closing price of US$11.43 per HiSoft ADS on the date of announcement of the merger agreement (which would represent an implied value of approximately US$0.6016 per HiSoft share immediately prior to completion of the HiSoft Share Consolidation and approximately US$8.39 per HiSoft share following completion of the HiSoft Share Consolidation), and compared to approximately US$370,274 using the closing price of US$11.88 per HiSoft ADS on the date one day prior to announcement of the merger agreement (which would represent an implied value of approximately US$0.6253 per HiSoft share immediately prior to completion of the HiSoft Share Consolidation and approximately US$8.72 per HiSoft share following completion of the HiSoft Share Consolidation). Pursuant to the merger agreement, VanceInfo restricted share units will be exchanged for a number of restricted share units of HiSoft (which will be subject to the same terms and conditions as applied to the VanceInfo restricted share units immediately prior to the closing of the merger) based on the share exchange ratio in the merger. The actual number of newly issued HiSoft shares to be issued in the merger will be based on the actual number of VanceInfo shares issued and outstanding when the merger closes.

        The purchase price also includes the estimated fair value of the vested portion of HiSoft stock options to be issued as of the closing of the merger in exchange for corresponding securities of VanceInfo. Pursuant to the merger agreement, VanceInfo stock options will be exchanged for stock options of HiSoft (which will be subject to the same terms and conditions as applied to the VanceInfo

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data) (Continued)

Note 2. Preliminary Purchase Price Allocations (Continued)

options immediately prior to the closing of the merger), and the number of HiSoft shares issuable upon exercise and the applicable exercise price per share will be adjusted to reflect the share exchange ratio in the merger. Vested stock options issued by HiSoft in exchange for vested stock options held by employees and directors of VanceInfo are considered part of the purchase price. Accordingly, the total dollar value of the merger consideration of approximately US$329,694 million (based on the assumptions above) includes a preliminary estimate of the fair value of vested VanceInfo stock options of approximately US$9,911.

        The 1-for-1 ADS exchange ratio is fixed whereas the value per share and per ADS merger consideration will fluctuate based on the HiSoft ADS trading price which could result in material differences in the purchase consideration, purchase price and purchase price allocation. The estimate of the total dollar value of consideration contained herein does not purport to represent the actual value of the total purchase consideration that will be received by VanceInfo's shareholders and ADS holders when the merger is completed. In accordance with U.S. GAAP, the fair value of equity securities issued as part of the merger consideration will be measured on the closing date of the merger at the then-current market price. Based on a 5% share increase or decrease in the HiSoft ADS trading price, the total dollar value of the merger consideration as of September 27, 2012 (and the corresponding amount of goodwill) will increase or decrease, respectively, by approximately US$15,990.

        The following is a preliminary estimate of the total dollar value of the consideration based on approximately 42,457 common shares of HiSoft to be issued by HiSoft in connection with the merger (after giving effect to the HiSoft Share Consolidation), including HiSoft shares to be issued in exchange for vested VanceInfo restricted share units (based on outstanding VanceInfo shares, ADSs and vested restricted share units as of August 1, 2012):

Closing price per HiSoft ADS as of September 27, 2012	$10.26
Implied price per share based on 1 ADS to 19 HiSoft shares	$0.54
Implied price per share after the HiSoft Share Consolidation	$7.53
Stock consideration (consists of approximately $59 par value based on US$0.00139482 par value per share after giving effect to HiSoft Share Consolidation and $319,724 additional paid in capital for the stock consideration)	$319,783
Estimated fair value of vested VanceInfo stock options (See Note 3h)	$9,911
Total consideration	$329,694

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data) (Continued)

Note 2. Preliminary Purchase Price Allocations (Continued)

        The table below presents a preliminary allocation of the estimated total consideration to VanceInfo's tangible and intangible assets and liabilities based on management's preliminary estimate of their respective fair values as of June 30, 2012:

Total
Current assets	$253,442
Intangible assets	53,760
Goodwill	40,176
Other non-current assets	64,362
Total assets	411,740
Current liabilities	(63,723)
Other non-current liabilities	(18,323)
Total liabilities	(82,046)

Total consideration allocated	$329,694

        The above pro forma adjustments to VanceInfo's identifiable intangible assets reflect a preliminary estimate of the fair value of such intangible assets as of June 30, 2012. These intangible assets include the VanceInfo® trade name, certain other trade names, software technologies, customer relationships, contract backlog, non-compete agreements and other items.

        Upon completion of the fair value assessment after the merger, HiSoft anticipates that the ultimate purchase price allocation will differ from the preliminary assessment outlined above, and could differ materially. Any changes to the initial estimates of the fair value of the Vance Info assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 3. Pro Forma Adjustments

        The final purchase price allocation may result in different allocations for tangible and intangible assets than presented in the Statements and these notes, and those differences may be material.

  a.
  Operating Expenses

    Adjustments to operating expenses for the six-month periods ended June 30, 2012:

To adjust amortization expense for newly identified intangible assets	$737
To adjust depreciation expense for the estimated fair value of fixed assets at the time of merger	(493)
To reclassify change in fair value of contingent consideration payable for business acquisition	(84)

$160

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data) (Continued)

Note 3. Pro Forma Adjustments (Continued)

    Adjustments to operating expenses for the year ended December 31, 2011:

To adjust amortization expense for newly identified intangible assets	$3,225
To adjust depreciation expense for the estimated fair value of fixed assets at the time of merger	(1,083)
To reclassify change in fair value of contingent consideration payable for business acquisition	(920)

$1,222

  b.
  reflects the adjustment to record VanceInfo's change in fair value of contingent consideration payable for business acquisition to operating expenses to conform to HiSoft's presentation.

  c.
  reflects the adjustment to record as liabilities the estimated transaction costs of approximately US$10,200 to be incurred by the combined company. Included in the pro forma adjustment are the combined company's estimated investment banking, attorney and independent accountant fees, depositary bank termination fees and other transaction-related costs.

  d.
  reflects an adjustment of approximately US$53,760 based on the preliminary estimate of the fair value of VanceInfo's identifiable intangible assets, which include the VanceInfo® trade name, certain other trade names, software technologies, customer relationships, contract backlog, non-compete agreements and other items. The estimated useful lives of such intangible assets range from one to eight years.

  e.
  reflects the adjustments of the estimated fair value of VanceInfo's property, plant and equipment and land use right at the time of merger.

  f.
  residual goodwill created from the merger (See Note 1).

  g.
  reflects the issuance of one HiSoft share for each outstanding VanceInfo share. Based on approximately 42.457 million common shares of HiSoft to be issued by HiSoft in connection with the merger (after giving effect to the HiSoft Share Consolidation), including HiSoft shares to be issued in exchange for vested VanceInfo restricted share units (based on outstanding VanceInfo shares, ADSs and vested restricted share units as of August 1, 2012):

Closing price per HiSoft ADS as of September 27, 2012	$10.26
Implied price per share based on 1 ADS to 19 HiSoft shares	$0.54
Implied price per share after the HiSoft Share Consolidation	$7.53
Stock consideration	$319,783
Approximate value attributed to par at US$0.00139482 per share after giving effect to HiSoft Share Consolidation	$59
Balance to additional paid-in capital in excess of par value	$319,724
  h.
  reflects the fair value of vested VanceInfo stock options held by VanceInfo's employees and directors. The preliminary estimate of the fair value of vested VanceInfo stock options of approximately US$9,911 to be exchanged for HiSoft stock options was estimated using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility that,

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in US$ thousands, except per share data) (Continued)

Note 3. Pro Forma Adjustments (Continued)

    when changed, can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 65%—69%, the share price as of September 20, 2012 and an expected life of 0.28—3.61 years based on the age of the original award.

  i.
  reflects the adjustment to record the deferred tax liability for the incremental preliminary estimate of fair value adjustments of the VanceInfo intangible and fixed assets included as pro forma adjustments in the Pro Forma Balance Sheet. Deferred income tax liability arising from the preliminary estimate of fair value of VanceInfo's identifiable intangible assets has been calculated based on a preliminary estimate of the post-merger combined statutory tax rate of 15% for the combined company, multiplied by the preliminary estimate of fair value adjustments recorded to the assets acquired and liabilities assumed (excluding estimated goodwill of approximately US$40,176). This rate does not take into account any historical or possible future tax events that may impact the combined company.

  j.
  reflects the adjustment of depreciation of the revalued fixed assets.

  k.
  reflects the elimination of VanceInfo's common shares and the issuance of approximately 42,457 common shares of HiSoft (after giving effect to the HiSoft Share Consolidation), based on the outstanding VanceInfo common shares, ADSs and vested restricted share units on August 1, 2012 and the 1-for-1 exchange ratios. The pro forma weighted average number of basic shares outstanding is calculated by adding HiSoft's weighted average number of basic shares outstanding as of June 30, 2012 and the number of HiSoft shares expected to be issued as a result of the merger. The pro forma weighted average number of diluted shares outstanding is calculated by adding HiSoft's weighted average number of diluted shares outstanding as of June 30, 2012, the number of HiSoft shares expected to be issued as a result of the merger and the dilutive effect of the outstanding equity awards.

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	(Shares in thousands)
Basic
HiSoft weighted average number of shares outstanding	41,239	40,596
HiSoft shares to be issued in replacement of VanceInfo's shares	42,457	42,457
	83,696	83,053
Diluted
HiSfot weighted average number of shares outstanding	43,111	42,956
HiSoft shares to be issued in replacement of VanceInfo's shares	42,457	42,457
Dilutive effect of the outstanding equity awards	1,656	1,871
	87,224	87,284

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

        The HiSoft ADSs are listed on NASDAQ under the symbol "HSFT." The VanceInfo ADSs are currently listed on the NYSE under the symbol "VIT." The table below sets forth, for the periods indicated, the per ADS high and low closing sales prices for the HiSoft ADSs on NASDAQ and the VanceInfo ADSs on the NYSE.

	HiSoft ADSs (in US$)		VanceInfo ADSs (in US$)
	High	Low	High	Low
Annual information since listing
2007	N/A	N/A	10.20	8.51
2008	N/A	N/A	13.20	4.61
2009	N/A	N/A	20.59	4.20
2010	33.47	9.98	40.33	15.69
2011	34.00	8.02	37.44	6.46
Quarterly information for the past two years and subsequent quarters
2010, quarter ended:
March 31	N/A	N/A	23.41	15.69
June 30	N/A	N/A	26.37	19.49
September 30	27.15	9.98	32.83	23.19
December 31	33.47	22.84	40.33	31.31
2011, quarter ended:
March 31	34.00	17.26	37.44	27.96
June 30	21.03	12.43	34.55	20.00
September 31	15.35	8.79	23.41	6.73
December 31	13.58	8.02	13.77	6.46
2012, quarter ended:
March 31	16.43	9.26	14.24	9.90
June 30	16.18	12.03	13.34	8.63
Monthly information for the most recent six months
March 2012	16.43	13.40	13.37	10.80
April 2012	15.20	13.76	13.04	11.11
May 2012	16.18	12.15	13.34	9.15
June 2012	14.65	12.03	9.99	8.63
July 2012	14.70	10.85	11.49	7.90
August 2012	12.00	10.79	9.94	8.06
September 2012 (through September 27, 2012)	11.50	10.15	8.91	7.51

        The following table sets forth the average closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE for the 90 calendar days and 30 calendar days ending on August 9, 2012 (the last full trading day prior to the public announcement by HiSoft and VanceInfo of the execution of the merger agreement), and the closing prices of HiSoft ADSs on NASDAQ and VanceInfo ADSs on the NYSE on August 9, 2012 and September 27, 2012 (the latest practicable trading day before the filing of this joint proxy statement/prospectus). In addition, the following table sets forth the implied value per VanceInfo ADS based on the ADS exchange ratio, after giving effect to the HiSoft Share Consolidation and HiSoft ADS Adjustment, for the corresponding periods or dates, as applicable, as well as the implied premium/(discount) to the average closing prices or closing price of VanceInfo

ADSs for such corresponding periods or dates, as applicable, represented by such implied value per VanceInfo ADS.

	HiSoft ADSs (in US$)(1)	VanceInfo ADSs (in US$)(2)	Implied value per VanceInfo ADS (in US$)(3)	Implied premium/ (discount) to VanceInfo ADS(4)
90 calendar days ending on August 9, 2012(5)	12.97	9.41	9.52	1.17%
30 calendar days ending on August 9, 2012(5)	11.74	8.88	8.62	(2.93)%
August 9, 2012(6)	11.88	9.94	8.72	(12.27)%
September 27, 2012(6)	10.26	7.73	7.53	(2.59)%

(1)
Each HiSoft ADS represents 19 HiSoft shares.

(2)
Each VanceInfo ADS represents one VanceInfo share.

(3)
Calculated by (i) multiplying the closing price of HiSoft ADSs on NASDAQ on the relevant date or the average closing prices of HiSoft ADSs on NASDAQ for the relevant period, as applicable, by the ADS exchange ratio of one, and dividing this amount by (ii) 1.3622, which represents the implied HiSoft ADS split ratio determined by dividing 19 (the number of HiSoft common shares currently represented by one HiSoft ADS) by 13.9482 (the number of HiSoft common shares to be consolidated into one HiSoft common share pursuant to the HiSoft Share Consolidation).

(4)
Implied premium/(discount) represented by implied value per VanceInfo ADS.

(5)
Average closing price during the relevant period.

(6)
Closing price on the relevant date.

        Holders of VanceInfo shares and VanceInfo ADSs will not receive the merger consideration until after the proposed merger is completed. There can be no assurance as to the trading prices of the HiSoft ADSs at the time of the completion of the proposed merger. The market prices of the HiSoft ADSs and VanceInfo ADSs are likely to fluctuate prior to consummation of the merger and cannot be predicted. You are urged to obtain current trading prices for HiSoft ADSs and VanceInfo ADSs.

        Neither HiSoft nor VanceInfo has declared or paid any dividends on its ordinary shares or ADSs since their initial public offerings in July 2010 and December 2007, respectively.

IMPORTANT INFORMATION REGARDING HISOFT, MERGER SUB AND MERGER SUB II

Important Information Regarding HiSoft

Description of HiSoft

        HiSoft is a leading China-based provider of outsourced IT and research and development services, primarily for companies in the U.S. and Japan, including subsidiaries of 39 Fortune Global 500 companies.

        HiSoft's principal executive offices are located at 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People's Republic of China. Its telephone number is +86-411-8455-6655. HiSoft's registered office in the Cayman Islands is located at the offices of c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-111, Cayman Islands. HiSoft's agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

        HiSoft's American depositary shares, each representing 19 common shares, par value US$0.0001 per share, of HiSoft, are listed on NASDAQ under the symbol "HSFT".

        HiSoft was incorporated under the laws of the Cayman Islands and carries out its operation through its subsidiaries. For more information about HiSoft, please see "Item 4. Information of the Company" beginning on page 28 of the HiSoft 2011 20-F, which is incorporated herein by reference, and "Where You Can Find More Information" on page 199 of this joint proxy statement/prospectus.

Directors and Executive Officers of HiSoft

        Please see "Item 6.A—Directors, Senior Management and Employees—Directors and Executive Officers" beginning on page 67 of the HiSoft 2011 20-F, which is incorporated herein by reference, for information on the current directors and executive officers of HiSoft.

Compensation of HiSoft's Directors and Executive Officers

        Please see "Item 6.B—Directors, Senior Management and Employees—Compensation of Directors and Executive Officers" on page 70 of the HiSoft 2011 20-F, which is incorporated herein by reference, for information on the compensation received by HiSoft's current directors and executive officers.

Ownership of HiSoft Shares by Certain Beneficial Owners, Directors and Executive Officers

        Please see "Item 6.E—Directors, Senior Management and Employees—Share Ownership" beginning on page 76 of the HiSoft 2011 20-F for information on the ownership of HiSoft shares by certain beneficial owners, directors and executive officers of HiSoft, which is incorporated herein by reference.

Related Party Transactions

        Please see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" beginning on page 78 of the HiSoft 2011 20-F for information on related party transactions of HiSoft, which is incorporated herein by reference.

Important Information Regarding Merger Sub

        Merger Sub, a Cayman Islands limited liability company, is a direct and wholly-owned subsidiary of HiSoft which was formed solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. As of the date of this prospectus, Merger Sub does not beneficially own any VanceInfo shares or VanceInfo ADSs.

        Merger Sub's business offices are located at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192, and its telephone number is +86-10-5987-5000. Merger Sub's registered office in the Cayman Islands is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Mr. Tiak Koon Loh is the sole director of Merger Sub.

Important Information Regarding Merger Sub II

        Merger Sub II, a Cayman Islands limited liability company, is a direct and wholly-owned subsidiary of HiSoft which was formed solely for the purpose of effecting the merger. Merger Sub II has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. As of the date of this prospectus, Merger Sub II does not beneficially own any VanceInfo shares or VanceInfo ADSs.

        Merger Sub II's business offices are located at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192, and its telephone number is +86-10-5987-5000. Merger Sub's registered office in the Cayman Islands is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Mr. Tiak Koon Loh is the sole director of Merger Sub II.

 IMPORTANT INFORMATION REGARDING VANCEINFO

Description of VanceInfo

        VanceInfo is an information technology service provider and one of the leading offshore software development companies in China. VanceInfo's comprehensive range of information technology services include research and development outsourcing services, consulting and solutions services, application management services and other solutions & services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

        VanceInfo's principal executive offices are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China. Its telephone number at this address is +86(10) 8282-5266. VanceInfo's registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands. VanceInfo's agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, United States.

        VanceInfo's ADSs, each representing one ordinary share, par value US$0.001 per share of VanceInfo, are listed on the New York Stock Exchange under the symbol "VIT."

        VanceInfo was incorporated under the laws of the Cayman Islands and carries out its operation through its subsidiaries. For more information about VanceInfo, please see "Item 4. Information on the Company" beginning on page 33 of VanceInfo's annual report on the VanceInfo 2011 20-F, which is incorporated herein by reference, and "Where You Can Find More Information" on page 199 of this joint proxy statement/prospectus.

Directors and Executive Officers of VanceInfo

        Please see "Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management" beginning on page 86 of the VanceInfo 2011 20-F, which is incorporated herein by reference, for information on the current directors and executive officers of VanceInfo.

Compensation of VanceInfo's Directors and Executive Officers

        Please see "Item 6.B—Directors, Senior Management and Employees—Compensation" beginning on page 89 of the VanceInfo 2011 20-F, which is incorporated herein by reference, for information on the compensation received by VanceInfo's current directors and executive officers.

Ownership of VanceInfo Shares by Certain Beneficial Owners, Directors and Executive Officers

        Please see "Item 6.E—Directors, Senior Management and Employees—Share Ownership" beginning on page 95 of the VanceInfo 2011 20-F, which is incorporated herein by reference, for information on the ownership of VanceInfo shares by certain beneficial owners, directors and executive officers of VanceInfo.

Related Party Transactions

        Please see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" beginning on page 98 of the VanceInfo 2011 20-F, which is incorporated herein by reference, for information on related party transactions of VanceInfo.

COMPARISON OF RIGHTS OF HOLDERS OF HISOFT SECURITIES AND
VANCEINFO SECURITIES

Comparison of Rights of HiSoft and VanceInfo Shareholders

        The rights of HiSoft shareholders are governed by Cayman Islands law and the memorandum and articles of association of HiSoft, and the rights of VanceInfo shareholders are governed by Cayman Islands law and the memorandum and articles of association of VanceInfo. At the effective time of the merger, the rights of VanceInfo shareholders who become shareholders of HiSoft in the Merger will be governed by Cayman Islands law and the memorandum and articles of association of HiSoft.

        While both HiSoft and VanceInfo are companies organized under the laws of the Cayman Islands, and accordingly, the shareholder rights of both companies are governed by Cayman Islands law, there are certain differences between the rights of HiSoft shareholders and the rights of VanceInfo shareholders due to differences between the two companies' respective memorandum and articles of association. Summarized below are the material differences between the two companies' respective memorandum and articles of association in regards to shareholder rights. The statements in this joint proxy statement/prospectus concerning a comparison of shareholder rights is necessarily a summary and is not intended to identify immaterial differences that may exist between the rights of HiSoft shareholders and the rights of VanceInfo shareholders.

        This comparison is qualified in its entirety by reference to HiSoft's and VanceInfo's respective amended and restated memorandum and articles of association, both of which should be read carefully. HiSoft's amended and restated memorandum and articles of association were filed as Exhibit 3.1 to HiSoft's registration statement on Form F-1 (SEC File No. 333-170752), as amended, initially filed with the SEC on November 22, 2010, and is incorporated herein by reference, and the description of the HiSoft shares contained in the section headed "Description of Share Capital" in HiSoft's registration statement on Form F-1 (SEC File No. 333-170752), as amended, for its follow-on public offering, initially filed with the SEC on November 22, 2010, is incorporated herein by reference. VanceInfo's amended and restated memorandum and articles of association were filed as Exhibit 3.2 to VanceInfo's registration statement on Form F-1 (SEC File No. 333-147601), as amended, for its initial public offering, initially filed with the SEC on November 23, 2007, and a description of the VanceInfo shares is contained in the section headed "Description of Share Capital" in VanceInfo's registration statement on Form F-1, as amended, for its initial public offering, initially filed with the SEC on November 23, 2007. For more information, see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively, of this joint proxy statement/prospectus.

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
Authorized Share Capital
The authorized share capital of HiSoft is US$87,200 divided into 872,000,000 common shares of par value US$0.0001 each.	The authorized share capital of VanceInfo is US$1 million divided into 1,000,000,000 ordinary shares of par value US$0.001 each.

At the HiSoft EGM, HiSoft shareholders will be asked to approve the HiSoft Share Consolidation and the HiSoft Capital Increase, following which, the authorized capital of HiSoft would be US$167,378.40 divided in to 120,000,000 common shares, par value US$0.00139482 per share, by the creation of an additional 57,482,972 common shares, par value US$0.00139482 per share.

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
Voting of Shareholders

A resolution put to the vote of a HiSoft shareholder meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by the chairman of such meeting or by any one HiSoft shareholder present in person or in the case of a HiSoft shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.
A resolution put to the vote of a VanceInfo shareholder meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the NYSE or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

        (a) by the chairman of such meeting; or

        (b) by at least three VanceInfo shareholders present in person or in the case of a VanceInfo shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

        (c) by a VanceInfo shareholder or VanceInfo shareholders present in person or in the case of a VanceInfo shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all VanceInfo shareholders having the right to vote at the meeting; or

        (d) by a VanceInfo shareholder or VanceInfo shareholders present in person or in the case of a VanceInfo shareholder being a corporation by its duly authorized representative or by proxy and holding shares in VanceInfo conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

        (e) if required by the rules of the NYSE, by any director or directors who, individually or collectively, hold proxies in respect of shares representing five per cent or more of the total voting rights at such meeting.

There shall be no requirement for the chairman to disclose the voting figures on a poll.	VanceInfo shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the NYSE.
Transfer of Shares

If the HiSoft board of directors refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with HiSoft, send to each of the transferor and transferee notice of the refusal.
If the VanceInfo board of directors refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with VanceInfo, send to each of the transferor and transferee notice of the refusal.

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of NASDAQ, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as the board of directors may determine.	The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the NYSE to that effect be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as the board of directors may determine.
Share Capital
The share capital of HiSoft at the date on which HiSoft's articles of association come into effect shall be divided into shares of a par value of US$0.0001 each.	The share capital of VanceInfo at the date on which VanceInfo's articles of association come into effect shall be divided into shares of a par value of US$0.001 each.
Alteration of Capital

HiSoft may from time to time by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce its share capital or any capital redemption reserve in any manner permitted by the Cayman Companies Law.
VanceInfo may from time to time by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by the Cayman Companies Law.
Register of Members

The principal register and branch register of members (maintained within or outside the Cayman Islands) of HiSoft shall be open to inspection for such times and on such days as the HiSoft board of directors shall determine by HiSoft shareholders without charge or by any other person, upon a maximum payment of US$2.50 or such other sum specified by the HiSoft board of directors, at the registered office of HiSoft or a Registration Office (as defined in the articles of association of HiSoft) or such other place at which the register is kept in accordance with the Cayman Companies Law. The register including any overseas or local or other branch register of members may, after compliance with any notice requirement of NASDAQ, be closed at such times or for such periods not exceeding in the whole thirty days in each year as the HiSoft board of directors may determine and either generally or in respect of any class of shares.
The principal register and branch register of members (maintained within or outside the Cayman Islands) of VanceInfo shall be open to inspection for such times and on such days as the VanceInfo board of directors shall determine by VanceInfo shareholders without charge or by any other person, upon a maximum payment of US$2.50 or such other sum specified by the VanceInfo board of directors, at the registered office of VanceInfo or such other place at which the register is kept in accordance with the Cayman Companies Law or, if appropriate, upon a maximum payment of US$1.00 at the Registration Office (as defined in the articles of association of VanceInfo). The register including any overseas or local or other branch register of members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the NYSE or by any electronic means in such manner as may be accepted by the NYSE to that effect, be closed at such times or for such periods not exceeding in the whole thirty days in each year as the VanceInfo board of directors may determine and either generally or in respect of any class of shares.

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
Convening Extraordinary General Meetings of Shareholders

An extraordinary general meeting of HiSoft shareholders may be called by not less than ten clear days notice but may be called by shorter notice, subject to the Cayman Companies Law, if it is so agreed by a majority in number of the HiSoft shareholders having the right to attend and vote at the meeting, being a majority together holding not less than seventy-five per cent in nominal value of the issued shares giving that right.
An extraordinary general meeting of VanceInfo shareholders may be called by not less than ten clear days notice but may be called by shorter notice, subject to the Cayman Companies Law, if it is so agreed by a majority in number of the VanceInfo shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in nominal value of the issued shares giving that right.

The agenda of any extraordinary general meeting shall be set by a majority of the directors then in office or the HiSoft shareholders who have requisitioned such meeting pursuant to the paragraphs below:

(1) The HiSoft board shall, on the requisition of HiSoft shareholders holding at the date of the deposit of the requisition not less than 40% of the voting rights represented by the then issued shares of HiSoft as at the date of the deposit that carry the right to vote at general meetings of HiSoft, forthwith proceed to convene an extraordinary general meeting of HiSoft. To be effective the requisition shall state the objects of the meeting, shall be in writing, signed by the requisitionists, and shall be deposited at HiSoft's registered office. The requisition may consist of several documents in like form each signed by one or more requisitionists.

(2) If the directors do not within twenty-one days from the date of the requisition duly proceed to call an extraordinary general meeting, the requisitionists, or any of them holding shares representing more than one half of the total voting rights represented by all shares held by all the requisitionists, may themselves convene an extraordinary general meeting; but any meeting so called shall not be held more than ninety days after the requisition. An extraordinary general meeting called by requisitionists shall be called in the same manner, as nearly as possible, as that in which general meetings are to be called by the directors.

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
Proceedings at General Meetings
All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:	All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:
(a) the declaration and sanctioning of dividends;	(a) the declaration and sanctioning of dividends;
(b) consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet; and	(b) consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet;
(c) the election of directors.	(c) the election of directors;
(d) appointment of auditors (where special notice of the intention for such appointment is not required by the Cayman Companies Law) and other officers;
(e) the fixing of the remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

(f) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of VanceInfo representing not more than 20 per cent in nominal value of its existing issued share capital; and
(g) the granting of any mandate or authority to the directors to repurchase securities of VanceInfo.
Appointment and Removal of Directors

Unless otherwise determined by HiSoft in a general meeting, the number of directors shall not be less than three. There shall be no maximum number of directors unless otherwise determined from time to time by HiSoft shareholders in general meeting.
Unless otherwise determined by VanceInfo in a general meeting, the number of directors shall not be less than two. There shall be no maximum number of directors unless otherwise determined from time to time by VanceInfo shareholders in general meeting. So long as the number of directors reaches seven, the VanceInfo board of directors shall include two executive officers of VanceInfo, one of whom shall be the then chief executive officer of VanceInfo.

The directors may appoint any person as a director to fill a casual vacancy on the HiSoft board of directors or as an addition to the existing HiSoft board of directors. Any director so appointed by the HiSoft board of directors shall
The directors may appoint any person as a director to fill a casual vacancy on the VanceInfo board of directors or as an addition to the existing VanceInfo board of directors. Any director so appointed by the VanceInfo board of directors to

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
hold office only until the next following annual general meeting of HiSoft and shall then be eligible for re-election.	fill a casual vacancy shall hold office until the first general meeting of VanceInfo shareholders after his appointment and be subject to re-election at such meeting and any director appointed by the VanceInfo board of directors as an addition to the existing VanceInfo board of directors shall hold office only until the next following annual general meeting of VanceInfo and shall then be eligible for re-election.

Subject to any contrary provision in HiSoft's articles of association, a director may be removed by way of an ordinary resolution, of HiSoft's shareholders at any time before the expiration of his period of office notwithstanding anything in HiSoft articles of association or in any agreement between HiSoft and such director (but without prejudice to any claim for damages under any such agreement).
Subject to any contrary provision in VanceInfo's articles of association, a director may be removed by way of a special resolution of VanceInfo's shareholders at any time before the expiration of his period of office notwithstanding anything in VanceInfo articles of association or in any agreement between VanceInfo and such director (but without prejudice to any claim for damages under any such agreement).
Proceedings of Directors

The quorum necessary for the transaction of the business of the board of directors may be fixed by the HiSoft board of directors and, unless so fixed at any other number, shall be a majority of the directors.	The quorum necessary for the transaction of the business of the board of directors may be fixed by the VanceInfo board of directors and, unless so fixed at any other number, shall be two.
Dividend Rights

Subject to the Cayman Companies Law, the HiSoft board of directors may from time to time declare dividends in any currency to be paid to the HiSoft shareholders but no dividend shall be declared in excess of the amount recommended by the HiSoft board of directors.
Subject to the Cayman Companies Law, VanceInfo in general meeting or the VanceInfo board of directors may from time to time declare dividends in any currency to be paid to the VanceInfo shareholders but no dividend shall be declared in excess of the amount recommended by the VanceInfo board of directors.
Notices

Any notice or other document may be given to a HiSoft shareholder in the English language or such other language as may be approved by the directors, subject to due compliance with all applicable statutes, rules and regulations.
Any notice or other document may be given to a VanceInfo shareholder either in the English language or the Chinese language, subject to due compliance with all applicable statutes, rules and regulations.
Winding Up
The HiSoft amended and restated articles of association do not contain a provision such as that described in the paragraph for VanceInfo under this heading "Winding Up."
In the event of winding-up of VanceInfo in the People's Republic of China, every VanceInfo shareholder who is not for the time being in the People's Republic of China shall be bound, within 14 days after the passing of an effective resolution to wind up VanceInfo voluntarily, or the making of

Provisions Applicable to Holders of HiSoft Shares	Provisions Applicable to Holders of VanceInfo Shares
an order for the winding-up of VanceInfo, to serve notice in writing on VanceInfo appointing some person resident in the People's Republic of China and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of VanceInfo may be served, and in default of such nomination the liquidator of VanceInfo shall be at liberty on behalf of such VanceInfo shareholder to appoint some such person, and service upon any such appointee, whether appointed by the VanceInfo shareholder or the liquidator, shall be deemed to be good personal service on such VanceInfo shareholder for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such VanceInfo shareholder by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such VanceInfo shareholder at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

Comparison of Rights of Holders of HiSoft ADSs and Holders of VanceInfo ADSs

        The rights of HiSoft ADS holders are governed by the HiSoft Deposit Agreement, and the rights of VanceInfo ADS holders are governed by the VanceInfo Deposit Agreement. Upon completion of the merger, the rights of VanceInfo ADS holders who become HiSoft ADS holders in the merger will be governed by the HiSoft Deposit Agreement.

        Summarized below are the material difference between the rights of HiSoft ADS holders under the HiSoft Deposit Agreement and the rights of VanceInfo ADS holders under the VanceInfo Deposit Agreement. The statements in this joint proxy statement/prospectus concerning a comparison of ADS holder rights is necessarily a summary and is not intended to identify immaterial differences that may exist between the rights of HiSoft ADS holders and the rights of VanceInfo ADS holders. This comparison is qualified in its entirety by reference to the HiSoft Deposit Agreement and the VanceInfo Deposit Agreement, both of which should be read carefully.

        The HiSoft Deposit Agreement was filed as Exhibit (a) to HiSoft's registration statement on Form F-6 (SEC File No. 333-167641) filed with the SEC on June 21, 2010. A form of HiSoft ADR included as Exhibit A and Exhibit B to the HiSoft Deposit Agreement filed as Exhibit (a) to HiSoft's registration statement on Form F-6 (SEC File No. 333-167641) filed with the SEC on June 21, 2010 and made effective on July 5, 2010. The description of the HiSoft ADSs is contained in the section headed "Description of American Depositary Shares" in HiSoft's registration statement on Form F-1 (SEC File No. 333-167596), as amended, for its initial public offering, initially filed with the SEC on June 17, 2010, and such description of the HiSoft ADSs is incorporated herein by reference.

        The VanceInfo Deposit Agreement was filed as Exhibit 4.3 to VanceInfo's registration statement on Form F-1 (SEC File No. 333-147601), as amended, for its initial public offering, initially filed with the SEC on November 23, 2007, and a description of the VanceInfo ADSs is contained in the section headed "Description of American Depositary Shares" in VanceInfo's Form 424(b)(5) final prospectus for its follow-on public offering, filed with the SEC on November 23, 2010 (SEC File No. 333-170632).

        For more information, see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" on pages 199 and 200, respectively, of this joint proxy statement/prospectus.

        All references to the depositary in the left hand column below refer to the HiSoft depositary and all references to the depositary in the right hand column below refer to the VanceInfo depositary; and all references to ADSs in the left hand column below refer to HiSoft ADSs, and all references to ADSs in the right hand column below refer to VanceInfo ADSs.

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs
General
The HiSoft ADS depositary is Deutsche Bank Trust Company Americas pursuant to the HiSoft Deposit Agreement.	The VanceInfo ADS depositary is JPMorgan Chase Bank, N.A. pursuant to the VanceInfo Deposit Agreement.

Each HiSoft ADS represents 19 HiSoft shares deposited with the Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary, and an ownership interest in any other securities, cash or other property which may be held by the depositary.

Each VanceInfo ADS represents an ownership interest in one VanceInfo share deposited with the custodian, as agent of the depositary, and any securities, cash or property deposited with the depositary but which the depositary has not distributed to VanceInfo ADS holders.

Holders of HiSoft ADSs are not treated as shareholders of HiSoft and do not have the same rights as HiSoft shareholders. Rather, such holders have rights as holders of HiSoft ADSs, which are set forth in the HiSoft Deposit Agreement. The HiSoft ADS depositary will actually be the holder of the HiSoft shares underlying the registered HiSoft ADSs, so holders of HiSoft ADSs must rely on it to exercise the rights of a shareholder of HiSoft on their behalf.
Holders of VanceInfo ADSs are not treated as shareholders of VanceInfo and do not have the same rights as VanceInfo shareholders. Rather, such holders have rights as holders of VanceInfo ADSs, which are set forth in the VanceInfo ADS Deposit Agreement. The depositary's nominee will actually be the registered owner of the VanceInfo shares underlying the VanceInfo ADSs, so holders of VanceInfo ADSs must rely on it to exercise the rights of a VanceInfo shareholder on their behalf.

An investor may hold the HiSoft ADSs either directly or indirectly through its broker or other financial institution. If an investor holds HiSoft ADSs directly, it is a HiSoft ADR holder and the HiSoft ADSs will be registered in its name on the books of the HiSoft ADS depositary.
An investor may hold the VanceInfo ADSs either directly or indirectly through its broker or other financial institution. If an investor holds VanceInfo ADSs directly, it is a VanceInfo ADR holder and the VanceInfo ADSs will be registered in its name on the books of the VanceInfo depositary.
Dividends and Other Distributions
The depositary has agreed to pay to HiSoft ADS holders the cash dividends or other distributions it	The depositary has agreed to pay to VanceInfo ADS holders the cash dividends or other

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs
or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Holders will receive these distributions in proportion to the number of HiSoft shares their ADSs represent as of a specified record date.	distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. Holders will receive these distributions in proportion to the number of underlying securities that their ADSs represent.
Distributions of Cash

The depositary will convert any cash dividend or other cash distribution HiSoft pays on the HiSoft shares or any net proceeds from the sale of any HiSoft shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the HiSoft Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution.

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders may lose some or all of the value of the distribution.

Distributions of Shares

The depositary may distribute additional ADSs representing any shares HiSoft distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.
In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs
Distributions of Rights

If HiSoft offers holders of its shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. HiSoft must first instruct the depositary to make such rights available to ADS holders and furnish the depositary with satisfactory evidence that it is legal and reasonably practicable to do so. If the depositary decides it is not legal and practical to make the rights available but that it is lawful and reasonably practical to sell the rights, the depositary will sell the rights (upon such terms as it may deem proper) and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on holders' behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if the holder pays it applicable fees and charges of, and expenses incurred by, the Depositary and taxes and/or other governmental charges.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

In the case of a distribution of rights to subscribe for additional shares or other rights, if VanceInfo provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if VanceInfo do not furnish such evidence, the depositary may:

        (1) sell such rights if practicable and distribute the net proceeds as cash; or

        (2) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

VanceInfo has no obligation to file a registration statement under the U.S. securities laws in order to make any rights available to ADR holders.

Elective Distributions

If HiSoft offers holders of shares the option to receive dividends in either cash or shares, the depositary has discretion to determine to what extent such elective distribution will be made available to holders of the ADSs. HiSoft must first instruct the depositary to make such elective distribution available to ADS holders and furnish it with satisfactory evidence that it is legal and reasonable practicable to do so. The depositary could decide it is not legal or reasonably practical

N/A

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares in the same way as it does in a share distribution. The depositary is not obligated to make available to ADS holders a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Other Distributions

Subject to receipt of timely notice from HiSoft with the request to make any such distribution available to ADS holders, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to ADS holders anything else HiSoft distribute on deposited securities by any means it thinks is practicable for accomplishing such distribution. If it cannot make the distribution in that way, the depositary may decide to sell what HiSoft distributed and distribute the net proceeds in the same way as it does with cash or to hold what HiSoft distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from HiSoft that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses, and net of any taxes and/or governmental charges, in connection with that distribution.

In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. HiSoft has no obligation to register ADSs, shares, rights or other securities under the U.S. securities laws. HiSoft

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions HiSoft makes on its shares or any value for them if it is illegal or impractical for HiSoft to make them available to ADS holders.

foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Redemption

Whenever HiSoft decides to redeem any of the securities on deposit with the custodian, it will notify the depositary in advance. If it is practicable and if HiSoft provides all of the documentation contemplated in the HiSoft Deposit Agreement, the depositary will provide notice of the redemption to the holders.	N/A

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the HiSoft Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. ADS holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of their ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Voting
ADR holders may instruct the depositary to vote the deposited securities. Otherwise, ADR holders will not be able to exercise their right to vote	If the depositary asks ADR holders to provide it with voting instructions, ADR holders may instruct the depositary how to exercise the voting

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

unless ADR holders withdraw the shares their ADSs represent. However, ADR holders may not know about the meeting enough in advance to withdraw the shares.

If HiSoft asks for ADR holders' instructions and upon timely notice from HiSoft, the depositary will notify ADR holders of the upcoming vote and arrange to deliver HiSoft's voting materials to ADR holders. The materials will include (1) notice of the relevant meeting or solicitation of consent or proxy, (2) a statement that the holders at the close of business on the ADS record date will be entitled to instruct the depositary to as tot eh exercise of the voting rights, if any, pertaining to the shares represented by the HiSoft ADSs and (3) a statement as to the manner in which such instructions may be given to the depositary, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by HiSoft. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to applicable laws, the provisions of the Deposit Agreement and the provisions of HiSoft's constitutive documents, to vote or to have its agents vote the shares or other deposited securities as ADR holders instruct. The depositary will only vote or attempt to vote as ADR holders instruct. If HiSoft timely requested the depositary to solicit ADR holders' instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by HiSoft with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by HiSoft to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if HiSoft inform the depositary HiSoft does not wish such proxy given, rights for the shares which underlie their ADSs. After receiving voting materials from VanceInfo, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as it is contained in the voting materials and describe how ADR holders may instruct the depositary to exercise the voting rights for the shares which underlie their ADSs and will include instructions for giving a discretionary proxy to a person designated by VanceInfo. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as ADR holders instruct. The depositary will only vote or attempt to vote as ADR holders instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that ADR holders will receive voting materials in time to instruct the depositary to vote and it is possible that ADR holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

substantial opposition exists from holders against the outcome sought by HiSoft or the matter materially and adversely affects the rights of holders of the shares.

HiSoft cannot assure ADR holders that ADR holders will receive the voting materials in time to ensure that ADR holders can instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADR holders may not be able to exercise their right to vote and there may be nothing ADR holders can do if the shares underlying their ADSs are not voted as ADR holders requested.

In order to give ADR holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if HiSoft requests the depositary to act, HiSoft will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date as specified in the Deposit Agreement.

Fees

Persons depositing or withdrawing HiSoft shares or HiSoft ADSs must pay the following amounts under the following circumstances:

•

US$0.05 (or less) per ADS for: (1) issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or (2) cancellation of ADSs for the purpose of withdrawal, including if the HiSoft Deposit Agreement terminates;

•

US$0.05 (or less) per ADS for any cash proceeds distribution to ADS holders;

•

US$0.05 (or less) per ADS issued upon the exercise of rights;

•

US$0.05 (or less) per ADS for the operation and maintenance costs in administering the ADSs (accessed annually);

•

registration or transfer fees for transfer and registration of shares on the HiSoft share register to or from the name of the depositary or its agent when an ADS holder deposits or withdraws shares;

VanceInfo ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by VanceInfo or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs):

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

•

expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the HiSoft Deposit Agreement) and (2) converting foreign currency to U.S. dollars;

•

taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes; and

•

any charges incurred by the depositary or its agents for servicing the deposited securities.

•

a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.02 per ADS per calendar year for services performed by the depositary in administering VanceInfo's ADR program;

•

any other charge payable by any of the depositary, any of the depositary's agents, including the custodian, or the agents of the depositary's agents in connection with the servicing of VanceInfo's shares or other deposited securities;

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•

stock transfer or other taxes and other governmental charges;

•

cable, telex and facsimile transmission and delivery charges incurred at ADS holder's request;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•

expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable laws, rules or regulations.

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs
Changes Affecting Deposited Securities

If HiSoft changes the nominal or par value of HiSoft's shares, then the cash, shares or other securities received by the depositary will become deposited securities.

If HiSoft reclassifies, splits up or consolidates any of the deposited securities, then each ADS will automatically represent its equal share of the new deposited securities.

If HiSoft distributes securities on the shares that are not distributed to ADS holders or recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of HiSoft's assets, or takes any similar action, then the depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If VanceInfo takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

        (1) amend the form of ADR;

        (2) distribute additional or amended ADRs;

        (3) distribute cash, securities or other property it has received in connection with such actions;

        (4) sell any securities or property received and distribute the proceeds as cash; or

        (5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Limitations on Obligations and Liabilities to ADR Holders

The HiSoft Deposit Agreement expressly limits HiSoft's obligations and the obligations of the depositary. It also limits HiSoft's liability and the liability of the depositary. HiSoft and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of HiSoft or the depositary is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement, including requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of HiSoft's memorandum and

The deposit agreement expressly limits the obligations and liability of the depositary, VanceInfo and their respective agents. Neither VanceInfo nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond their control as set forth in the deposit agreement;

•

are not liable if either of HiSoft or the depositary exercises, or fails to exercise, discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on ADS holder's behalf or on behalf of any other party;

•

may rely upon any documents HiSoft believes in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•

disclaim any liability for any indirect, special, punitive or consequential damages.

agreement or the ADRs provide shall be done or performed by VanceInfo, the depositary or their respective agents (including voting);

•

it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•

it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•

it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. VanceInfo and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in its opinion may involve VanceInfo in expense or liability, if indemnity satisfactory to VanceInfo against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

Provisions Applicable to Holders of HiSoft ADSs	Provisions Applicable to Holders of VanceInfo ADSs

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from HiSoft, the content of any information submitted to it by HiSoft for distribution to ADS holders or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares or deposited securities.

In the deposit agreement, HiSoft and the depositary agree to indemnify each other under certain circumstances.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall VanceInfo, the depositary or any of their respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

        HiSoft was incorporated in the Cayman Islands in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        HiSoft's constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between HiSoft, its officers, directors and shareholders, be arbitrated.

        A substantial part of HiSoft's operations are conducted outside of the United States, and a substantial portion of its assets are located outside of the United States. One-half of HiSoft's directors and officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against HiSoft or its directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        HiSoft has appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States, as its agent upon whom process may be served in any action brought against it under the securities laws of the United States.

        Maples and Calder, HiSoft's counsel as to Cayman Islands law, has advised HiSoft that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against HiSoft or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and it is not aware of any treaties between either of the United States or PRC and the Cayman Islands over the reciprocal enforcement of judgments. Maples and Calder has further advised HiSoft that there is uncertainty as to whether the courts of the Cayman Islands would entertain original actions brought in the Cayman Islands against HiSoft or its directors or officers predicated upon the securities laws of the United States or any state in the United States, and it is not aware of any original actions which have been brought in the Cayman Islands based on the securities laws of the United States.

        Fangda Partners, HiSoft's counsel as to PRC law, has advised HiSoft that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts obtained against HiSoft or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Fangda Partners has further advised HiSoft that there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against HiSoft or its directors or officers predicated upon the securities laws of the United States or any state in the United States, and it is not aware of any original actions which have been brought in the PRC based on the securities laws of the United States.

        Maples and Calder has further advised HiSoft that a final and conclusive judgment in personam in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, fines, penalties or similar charges, may be recognized by the courts of the Cayman Islands provided that (1) such courts had proper jurisdiction over the parties subject to such judgment (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Fangda Partners has further advised HiSoft that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity arrangements between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgments in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. court.

 LEGAL MATTERS

        HiSoft is being represented by Simpson Thacher & Bartlett with respect to certain legal matters as to United States federal securities and New York State law. The validity of the HiSoft shares represented by the HiSoft ADSs offered by this joint proxy statement/prospectus have been passed upon for HiSoft by Maples and Calder, and certain legal matters as to PRC law have been passed upon for HiSoft by Fangda Partners. Simpson Thacher & Bartlett may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law.

        VanceInfo is being represented by Orrick, Herrington & Sutcliffe LLP with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters as to Cayman Islands law have been passed upon for VanceInfo by Conyers Dill & Pearman (Cayman) Limited. Certain legal matters as to PRC law have been passed upon for VanceInfo by King & Wood Mallesons. Orrick, Herrington & Sutcliffe LLP may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements and the related financial statement schedule of HiSoft Technology International Limited as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011, incorporated by reference in this prospectus, and the effectiveness of HiSoft Technology International Limited's internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports incorporated by reference herein. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule of VanceInfo Technologies Inc. as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011, incorporated by reference in this prospectus, and the effectiveness of VanceInfo Technologies Inc.'s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports incorporated by reference herein. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touch Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        Each of HiSoft and VanceInfo files annual reports with and furnish other reports and information to the SEC. You may read and copy any document HiSoft or VanceInfo files with or furnishes to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these reports, as well as proxy and information statements and other information that HiSoft or VanceInfo file with or furnish to the SEC, at the Internet website maintained by the SEC, at www.sec.gov. The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link. Please visit this website or call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. Reports and other information concerning the business of HiSoft may also be inspected at the offices of NASDAQ at One Liberty Plaza, 165 Broadway, New York, New York, and reports and other information concerning the business of VanceInfo may be inspected at the offices of NYSE at 20 Broad Street, New York, New York 10005.

        HiSoft has filed a registration statement on Form F-4, including the exhibits filed therewith, with the SEC under the Securities Act, to register the HiSoft shares that will underlie the HiSoft ADSs that VanceInfo ADS holders will receive in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement as well as a joint proxy statement under Cayman Islands law with respect to the HiSoft EGM and VanceInfo EGM. HiSoft may also file amendments to the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. Deutsche Bank Trust Company Americas, as the HiSoft depositary, has previously filed a separate registration statement on Form F-6 (Registration No. 333-167641) with the SEC for the registration of the HiSoft ADSs that VanceInfo ADS holders will receive in connection with the merger. You should read the two registration statements on Form F-4 and Form F-6 and the exhibits and schedules filed with those registration statements as they contain important information about HiSoft and VanceInfo and the HiSoft shares and HiSoft ADSs.

        Each of HiSoft and VanceInfo undertake to provide without charge to holders of HiSoft shares and ADSs and holders of VanceInfo shares and ADSs, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this joint proxy statement/prospectus, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this joint proxy statement/prospectus incorporates.

        Requests for copies of the filings of HiSoft and VanceInfo should be directed to:

If to HiSoft	If to VanceInfo

HiSoft Technology International Limited
Building C-4, No. 66 Xixiaokou Road,
Haidian District, Beijing 100192
People's Republic of China
Attention: Ross Warner
Facsimile: + (86) 411-84791350
Email: investor_relations@hisoft.com
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software
Park, Haidian District
Beijing 100193, People's Republic of China
Attention: Sheryl Zhang
Facsimile: + (86)10-8282-5268
Email: ir@vanceinfo.com

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows HiSoft and VanceInfo to "incorporate by reference" certain information filed with or furnished to the SEC, which means that HiSoft and VanceInfo can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus. With respect to this joint proxy statement/prospectus, information that HiSoft or VanceInfo later files with or furnishes to the SEC and that is incorporated by reference will automatically update and supersede information in this joint proxy statement/prospectus and information previously incorporated by reference into this joint proxy statement/prospectus.

        Each document incorporated by reference into this joint proxy statement/prospectus is current only as of the date of such document, and the incorporation by reference of such document is not intended to create any implication that there has been no change in the affairs of HiSoft and/or VanceInfo since the date of the relevant document or that the information contained in such document is current as of any time subsequent to its date. Any statement contained in such incorporated documents is deemed to be modified or superseded for the purpose of this joint proxy statement/prospectus to the extent that a subsequent statement contained in another document that is incorporated by reference into this joint proxy statement/prospectus at a later date modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below, which HiSoft has previously filed with or furnished to the SEC. These documents contain important information about HiSoft and its business, financial condition and results of operation.

  •
  HiSoft's annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012 and as amended on April 25, 2012 (SEC File No. 001-34790);

  •
  HiSoft's current reports on Form 6-K furnished to the SEC on February 2, March 1, May 11, August 10, August 13, August 14, August 15 and September 4, 2012; and

  •
  The description of the HiSoft shares and HiSoft ADSs contained in HiSoft's Form 424(b)(4) final prospectus for its follow-on public offering, filed with the SEC on December 20, 2011 (SEC File No. 333-170752).

        This joint proxy statement/prospectus incorporates by reference the documents listed below, which VanceInfo has previously filed with or furnished to the SEC. These documents contain important information about VanceInfo and its business, financial condition and results of operation.

  •
  VanceInfo's annual report on Form 20-F for the year ended December 31, 2011 initially filed with the SEC on April 26, 2012 and as amended on May 21, 2012 (SEC File No. 001-33857);

  •
  VanceInfo's current reports on Form 6-K furnished to the SEC on February 28, May 15, August 10, August 10, August 13, 2012; and

  •
  The description of the VanceInfo shares and VanceInfo ADSs contained in VanceInfo's Form 424(b)(5) final prospectus for its follow-on public offering, filed with the SEC on November 23, 2010 (SEC File No. 333-170632).

        In addition, all annual reports on Form 20-F that HiSoft and VanceInfo file with the SEC and all reports on Form 6-K that HiSoft and VanceInfo furnish to the SEC indicating that they are so incorporated by reference into this joint proxy statement/prospectus, in each case after the date of this joint proxy statement/prospectus and prior to the date of the HiSoft EGM or VanceInfo EGM, will also be incorporated by reference into this joint proxy statement/prospectus. Any information contained in, or incorporated by reference into, this joint proxy statement/prospectus prior to the filing with, or furnishing to, the SEC of any such report after the date of this joint proxy statement/prospectus shall be deemed to be modified or superseded to the extent that the disclosure in such report modifies or supersedes such information.

        You may obtain copies of these documents in the manner described under "Where You Can Find More Information" on page 199.

        THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE HISOFT EGM OR VANCEINFO EGM. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

        THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER 3, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

INDEX TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND JUNE 30, 2012	F-2
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012	F-4
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012	F-5
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012	F-6
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012	F-7

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	As of December 31, 2011	As of June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$113,856	$90,425
Restricted cash	1,222	1,426
Term deposits	21,681	35,992
Accounts receivable, net of allowance for doubtful accounts of $4,002 and $3,958 as of December 31, 2011 and June 30, 2012, respectively	61,413	82,615
Prepaid expenses and other current assets	6,512	7,407
Deferred tax assets—current	623	562

Total current assets	205,307	218,427

Property, plant and equipment, net of accumulated depreciation of $11,731 and $14,148 as of December 31, 2011 and June 30, 2012, respectively	13,774	13,211
Intangible assets, net	15,198	17,546
Deferred tax assets—non-current	293	1,264
Other assets	1,259	1,494
Goodwill	37,348	42,859

TOTAL ASSETS	$273,179	$294,801

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	$4,257	$3,382
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $4 and $5 as of December 31, 2011 and June 30, 2012, respectively)	40,352	41,841
Government grant (including government grant of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	83	1,381
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $235 and $233 as of December 31, 2011 and June 30, 2012, respectively)	4,309	5,499
Other taxes payable (including other taxes payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	2,020	3,020
Deferred tax liability—current (including deferred tax liability—current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	8	—

Total current liabilities	51,029	55,123

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of U.S. dollars, except share and per share data)

	As of December 31, 2011	As of June 30, 2012
Deferred tax liability—non-current (including deferred tax liability—non-current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	$3,105	$3,380
Unrecognized tax benefits—non-current (including unrecognized tax benefits—non-current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	969	969
Contingent acquisition consideration payable (including contingent acquisition consideration payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2011 and June 30, 2012, respectively)	8,186	9,355

TOTAL LIABILITIES	63,289	68,827

Equity:
HiSoft Technology International Limited shareholders' equity:
Common shares ($0.0001 par value; 872,000,000 shares authorized; 595,868,033 and 595,868,022 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	60	60
Additional paid-in capital	186,408	191,489
Statutory reserve	6,653	6,653
Accumulated (deficit) profits	(964)	11,477
Accumulated other comprehensive income	16,327	15,350

Total HiSoft Technology International Limited shareholders' equity	208,484	225,029

Non-controlling interest	1,406	945

Total equity	209,890	225,974

TOTAL LIABILITIES AND EQUITY	$273,179	$294,801

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Six-month periods ended June 30,
	2011	2012
Revenues	$97,009	$140,340
Business tax	(1,830)	(3,083)

Net revenues	95,179	137,257
Cost of revenues	(63,100)	(88,743)

Gross profit	32,079	48,514
Operating expenses
General and administrative	(17,623)	(24,963)
Selling and marketing	(7,362)	(10,737)
Change in fair value of contingent consideration	(652)	346

Total operating expenses	(25,637)	(35,354)

Income from operations	6,442	13,160

Other income (expenses)
Interest income	1,324	2,117
Interest expense	(52)	(18)
Change in fair value of foreign currency forward contract	(53)	(44)

Total other income (expenses)	1,219	2,055

Income before income tax expense	7,661	15,215
Income tax expense	(843)	(2,282)

Net income	6,818	12,933
Net income attributable to non-controlling interest	(127)	(492)

Net income attributable to HiSoft Technology International Limited	6,691	12,441

Net income per share attributable to HiSoft Technology International Limited shareholders
Basic	$0.01	$0.02
Diluted	$0.01	$0.02
Weighted average shares used in calculating net income per share
Basic	582,100,664	575,202,866

Diluted	600,198,284	601,326,836

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Six-month periods ended June 30,
	2011	2012
Net income	$6,818	$12,933
Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign exchange translation adjustment	3,137	(978)

Comprehensive income	9,955	11,955
Less: Comprehensive income attributable to noncontrolling interest	(148)	(478)

Comprehensive income attributable to HiSoft Technology International Limited	$9,807	$11,477

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six-month periods ended June 30,
	2011	2012
Cash flows from operating activities:
Net income	$6,818	$12,933
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	208	366
Loss (gain) on disposals of property, plant and equipment	32	(44)
Depreciation	1,935	2,798
Change in fair value of foreign currency forward contract	53	45
Amortization of intangible assets	846	2,208
Interest expense	64	—
Share-based compensation	2,291	3,806
Change in fair value of contingent consideration	652	(346)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(8,436)	(20,009)
Prepaid expenses and other assets	2,892	(1,817)
Accounts payable	(492)	(1,276)
Accrued expenses and other payables	1,450	(3,080)
Government grant	(1,473)	1,309
Income taxes payable	412	1,093
Other taxes payable	71	892
Deferred income taxes	(501)	(898)

Net cash provided by (used in) operating activities	6,822	(2,020)

Cash flows from investing activities:
Purchase of term deposits	—	(51,053)
Maturity of term deposits	—	36,341
Purchase of property, plant and equipment	(3,840)	(2,329)
Restricted cash placed	(394)	(433)
Restricted cash returned	70	227
Payments for business acquisitions (net of cash acquired of nil and $467 in the six-month periods ended June 30, 2011 and 2012, respectively)	(1,000)	(2,088)

Net cash used in investing activities	(5,164)	(19,335)

Cash flows from financing activities:
Repayment of short-term bank borrowings	(40,064)	(183)
Capital contribution from non-controlling interest	908	—
Proceeds from issuance of common shares under employee option plan	4,169	1,270
Deferred and contingent consideration paid for business acquisitions	(5,300)	(2,897)

Net cash used in by financing activities	(40,287)	(1,810)

Effect of exchange rate changes	1,939	(266)

Net decrease in cash and cash equivalents	(36,690)	(23,431)
Cash and cash equivalents at beginning of period	169,893	113,856

Cash and cash equivalents at end of period	$133,203	$90,425

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION

  (a)
  The accompanying unaudited condensed interim consolidated financial statements include the financial information of HiSoft Technology International Limited (the "Company"), its subsidiaries, and its variable interest entity (collectively, the "Group"). All intercompany balances and transactions have been eliminated in consolidation. The results of operations for the six-month periods ended June 30, 2011 and 2012 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

    The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group's audited consolidated financial statements for each of the three years in the period ended December 31, 2011. In the opinion of the management, the accompanying unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

    The financial information as of December 31, 2011 presented in the unaudited condensed financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2011.

    The accompanying unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group's consolidated financial statements for each of the three years in the period ended December 31, 2011.

  Newly adopted accounting pronouncements

  In May 2011, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in accounting principles generally accepted in the United States of America. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

  •
  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

  •
  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION (Continued)

  •
  Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

  •
  Fair value of an instrument classified in a reporting entity's stockholders' equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

  •
  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

  (i)
  For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

  (ii)
  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

  The guidance was applied prospectively and was effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

  In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance was effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION (Continued)

  face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group adopted this guidance on January 1, 2012 and chose to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in two separate but consecutive statements.

  In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The result did not have an effect or impact the Group's consolidated financial statements.

  Recent accounting pronouncements not yet adopted

  In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

  In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION (Continued)

  or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

2. ACQUISITIONS

  (a)
  Logoscript

  In February 2012, the Group acquired 100% interest in Logoscript International S.L., a Spain-based software localization and technical translation services provider and its subsidiaries based in Spain, Brazil and Portugal. Logoscript International S.L. and its subsidiaries are hereinafter referred to as "Logoscript".

  The purchase price was $1,399, consisting of:

  •
  Cash consideration of $1,158 paid upon closing;

  •
  Cash consideration valued at $75: the Group agreed to pay the selling shareholders of Logoscript up to $80 in February 2013 based on the financial performance of Logoscript in the period from January 1, 2012 to December 31, 2012;

  •
  Cash consideration valued at $41: the Group agreed to pay the selling shareholders of Logoscript up to $45 in August 2013 based on the financial performance of Logoscript in the period from January 1, 2012 to June 30, 2013; and

  •
  Cash consideration valued at $125: the Group agreed to pay the selling shareholders of Logoscript up to $140 in February 2014 based on the financial performance of Logoscript in the period from January 1, 2012 to December 31, 2013;

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Assets	$1,592
Liabilities	(1,150)

Total	$442

Intangible assets acquired:
Customer relationship	233	3 years
Goodwill	794
Deferred tax liability	(70)

Total	$957

Total consideration	$1,399

  The Group believes that the acquisition will improve its presence in Europe as well as obtain multilingual talents.

  The results of operations of Logoscript have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011 and 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Six-month periods ended June 30,
	2011	2012
Net revenues	$97,102	$137,578
Net income	6,597	12,896
Net income per share
—Basic	$0.01	$0.02

—Diluted	$0.01	$0.02

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

  (b)
  Longhaul

  In March 2012, the Group acquired substantially all of the business and assets of Shenzhen Longhaul Information Technology Ltd., or Longhaul, a China-based SAP consulting services company, which mainly provides SAP implementation and maintenance services in China.

  The purchase price was $1,494, consisting of:

  •
  Cash consideration of $772 paid in May 2012;

  •
  Cash consideration valued at $139: the Group agreed to pay the selling shareholders of Longhaul up to $150 in April 30, 2013 based on the financial performance of Longhaul in the period from March 1, 2012 to December 31, 2012;

  •
  Cash consideration valued at $259: the Group agreed to pay the selling shareholders of Longhaul up to $298 in April 30, 2014 based on the financial performance of Longhaul in the period from January 1, 2013 to December 31, 2013; and

  •
  Cash consideration valued at $324: the Group agreed to pay the selling shareholders of Longhaul up to $397 in April 30, 2015 based on the financial performance of Longhaul in the period from January 1, 2014 to December 31, 2014;

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired as of the date of acquisition as follows:

		Estimated useful life
Intangible assets acquired:
Customer relationship	190	3.5 years
Contract backlog	27	0.25 years
Non-compete clause	262	4 years
Goodwill	1,015

Total	$1,494

Total consideration	$1,494

  The business purpose of this acquisition is to acquire the team's specialized knowledge of SAP, and related contracts and customers to enhance the Group's ability to expand into the SAP service market in China.

  The results of operations of Longhaul have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  revenue and earnings of the acquired business since the acquisition date are not separately presented because the acquired business' operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011 and 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Six-month periods ended June 30,
	2011	2012
Net revenues	$96,051	$137,548
Net income	6,796	12,926
Net income per share
—Basic	$0.01	$0.02

—Diluted	$0.01	$0.02

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

  (c)
  Glory

  In June 2012, the Group acquired 100% equity interest in Beijing GloryCube Technology Co., Ltd., or Glory, a China-based IT service firm that specialized in CRM system design and implementation in the financial industry in China.

  The purchase price was US$6,616, consisting of:

  •
  Cash consideration of US$612 paid upon closing;

  •
  Cash consideration of US$2,449 paid in July 2012;

  •
  Cash consideration valued at US$1,713: the Group agreed to pay the selling shareholders of Glory up to US$1,832 in June 2013 based on the financial performance of Glory in the period from June 1, 2012 to March 31, 2013; and

  •
  Cash consideration valued at US$1,842: the Group agreed to pay the selling shareholders of Glory up to US$2,096 in June 2014 based on the financial performance of Glory in the period from April 1, 2013 to March 31, 2014;

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible liabilities assumed:
Current assets	$1,465
Current liabilities	(1,879)

Total	$(414)

Intangible assets acquired:
Customer relationship	959	5 years
Contract backlog	530	1 years
Trade name	2,149	Indefinite
Non-compete clause	225	5 years
Goodwill	3,746
Deferred tax liability	(579)

Total	$7,030

Total consideration	$6,616

  The Group believes that the acquisition will expand the Group's business in the financial industry in China and increase the Group's geographic presence and service offerings.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The results of operations of Glory have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011 and 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Six-month periods ended June 30,
	2011	2012
Net revenues	$97,297	$139,022
Net income	6,892	12,995
Net income per share
—Basic	$0.01	$0.02

—Diluted	$0.01	$0.02

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

  (d) Beans

  In January 2011, the Group acquired substantially all of the business and assets of Beans Group Pte. Ltd ("Beans"), a Singapore-based research and development service provider.

  The purchase price was $2,042, consisting of:

    •
    Cash consideration of $574 paid upon closing;

    •
    Contingent consideration valued at $1,468: the Group agrees to pay selling shareholders of Beans up to $1,787 by March 2013, subject to financial performance of Beans in fiscal year 2012.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired as of the date of acquisition as follows:

		Estimated useful life
Intangible assets acquired:
Customer relationship	927	6 years
Goodwill	1,115

Total	$2,042

Total consideration	$2,042

  The Group believes the acquisition would strengthen its service capability and market position in Singapore.

  The results of operations of Beans have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquired business since the acquisition date are not separately presented because the acquired business' operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Six-month period ended June 30, 2011
Net revenues	$95,179
Net income	6,818
Net income per share
— Basic	$0.01

— Diluted	$0.01

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  (e) Business of China-based IT service firms

  In February 2011, the Group acquired a business from certain China-based IT service firms that provide IT consulting services to clients in the financial industry.

  The total cash consideration of $2,500 was paid in July 2011.

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired as of the date of acquisition as follows:

		Estimated useful life
Intangible assets acquired:
Contract backlog	287	0.9 years
Customer relationship	666	4.9 years
Goodwill	1,547

Total	$2,500

Total consideration	$2,500

  The Group believes that the acquisition will expand the Group's business in the financial industry and increase the Group's geographic presence and service offerings in China.

  The results of operations of the acquired business have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquired business since the acquisition date are not separately presented because the acquired business' operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Six-month period ended June 30, 2011
Net revenues	$95,387
Net income	6,632
Net income per share
— Basic	$0.01

— Diluted	$0.01

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

2. ACQUISITIONS (Continued)

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

3. ACCOUNTS RECEIVABLE

  Accounts receivable, net consists of:

	As of December 31, 2011	As of June 30, 2012
Billed receivable	$43,143	$49,748
Unbilled receivable	22,272	36,825

	65,415	86,573
Less: Allowance for doubtful accounts	(4,002)	(3,958)

	$61,413	$82,615

  Revenue in excess of billings is recorded as unbilled receivables and included in accounts receivable. These amounts become billable according to the contract terms.

4. GOODWILL

  Changes in the carrying amount of goodwill for the six-month period ended June 30, 2012 are as follows:

Balance at the beginning of the period	$37,348
Goodwill acquired in business acquisitions	5,555
Foreign currency translation adjustments	(44)

Balance at the end of the period	$42,859

  No goodwill impairment loss was recognized in the six-month period ended June 30, 2012.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

5. INTANGIBLE ASSETS

  Intangible assets and their related accumulated amortization as of June 30, 2012 are as follows:

	Contract backlog	Customer base and customer relationship	Trade name	Trade mark	Non-complete clause	Total
Balance as of January 1, 2012	$790	$8,964	$2,073	$3,026	$345	$15,198
Acquisition	557	1,382	2,149	—	487	4,575
Amortization	(642)	(1,409)	(84)	(12)	(61)	(2,208)
Foreign currency translation adjustments	(4)	(11)	(2)	—	(2)	(19)

Balance as of June 30, 2012	$701	$8,926	$4,136	$3,014	$769	$17,546

Gross carrying amount
Balance as of January 1, 2012	$1,673	$11,190	$2,235	$3,043	$359	$18,500
Balance as of June 30, 2012	$2,230	$12,572	$4,384	$3,043	$846	$23,075

Accumulated amortization
Balance as of January 1, 2012	$883	$2,226	$162	$17	$14	$3,302
Balance as of June 30, 2012	$1,529	$3,646	$248	$29	$77	$5,529

  The Group recorded amortization expense for acquired intangible assets of US$2,208 for the six-month period ended June 30, 2012. The Group expects to record amortization expenses of US$2,115, US$3,475, US$2,716, US$1,789, US$684 and US$79 for the six-month period ending December 31, 2012 and years ending December 31, 2013, 2014, 2015 and 2016 and thereafter, respectively.

  The weighted-average amortization period for intangible assets subject to amortization acquired through business combinations in the six-month period ended June 30, 2012 are as follows:

Intangible assets	Weighted- average amortization period (years)
Contract backlog	0.22
Customer base and customer relationship	2.54
Non-complete clause	0.90

Total	3.66

6. ACCRUED EXPENSES AND OTHER PAYABLES

  Accrued expenses and other payables consist of employee related costs, professional and subcontractor fees, rental expenses, accrued travelling-related expenses and the current portion of contingent acquisition payables.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

6. ACCRUED EXPENSES AND OTHER PAYABLES (Continued)

  As of December 31, 2011 and June 30, 2012, employee payroll and welfare payable was $16,815 and $16,344, respectively.

  The contingent acquisition consideration payable as of December 31, 2011 and June 30, 2012 represents payables in relation to the acquisitions of the following:

	As of December 31, 2011	As of June 30, 2012
Echo Lane	$1,875	$1,330
Besure Business	1,000	—
Beans Business	1,572	1,677
NouvEON	7,705	7,701
Shanghai HURO	4,917	4,386
Glory	—	6,036

Others	1,483	1,139

Total	$18,552	$22,269

Comprising:
Current	$10,366	$12,914
Non-current	8,186	9,355

Total	$18,552	$22,269

7. FAIR VALUE

  Measured on recurring basis

  The Group's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and June 30, 2012 include foreign currency exchange forward contracts based on Level 2 inputs, the contingent consideration payables in connection with business acquisitions consummated from 2010 to 2012 based on Level 3 inputs. There were no transfers between categories for the periods presented.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

7. FAIR VALUE (Continued)

  The following table summarizes the Group's financial assets (liabilities) measured at fair value on recurring basis.

		Fair Value Measurement at Reporting Date Using
Description	December 31, 2011	Quoted Prices in Active Market for Identical Instruments	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	(18,552)	—	—	(18,552)
Forward contract	26	—	26	—

Total	(18,526)	—	26	(18,552)

		Fair Value Measurement at Reporting Date Using
Description	June 30, 2012	Quoted Prices in Active Market for Identical Instruments	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	(22,269)	—	—	(22,269)
Forward contract	(18)	—	(18)	—

Total	(22,287)	—	(18)	(22,269)

  Contingent consideration

  The Group estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions. The Group measures the fair value of the contingent considerations using the 'income approach' valuation method. Additionally, each reporting period, the Group estimates changes in the fair value of contingent consideration, and any change in fair value is recognized in the Consolidated Statement of Operations.

  An increase in the earn-out expected to be paid will result in a charge to operations in the quarter that the anticipated fair value of contingent consideration increases, while a decrease in the earn-out expected to be paid will result in a credit to operations in the period that the anticipated fair value of contingent consideration decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Group's future financial results.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

7. FAIR VALUE (Continued)

  The fair value measurement of the contingent consideration encompasses the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated contingent consideration payments	$22,269
Discount rate	5.75%-11.7%
Timing of earn-out payments	0.75-2.83 years

  The following table summarizes the movement of the balances of the Group's financial (liabilities) measured at fair value on a recurring basis based on Level 3 inputs:

Amounts
Balance as of January 1, 2012	(18,552)
Initial recognition of contingent consideration in connection with business acquisitions	(9,509)
Change in fair value of contingent considerations	346
Settlement of contingent consideration	5,452
Exchange difference	(6)

Balance as of June 30, 2012	(22,269)

  Measured on non-recurring basis

  The Group's financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.

8. INCOME TAXES

  The Group's effective income tax rate for the six-month periods ended June 30, 2011 and 2012 was 11.0% and 15.0%, respectively. The change was primarily due to the following reasons: 1) the change of tax rate of hiSoft Wuxi from nil to 12.5% as its tax exemption period has passed starting from January 1, 2012; 2) the higher tax rates of certain newly acquired entities.

  The Group had no change in its unrecognized tax benefits for both periods.

  The Group is subject to taxation in China and also various other jurisdictions. There are no ongoing examinations by tax authorities at this time. The Group's various tax years from 2006 to 2012 remain open in various taxing jurisdictions.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

9. NET INCOME PER SHARE

  The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Six-month periods ended June 30,
	2011	2012
Net income attributable to HiSoft Technology International Limited shareholders (numerator)	$6,691	$12,441

Weighted average shares outstanding used in computing net income per share—basic (denominator)	582,100,664	575,202,866

Weighted average shares outstanding used in computing net income per share—diluted (denominator)	600,198,284	601,326,836

Net income per share attributable to HiSoft Technology International Limited shareholders—basic	$0.01	$0.02

Net income per share attributable to HiSoft Technology International Limited shareholders—diluted	$0.01	$0.02

10. SEGMENT INFORMATION AND REVENUE ANALYSIS

  The Group has internal reporting that does not distinguish between markets or segments. The Group operates in Asia, North America and Europe. The following tables summarize the Group's long-lived assets, other than deferred tax assets and net revenues in different geographic locations:

  Long-lived assets, other than deferred tax assets (Note 1)

	As of December 31, 2011	As of June 30, 2012
PRC and Hong Kong	$37,121	$44,472
Japan	1,996	1,901
United States	19,922	19,185
Europe	—	960
Asia South	8,540	8,592

Total	$67,579	$75,110

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

10. SEGMENT INFORMATION AND REVENUE ANALYSIS (Continued)

  Net Revenues (Note 2)

	Six-month periods ended June 30,
	2011	2012
PRC and Hong Kong	$37,719	$55,946
Japan	21,950	29,050
United States	19,606	30,642
Europe	2,480	2,162
Asia South	13,424	19,457

Total	$95,179	$137,257

Notes:

(1)
Long-lived assets are presented by the operating location of the subsidiaries of the Company.

(2)
Net revenues are presented by operating location of the Group's customer entities.

  The outsourced technology services provided by the Group include Infrastructure Technology Services ("ITS"), and Research and Development Services ("RDS"). The net revenues consist of the following service lines:

	Six-month periods ended June 30,
	2011	2012
ITS	$52,321	$80,878
RDS	42,858	56,379

Total	$95,179	$137,257

11. SUBSEQUENT EVENTS

  a.
  In August 2012, the Company announced that it has entered into a definitive merger agreement with VanceInfo Technologies Inc. ("VanceInfo"), under which the two entities will be combined in an all-stock merger. According to the announcement, the Company and VanceInfo shareholders will each own approximately 50% of the combined company. The Company will be the surviving listed company in the merger, and its shares will continue to be listed on the NASDAQ Global Select Market. Each outstanding ordinary share of VanceInfo will be exchanged for the right to receive one common share of the Company and each American Depositary Share of VanceInfo, each of which represents one ordinary share, will be exchanged for the right to receive one American Depositary Share of the Company ("hiSoft

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data)

11. SUBSEQUENT EVENTS (Continued)

    ADS"). Immediately prior to the merger, the Company will effect a 13.9482-to-1 share consolidation and change the ratio of hiSoft ADSs representing ordinary shares from one ADS for nineteen shares to one ADS for one share. As announced by the Company, the transaction is expected to close in the fourth quarter of 2012.

  b.
  In July 2012, the Group entered into a framework agreement with the Administrative Committee of the Wuxi State Hi-Tech Zone to purchase a campus facility of approximately 21,225 square meters in Wuxi city, Jiangsu province, China. The parties will enter into a further agreement for the detailed terms of the purchase.

  c.
  In July 2012, the Group entered into an agreement with the selling shareholders of BearingPoint Holdings Pty Ltd ("BearingPoint"), an Australia-based IT consulting company, to acquire 100% of the equity interest in BearingPoint and its affiliated entities for a cash consideration of 8,295, including contingent consideration.

  d.
  In July 2012, the Group entered into an agreement with the selling shareholders of Newton Technologies Co., Ltd. ("Newton"), a Japan-based IT service supplier, to acquire 100% of the equity interest in Newton for a cash consideration of 1,474, including contingent consideration.

INDEX TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS OF VANCEINFO TECHNOLOGIES INC.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and share related data)

	As of December 31, 2011	As of June 30, 2012
Assets
Current assets:
Cash and cash equivalents	96,170	76,432
Term deposit	5,000	—
Restricted cash	1,587	3,148
Held-to-maturity securities-current	9,401	2,007
Accounts receivable, net of allowance for doubtful accounts of $2,200 and $2,962 as of December 31, 2011 and June 30, 2012, respectively	126,389	151,567
Prepaid expenses and other current assets	12,865	18,088
Deferred income tax assets-current	3,177	2,200

Total current assets	254,589	253,442

Rental deposits and prepaids	3,025	3,556
Property and equipment, net	36,580	39,725
Land use right	23,884	23,449
Intangible assets, net	15,746	17,495
Goodwill	52,061	57,844
Long-term investment	—	212
Deferred income tax assets, non-current	11	18

Total assets	385,896	395,741

Liabilities
Current liabilities:
Short-term bank loan	1,587	3,148
Accounts payable	1,079	602
Accrued expenses and other payables	54, 980	53,177
Income tax payable	7,918	6,037
Deferred income-current	478	478
Deferred revenue	396	281

Total current liabilities	66,438	63,723

Deferred income tax liabilities, non-current	3,413	3,666
Deferred income, non- current	2,384	2,145
Long- term payable for business acquisitions, non-current	10,217	8,583

Total liabilities	82,452	78,117

Commitments (Note 16)
Equity:
Ordinary shares ($0.001 par value, 70,000,000 shares authorized; 44,714,963 and 44,714,963 shares issued as of December 31, 2011 and June 30, 2012, respectively; 42,320,390 and 42,320,390 shares outstanding as of December 31, 2011 and June 30, 2012, respectively)	45	45
Additional paid-in capital	223,707	229,949
Shares issuable in connection with business acquisitions	—	1,468
Treasury stock, in the form of ADS, at cost (2,394,573 and 2,394,573 shares as of December 31, 2011 and June 30, 2012, respectively)	(34,791)	(34,791)
Accumulated other comprehensive income	17,029	15,485
Statutory reserves	6,373	6,373
Retained earnings	91,081	99,095

Total equity	303,444	317,624

Total liabilities and equity	385,896	395,741

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and share related data)

	Six-Month Period Ended June 30, 2011	Six-Month Period Ended June 30, 2012
Revenues	128,353	185,089
Business tax	(2,698)	(4,236)

Net revenues	125,655	180,853
Cost of revenues (including share-based compensation of $296 and $481 for the six-month periods ended June 30, 2011 and 2012, respectively)	(79,308)	(122,892)

Gross profit	46,347	57,961

Selling, general and administrative expenses (including share-based compensation of $3,566 and $4,056, for the six-month periods ended June 30, 2011 and 2012, respectively)	(33,713)	(50,333)

Total operating expenses	(33,713)	(50,333)

Change in fair value of contingent consideration payable for business acquisition	602	84
Other operating income	1,230	951

Income from operations	14,466	8,663
Interest income	1,226	1,061
Interest expense	(90)	(109)
Exchange differences	(330)	(118)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisitions	514	—

Income before income taxes and earnings in equity method investment	15,786	9,497
Income tax expense	(1,688)	(1,514)

Income before earnings in equity method investment	14,098	7,983
(Loss) earnings in equity method investment	(35)	31

Net income	14,063	8,014

Income attributable to VanceInfo Technologies Inc. shareholders	14,063	8,014

Net income per share
Basic	0.32	0.19
Diluted	0.31	0.18

Net income	14,063	8,014
Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,809	(1,668)
Unrealized gains (loss) on foreign currency exchange forward contract	(3)	129
(Gains) loss on foreign currency exchange forward contract transfer to statements of operations	198	(5)
Transfer to the statements of operations of realized gain on available- for-sale investment , net tax effect of $87	(494)	—

Total other comprehensive income, net of tax	3,510	(1,544)

Comprehensive income	17,573	6,470

Comprehensive income attributable to VanceInfo Technologies Inc. Shareholders	17,573	6,470

Weighted average shares used in calculating net income per share
Basic	43,754	42,211
Diluted	45,993	43,904

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(In U.S. dollars in thousands, except share data)

	Ordinary shares				Shares issuable in connection with business acquisitions	Accumulated other comprehensive income
			Additional paid-in capital	Treasury stock			Statutory reserves	Retained earnings	Total shareholders' equity
	Shares	Amount
Balance as of December 31, 2010	44,556,910	45	208,431	—	3,594	8,836	3,478	71,783	296,167
Issuance of ordinary shares in connection with business acquisitions	—	—	—	—	1,849	—	—	—	1,849
Repurchase of ordinary shares	(865,955)	—	—	(21,030)	—	—	—	—	(21,030)
Ordinary shares issued for share-based compensation	—	—	1,174	—	—	—	—	—	1,174
Share-based compensation	—	—	3,880	—	—	—	—	—	3,880
Unrealized loss on foreign currency exchange forward contract	—	—	—	—	—	(3)	—	—	(3)
Loss on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	198	—	—	198
Transfer to the statement of operations of realized gain on available-for-sale investment, net tax effect of $87	—	—	—	—	—	(494)	—	—	(494)
Foreign currency translation adjustment	—	—	—	—	—	3,809	—	—	3,809
Net income	—	—	—	—	—	—	—	14,063	14,063
Balance as of June 30, 2011	43,690,955	45	213,485	(21,030)	5,443	12,346	3,478	85,846	299,613

Balance as of December 31, 2011	42,320,390	45	223,707	(34,791)	—	17,029	6,373	91,081	303,444
Issuance of ordinary shares in connection with business acquisitions	—	—	—	—	1,468	—	—	—	1,468
Ordinary shares issued for share-based compensation	—	—	1,803	—	—	—	—	—	1,803
Share-based compensation	—	—	4,439	—	—	—	—	—	4,439
Unrealized gain on foreign currency exchange forward contract	—	—	—	—	—	129	—	—	129
(Gain) on foreign currency exchange forward contract transfer to statements of operations	—	—	—	—	—	(5)	—	—	(5)
Foreign currency translation adjustment	—	—	—	—	—	(1,668)	—	—	(1,668)
Net income	—	—	—	—	—	—	—	8,014	8,014
Balance as of June 30, 2012	42,320,390	45	229,949	(34,791)	1,468	15,485	6,373	99,095	317,624

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	Six-Month Periods Ended June 30,
	2011	2012
Cash flows from operating activities:
Net income	14,063	8,014
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,862	4,537
Depreciation and amortization of property and equipment	3,373	3,951
Amortization of intangible assets	1,238	2,400
Amortization of land use right	—	241
Loss(gain) on foreign currency exchange forward contracts transfer to statements of operations	238	(79)
Loss on disposal of property and equipment	7	14
Allowance for doubtful accounts	(294)	1,194
Change in fair value of contingent consideration payable for acquisition	(602)	(84)
Loss (earnings) in equity method investment	35	(31)
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	(514)	—
Changes in operating assets and liabilities:
Rental deposits and prepaids	(154)	(315)
Accounts receivable	(15,880)	(26,741)
Prepaid expenses and other current assets	(892)	48
Deferred income tax assets-current	727	959
Deferred income tax assets-non-current	19	(11)
Accounts payable	(588)	(1,547)
Deferred revenue	(399)	65
Accrued expenses and other payables	(1,526)	(6,518)
Income tax payable	289	(1,985)
Deferred income	640	(239)
Payment for change in fair value of contingent consideration	—	(87)
Deferred income tax liabilities-non-current	(209)	(430)
Other long term assets	—	(238)

Net cash provided by (used in) operating activities	3,433	(16,882)

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars in thousands)

	Six-Month Periods Ended June 30,
	2011	2012
Cash flows from investing activities:
Purchase of property and equipment	(3,580)	(4,411)
Payment for construction in progress	—	(8,439)
Consideration paid for business acquisitions (net of cash acquired of $485 and $1,762 for the six-month periods ended June 30, 2011 and 2012, respectively)	(9,086)	(694)
Cash received upon maturity of term deposit	5,000	5,000
Purchase of term deposit	(5,000)	—
Cash received upon maturity of restricted cash	231	—
Restricted cash	—	(1,584)
Purchase of non-current investment held-to-maturity securities	(6,079)	—
Purchase of current investment held-to-maturity securities	(5,253)	—
Proceeds from maturity of investments	8,293	7,250
Proceeds from disposal of property and equipment	1	12

Net cash used in investing activities	(15,473)	(2,866)

Cash flows from financing activities:
Proceeds from exercise of options	2,804	1,467
Payment for issuance costs of ordinary shares upon share offering in 2011	(52)	—
Consideration paid for business acquisitions	—	(3,004)
Repurchase of ordinary shares	(21,031)	—
Proceeds from short-term bank loan	—	1,584
Repayments of short-term bank loan	(1,542)	—

Net cash (used in) provided by financing activities	(19,821)	47

Effect of exchange rate changes	817	(37)
Net decrease in cash and cash equivalents	(31,861)	(19,701)
Cash and cash equivalents at beginning of period	161,265	96,170

Cash and cash equivalents at end of period	130,221	76,432

Supplemental disclosures of cash flow information
Income tax paid	1,232	2,933
Interest paid	88	100

Non-cash investing activities:
Acquisition of businesses:
Ordinary shares issued and to be issued	1,849	1,486
Outstanding consideration payable for business acquisitions during the period	10,321	19,651
Change in payable for purchase of property and equipment	(177)	(584)

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The unaudited condensed consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Recently issued accounting pronouncements

        In May 2011, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

  •
  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

  •
  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

  •
  Premiums or discounts in fair value measure—the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

  •
  Fair value of an instrument classified in a reporting entity's shareholders' equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

  •
  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

  •
  For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

  •
  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement did not have a significant impact on the Group's consolidated financial statements.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented . The Group early adopted this guidance on January 1, 2009 and reported the total of comprehensive income, the components of net income and other comprehensive income in the consolidated statements of operations and comprehensive income. It did not have a significant effect on its consolidated financial statements.

        In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

        In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

2. SEGMENT INFORMATION

        The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

Geographic information

        The Group's major operating entities' country of domicile is Greater China which refers to the PRC, including, for purposes of the accompanying financial statements only, Taiwan, Hong Kong and Macau.

        The following tables summarize the Group's long-lived assets and net revenues in different geographic locations:

Long-lived assets

	As of December 31,	As of June 30,
	2011	2012
Greater China	114,554	125,368
US	8,605	8,263
Others	5,112	5,094

Total	128,271	138,725

Net revenues(1)

	Six-Month Periods Ended June 30,
	2011	2012
Greater China	59,213	85,849
US	41,011	63,007
Europe	20,342	20,207
Japan	4,078	7,764
Australia	—	3,049
Others	1,011	977

Total	125,655	180,853

(1)
In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer based on the countries in which the customers' headquarters are located.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

2. SEGMENT INFORMATION (Continued)

        The following table summarizes the Group's net revenues by service lines:

	Six-Month Periods Ended June 30
	2011	2012
Research and Development Outsourcing Services:
Research & development services	66,443	85,762
Globalization & localization	3,567	4,153
IT Services:
Enterprise solutions	10,175	21,441
Application development & maintenance	31,433	47,813
Quality assurance & testing	9,848	13,975
Other Solutions and Services	4,189	7,709

Total	125,655	180,853

3. ACQUISITIONS

Acquisition of Beijing Sunwin

        In February 2012, the Group acquired 100% equity interest in Beijing Sunwin Technology Co., Ltd. ("Beijing Sunwin"), a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Under the terms of the acquisition agreement, the Group paid an initial consideration of approximately $2,365 in cash and $1,079 in the Company's ordinary shares. Contingent consideration will be paid based on Beijing Sunwin's financial performance in the next three years. Over 90 professionals from Beijing Sunwin joined the Company as a result of this transaction. In addition, Beijing Sunwin has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd. ("Beijing Yunxiang Weiye"). Such equity interest was also acquired as part of the transaction.

Initial payment:
Cash consideration	2,365
Fair value of equity consideration	1,079
Fair value of contingent consideration:
Cash consideration	4,773
Fair value of equity consideration	2,401

Total	10,618

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

3. ACQUISITIONS (Continued)

        The purchase price was allocated as follows:

		Amortization period
Cash	1,762
Other current assets	926
Long term investment	183
Property and equipment	29
Rental deposits
Intangible assets:
Tradename	793	indefinite
Software technology	507	5 Years
Customer base and relationship	1,728	5 Years
Contract backlog	777	1 years
Non-compete agreement	365	5 Years
Goodwill	5,937
Current liabilities	(1,694)
Deferred tax liabilities—non-current	(695)

Total	10,618

        The change in fair value of the contingent consideration from the date of acquisition to June 30, 2012 was a loss of $216, which was recognized in the consolidated statements of operations.

        The following unaudited pro forma information summarizes the results of operations for the six-month period ended June 30, 2012 of the Group as if the acquisition had occurred on January 1, 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

Six-Month Period Ended June 30, 2012
(unaudited)
Pro forma net revenues	181,092
Pro forma net income	8,102
Pro forma net income per ordinary share—basic	0.19
Pro forma net income per ordinary share—diluted	0.18

        The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

3. ACQUISITIONS (Continued)

Acquisition of business from Fusion

        In June 1, 2012, VanceInfo acquired 53 engineers as a team from Fusion System Limited ("Fusion"), a Hong Kong-based IT services company, in order to enhance current consulting and solution business section. The total consideration was $91 and was fully paid in cash. The acquisition was accounted for as a business acquisition using purchase method.

4. HELD-TO-MATURITY SECURITIES

        The Group's marketable securities are corporate notes as of December 31, 2011 and June 30, 2012. These securities are classified as held-to-maturity investments by the Group and carried at amortized costs.

        The Company held the following held-to-maturity securities:

	As of December 31, 2011	As of June 30, 2012
Current:
Corporate notes	9,401	2,007

        As of June 30, 2012, the maturity dates of the notes ranged from July 13, 2012 to August 27, 2012.

        The Group recognized interest income of $163 and $66 related to the corporate notes for the six-month periods ended June 30, 2011 and 2012, respectively.

5. ACCOUNTS RECEIVABLE

        Accounts receivable consists of:

	As of December 31,	As of June 30,
	2011	2012
Billed accounts receivable	48,615	49,497
Unbilled accounts receivable	79,974	105,032
Less: allowance for doubtful accounts	(2,200)	(2,962)

Total accounts receivable, net	126,389	151,567

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

5. ACCOUNTS RECEIVABLE (Continued)

        Movement of allowance for doubtful accounts is as follows:

	As of December 31,	As of June 30,
	2011	2012
Balance at beginning of the period	1,956	2,200
Charge to expenses	27	1,194
Write off	(312)	(491)
Provision in connection with the acquisitions	441	79
Exchange difference	88	(20)

Balance at end of the period	2,200	2,962

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,	As of June 30,
	2011	2012
Prepaid for building construction project	6,197	10,970
Prepaid rentals	1,705	1,388
Prepaid for income tax	616	661
Prepaid bonus	50	564
Interests receivable	801	550
Advance to suppliers	323	530
Option exercise receivable	43	404
Advances to employees	397	341
Performance security deposit	105	297
Prepaid insurance premium	708	314
Other prepaid expenses	1,920	2,069

Total	12,865	18,088

        Prepaid for building construction project represented a prepayment for construction service provided by a supplier, which is expected to be transferred to construction in progress in the end of 2012.

        Performance security deposit represented an IT service contract performance deposit paid at the request of one of the Group's customers, which is expected to be returned when the related contract is completed in 2013.

        Other prepaid expenses primarily consisted of prepaid miscellaneous selling, general and administrative expenses.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,	As of June 30
	2011	2012
Furniture and office equipment	5,430	5,869
Motor vehicles	1,799	2,093
Computers and software	21,693	22,821
Leasehold improvements	12,454	13,384
Construction in progress	15,412	19,468

	56,788	63,635
Less: Accumulated depreciation and amortization	(20,208)	(23,910)

Property and equipment, net	36,580	39,725

        Depreciation and amortization expenses of property and equipment recognized for six-month periods ended June 30, 2011 and 2012 were $3,373 and $3,951, respectively.

        The Company started the construction of its new headquarters building in 2011 and $15,412 and $19,468 direct costs related to this construction were capitalized as construction in progress as of December 31, 2011 and June 30, 2012, respectively.

8. INTANGIBLE ASSETS, NET

        The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,	As of June 30,
	2011	2012
Intangible assets not subject to amortization:
Tradename	5,193	5,981
Intangible assets subject to amortization:
Contract backlog	1,182	1,951
Customer base and relationship	14,888	16,564
Non-compete agreement	3,322	3,687
Software technology	579	1,084

	25,164	29,267

Less: Accumulated amortization
Contract backlog	(1,052)	(1,604)
Customer base and relationship	(6,777)	(8,155)
Non-compete agreement	(1,227)	(1,581)
Software technology	(362)	(432)

	(9,418)	(11,772)

Acquired intangible assets, net	15,746	17,495

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

8. INTANGIBLE ASSETS, NET (Continued)

        The Group recorded amortization expenses of $1,238 and $2,400 for the six-month periods ended June 30, 2011 and 2012, respectively. The Group expects to record amortization expenses of $2,477, $3,650, $2,787, $1,616 and $984 for 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

9. LONG-TERM INVESTMENT

Equity method investment

        In February 2012, the Company acquired 50% equity interest in Beijing Yunxiang Weiye as set out in Note 3. The investment has been recorded using the equity method of accounting.

10. SHORT-TERM BANK LOAN

        Short-term bank loan, amounting to $1,587 and $3,148 as of December 31, 2011 and June 30, 2012, respectively, was borrowed from a PRC bank with the guarantee provided by Shanghai Xuhui Financing & Guaranty Co., Ltd. The Group pledged the same amount of term deposit which was recorded as restricted cash in the consolidated balance sheet. The loan had a monthly interest rate of 5.4667? and $1,574 will be due in September 2012 and the remaining $1,574 will be due in January 2013. The interest may be eligible for reimbursement by the local government as part of government subsidies to support the Group's business.

11. ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,	As of June 30,
	2011	2012
Payable for business acquisition-current	11,205	16,385	(1)
Accrued payroll and employee welfare	10,384	10,928
Accrued subcontract costs and reimbursable operating costs	8,249	6,296
Accrued bonus	10,470	4,066
Business tax payable	3,706	3,877
Advance from customer	3,410	3,761
Other taxes payable	1,546	1,693
Accrued rentals and utilities	1,188	1,584
Payable for purchase of property and equipment	1,497	1,383
Professional fee	884	511
Foreign currency forward exchange contract	253	51
Others accrued liabilities	2,188	2,642

Total	54,980	53,177

(1)
This balance represented the aggregate amount of the consideration payable of $5,317 in relation to the outstanding payment for business acquisitions and the outstanding

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

11. ACCRUED EXPENSES AND OTHER PAYABLES (Continued)

  contingent consideration of $11,068 in relation to the Company's business acquisitions with contingent arrangement occurred since 2009.

As of June 30, 2012, $11,068 of such outstanding contingent consideration was recorded as current liabilities and $8,583 was recorded as long-term liabilities. During the six-month period ended June 30, 2012, a total of $3,091 has been paid, of which $3,000 was related to the acquisition of VanceInfo Technologies Australia Pty. Ltd and $91 was related to an immaterial acquisition incurred in prior year. The total contingent consideration of $19,651 will be paid from the remainder of 2012 through 2014.

12. INCOME TAXES

        Aggregate undistributed earnings of the Company's subsidiaries located in the PRC available for distribution to the Company are $114,373 and $125,928 as of December 31, 2011 and June 30, 2012, respectively. The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the undistributed earnings of the Company's PRC subsidiaries are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes as of June 30, 2012.

        A valuation allowance has been recognized for net operating losses carry forward of certain subsidiaries of the Group, because the Group does not believe these entities can generate future taxable income to recognize the income tax benefit. Net operating losses totaled $1,417 and $2,087 as of December 31, 2011 and June 30, 2012, respectively, which included $1,417 as of December 31, 2011 expiring on various dates throughout 2016, and $2,087 as of June 30, 2012 expiring on various dates throughout 2017.

        The Group did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses since established. The Group does not expect to have a significant increase or decrease in unrecognized tax benefits within 12 months from June 30, 2012.

        The Group has various tax years from 2005 to 2011 which remain open in various tax jurisdictions.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

13. NET INCOME PER SHARE

        The calculation of the net income per share is as follows:

		Six-Month Periods Ended June 30,
		2011		2012
Net income attributable to holders of ordinary shares (numerator)		14,063		8,014

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per share-basic	(i)	43,753,968	(i)	42,210,996	(i)

Weighted average ordinary shares outstanding used in computing net income per share-diluted	(ii)	45,992,676	(ii)	43,903,951	(ii)

Net income per share-basic		0.32		0.19

Net income per share-diluted		0.31		0.18

(i)
In 2010, the Company issued 2,140,148 ordinary shares for future delivery to employees and non-employees upon exercise of vested stock options or grant of nonvested shares. 335,955 and 441,360 shares were transferred to the relevant employees in the six-month periods ended 2011 and 2012, respectively. Accordingly, the remaining shares outstanding during the periods were excluded in computation of basic net income per share in the six-month periods ended June 30, 2011 and 2012.

The ordinary shares issuable in connection with business acquisitions were include in computation of basic net income per share.

(ii)
The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the six-month periods ended of June 30, 2011 and 2012 as their effects would have been anti-dilutive. For the six-month periods ended June 30, 2011 and 2012, such outstanding securities were consisted of stock options and nonvested shares of a weighted average number of 811,650 and 1,482,468, respectively.

A weighted average number of 48,563 and 162,060 contingently issuable ordinary shares and nonvested shares in connection with business acquisitions were included in the computation of diluted net income per share in the six-month periods ended June 30, 2011 and 2012, respectively.

The calculation of the weighted average number of ordinary shares in the six-month periods ended June 30, 2011 and 2012 for the purpose of diluted net income per share has included the effect of stock options and nonvested shares of a weighted average number of 2,796,529 and 2,943,470 which gives rise to an incremental weighted average number of 2,190,145 and 1,530,895 ordinary shares from the assumed conversion of these stock options and nonvested shares using the treasury stock method, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

14. SHARE-BASED COMPENSATION

        On November 3, 2005, the Group adopted the 2005 Stock Option Plan, which allowed the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.

        On July 30, 2007, the Board of Directors and shareholders adopted the 2007 Share Incentive Plan as amended on August 1, 2007, which authorized to grant to employees and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.

I. Stock Options

Termination of option

        If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

        The option shall be exercisable by the delivery of a written notice to the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

Options to employees and non-employee directors

        No option was granted during the six-month period ended June 30, 2012.

        The following table summarizes information regarding the stock options granted:

Quarter ended	Options granted	Weighted average exercise price per option	Weighted average fair value per option at the grant dates	Weighted average intrinsic value per option at the grant dates
March 31, 2009	48,000	4.58	1.60	—
June 30, 2009	15,000	5.00	1.74	—
September 30, 2009	39,500	11.00	3.83	—
December 31, 2009	43,500	14.69	5.30	—
March 31, 2010	123,000	16.90	6.09	—
June 30, 2010	97,500	21.70	7.83	—
December 31, 2010	555,840	34.50	12.09	—
March 31, 2011	221,400	29.29	9.90	—
September 30, 2011	1,078,405	9.50	3.30	—
December 31, 2011	61,000	8.71	4.63	—

Total	2,283,145

	Number of options	Weighted average exercise price per option	Weighted average fair value per option at the grant dates
Outstanding as of December 31, 2011	4,253,031	11.16	3.75
Granted	—	—	—
Forfeited	(155,090)	15.20	5.57
Exercised	(362,245)	4.55	1.19

Outstanding as of June 30, 2012	3,735,696	11.63	3.93

        The following table summarizes information with respect to stock options outstanding as of June 30, 2012:

		Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of June 30, 2012	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of June 30, 2012
Share options	3,735,696	3.82	11.63	12,474	2,077,090	8.03	10,314

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $9.58 of the Company's common stock as of June 30, 2012.

        The total intrinsic value of options exercised during the six-month period ended June 30, 2012 was $2,530.

(1)
Volatility

        The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. From October 2011, the volatility was estimated based on the historical volatility of the Company's share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options. Assumptions about the expected term were based on the vesting and contractual terms.

(2)
Risk-free interest rate of return

        Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)
Expected term

        As the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)
Dividend yield

        The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)
Exercise price

        The exercise price of the options was determined by the Company's Board of Directors.

(6)
Fair value of underlying ordinary shares

        When estimating the fair value of the ordinary shares on the grant dates before the Initial Public Offering (the "IPO") of the Company, management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

        The Group recorded share-based compensation of $2,104 and $2,095 for options granted to employees and non-employee directors for the six-month periods ended June 30, 2011 and 2012, respectively, using the graded vesting attribution method.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

        There was total unrecognized compensation expense of $3,504 related to unvested share options granted as of June 30, 2012. The expense is expected to be recognized over a weighted-average period of 1.50 years according to the graded vesting schedule.

II. Nonvested Shares

        In the six-month period ended June 30, 2012, the Company granted 335,248 nonvested ordinary shares, respectively, to employees under 2007 Share Incentive Plan. The nonvested shares will vest 1/4 on the first anniversary of the vesting commencement date and thereafter the remaining 3/4 will vest on a pro-rata basis after the expiration of each of the 12 quarters after the first vesting date.

        A summary of the nonvested shares activity is as follows:

	Weighted number of nonvested shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2011	447,951	22.47
Granted	335,248	12.28
Vested	(79,115)	26.10
Forfeited	(25,181)	15.73
Outstanding as of June 30, 2012	678,903	17.27

        In December 2010, the Company granted 85,000 nonvested shares to certain executives and employees at a discount purchase price of $22.00 per share, which is lower than the market closing price of $34.13 on December 15, 2010, the day before the grant date, by $12.13. 25% of the 85,000 nonvested shares will vest on the first anniversary of the grant date and 6.25% will vest each of the following 12 quarter. The total purchase price of $1,210, net of forfeiture, was recorded as a liability when the amount was paid by the relevant executives and employees. This liability will be eliminated with a corresponding increase in equity upon the vesting of nonvested shares over the vesting period.

        The Company recorded compensation expenses based on the fair value of nonvested shares on the grant dates over the requisite service period of award using the graded vesting attribution method. The fair value of the nonvested shares on the grant date was the closing market price of the ordinary shares as of the date. The compensation expense of $1,758 and $2,187 was recorded in the six-month periods ended June 30, 2011 and 2012, respectively.

        There was total unrecognized compensation expense of $5,034 related to nonvested shares granted as of June 30, 2012. The expense is expected to be recognized over a weighted-average period of 3.07 years according to the graded vesting schedule.

III. Nonvested shares of a subsidiary granted to employees

        In September 2011, the Company incorporated a wholly owned subsidiary named VanceInfo Financial Solutions Limited ("VanceInfo Financial Solutions") to strengthen its business intelligence service. The Company is committed to granting up to 33.3% equity interest or 1,000,000 ordinary

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

shares of VanceInfo Financial Solutions in the form of nonvested shares to key employees for their continuing employment. The Company is entitled to the right of repurchasing all equity interests held by the key employees after December 31, 2012.

        In November 2011, 790,000 of VanceInfo Financial Solutions' nonvested shares were granted to newly recruited key employees of VanceInfo Financial Solutions. The estimated fair value of VanceInfo Financial Solutions' nonvested shares as of the grant date was $1.14 per share. 50% of 790,000 nonvested shares will vest on November 1, 2012 and remaining 50% will vest on a pro-rata basis after the expiration of each of the four quarters after the first anniversary. The remaining 210,000 nonvested shares were granted in April, 2012 with the estimated fair value of $1.14 per share as of the grant date. 50% of 210,000 nonvested shares will vest on April 1, 2013 and the remaining 50% will vest on a pro-rata basis after the expiration of each of the four quarters after the first anniversary. The related compensation expense of $255 was recorded for the six-month period ended June 30, 2012. As of June 30, 2012 the total unrecognized compensation expense was $810, which is expected to be recognized in 1.44 years using straight line method.

15. FAIR VALUE MEASUREMENTS

Measured on recurring basis

        The Group's financial liabilities measured at fair value on a recurring basis as of December 31, 2011 and June, 30 2012 include a foreign currency exchange forward contract (Note 7) based on Level 2 inputs and the contingent consideration payable in connection with business acquisitions consummated from 2010 to 2012 based on Level 3 inputs.

        The following table summarizes the Group's financial liabilities measured at fair value on recurring basis.

		Fair Value Measurement at Reporting Date Using
Description	December 31, 2011	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	(18,236)	—	—	(18,236)
Forward contract	(253)	—	(253)	—

Total	(18,489)	—	(253)	(18,236)

		Fair Value Measurement at Reporting Date Using
Description	June 30, 2012	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	(19,651)	—	—	(19,651)
Forward contract	(51)	—	(51)	—

Total	(19,702)	—	(51)	(19,651)

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

15. FAIR VALUE MEASUREMENTS (Continued)

Contingent consideration

        The Group estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions using income approach model. Additionally, each reporting period, the Group estimates changes in the fair value of contingent consideration by updating all the assumptions used in the income approach model, and any change in fair value is recognized in the Consolidated Statement of Operations and Comprehensive Income.

        Changes in the earn-out expected to be paid will result in a charge to operations in the quarter that the fair value of contingent consideration increases or decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and timing of earn-out payments. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Group's future financial results.

        The fair value measurement of the contingent consideration encompasses the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated contingent consideration payments	$715 - $7,956
Discount rate	6.40%
Timing of cash flows	0.83 years - 2.56 years

        The following table summarizes the movement of the balances of the Group's financial (liabilities) measured at fair value on a recurring basis based on Level 3 inputs:

Amounts
Balance as of January 1, 2012	(18,236)
Initial recognition of contingent consideration in connection with business acquisitions	(7,174)
Change in fair value of contingent considerations	84
Transfer of contingent consideration to payable	2,394
Settlement of contingent consideration	3,091
Exchange difference	190

Balance as of June 30, 2012	(19,651)

        The Group's financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions.

16. COMMITMENTS

(i)
Operating lease commitments

        The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $6,168 and $8,039 for the six-month periods ended June 30, 2011 and 2012, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In U.S. dollars in thousands, except share and share related data)

16. COMMITMENTS (Continued)

        Future minimum annual lease payments under such non-cancelable leases as of June 30, 2012 are as follows:

remaining six months in 2012	6,655
2013	8,376
2014	4,015
2015	3,674
2016 and thereafter	2,430

25,150

(ii)
Purchase commitments

        As of June 30, 2012, $16,358 was contractually committed by the Group for the building construction project and leasehold improvements. $16,356 will be paid in 2012 and $2 will be paid in 2013.

17. SUBSEQUENT EVENTS

Merger transaction with HiSoft

        On August 10, 2012, the Company announced that it had entered into a definitive merger agreement with HiSoft Technology International Limited ("HiSoft"), under which the two entities would be combined in an all-stock merger. Following completion of the proposed merger, the Company and HiSoft shareholders will each own approximately 50% of the combined company. HiSoft will be the surviving listed company in the merger, and its shares will continue to be listed on the NASDAQ Global Select Market. The merger will be accounted for as a business combination using the acquisition method with HiSoft treated as the acquirer. Each outstanding ordinary share of the Company will be exchanged for the right to receive one common share of the Company and each American Depositary Share of the Company, each of which represents one ordinary share, will be exchanged for the right to receive one American Depositary Share of HiSoft ("HiSoft ADS"). Immediately prior to the merger, HiSoft will effect a 13.9482-to-1 share consolidation and change the ratio of HiSoft ADSs representing ordinary shares from one ADS for nineteen shares to one ADS for one share. As announced by the Company, the transaction is expected to close in the fourth quarter of 2012.

Option Amendment Program

        In July 2012, the Company approved an option amendment program. Certain previously granted options were amended to have a lower exercise price and a new vesting schedule was determined by adding 12 months to each vesting date under the amended options' original vesting schedule. In addition, the amended options will vest no sooner than six months after the amendment date. The modification charge will be recognized over the vesting periods ranging from six months to four years.

Appendix A
Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of August 10, 2012

among

HISOFT TECHNOLOGY INTERNATIONAL LIMITED,

VANCEINFO TECHNOLOGIES INC.

and

CHEMISTRY MERGER SUB INC.

Glossary of Defined Terms

Defined Terms	Defined on Page
Acquisition Proposal	45
ADS Exchange Ratio	3
ADS Adjustment	53
Affiliate	64
Aggregate ADS Payment	6
Agreement	1
Applicable Antitrust Laws	64
Articles Amendments	25
Bankruptcy and Equity Exception	11
Business day	64
Capital Increase	25
Cayman Companies Law	2
Certificates	5
Closing	2
Closing Date	2
Code	2
Contract	12
CSRC	16
Effective Time	2
ERISA	64
Exchange Act	12
Exchange Agent	5
Excluded Shares	4
Expenses	50
FCPA	15
Form F-4	13
GAAP	12
Government Official	16
Governmental Entity	64
GRA	53
HiSoft	1
HiSoft ADSs	3
HiSoft Affiliate	30
HiSoft Agreements	26
HiSoft Articles	23
HiSoft Benefit Plan	31
HiSoft Board	1
HiSoft Board Recommendation	47
HiSoft Change of Recommendation	47
HiSoft Shares	3
HiSoft Deposit Agreement	5
HiSoft Depositary	5
HiSoft Directors	51
HiSoft Disclosure Schedule	23
HiSoft Employees	64
HiSoft Financial Advisor	36
HiSoft Financial Information	27

Defined Terms	Defined on Page
HiSoft Intellectual Property	64
HiSoft IP Agreements	64
HiSoft Leased Properties	30
HiSoft Licensed Intellectual Property	65
HiSoft Material Adverse Effect	65
HiSoft Material Contracts	65
HiSoft Material Subsidiary	23
HiSoft Memorandum	23
HiSoft Option	65
HiSoft Owned Intellectual Property	65
HiSoft Permits	30
HiSoft PRC Subsidiaries	36
HiSoft Related Party	66
HiSoft Restricted Stock Award	66
HiSoft RSU	5
HiSoft SEC Reports	27
HiSoft Share Incentive Plans	66
HiSoft Shareholders Meeting	48
HiSoft Shares	3
HiSoft Voting Agreements	1
HiSoft Voting Debt	24
HiSoft Voting Shareholders	67
Indemnified Parties	49
Intellectual Property	67
IT Assets	67
Joint Proxy Statement/Prospectus	43
Judgment	15
know	67
knowledge	67
Law	67
Lien	67
Maximum Premium	50
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Board	25
Off-the-Shelf Software	67
Parties	1
Per ADS Merger Consideration	3
Per Share Merger Consideration	3
Permitted Liens	67
Person	67
Plan of Merger	2
Post Effective Time Directors	51
PRC	68
PRC Anti-Bribery Laws	15
PRC Anti-Monopoly Law and Regulations	16
Proceedings	15
Qualifying Amendment	44

Defined Terms	Defined on Page
Registered	68
Representative	45
Required VanceInfo Vote	11
Required HiSoft Vote	26
Requisite Regulatory Approvals	54
Review Date	13
SAFE	16
SAFE Circular No. 75	16
SEC	68
Second Step Merger	8
Securities Act	12
Share Consolidation	25
Share Exchange Ratio	3
Share Issuance	25
Software	68
Subsidiary	68
Successor	51
Surviving Corporation	2
Takeover Statute	22
Tax Returns	68
Taxes	68
Termination Date	56
Termination Fee	68
Transaction Agreements	68
Transition Management Committee	52
Uncertificated Shares	5
US$	69
VanceInfo	1
VanceInfo ADSs	3
VanceInfo Affiliate	16
VanceInfo Agreements	12
VanceInfo Benefit Plan	17
VanceInfo Board	1
VanceInfo Board Recommendation	46
VanceInfo Change of Recommendation	46
VanceInfo Deposit Agreement	5
VanceInfo Depositary	5
VanceInfo Disclosure Schedule	8
VanceInfo Directors	51
VanceInfo Employee	69
VanceInfo Financial Advisor	22
VanceInfo Financial Information	12
VanceInfo Intellectual Property	69
VanceInfo IP Agreements	69
VanceInfo Leased Properties	15
VanceInfo Licensed Intellectual Property	69
VanceInfo Material Adverse Effect	69
VanceInfo Material Contract	69
Vance Info Material Subsidiary	8

Defined Terms	Defined on Page
VanceInfo Option	70
VanceInfo Owned Intellectual Property	71
VanceInfo Permits	15
VanceInfo PRC Subsidiaries	21
VanceInfo Related Party	71
VanceInfo RSU	71
VanceInfo SEC Reports	12
VanceInfo Share	3
VanceInfo Share Incentive Plans	71
VanceInfo Shareholders Meeting	48
VanceInfo Shares	3
VanceInfo Software	71
VanceInfo Voting Agreement	1
VanceInfo Voting Debt	10
VanceInfo Voting Shareholders	71
Wholly-Owned HiSoft Subsidiaries	24
Wholly-Owned VanceInfo Subsidiaries	10

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of August 10, 2012 is by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of HiSoft ("Merger Sub"), and VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo" and, together with HiSoft and Merger Sub, the "Parties").

        WHEREAS, the respective Boards of Directors of each of HiSoft (the "HiSoft Board"), Merger Sub and VanceInfo (the "VanceInfo Board") have determined that it is in the best interests of their respective corporations and shareholders that HiSoft and VanceInfo engage in a "merger of equals" business combination in order to advance the long-term strategic business interests of HiSoft and VanceInfo;

        WHEREAS, the HiSoft Board and the VanceInfo Board each have determined that such "merger of equals" business combination shall be effected pursuant to the terms of this Agreement through the Merger (as defined below);

        WHEREAS, the HiSoft Board and the Board of Directors of Merger Sub, respectively, have further (i) determined that it is in the best interests of HiSoft and Merger Sub to enter into this Agreement and Plan of Merger and consummate the transactions contemplated hereby, (ii) approved the merger of Merger Sub with and into VanceInfo (the "Merger"), with VanceInfo surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly-owned Subsidiary of HiSoft as a result of the Merger, and the other transactions contemplated hereby, (iii) approved the execution, delivery and performance by HiSoft and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iv) recommended the approval of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (each defined below) by the requisite vote of the shareholders of HiSoft and the authorization and approval of this Agreement and the Merger and the Plan of Merger (as defined below) by the requisite vote of the sole shareholder of Merger Sub;

        WHEREAS, the VanceInfo Board has further (i) determined that it is in the best interests of VanceInfo to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated hereby, (ii) approved the Merger, with VanceInfo surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly-owned Subsidiary of HiSoft as a result of the Merger, and the other transactions contemplated hereby, and (iii) recommended the authorization and approval of this Agreement, the Merger and the Plan of Merger by way of special resolution of the shareholders of VanceInfo;

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of HiSoft and Merger Sub to enter into this Agreement, the VanceInfo Voting Shareholders have executed and delivered to HiSoft, voting agreements, dated as of the date hereof (together with the schedules and exhibits attached thereto, the "VanceInfo Voting Agreement"); and

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of VanceInfo to enter into this Agreement, the HiSoft Voting Shareholders have executed and delivered to VanceInfo a voting agreement dated as of the date hereof (together with the schedules and exhibits attached thereto, the "HiSoft Voting Agreements").

        WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a "reorganization" pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as

amended (the "Code"), and the parties intend, by executing this Agreement, to adopt a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g) and Treasury Regulation Section 1.368-3.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, VanceInfo, HiSoft and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

        Section 1.1 The Merger.     At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (2011 Revision) (the "Cayman Companies Law"), Merger Sub shall be merged with and into VanceInfo. Following the Merger, VanceInfo shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

        Section 1.2 Effective Time.     Subject to the provisions of this Agreement, HiSoft, Merger Sub and VanceInfo shall execute a plan of merger (the "Plan of Merger") substantially in the form contained in Annex A hereto, and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on or as soon as practicable after the Closing Date. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time thereafter as the Parties may agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (the "Effective Time").

        Section 1.3 Closing of the Merger.     Unless otherwise mutually agreed in writing among HiSoft, Merger Sub and VanceInfo, the closing of the Merger (the "Closing") will take place at 10:00 a.m. (Hong Kong time), on a date to be agreed between HiSoft and VanceInfo (the "Closing Date"), which shall be no later than the third business day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Simpson Thacher & Bartlett, 35/F, ICBC Tower, 3 Garden Road, Hong Kong or another place and time agreed in writing by HiSoft and VanceInfo.

        Section 1.4 Effects of the Merger.     The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and VanceInfo in accordance with the Cayman Companies Law.

        Section 1.5 Memorandum and Articles of Association.     At the Effective Time, the memorandum of association and articles of association of the Surviving Corporation shall be amended to be in the form of Exhibit A hereto.

        Section 1.6 Directors.     The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Surviving Corporation until their respective death, resignation, or removal or until their respective successors are duly elected and qualified in accordance with the memorandum of association and articles of association of the Surviving Corporation.

         Section 1.7 Officers.     The Parties shall take all actions necessary so that the officers of VanceInfo immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Surviving Corporation until successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION AND CANCELLATION OF SECURITIES

        Section 2.1 Conversion and Cancellation of Securities.     At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of VanceInfo:

        (a)    Securities of Merger Sub.    The ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a fully paid and nonassessable ordinary share, par value US$0.001 per share, of the Surviving Corporation. Such ordinary share shall be the only issued and outstanding share capital of the Surviving Corporation.

        (b)   Merger Consideration.

            (i)  Other than as provided in Section 2.1(b)(ii), subject to the consummation of the Share Consolidation, each ordinary share, par value US$0.001 per share, of VanceInfo issued and outstanding immediately prior to the Effective Time (individually, a "VanceInfo Share" and collectively, the "VanceInfo Shares") (other than the Excluded Shares), shall be cancelled in exchange for the right to receive one (the "Share Exchange Ratio") validly issued, fully paid, non-assessable common share of HiSoft ("HiSoft Share") which as of the date of this Agreement, has a, par value of US$0.0001 per share and, immediately prior to the Effective Time will have a par value of US$0.00139482 per share (the "Per Share Merger Consideration").

           (ii)  Subject to the consummation of the Share Consolidation and the ADS Adjustment, each American depositary share of VanceInfo, each of which represents one VanceInfo Share (the "VanceInfo ADSs"), shall be cancelled in exchange for the right of the holder of the relevant VanceInfo ADS at the direction of the VanceInfo Depositary to receive one (the "ADS Exchange Ratio") American depositary share of HiSoft (the "HiSoft ADS") which, as of the date of this Agreement represents 19 HiSoft Shares and immediately prior to the Effective Time, will represent one HiSoft Share (the "Per ADS Merger Consideration" and together with the Per Share Merger Consideration, the "Merger Consideration").

As of the Effective Time, all VanceInfo Shares, including VanceInfo Shares represented by VanceInfo ADSs, shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist and the register of members of VanceInfo will be amended accordingly. Each VanceInfo Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and each VanceInfo Share represented by a VanceInfo ADS, together with such VanceInfo ADS, shall thereafter represent only the right to receive the Per ADS Merger Consideration, as the case may be, in each case without interest.

        (c)    Cancellation of VanceInfo Shares.    Notwithstanding Section 2.1(b), each VanceInfo Share and each VanceInfo ADS issued and outstanding immediately prior to the Effective Time that is (i) issued to the VanceInfo Depositary and reserved for future grants under the VanceInfo Share Incentive Plans, (ii) repurchased and held by VanceInfo in treasury or by the VanceInfo Depositary either in the form of VanceInfo Shares or VanceInfo ADSs, or (iii) owned by HiSoft Merger Sub or any direct or indirect subsidiary of HiSoft Merger Sub or VanceInfo (collectively, the "Excluded Shares") shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist, and the register of members of VanceInfo will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

        (d)    Untraceable Shareholders.    The Per Share Merger Consideration shall not be issued or delivered to VanceInfo shareholders who are untraceable unless, except as provided below, such VanceInfo shareholders provide written notice of their current contact details to the Exchange Agent prior to the Effective Time. A VanceInfo shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members maintained by VanceInfo, (ii) on the last two consecutive occasions on which a dividend has been paid by VanceInfo, a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to VanceInfo or (iii) notice of the VanceInfo Shareholders Meeting has been sent to such shareholder and has been returned undelivered.

        (e)    Certain Adjustments.    Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding VanceInfo Shares or HiSoft Shares, as applicable, or securities convertible into or exchangeable or exercisable for VanceInfo Shares or HiSoft Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration, respectively, shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction; provided that no such adjustment shall be made in connection with the Share Consolidation.

  Section 2.2 Treatment of VanceInfo Equity Awards.

        (a)   Each VanceInfo Option that is outstanding immediately prior to the Effective Time, whether or not exercisable or vested, shall, at the Effective Time, be assumed by HiSoft and be replaced by HiSoft with a HiSoft Option. Each such HiSoft Option shall be exercisable for that number of whole HiSoft Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of VanceInfo Shares subject to such VanceInfo Option multiplied by (ii) the Share Exchange Ratio, at an exercise price per HiSoft Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of such VanceInfo Option by (y) the Share Exchange Ratio. Each such HiSoft Option shall otherwise continue to have, and shall be subject to, the same terms and conditions as applied to such VanceInfo Option immediately prior to the Effective Time.

        (b)   Each VanceInfo RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, at the Effective Time, be assumed by HiSoft and be replaced by HiSoft with a number of HiSoft restricted share units ("HiSoft RSUs") equal to the product of (i) the total number of VanceInfo Shares subject to such VanceInfo RSU multiplied by (ii) the Share Exchange Ratio, rounded down to the nearest whole HiSoft Shares. Each such HiSoft RSU shall otherwise continue to have, and shall be subject to, the same terms and conditions as applied to such VanceInfo RSU immediately prior to the Effective Time.

        (c)   The VanceInfo Share Incentive Plans and all obligations thereunder shall be assumed by HiSoft effective as of the Effective Time. HiSoft shall take such actions as are necessary for the assumption and conversion of the VanceInfo Options and VanceInfo RSUs pursuant to this Section 2.2.

   Section 2.3 Exchange Fund.

        (a)   Subject to the conditions and terms of the depositary agreement dated as of December 11, 2007, entered into among VanceInfo, JPMorgan Chase Bank, N.A., as depositary (the "VanceInfo Depositary"), and all holders from time to time of VanceInfo ADSs (the "VanceInfo Deposit Agreement"), prior to the Effective Time, HiSoft shall, subject to VanceInfo's prior approval (which approval shall not be unreasonably withheld, conditioned or delayed), appoint a commercial bank or trust to act as exchange agent hereunder for the purpose of cancelling VanceInfo Shares and VanceInfo ADSs in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable (the "Exchange Agent").

        (b)   Prior to the Effective Time, HiSoft shall deposit, allot and issue or cause to be deposited, allotted and issued, as the case may be, with the Exchange Agent, a number of HiSoft Shares and HiSoft ADSs sufficient to settle the Merger Consideration in accordance with this Article II. The HiSoft ADSs shall be issued in accordance with the depositary agreement dated as of June 29, 2010 entered into among HiSoft, Deutsche Bank Trust Company Americas, as depositary (the "HiSoft Depositary"), and all holders from time to time of the HiSoft ADSs (the "HiSoft Deposit Agreement"), and HiSoft shall cause the HiSoft Depositary to issue the Per ADS Merger Consideration to the Exchange Agent.

  Section 2.4 Exchange Procedures.

        (a)    Holders of VanceInfo Shares.    (i) Promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each registered holder of VanceInfo Shares (other than the VanceInfo Depositary and holders of Excluded Shares) (i) a form of letter of transmittal (which shall specify the manner in which delivery of the Per Share Merger Consideration to the registered holders of VanceInfo Shares shall be effected) and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing VanceInfo Shares (the "Certificates"). Each registered holder of VanceInfo Shares (including VanceInfo Shares not represented by a Certificate ("Uncertificated Shares")) shall be entitled to receive the applicable Per Share Merger Consideration, without interest, for each VanceInfo Share (including VanceInfo Shares formerly represented by a Certificate and Uncertificated Shares) in exchange for the right to receive the applicable Per Share Merger Consideration at the Effective Time, provided that (A) each holder of a Certificate shall be required to surrender such Certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.8) to the Exchange Agent and the Certificate so surrendered shall forthwith be cancelled, and (B) each registered holder of VanceInfo Shares (including Uncertificated Shares) shall be required to submit to the Exchange Agent the letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent. If the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled VanceInfo Share is registered, it shall be a condition of payment that (A) a share transfer form in respect of VanceInfo Shares represented by the Certificate so surrendered (if any) in a proper form to transfer the relevant VanceInfo Shares is delivered to the Exchange Agent prior to the Effective Time and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled VanceInfo Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Upon the Effective Time, the registered holder of any VanceInfo Shares shall have no further rights in respect of any VanceInfo Shares, and each Certificate in respect of such VanceInfo Shares shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration, without interest, as contemplated by this Article II.

        (b)    Holders of VanceInfo ADSs.    Notwithstanding anything to the contrary set forth in Section 2.4(a) above, promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation and the Exchange Agent shall mail to the VanceInfo Depositary (i) a form of letter of transmittal (which shall specify the manner in which delivery of the Per ADS Merger Consideration to the VanceInfo Depositary shall be effected); and (ii) instructions for effecting the surrender of any and all Certificates representing VanceInfo Shares in the form of VanceInfo ADSs. The VanceInfo Depositary shall be entitled to receive the Per ADS Merger Consideration, without interest, for each VanceInfo Share held by the VanceInfo Depositary in respect of which a VanceInfo ADS has been issued (other than those VanceInfo ADSs reserved for future grants under the VanceInfo Share Incentive Plans) (the "Aggregate ADS Payment"), provided that the VanceInfo Depositary shall be required to surrender such Certificates it holds to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, and the Certificates so surrendered shall forthwith be cancelled. Promptly after the payment of the Aggregate ADS Payment (and in any event within five business days thereafter), and subject to the VanceInfo Deposit Agreement, the Surviving Corporation and the Exchange Agent shall direct the VanceInfo Depositary to mail to each registered holder of VanceInfo ADSs (other than holders of Excluded Shares) (A) a form of letter of transmittal (which shall specify the manner in which delivery of the Per ADS Merger Consideration to the registered holders of VanceInfo ADSs shall be effected); and (B) instructions for effecting the surrender of any and all ADRs (as such term is defined in the VanceInfo Deposit Agreement) evidencing VanceInfo ADSs. Each holder registered on the register of ADRs of VanceInfo of VanceInfo ADSs the Effective Time shall be entitled to receive the Per ADS Merger Consideration, without interest, for each such VanceInfo ADS converted into the right to receive the Per ADS Merger Consideration, provided that each holder of a ADR shall be required to surrender such ADR to the VanceInfo Depositary together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the VanceInfo Depositary, and the ADRs so surrendered shall forthwith be cancelled pursuant to the VanceInfo Deposit Agreement. Each ADR in respect of such cancelled VanceInfo ADS shall be deemed at any time after the Effective Time to represent only the right to receive the Per ADS Merger Consideration, without interest, as contemplated by this Article II. Notwithstanding anything to the contrary set forth in this Section 2.4(b), each registered holder of VanceInfo ADSs shall pay any applicable fees, charges and expenses provided under the VanceInfo Deposit Agreement and any and all Taxes under applicable Law in connection with distribution of the Per ADS Merger Consideration to VanceInfo ADS holders.

        (c)    Arrangements with Depositaries.    Each of HiSoft and VanceInfo will use reasonable efforts to enter into appropriate arrangements with the HiSoft Depositary and the VanceInfo Depositary to give effect to this Article II.

        Section 2.5 Transfer Books; No Further Ownership Rights.     Subject to Section 2.6, the Merger Consideration paid in respect of the cancellation of VanceInfo Shares and VanceInfo ADSs, respectively, in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to VanceInfo Shares (including VanceInfo Shares previously represented by Certificates and Uncertificated Shares) or ADRs. At the Effective Time, the register of members of VanceInfo and the register of ADRs of VanceInfo shall be closed, and thereafter there shall be no further registration of transfers on such register of members or on such register of ADRs of any VanceInfo Shares or VanceInfo ADSs, respectively, that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of VanceInfo Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the VanceInfo Deposit Agreement, the holders of ADRs that evidenced ownership of VanceInfo ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such VanceInfo Shares or VanceInfo ADSs, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.6, if, at any time after the Effective Time, Certificates or ADRs are presented to the Surviving Corporation, or the VanceInfo Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article II.

        Section 2.6 Termination of Exchange Fund.     Any portion of the Exchange Fund which remains undistributed at the date six months after the Effective Time shall be delivered to HiSoft and any holder of VanceInfo Share or ADRs that evidenced ownership of VanceInfo ADSs that were in each case issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to HiSoft for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, exchangeable for such VanceInfo Shares or such ADRs, as applicable, to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of VanceInfo Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of HiSoft or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

        Section 2.7 No Liability.     None of HiSoft, Merger Sub, VanceInfo, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        Section 2.8 Lost, Stolen or Destroyed Certificates.     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to VanceInfo Shares formerly represented thereby pursuant to this Agreement.

        Section 2.9 Withholding Rights.     Each of the Surviving Corporation, HiSoft, VanceInfo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provisions of Tax Law of the United States, the PRC, or other applicable jurisdictions. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, HiSoft, VanceInfo or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to (a) the holder of VanceInfo Shares or VanceInfo ADSs in respect of which such deduction and withholding was made by the Surviving Corporation, HiSoft or the Exchange Agent, as the case may be, (b) HiSoft in respect of which such deduction and withholding was made by VanceInfo with respect any Termination Fee paid by VanceInfo, and (c) VanceInfo in respect of which such deduction and withholding was made by HiSoft with respect to any Termination Fee paid by HiSoft.

        Section 2.10 Agreement of Fair Value.     HiSoft, Merger Sub and VanceInfo respectively agree that the Per Share Merger Consideration represents the fair value of VanceInfo Shares for the purposes of Section 238(8) of the Cayman Companies Law.

        Section 2.11 Second Step Merger.     The Parties hereto agree that, if the Parties mutually agree, the Parties will use their reasonable best efforts to amend this Agreement to provide that the Surviving Corporation will merge with and into a direct, wholly-owned subsidiary of HiSoft immediately following the Effective Time (the "Second Step Merger "), and the Parties further agree that in such event, each Party will waive any breach of the representations and warranties in this Agreement to the extent resulting from such Second Step Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VANCEINFO

        Except as (A) disclosed in the VanceInfo SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such VanceInfo SEC Reports contained in the "Risk Factors" and "Forward-Looking Statements" sections thereof or any other disclosures of risks or uncertainties in the VanceInfo SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to HiSoft by VanceInfo on the date hereof (the "VanceInfo Disclosure Schedule") that specifically relates to a particular section or subsection of this Article III, or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, VanceInfo hereby represents and warrants to HiSoft and Merger Sub that:

  Section 3.1 Organization and Qualification; Subsidiaries.

        (a)   VanceInfo and each of its material Subsidiaries listed on Schedule 3.1 hereto (each, a "VanceInfo Material Subsidiary") is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. VanceInfo and each VanceInfo Material Subsidiary is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect. Accurate and complete copies of the memorandum and articles of association of VanceInfo, as in effect as of the date of this Agreement, have been publicly filed or furnished by VanceInfo as part of the VanceInfo SEC Reports.

        (b)   Section 3.1(b) of the VanceInfo Disclosure Schedule sets forth a list of all Subsidiaries of VanceInfo. VanceInfo does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

  Section 3.2 Capitalization of VanceInfo and Its Subsidiaries.

        (a)   The authorized share capital of VanceInfo is US$1,000,000, divided into 1,000,000,000 ordinary shares of par value US$0.001 each. As of August 8, 2012, 44,714,963 VanceInfo Shares were issued and outstanding (including 40,382,223 VanceInfo Shares represented by VanceInfo ADSs), and no preferred shares or other classes of shares were issued and outstanding. Section 3.2 of the VanceInfo Disclosure Schedule sets forth the total number of vested and unvested VanceInfo Options and VanceInfo RSUs outstanding as of the date of this Agreement and the weighted average exercise price of the VanceInfo Options. As of the date of this Agreement, 11,531,893 VanceInfo Shares were reserved for issuance under the VanceInfo Share Incentive Plans (including upon exercise of VanceInfo Options and vesting of VanceInfo RSUs) and no VanceInfo Shares were held by VanceInfo in its treasury. Each VanceInfo RSU does not require the payment of a purchase price therefor or the applicable purchase price for such VanceInfo RSU has been paid prior to the date hereof. From August 8, 2012 through the date of this Agreement, no options, warrants, equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), restricted share units, restricted shares, stock purchase rights or other rights to purchase VanceInfo Shares and have been issued or granted and no VanceInfo Shares and preferred shares or shares of any other class have been issued (except for VanceInfo Shares issued pursuant to the exercise of outstanding VanceInfo Options in accordance with their terms).

        (b)   All of the outstanding VanceInfo Shares are, and all of the VanceInfo Shares issuable upon the exercise of outstanding VanceInfo Options or in settlement of VanceInfo RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive or similar rights under the memorandum and articles of association of VanceInfo or any agreement to which VanceInfo is party or by which VanceInfo is otherwise bound.

        (c)   VanceInfo has made available to HiSoft accurate and complete copies of the VanceInfo Share Incentive Plans and the form of award agreements in respect of VanceInfo Options and VanceInfo RSUs granted as of the date of this Agreement.

        (d)   Except as set forth in Section 3.2(d) of the VanceInfo Disclosure Schedule, or in the VanceInfo Deposit Agreement and except for the transactions contemplated by this Agreement, (i) there is no share capital of VanceInfo authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, restricted share units, restricted shares, stock purchase rights, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional), obligating VanceInfo or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in VanceInfo or any of its Subsidiaries, securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating VanceInfo or any of its Subsidiaries to grant, extend or enter into any such option, warrant, restricted share unit, restricted share, stock purchase right, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding obligations of VanceInfo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any VanceInfo Shares or other share capital of VanceInfo or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of VanceInfo or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.

        (e)   All of the outstanding share capital of VanceInfo's wholly-owned Subsidiaries ("Wholly-Owned VanceInfo Subsidiaries") that are VanceInfo Material Subsidiaries has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by VanceInfo, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law). The outstanding share capital of the Subsidiaries of VanceInfo (other than Wholly-Owned VanceInfo Subsidiaries) that are VanceInfo Material Subsidiaries owned directly or indirectly by VanceInfo has been duly authorized, and validly issued, and is fully paid and non-assessable, and is owned by VanceInfo, directly or indirectly, free and clear of any Lien (other than Permitted Liens). Neither VanceInfo nor any of its Subsidiaries is party to any voting agreement or irrevocable proxies with respect to voting of any share capital of VanceInfo or any of its Subsidiaries.

        (f)    Each VanceInfo Option (i) was granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the applicable VanceInfo Share Incentive Plan, (ii) has an exercise price per VanceInfo Share equal to or greater than the fair market value of a VanceInfo Share on the date of such grant, and (iii) has a grant date no earlier than the date on which the VanceInfo Board actually approved such VanceInfo Option.

        (g)   Other than VanceInfo ADSs and the VanceInfo Deposit Agreement, VanceInfo does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of VanceInfo on any matter ("VanceInfo Voting Debt "), or any agreements or obligations to issue any VanceInfo Voting Debt. VanceInfo has no secured creditors and has granted no fixed or floating security interests that are outstanding.

   Section 3.3 Authority.

        (a)   VanceInfo has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to obtaining the Required VanceInfo Vote, to consummate the transactions contemplated hereby and thereby. The VanceInfo Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party and approved the consummation of the transactions contemplated hereby and thereby, and has at a meeting duly called and held (i) approved, and declared advisable, the execution, delivery and performance by VanceInfo of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which VanceInfo is a party and the consummation transactions contemplated hereby and thereby; (ii) determined that such transactions are advisable, and in the best interests of, VanceInfo and its shareholders; and (iii) resolved, as of the date hereof, to recommend that the shareholders of VanceInfo authorize and approve by way of special resolution this Agreement, the Merger and the Plan of Merger and the consummation of the transactions contemplated hereby. No other corporate proceedings on the part of VanceInfo are necessary to authorize or approve this Agreement, the Merger, the Plan or Merger or the other Transaction Agreements to which VanceInfo is a party or to consummate the transactions contemplated hereby and thereby (other than, with respect to this Agreement, the Merger and the Plan of Merger, the Required VanceInfo Vote). This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by VanceInfo and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid, legal and binding agreements of VanceInfo, enforceable against VanceInfo in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

        (b)   The VanceInfo Board has approved this Agreement, the Merger and the Plan of Merger being submitted to the shareholders of VanceInfo for their authorization and approval by way of special resolution at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of VanceInfo necessary to authorize and approve this Agreement, the Merger and the Plan of Merger and the transactions contemplated hereby, is a special resolution of VanceInfo, which requires the affirmative vote of shareholders representing not less than two-thirds of the VanceInfo Shares present and voting in person or by proxy at the VanceInfo Shareholders Meeting in accordance with Section 233(6) of the Cayman Companies Law authorizing and approving this Agreement, the Merger and the Plan of Merger (the "Required VanceInfo Vote"). No other vote of the shareholders of VanceInfo is required by Law, the memorandum and articles of association of VanceInfo or otherwise in order for VanceInfo to authorize and approve this Agreement, the Merger or the Plan of Merger or to consummate the transactions contemplated hereby.

  Section 3.4 Consents and Approvals; No Violations.

        (a)   Except for (i) compliance with the applicable requirements of the Securities Act, Exchange Act and any other applicable securities Laws, including, without limitation, the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing and declaration of effectiveness of the Form F-4 in which the Joint Proxy Statement/Prospectus will be included), (ii) compliance with the rules and regulations of The New York Stock Exchange, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) filings, notices or approvals required under Applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by VanceInfo of this Agreement and the other Transaction Agreements to which it is a party or the consummation by VanceInfo of the transactions contemplated hereby and thereby.

        (b)   The execution, delivery and performance by VanceInfo of this Agreement and the other Transaction Agreements to which it is a party do not, and the consummation by VanceInfo of the transactions contemplated hereby and thereby will not constitute or result in, (i) assuming the Required VanceInfo Vote is duly obtained and passed, any breach of any provision of the respective memorandum and articles of association (or equivalent governing documents) of VanceInfo or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a "Contract") or obligation to which VanceInfo or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the "VanceInfo Agreements"), or (iii) (assuming the Required VanceInfo Vote is duly obtained and passed and compliance with the matters referred to in Section 3.4(a)) violate any Law or Judgment applicable to VanceInfo or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) and clause (iii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, acceleration or Liens that would not, individually or in the aggregate, reasonably to be expected to result in a VanceInfo Material Adverse Effect. Section 3.4 of the VanceInfo Disclosure Schedule sets forth a list of all material third-party consents and approvals required to be obtained under the VanceInfo Agreements in connection with the consummation of the transactions contemplated by this Agreement.

  Section 3.5 SEC Reports; Financial Statements.

        (a)   Since, January 1, 2010, VanceInfo has filed with or furnished to the SEC on a timely basis (and, to the extent not available to the public on the SEC's EDGAR website, made available to HiSoft) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by VanceInfo with or to the SEC (such documents, together with any exhibits and schedules thereto, other information incorporated therein, and those that VanceInfo may file or furnish after the date of this Agreement, including any amendments thereto, the "VanceInfo SEC Reports") pursuant to the U.S. Securities Act of 1933, as amended (the "Securities Act") or the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the VanceInfo SEC Reports, as of the date it was filed or submitted (and as of the date of any amendment or incorporation by reference), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed, furnished or amended, as the case may be. No Subsidiary of VanceInfo is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The VanceInfo SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of VanceInfo has failed in any respect to make the certifications required of him or her under section 302 or section 906 of the U.S. Sarbanes-Oxley Act of 2002, in each case with respect to the VanceInfo SEC Reports. There are no outstanding comments from the Staff of the SEC with respect to any of VanceInfo SEC Reports.

        (b)   Each of the audited consolidated financial statements (including all related notes and schedules) of VanceInfo, and the unaudited financial data including in the earnings release for the quarter ended March 31, 2012, included (or incorporated by reference) in the VanceInfo SEC Reports (collectively, the "VanceInfo Financial Information") fairly presents, or in the case of VanceInfo SEC

Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of VanceInfo and its Subsidiaries, in each case, as of the dates thereof, and the results of its operations and cash flows of VanceInfo and its Subsidiaries, in each case for the periods set forth therein (subject, in the case of unaudited financial data, to normal year end adjustments that are not material in the aggregate). Such VanceInfo Financial Information has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved, except as specifically indicated in the notes thereto (subject, in the case of unaudited financial data to normal recurring year-end adjustments that are not material in the aggregate).

        (c)   VanceInfo is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

        (d)   VanceInfo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to VanceInfo, including its consolidated Subsidiaries, made known to the chief executive officer and chief financial officer of VanceInfo by others within those entities. Neither VanceInfo nor, to VanceInfo's knowledge, VanceInfo's independent registered public accounting firm, has identified or been made aware of (i) "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of VanceInfo's internal controls and procedures which are reasonably likely to adversely affect VanceInfo's ability to record, process, summarize or report financial data, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in VanceInfo's internal controls over financial reporting.

        Section 3.6 Information Supplied.     None of the information furnished by VanceInfo and its Subsidiaries for the filing of the registration statement on Form F-4 by HiSoft (as amended or supplemented from time to time and including any document incorporated by reference therein, the "Form F-4") and the Joint Proxy Statement/Prospectus to be included therein, at the date it (and any amendment or supplement to it) is filed with the SEC by HiSoft, at the date it is first mailed to each of VanceInfo's shareholders and HiSoft's shareholders or at the time of each of the VanceInfo Shareholders Meeting and HiSoft Shareholders Meeting, shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, VanceInfo makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of HiSoft or Merger Sub for inclusion or incorporation by reference in the Form F-4 and the Joint Proxy Statement/Prospectus.

        Section 3.7 No Undisclosed Liabilities.     Neither VanceInfo nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in VanceInfo's consolidated balance sheets or in the notes thereto included in the VanceInfo SEC Reports filed or furnished after January 1, 2012 and prior to the date hereof, (b) liabilities or obligations incurred since March 31, 2012 in the ordinary course of business consistent with past practices that have not had, and would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect and (c) any other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect.

        Section 3.8 Absence of Changes.     Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto (i) from March 31, 2012 (the "Review

Date") through the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, (ii) since the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, and (iii) from the Review Date through the date of this Agreement (and with respect to periods after the date of this Agreement, except as expressly contemplated by this Agreement), VanceInfo and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not been:

        (a)   any redemption, repurchase (other than in connection with equity award grants under and in accordance with the VanceInfo Incentive Plans) or other acquisition of any share capital of VanceInfo or any of its Subsidiaries or any securities convertible into or exercisable or exchangeable for any such share capital by VanceInfo or any of its Subsidiaries;

        (b)   any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of VanceInfo or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to VanceInfo or to any Wholly-Owned VanceInfo Subsidiary);

        (c)   any material change in any method of accounting or accounting practice by VanceInfo or any of its Subsidiaries;

        (d)   any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) in any material aspect of the method of accounting of VanceInfo or any of its Subsidiaries for Tax purposes;

        (e)   any material increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-senior management employees in the ordinary course of business and consistent with past practice);

        (f)    except to the extent required by applicable Law, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

        (g)   any amendment to the memorandum and articles of association (or other equivalent governing instrument) of VanceInfo or any of its Subsidiaries;

        (h)   any incurrence of any indebtedness for borrowed money (other than short term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than any Wholly-Owned VanceInfo Subsidiary) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of VanceInfo or any Subsidiary of VanceInfo;

        (i)    any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of VanceInfo or any of its Subsidiaries;

        (j)    any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of VanceInfo or its property or any part thereof; or

        (k)   any agreement or commitment to do any of the foregoing.

        Section 3.9 Property.     None of VanceInfo or its Subsidiaries owns any real property. VanceInfo or one of its Subsidiaries is the lessee of all leases reflected in the most recent consolidated balance sheet included in the VanceInfo SEC Reports filed or furnished prior to the date of this Agreement or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the "VanceInfo Leased Properties"), free and clear of all Liens (other than Permitted Liens), and is in occupancy of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of VanceInfo, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect .

        Section 3.10 Legal Proceedings.     Except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, none of VanceInfo, any of its Subsidiaries, or any of their directors or officers is a party to any, and there are no pending or, to the knowledge of VanceInfo, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations ("Proceedings") of any nature against VanceInfo or any of its Subsidiaries or to which any of their equity interests or properties or assets is subject. There is no judgment, order, injunction or decree ("Judgment") outstanding against VanceInfo, any of its Subsidiaries or any of their directors and officers (in their capacity as directors and officers), or to which any of their equity interests, material properties or material assets are subject. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or, to the knowledge of VanceInfo with respect to SEC or other governmental inquiries or investigations, threatened, in each case regarding any accounting or disclosure practices of VanceInfo or any of its Subsidiaries or any malfeasance by any executive officer of VanceInfo.

  Section 3.11 Permits; Compliance with Applicable Laws.

        (a)   VanceInfo and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "VanceInfo Permits"), and are in compliance with the terms of VanceInfo Permits, except where the failure to so hold or comply would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. Neither VanceInfo nor any of its Subsidiaries is or has been in material violation of any Law applicable to VanceInfo or its Subsidiaries (including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (collectively, the "PRC Anti-Bribery Laws")). No investigation or review by any Governmental Entity with respect to VanceInfo or its Subsidiaries is pending or, to VanceInfo's knowledge, threatened, nor to VanceInfo's knowledge has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a violation of applicable Law, except for any violations as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect.

        (b)   None of VanceInfo, any of its Subsidiaries or any of their respective directors, officers or employees or, to VanceInfo's knowledge, any agent, or any other person acting for or on behalf of VanceInfo or any Subsidiary has (individually and collectively, a "VanceInfo Affiliate"), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a "Government Official") for the purpose of

(A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist VanceInfo, any Subsidiary, or any VanceInfo Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any unlawful contributions, payments, gifts, or expenditures. VanceInfo and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

        (c)   VanceInfo is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration or Industry and Commerce, the China Securities Regulatory Commission ("CSRC") and the State Administration of Foreign Exchange ("SAFE") on August 8, 2006 and amended on June 22, 2009.

        (d)   VanceInfo and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

        (e)   VanceInfo is aware of and has been advised as to the content of the PRC Anti-Monopoly Law, which became effective on August 1, 2008, and the related publicly available rules, regulations and guidelines issued by various Governmental Entities in the PRC (the "PRC Anti-Monopoly Law and Regulations"). All acquisitions and other similar transactions conducted by VanceInfo or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

        (f)    VanceInfo has taken reasonable steps to comply with the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies and related rules issued by SAFE, and has taken reasonable steps to cause its beneficiary shareholders who are PRC residents to comply with SAFE's Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Round-trip Investments via Overseas Special Purpose Companies ("SAFE Circular No. 75") and related rules issued by SAFE with respect to their interest in VanceInfo.

  Section 3.12 Employee Benefit Plans.

        (a)   Each "employee benefit plan" within the meaning of Section 3(3) of ERISA, and each other employee benefit plan, program, agreement, policy or arrangement, including, but not limited to, stock purchase, stock option or stock-based compensation, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive compensation, deferred compensation (including nonqualified deferred compensation), employee loan, sick leave, vacation pay, salary continuation, welfare benefit and pension benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated hereby or otherwise), whether written or oral, that VanceInfo or any of its Subsidiaries maintains, sponsors, participates in or, is a party to or contributes to, in each case with respect to which VanceInfo or any of its Subsidiaries could reasonably be expected to have any material current or reasonably anticipated future liability (each, a "VanceInfo Benefit

Plan") is disclosed in the VanceInfo SEC Reports or listed in Section 3.12(a) of the VanceInfo Disclosure Schedule.

        (b)   With respect to the VanceInfo Benefit Plans, VanceInfo has provided or made available to HiSoft and Merger Sub true and complete copies of (i) each VanceInfo Benefit Plan (or, in each case, descriptions thereof for any unwritten VanceInfo Benefit Plans) and any amendments thereto, (ii) each actuarial report, and (iii) all documents filed with and/or received from any Governmental Entity, in each case, as applicable.

        (c)   Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any VanceInfo Employee under any of the VanceInfo Benefit Plans or otherwise; (ii) increase any compensation or benefits due to any VanceInfo Employee under any of the VanceInfo Benefit Plans or otherwise; or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits due to any VanceInfo Employee under any VanceInfo Benefit Plan or otherwise.

        (d)   Except as disclosed in the VanceInfo SEC Reports and severance benefits provided for under applicable Law, neither VanceInfo nor any of its Subsidiaries maintain any VanceInfo Benefit Plans providing for benefits in the nature of severance to any VanceInfo Employees. Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, no VanceInfo Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

        (e)   With respect to each VanceInfo Share Incentive Plans, neither VanceInfo nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

        (f)    Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, there are no pending or, to the knowledge of VanceInfo, threatened Proceedings by or on behalf of any VanceInfo Benefit Plan, by any current or former employee or beneficiary covered under any such VanceInfo Benefit Plan, as applicable, or otherwise involving any such VanceInfo Benefit Plan (other than routine claims for benefits). Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, each VanceInfo Benefit Plan has been operated and administered in accordance with its terms and applicable Law.

        (g)   Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect: (i) each VanceInfo Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities; (ii) all contributions to, and payments from (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such VanceInfo Benefit Plan, and, when applicable, the Law of the jurisdiction in which such plan is maintained, have been timely made; (iii) all such contributions to the VanceInfo Benefit Plans, and all payments under such plans, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the financial statements of the employer maintaining such plan; (iv) all reports, returns and similar documents with respect to any VanceInfo Benefit Plan required to be filed with any government agency or distributed to any VanceInfo Benefit Plan participant have been duly and timely filed or distributed; and (v) each of VanceInfo Benefit Plans has obtained from the Governmental Entity having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws and regulations of any such jurisdiction.

        (h)   None of the VanceInfo Benefit Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

        (i)    No VanceInfo Benefit Plan is a defined benefit pension plan or a multiemployer plan and no VanceInfo Employee participates in any defined benefit pension plans or multiemployer plans sponsored, or contributed to, by VanceInfo or any of its Affiliates.

        (j)    No amounts payable under the VanceInfo Benefit Plans will fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code.

        (k)   Other than pursuant to the VanceInfo Share Incentive Plans, VanceInfo is not obligated, pursuant to any of the VanceInfo Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire VanceInfo Shares to any VanceInfo Employees after the date hereof.

  Section 3.13 Labor Matters.

        (b)   As of the date of this Agreement, there is no work slowdown, strike, picket, or lockout, or, to the knowledge of VanceInfo, threat thereof, by or with respect to any employees of VanceInfo or any of its Subsidiaries. VanceInfo and its Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or work rules or practices with any labor union, labor organization or works council, and there are no collective bargaining agreements or work rules or practices that pertain to any of the employees of VanceInfo or any of its Subsidiaries. No employees of VanceInfo or its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with VanceInfo or any of its Subsidiaries. No labor union, labor organization, works council, or group of employees of VanceInfo or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of VanceInfo, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

        (c)   Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, each of VanceInfo and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including, without limitation, any Laws relating to discrimination and other equal employment opportunities, termination, wages and hours and social security, the classification of employees as exempt or non-exempt for overtime purposes, or the classification of individuals as independent contractors or consultants, in each case, with respect to each of the VanceInfo Employees (including those on layoff, disability or leave of absence, whether paid or unpaid). Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, neither VanceInfo nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for VanceInfo Employees other than coverage mandated by applicable Law.

  Section 3.14 Taxes.

        (a)   Each of VanceInfo and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All material Taxes have been timely paid whether or not shown to be due and payable on such Tax Returns.

        (b)   The most recent VanceInfo Financial Information reflects an adequate reserve for all Taxes payable by VanceInfo and its Subsidiaries for all Taxable periods and portions thereof through the date of such VanceInfo Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against VanceInfo or any of its Subsidiaries, other than any deficiency which has been paid in full. No material Liens for Taxes exist with respect to any asset of VanceInfo or any of its Subsidiaries, except for Permitted Liens.

        (c)   All material amounts of Taxes required to be withheld by VanceInfo and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

        (d)   No material audit or other administrative or court proceedings are pending with respect to any Taxes of VanceInfo or any of its Subsidiaries, and no written notice thereof has been received. No material issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to VanceInfo and its Subsidiaries, taken as a whole.

        (e)   Within the last five (5) years, no written claim has been made by a taxing authority in a jurisdiction where neither VanceInfo nor any of its Subsidiaries file income Tax Returns that VanceInfo or any Subsidiary is or may be subject to income taxation in that jurisdiction.

  Section 3.15 Material Contracts.

        (a)   Except for this Agreement and the other Transaction Agreements or as disclosed in or filed as exhibits to the VanceInfo SEC Reports filed prior to the date of this Agreement or as disclosed in Schedule 3.15 of the VanceInfo Disclosure Schedule, as of the date hereof, neither VanceInfo nor its Subsidiaries is a party to nor are any of VanceInfo's or its Subsidiaries' properties or assets bound by a VanceInfo Material Contract.

        (b)   Each of the VanceInfo Material Contracts constitutes the valid and legally binding obligation of VanceInfo or its applicable Subsidiary, enforceable in accordance with its terms, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect. There is no material breach or default under any VanceInfo Material Contract so listed either by VanceInfo or, to VanceInfo's knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by VanceInfo or, to VanceInfo's knowledge, any other party, except in each case for those violations and defaults which would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. As of the date of this Agreement, no party to any such VanceInfo Material Contract has given notice to VanceInfo of or made a claim against VanceInfo with respect to any material breach or default thereunder.

        Section 3.16 Insurance Matters.     Section 3.16 of the VanceInfo Disclosure Schedule sets forth a list of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of VanceInfo and its Subsidiaries. All such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. As of the date of this Agreement, neither VanceInfo nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

  Section 3.17 Intellectual Property.

        (a)   Section 3.17(a) of the VanceInfo Disclosure Schedule sets forth a true and complete list of all VanceInfo Owned Intellectual Property that is Registered, indicating for each such item, as applicable, the application or registration number and the identity of the current applicant or registered owner.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a VanceInfo Material Adverse Effect:

            (i)  VanceInfo and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their business. Except for VanceInfo Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the business of VanceInfo and its Subsidiaries. VanceInfo or one of its Subsidiaries is the exclusive owner of all right, title and interest in and to each item of VanceInfo Owned Intellectual Property, free and clear of all Liens (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Lien.

           (ii)  The VanceInfo Owned Intellectual Property that is Registered is (A) valid, subsisting and enforceable, (B) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding Judgment adversely affecting VanceInfo's use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Intellectual Property owned by VanceInfo or any of its Subsidiaries that is Registered is currently in compliance with any and all legal requirements necessary to record and perfect the interest of VanceInfo and its applicable Subsidiaries therein and the chain of title thereof, and VanceInfo or its applicable Subsidiary is the sole and exclusive beneficial and record owner thereof.

          (iii)  The operation of the business of VanceInfo and its Subsidiaries and their use of Intellectual Property does not infringe, misappropriate or violate the Intellectual Property rights of any other Person, and VanceInfo and its Subsidiaries have not received any written notice that the operation of the business of VanceInfo and its Subsidiaries and the use of VanceInfo Intellectual Property in connection therewith have, in the last three years, infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person that has not been resolved in a satisfactory manner. There is no written action or claim pending or to which VanceInfo has been a party in the last three years, alleging that the operation of the business of VanceInfo and its Subsidiaries and the use of VanceInfo Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person. VanceInfo or any of its Subsidiaries have not received any notification in writing in the last three years that a license under any other Person's Intellectual Property (other than licenses included in the VanceInfo IP Agreements) is or may be required to operate the business of VanceInfo and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of VanceInfo, no Person is engaging, or has engaged in the last three years, in any activity that infringes, misappropriates or otherwise violates any VanceInfo Intellectual Property, and there is no action or claim pending, asserted or threatened by VanceInfo against any other Person concerning any of the foregoing.

          (iv)  VanceInfo has taken reasonable measures at a level that is not below reputable industry standards to protect and maintain (A) the confidentiality of all trade secrets and confidential information used or held for use in the operation of the business of VanceInfo and its Subsidiaries, including the source code for any VanceInfo Software and all other confidential VanceInfo Intellectual Property and (B) the integrity, security and operation of their IT Assets, and there have been no security breaches, outages or interruptions of same. No confidential information, trade secrets or other confidential VanceInfo Intellectual Property have been disclosed by VanceInfo to any Person, except pursuant to written non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential VanceInfo Intellectual Property confidential and to the knowledge of VanceInfo, no party thereto is in default of any such agreement.

           (v)  The IT Assets owned by or licensed to VanceInfo and its Subsidiaries (including VanceInfo Software) are sufficient for the present operation of the business of VanceInfo and its Subsidiaries. The IT Assets owned by or licensed to VanceInfo or its Subsidiaries are free from bugs or other defects and, to the knowledge of VanceInfo, do not contain any viruses. VanceInfo and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology at a level that is not below reputable industry practices.

  Section 3.18 PRC Subsidiaries.

        (a)   True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of VanceInfo's Subsidiaries formed in the PRC ("VanceInfo PRC Subsidiaries") have been provided or made available to HiSoft and Merger Sub and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

        (b)   All material approvals, permits, filings and registrations from or with the PRC Governmental Entities required to be obtained or made in respect of the VanceInfo PRC Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce (or its local counterparts), the State Administration of Industry and Commerce (or its local counterparts), SAFE (or its local counterparts), tax bureau and customs authorities have been duly obtained or completed in accordance with the relevant rules and regulations.

        Section 3.19 Takeover Statutes.     VanceInfo is not a party to a shareholder rights agreement, "poison pill" or similar agreement or plan. To VanceInfo's knowledge, no "business combination," "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each, a "Takeover Statute") is applicable to VanceInfo, VanceInfo Shares, the Merger or the other transactions contemplated by this Agreement, except for the Cayman Companies Law.

        Section 3.20 Interested Party Transactions.     Except for employment agreements and indemnification agreements filed, furnished or incorporated by reference as an exhibit to a VanceInfo SEC Report filed or furnished prior to the date hereof and the VanceInfo Share Incentive Plan, Section 3.20 of the VanceInfo Disclosure Schedule sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between VanceInfo or any of its Subsidiaries, on the one hand, and any (a) present executive officer or director of VanceInfo as of the date of this Agreement or (b) record or beneficial owner of more than five percent (5%) of the VanceInfo Shares as reflected in filings of Schedules 13G or 13D with the SEC with respect to VanceInfo prior to the date of this Agreement, on the other hand.

        Section 3.21 Opinion of Financial Advisor.     Citigroup Global Markets Asia Limited (the "VanceInfo Financial Advisor") has delivered to the VanceInfo Board its opinion, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to this Agreement are fair from a financial point of view to the holders of VanceInfo Shares and VanceInfo ADSs, respectively.

        Section 3.22 Brokers.     No broker, finder or investment banker (other than the VanceInfo Financial Advisor) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of VanceInfo or any of its Affiliates.

        Section 3.23 No Additional Representations.     Except for the representations and warranties made by VanceInfo in this Article III, neither VanceInfo nor any of its Subsidiaries nor any other Person acting on their behalf makes any other express or implied representation or warranty of any kind or nature in connection with the transactions contemplated by this Agreement. Neither VanceInfo nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to HiSoft, Merger Sub or their Affiliates or any of their respective advisors or representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of VanceInfo and its subsidiaries or the future business and operations of VanceInfo and its subsidiaries unless any such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF HISOFT AND MERGER SUB

        Except as (A) disclosed in the HiSoft SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such HiSoft SEC Reports contained in the "Risk Factors" and "Forward-Looking Statements" sections thereof or any other disclosures of risks or uncertainties in the HiSoft SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to VanceInfo by HiSoft on the date hereof (the "HiSoft Disclosure Schedule") that specifically relates to a particular section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, HiSoft and Merger Sub hereby jointly and severally represent and warrant to VanceInfo that:

  Section 4.1 Organization and Qualification.

        (a)   HiSoft and each of its material Subsidiaries listed on Schedule 4.1(a) hereto (each, a "HiSoft Material Subsidiary") is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. HiSoft and each HiSoft Material Subsidiary is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect. Accurate and complete copies of the memorandum of association of HiSoft (the "HiSoft Memorandum") and the articles of association of HiSoft (the "HiSoft Articles"), as in effect as of the date of this Agreement, have been publicly filed or furnished by HiSoft as part of the HiSoft SEC Reports.

        (b)   Section 4.1(b) of the HiSoft Disclosure Schedule sets forth a list of all Subsidiaries of HiSoft. HiSoft does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

  Section 4.2 Capitalization.

        (a)   Subject to adjustment in connection with the Share Consolidation, the authorized share capital of HiSoft is US$87,200, divided into 872,000,000 common shares of par value US$0.0001 each. As of August 8, 2012, 658,857,745 HiSoft Shares were issued and outstanding (including 510,671,949 HiSoft Shares represented by HiSoft ADSs), and no preferred shares or other classes of shares were issued and outstanding. Section 4.2 of the HiSoft Disclosure Schedule sets forth the total number of vested and unvested HiSoft Options and HiSoft Restricted Stock Awards outstanding as of the date of this Agreement and the weighted average exercise price of the HiSoft Options. As of the date of this Agreement, 18,110,794 HiSoft Shares were reserved for issuance under the HiSoft Share Incentive Plans (including upon exercise of HiSoft Options and vesting of HiSoft Restricted Stock Awards) and no HiSoft Shares were held by HiSoft in its treasury. From August 8, 2012 through the date of this Agreement, no options, warrants, equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), restricted share units, restricted shares, stock purchase rights or other rights to purchase HiSoft Shares and have been issued or granted and no HiSoft Shares and preferred shares or shares of any other class have been issued (except for HiSoft Shares issued pursuant to the exercise of outstanding HiSoft Options in accordance with their terms).

        (b)   All of the outstanding HiSoft Shares are, and all of the HiSoft Shares issuable upon the exercise of outstanding HiSoft Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive or similar rights under the HiSoft Memorandum and HiSoft Articles or any agreement to which HiSoft is party or by which HiSoft is otherwise bound.

        (c)   HiSoft has made available to VanceInfo accurate and complete copies of the HiSoft Share Incentive Plans and the form of award agreements in respect of HiSoft Options and HiSoft Restricted Stock Awards granted as of the date of this Agreement.

        (d)   Except as set forth in Section 4.2(d) of the HiSoft Disclosure Agreement, or in the HiSoft Deposit Agreement and except for the transactions contemplated by this Agreement, (i) there is no share capital of HiSoft authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, restricted share units, restricted shares, stock purchase rights, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional), obligating HiSoft or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in HiSoft or any of its Subsidiaries, securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating HiSoft or any of its Subsidiaries to grant, extend or enter into any such option, warrant, restricted share unit, restricted share, stock purchase right, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding obligations of HiSoft or any of its Subsidiaries to repurchase, redeem or otherwise acquire any HiSoft Shares or other share capital of HiSoft or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of HiSoft or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.

        (e)   All of the outstanding share capital of HiSoft's wholly-owned Subsidiaries ("Wholly-Owned HiSoft Subsidiaries") that is a HiSoft Material Subsidiary has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by HiSoft, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law). The outstanding share capital of the Subsidiaries of HiSoft (other than Wholly-Owned HiSoft Subsidiaries) that are HiSoft Material Subsidiaries owned directly or indirectly by HiSoft has been duly authorized, and validly issued, and is fully paid and non-assessable, and is owned by HiSoft, directly or indirectly, free and clear of any Liens other than Permitted Liens). Neither HiSoft nor any of its Subsidiaries is party to any voting agreement or irrevocable proxies with respect to voting of any share capital of HiSoft or any of its Subsidiaries.

        (f)    Each HiSoft Option (i) was granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the applicable HiSoft Share Incentive Plan, (ii) has an exercise price per HiSoft Share equal to or greater than the fair market value of a HiSoft Share on the date of such grant, and (iii) has a grant date no earlier than the date on which the HiSoft Board actually approved such HiSoft Option.

        (g)   Other than HiSoft ADSs and the HiSoft Deposit Agreement, HiSoft does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of HiSoft on any matter ("HiSoft Voting Debt"), or any agreements or obligations to issue any HiSoft Voting Debt. Neither HiSoft nor Merger Sub has any secured creditors or has granted no fixed or floating security interests that are outstanding.

        (h)   The authorized share capital of Merger Sub consists solely of US$50,000, divided into 50,000 ordinary shares, par value US$1.00 per share, of which one share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by HiSoft, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

  Section 4.3 Authority.

        (a)   Each of HiSoft and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to, in the case of HiSoft, obtaining the Required HiSoft Vote, to consummate the transactions contemplated hereby and thereby. The HiSoft Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Agreements to which HiSoft or Merger Sub is a party and approved the consummation of the transactions contemplated hereby and thereby, and has at a meeting duly called and held (i) approved, and declared advisable, the execution, delivery and performance by HiSoft of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which HiSoft is a party and the consummation transactions contemplated hereby and thereby; (ii) determined that such transactions are advisable, and in the best interests of, HiSoft and its shareholders; and (iii) recommended as of the date hereof that the shareholders of HiSoft approve each of the following matters (each of which shall be conditioned on the substantially contemporaneous consummation of the Merger): (A) an alteration to the conditions of the HiSoft Memorandum to increase its share capital and the number of authorized HiSoft Shares to 120,000,000 (the "Capital Increase"), which shall occur immediately following the Share Consolidation, (B) a consolidation of the share capital of HiSoft, following which every 13.9482 issued and unissued common shares of par value US$0.0001 each in the share capital of HiSoft would be consolidated into one (1) common share of par value US$0.00139482 each in the share capital of HiSoft (the "Share Consolidation"), (C) an amendment to the HiSoft Articles to (1) change the name of HiSoft to a new name in English, to be mutually agreed by the Parties, and in Chinese, and (2) delete the additional or casting vote granted to the chairman of the meeting of the HiSoft Board in the case of any equality of votes (the "Articles Amendments"), and (D) the issuance of HiSoft Shares (including HiSoft Shares to be represented by HiSoft ADSs) constituting the Merger Consideration (the "Share Issuance"), which shall occur following the Effective Time. The Board of Directors of Merger Sub (the "Merger Sub Board"), and HiSoft as the sole shareholder of Merger Sub, have at meetings duly called and held, duly and validly authorized and approved by board resolution (in the case of HiSoft) and by special resolution (in the case of Merger Sub) the execution, performance and delivery of this Agreement, the Merger and the Plan of Merger, the other Transaction Agreements to which Merger Sub is a party, and the consummation of the transactions contemplated hereby and thereby, and taken all corporate actions required to be taken by the Merger Sub Board and by HiSoft as the sole shareholder of Merger Sub for the consummation of the transactions. No other corporate proceedings on the part of HiSoft or Merger Sub are necessary to authorize or approve this Agreement, the Merger or the Plan of Merger or the other Transaction Agreements to which HiSoft or Merger Sub is a party or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, the Required HiSoft Vote). This Agreement and the other Transaction Agreements to which HiSoft or Merger Sub is a party have been duly and validly executed and delivered by each of HiSoft and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid, legal and binding agreements of each of HiSoft and Merger Sub, as applicable, enforceable against each of HiSoft and Merger Sub, as applicable, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

        (b)   The Board of Directors of HiSoft (the "HiSoft Board") has approved the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance being submitted to the shareholders of HiSoft for their authorization and approval at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of HiSoft necessary to authorize and approve (i) the Capital Increase and the Share Consolidation is a simple majority of votes cast by the holders of HiSoft Shares voting in person or by proxy, (ii) the Articles Amendments is an affirmative vote of two-thirds of the holders of HiSoft Shares voting in person or by proxy and (iii) the Share Issuance is a simple majority of votes cast by the holders of HiSoft Shares voting in person or by proxy, in each case, at a meeting of the shareholders of HiSoft duly convened in accordance with the HiSoft Articles for purposes of authorizing and approving the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (collectively, the "Required HiSoft Vote"). No other vote of the shareholders of HiSoft is required by Law, the HiSoft Memorandum, the HiSoft Articles or otherwise in order for HiSoft to authorize and approve the Capital Increase, the Share Consolidation, the Articles Amendments or the Share Issuance.

  Section 4.4 Consents and Approvals; No Violations.

        (a)   Except for (i) compliance with the applicable requirements of the Securities Act, Exchange Act and any other applicable securities Laws, including, without limitation, the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing and declaration of effectiveness of the Form F-4 in which the Joint Proxy Statement/Prospectus will be included), (ii) compliance with the rules and regulations of The NASDAQ Global Select Market, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) filings, notices or approvals required under Applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by each of HiSoft or Merger Sub of this Agreement and the other Transaction Agreements to which it is a party or the consummation by each of HiSoft or Merger Sub, as applicable, of the transactions contemplated hereby and thereby.

        (b)   The execution, delivery and performance by each of HiSoft and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party do not, and the consummation by HiSoft and Merger Sub of the transactions contemplated hereby and thereby will not constitute or result in, (i) assuming the Required HiSoft Vote is duly obtained and passed, any breach of any provision of the respective memorandum and articles of association (or equivalent governing documents) of Merger Sub, HiSoft or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien) under, any of the terms, conditions or provisions of any Contract or obligation to which Merger Sub, HiSoft or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the "HiSoft Agreements"), or (iii) (assuming the Required HiSoft Vote is duly obtained and passed and compliance with the matters referred to in Section 4.4(a)) violate any Law or Judgment applicable to Merger Sub, HiSoft or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) and clause (iii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, acceleration or Liens that would not, individually or in the aggregate, reasonably to be expected to result in a HiSoft Material Adverse Effect. Section 4.4 of the HiSoft Disclosure Schedule sets forth a list of all material third-party consents and approvals required to be obtained under the HiSoft Agreements in connection with the consummation of the transactions contemplated by this Agreement.

  Section 4.5 SEC Reports; Financial Statements.

        (a)   Since, January 1, 2010, HiSoft has filed with or furnished to the SEC on a timely basis (and, to the extent not available to the public on the SEC's EDGAR website, made available to VanceInfo) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by HiSoft with or to the SEC (such documents, together with any exhibits and schedules thereto, other information incorporated therein, and those that HiSoft may file or furnish after the date of this Agreement, including any amendments thereto, the "HiSoft SEC Reports") pursuant to the Securities Act or the Exchange Act. Each of the HiSoft SEC Reports, as of the date it was filed or submitted (and as of the date of any amendment or incorporation by reference), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed, furnished or amended, as the case may be. No Subsidiary of HiSoft is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The HiSoft SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of HiSoft has failed in any respect to make the certifications required of him or her under section 302 or section 906 of the U.S. Sarbanes-Oxley Act of 2002, in each case with respect to the HiSoft SEC Reports. There are no outstanding comments from the Staff of the SEC with respect to any of HiSoft SEC Reports.

        (b)   Each of the audited consolidated financial statements (including all related notes and schedules) of HiSoft, and the unaudited financial data including in the earnings release for the quarter ended March 31, 2012, included (or incorporated by reference) in the HiSoft SEC Reports (collectively, the "HiSoft Financial Information") fairly presents, or in the case of HiSoft SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of HiSoft and its Subsidiaries, in each case, as of the dates thereof, and the results of its operations and cash flows of HiSoft and its Subsidiaries, in each case for the periods set forth therein (subject, in the case of unaudited financial data, to normal year end adjustments that are not material in the aggregate). Such HiSoft Financial Information has been prepared in accordance with GAAP in the United States consistently applied during the periods involved, except as specifically indicated in the notes thereto (subject, in the case of unaudited financial data to normal recurring year-end adjustments that are not material in the aggregate).

        (c)   HiSoft is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Select Market.

        (d)   HiSoft has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to HiSoft, including its consolidated Subsidiaries, made known to the chief executive officer and chief financial officer of HiSoft by others within those entities. Neither HiSoft nor, to HiSoft's knowledge, HiSoft's independent registered public accounting firm, has identified or been made aware of (i) "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of HiSoft's internal controls and procedures which are reasonably likely to adversely affect HiSoft's ability to record, process, summarize or report financial data, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HiSoft's internal controls over financial reporting.

        Section 4.6 Information Supplied.     None of the information furnished by HiSoft and its Subsidiaries for the filing of the registration statement on Form F-4 and the Joint Proxy Statement/Prospectus to be included therein, at the date it (and any amendment or supplement to it) is filed with the SEC by HiSoft, at the date it is first mailed to each of HiSoft's shareholders and VanceInfo's shareholders or at the time of each of the HiSoft Shareholders Meeting and VanceInfo Shareholders Meeting, shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, HiSoft makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of VanceInfo for inclusion or incorporation by reference in the Form F-4 and the Joint Proxy Statement/Prospectus.

        Section 4.7 No Undisclosed Liabilities.     Neither HiSoft nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in HiSoft's consolidated balance sheets or in the notes thereto included in the HiSoft SEC Reports filed or furnished after January 1, 2012 and prior to the date hereof, (b) liabilities or obligations incurred since March 31, 2012 in the ordinary course of business consistent with past practices that have not had, and would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect and (c) any other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect.

        Section 4.8 Absence of Changes.     Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto (i) from the Review Date through the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect; (ii) since the date of this Agreement there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect, and (iii) from the Review Date through the date of this Agreement (and with respect to periods after the date of this Agreement, except as expressly contemplated by this Agreement), HiSoft and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not been:

        (a)   any redemption, repurchase (other than in connection with equity award grants under and in accordance with the HiSoft Incentive Plans) or other acquisition of any share capital of HiSoft or any of its Subsidiaries or any securities convertible into or exercisable or exchangeable for any such share capital by HiSoft or any of its Subsidiaries;

        (b)   any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of HiSoft or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to HiSoft or to any Wholly-Owned HiSoft Subsidiary;

        (c)   any material change in any method of accounting or accounting practice by HiSoft or any of its Subsidiaries;

        (d)   any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) in any material aspect of the method of accounting of HiSoft or any of its Subsidiaries for Tax purposes;

        (e)   any material increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-senior management employees in the ordinary course of business and consistent with past practice);

        (f)    except to the extent required by applicable Law, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

        (g)   any amendment to the memorandum and articles of association (or other equivalent governing instrument) of HiSoft or any of its Subsidiaries;

        (h)   any incurrence of any indebtedness for borrowed money (other than short-term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than any Wholly-Owned HiSoft Subsidiary) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of HiSoft or any Subsidiary of HiSoft;

        (i)    any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of HiSoft or any of its Subsidiaries;

        (j)    any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of HiSoft or its property or any part thereof; or

        (k)   any agreement or commitment to do any of the foregoing.

        Section 4.9 Property.     None of HiSoft or its Subsidiaries owns any real property. HiSoft or one of its Subsidiaries is the lessee of all leases reflected in the most recent consolidated balance sheet included in the HiSoft SEC Reports filed or furnished prior to the date of this Agreement or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the "HiSoft Leased Properties"), free and clear of all Liens (other than Permitted Liens), and is in occupancy of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of HiSoft, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect .

        Section 4.10 Legal Proceedings.     Except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect, none of HiSoft, any of its Subsidiaries, or any of their directors or officers is a party to any, and there are no pending or, to the knowledge of HiSoft, threatened, Proceedings of any nature against HiSoft or any of its Subsidiaries or to which any of their equity interests or properties or assets is subject. There is no Judgment outstanding against HiSoft, any of its Subsidiaries or any of their directors and officers (in their capacity as directors and officers), or to which any of their equity interests, material properties or material assets are subject. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or, to the knowledge of HiSoft with respect to SEC or other governmental inquiries or investigations, threatened, in each case regarding any accounting or disclosure practices of HiSoft or any of its Subsidiaries or any malfeasance by any executive officer of HiSoft.

   Section 4.11 Permits; Compliance with Applicable Laws.

        (a)   HiSoft and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "HiSoft Permits"), and are in compliance with the terms of HiSoft Permits, except where the failure to so hold or comply would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. Neither HiSoft nor any of its Subsidiaries is or has been in material violation of any Law applicable to HiSoft or its Subsidiaries (including, without limitation, FCPA and the PRC Anti-Bribery Laws). No investigation or review by any Governmental Entity with respect to HiSoft or its Subsidiaries is pending or, to HiSoft's knowledge, threatened, nor to HiSoft's knowledge has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a violation of applicable Law, except for any violations as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect.

        (b)   None of HiSoft, any of its Subsidiaries or any of their respective directors, officers or employees or, to HiSoft's knowledge, any agent, or any other person acting for or on behalf of HiSoft or any Subsidiary has (individually and collectively, a "HiSoft Affiliate"), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist HiSoft, any Subsidiary, or any HiSoft Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any unlawful contributions, payments, gifts, or expenditures. HiSoft and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

        (c)   HiSoft is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the CSRC and SAFE on August 8, 2006 and amended on June 22, 2009.

        (d)   HiSoft and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

        (e)   HiSoft is aware of and has been advised as to the content of the PRC Anti-Monopoly Law and Regulations. All acquisitions and other similar transactions conducted by HiSoft or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

        (f)    HiSoft has taken reasonable steps to comply with the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies and related rules issued by SAFE, and has taken reasonable steps to cause its beneficiary shareholders who are PRC residents to comply with SAFE Circular No. 75 and related rules issued by SAFE with respect to their interest in HiSoft.

   Section 4.12 Employee Benefit Plans.

        (a)   Each "employee benefit plan" within the meaning of Section 3(3) of ERISA, and each other employee benefit plan, program, agreement, policy or arrangement, including, but not limited to, stock purchase, stock option or stock-based compensation, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive compensation, deferred compensation (including nonqualified deferred compensation), employee loan, sick leave, vacation pay, salary continuation, welfare benefit and pension benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated hereby or otherwise), whether written or oral, that HiSoft or any of its Subsidiaries maintains, sponsors, participates in or, is a party to or contributes to, in each case, with respect to which HiSoft or any of its Subsidiaries could reasonably be expected to have any material current or reasonably anticipated future liability (each, a "HiSoft Benefit Plan") is disclosed in the HiSoft SEC Reports or listed in Section 4.12(a) of the HiSoft Disclosure Schedule.

        (b)   With respect to the HiSoft Benefit Plans, HiSoft has provided or made available to VanceInfo true and complete copies of (i) each HiSoft Benefit Plan (or, in each case, descriptions thereof for any unwritten HiSoft Benefit Plans) and any amendments thereto, (ii) each actuarial report, and (iii) all documents filed with and/or received from any Governmental Entity, in each case, as applicable.

        (c)   Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any HiSoft Employee under any of the HiSoft Benefit Plans or otherwise; (ii) increase any compensation or benefits due to any HiSoft Employee under any of the HiSoft Benefit Plans or otherwise; or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits due to any HiSoft Employee under any HiSoft Benefit Plan or otherwise.

        (d)   Except as disclosed in the HiSoft SEC Reports and severance benefits provided for under applicable Law, neither HiSoft nor any of its Subsidiaries maintain any HiSoft Benefit Plans providing for benefits in the nature of severance to any HiSoft Employees. Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, no HiSoft Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

        (e)   With respect to each HiSoft Share Incentive Plan, neither HiSoft nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

        (f)    Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, there are no pending or threatened Proceedings by or on behalf of any HiSoft Benefit Plan, by any current or former employee or beneficiary covered under any such HiSoft Benefit Plan, as applicable, or otherwise involving any such HiSoft Benefit Plan (other than routine claims for benefits). Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, each HiSoft Benefit Plan has been operated and administered in accordance with its terms and applicable Law.

        (g)   Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect: (i) each HiSoft Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities; (ii) all contributions to, and payments from (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such HiSoft Benefit Plan, and, when applicable, the Law of the jurisdiction in which such plan is maintained, have been timely made; (iii) all such contributions to the HiSoft Benefit Plans, and all payments under such plans, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the financial statements of the employer maintaining such plan; (iv) all reports, returns and similar documents with respect to any HiSoft Benefit Plan required to be filed with any government agency or distributed to any HiSoft Benefit Plan participant have been duly and timely filed or distributed; and (v) each of the HiSoft Benefit Plans has obtained from the Governmental Entity having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws and regulations of any such jurisdiction.

        (h)   None of the HiSoft Benefit Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

        (i)    No HiSoft Benefit Plan is a defined benefit pension plan or a multiemployer plan and no HiSoft Employee participates in any defined benefit pension plans or multiemployer plans sponsored, or contributed to, by HiSoft or any of its Affiliates.

        (j)    Other than pursuant to the HiSoft Share Incentive Plans, HiSoft is not obligated, pursuant to any of the HiSoft Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire HiSoft Shares to any HiSoft Employees after the date hereof.

  Section 4.13 Labor Matters.

        (a)   As of the date of this Agreement, there is no work slowdown, strike, picket, or lockout, or, to the knowledge of HiSoft, threat thereof, by or with respect to any employees of HiSoft or any of its Subsidiaries. HiSoft and its Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or work rules or practices with any labor union, labor organization or works council, and there are no collective bargaining agreements or work rules or practices that pertain to any of the employees of HiSoft or any of its Subsidiaries. No employees of HiSoft or its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with HiSoft or any of its Subsidiaries. No labor union, labor organization, works council, or group of employees of HiSoft or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of HiSoft, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, each of HiSoft and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including, without limitation, any Laws relating to discrimination and other equal employment opportunities, termination, wages and hours and social security, the classification of employees as exempt or non-exempt for overtime purposes, or the classification of individuals as independent contractors or consultants, in each case, with respect to each of the HiSoft Employees (including those on layoff, disability or leave of absence, whether paid or unpaid). Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, neither HiSoft nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for HiSoft Employees other than coverage mandated by applicable Law.

  Section 4.14 Taxes.

        (a)   Each of HiSoft and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All material Taxes have been timely paid whether or not shown to be due and payable on such Tax Returns.

        (b)   The most recent HiSoft Financial Information reflects an adequate reserve for all Taxes payable by HiSoft and its Subsidiaries for all Taxable periods and portions thereof through the date of such HiSoft Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against HiSoft or any of its Subsidiaries, other than any deficiency which has been paid in full. No material Liens for Taxes exist with respect to any asset of HiSoft or any of its Subsidiaries, except for Permitted Liens.

        (c)   All material amounts of Taxes required to be withheld by HiSoft and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

        (d)   No material audit or other administrative or court proceedings are pending with respect to any Taxes of HiSoft or any of its Subsidiaries, and no written notice thereof has been received. No material issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to HiSoft and its Subsidiaries, taken as a whole.

        (e)   Within the last five (5) years, no written claim has been made by a taxing authority in a jurisdiction where neither HiSoft nor any of its Subsidiaries file income Tax Returns that HiSoft or any Subsidiary is or may be subject to income taxation in that jurisdiction.

  Section 4.15 Material Contracts.

        (a)   Except for this Agreement and the other Transaction Agreements, or as disclosed in or filed as exhibits to the HiSoft SEC Reports filed prior to the date of this Agreement or as disclosed in Schedule 4.15 of the HiSoft Disclosure Schedule, as of the date hereof neither HiSoft nor its Subsidiaries is a party to nor are any of HiSoft's or its Subsidiaries' properties or assets bound by a HiSoft Material Contract.

        (b)   Each of the HiSoft Material Contracts constitutes the valid and legally binding obligation of HiSoft or its applicable Subsidiary, enforceable in accordance with its terms, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect. There is no material breach or default under any HiSoft Material Contract so listed either by HiSoft or, to HiSoft's knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by HiSoft or, to HiSoft's knowledge, any other party, except in each case for those violations and defaults which would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. As of the date of this Agreement, no party to any such HiSoft Material Contract has given notice to HiSoft of or made a claim against HiSoft with respect to any material breach or default thereunder.

  Section 4.16 Insurance Matters.

        (a)   Section 4.16 of the HiSoft Disclosure Schedule sets forth a list of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of HiSoft and its Subsidiaries. All such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. As of the date of this Agreement, neither HiSoft nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

   Section 4.17 Intellectual Property.

        (a)   Section 4.17(a) of the HiSoft Disclosure Schedule sets forth a true and complete list of all HiSoft Owned Intellectual Property that is Registered, indicating for each such item, as applicable, the application or registration number and the identity of the current applicant or registered owner.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a HiSoft Material Adverse Effect:

            (i)  HiSoft and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their business. Except for HiSoft Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the business of HiSoft and its Subsidiaries. HiSoft or one of its Subsidiaries is the exclusive owner of all right, title and interest in and to each item of HiSoft Owned Intellectual Property, free and clear of all Liens (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Lien.

           (ii)  The HiSoft Owned Intellectual Property that is Registered is (A) valid, subsisting and enforceable, (B) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding Judgment adversely affecting HiSoft's use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Intellectual Property owned by HiSoft or any of its Subsidiaries that is Registered is currently in compliance with any and all legal requirements necessary to record and perfect the interest of HiSoft and its applicable Subsidiaries therein and the chain of title thereof, and HiSoft or its applicable Subsidiary is the sole and exclusive beneficial and record owner thereof.

          (iii)  The operation of the business of HiSoft and its Subsidiaries and their use of Intellectual Property does not infringe, misappropriate or violate the Intellectual Property rights of any other Person, and HiSoft and its Subsidiaries have not received any written notice that the operation of the business of HiSoft and its Subsidiaries and the use of HiSoft Intellectual Property in connection therewith have, in the last three years, infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person that has not been resolved in a satisfactory manner. There is no written action or claim pending or to which HiSoft has been a party in the last three years, alleging that the operation of the business of HiSoft and its Subsidiaries and the use of HiSoft Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person. HiSoft or any of its Subsidiaries have not received any notification in writing in the last three years that a license under any other Person's Intellectual Property (other than licenses included in the HiSoft IP Agreements) is or may be required to operate the business of HiSoft and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of HiSoft, no Person is engaging, or has engaged in the last three years, in any activity that infringes, misappropriates or otherwise violates any HiSoft Intellectual Property, and there is no action or claim pending, asserted or threatened by HiSoft against any other Person concerning any of the foregoing.

          (iv)  HiSoft has taken reasonable measures at a level that is not below reputable industry standards to protect and maintain (A) the confidentiality of all trade secrets and confidential information used or held for use in the operation of the business of HiSoft and its Subsidiaries, including the source code for any HiSoft Software and all other confidential HiSoft Intellectual Property and (B) the integrity, security and operation of their IT Assets, and there have been no security breaches, outages or interruptions of same. No confidential information, trade secrets or other confidential HiSoft Intellectual Property have been disclosed by HiSoft to any Person, except pursuant to written non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential HiSoft Intellectual Property confidential and to the knowledge of HiSoft, no party thereto is in default of any such agreement.

           (v)  The IT Assets owned by or licensed to HiSoft and its Subsidiaries (including HiSoft Software) are sufficient for the present operation of the business of HiSoft and its Subsidiaries. The IT Assets owned by or licensed to HiSoft or its Subsidiaries are free from bugs or other defects and, to the knowledge of HiSoft, do not contain any viruses. HiSoft and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology at a level that is not below reputable industry practices.

  Section 4.18 PRC Subsidiaries.

        (a)   True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of HiSoft's Subsidiaries formed in the PRC ("HiSoft PRC Subsidiaries") have been provided or made available to VanceInfo and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

        (b)   All material approvals, permits, filings and registrations from or with the PRC Governmental Entities required to be obtained or made in respect of the HiSoft PRC Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce (or its local counterparts), the State Administration of Industry and Commerce (or its local counterparts), SAFE (or its local counterparts), tax bureau and customs authorities have been duly obtained or completed in accordance with the relevant rules and regulations.

        Section 4.19 Takeover Statutes.     HiSoft is not a party to a shareholder rights agreement, "poison pill" or similar agreement or plan. To HiSoft's knowledge, no Takeover Statute is applicable to HiSoft, HiSoft Shares, the Merger or the other transactions contemplated by this Agreement, except for the Cayman Companies Law.

        Section 4.20 Interested Party Transactions.     Except for employment agreements and indemnification agreements filed, furnished or incorporated by reference as an exhibit to a HiSoft SEC Report filed or furnished prior to the date hereof and the HiSoft Share Incentive Plan, Section 4.20 of the HiSoft Disclosure Schedule sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between HiSoft or any of its Subsidiaries, on the one hand, and any present executive officer or director of HiSoft as of the date of this Agreement or record or beneficial owner of more than five percent (5%) of the HiSoft Shares as reflected in filings of Schedules 13G or 13D with the SEC with respect to HiSoft prior to the date of this Agreement, on the other hand.

        Section 4.21 Opinion of Financial Advisor.     Lazard Asia (Hong Kong) Limited (the "HiSoft Financial Advisor") has delivered to the HiSoft Board its opinion, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to this Agreement are fair from a financial point of view to HiSoft.

        Section 4.22 Brokers.     No broker, finder or investment banker (other than the HiSoft Financial Advisor) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of HiSoft or any of its Affiliates.

        Section 4.23 No Additional Representations.     Except for the representations and warranties made by HiSoft in this Article III, neither HiSoft nor any of its Subsidiaries nor any other Person acting on their behalf makes any other express or implied representation or warranty of any kind or nature in connection with the transactions contemplated by this Agreement. Neither HiSoft nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to VanceInfo its Affiliates or any of their respective advisors or representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of HiSoft and its subsidiaries or the future business and operations of HiSoft and its subsidiaries unless any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

        Section 5.1 Conduct of Business of VanceInfo.     Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, VanceInfo will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, licensors, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise expressly contemplated in this Agreement or as specified in Section 5.1 of the VanceInfo Disclosure Schedule, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, VanceInfo will not, and will not permit its Subsidiaries to, without the prior written consent of HiSoft (which consent shall not be unreasonably withheld, delayed or conditioned):

        (a)   amend its memorandum and articles of association (or equivalent constitutional documents);

        (b)   authorize for issuance, issue, sell, create or incur any Lien on, dispose of, transfer, deliver, accelerate the rights under (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital, any other securities convertible into or exercisable or exchangeable for any share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), in each case, with respect to VanceInfo or any of its Subsidiaries, except for the issuance of VanceInfo Shares as required to be issued upon exercise or settlement of VanceInfo Options or VanceInfo RSUs outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement;

        (c)   (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any Wholly-Owned VanceInfo Subsidiary to VanceInfo or another Wholly-Owned VanceInfo Subsidiary; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any other securities convertible or exercisable into or exchangeable for its share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), except (A) the withholding of VanceInfo's securities to satisfy Tax obligations with respect to applicable VanceInfo Options or VanceInfo RSUs or (B) the acquisition by VanceInfo of its securities in connection with the forfeiture of VanceInfo Options or (C) the acquisition by VanceInfo of its securities in connection with the net exercise of applicable VanceInfo Options or net settlement of applicable VanceInfo RSUs in accordance with the terms thereof;

        (d)   adopt any plan of liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization or similar transaction (other than the Merger);

        (e)   except pursuant to a Contract existing on the date of this Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding

US$5,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to VanceInfo and its Subsidiaries, taken as a whole, except for guarantees of obligations of Wholly-Owned VanceInfo Subsidiaries; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly-Owned VanceInfo Subsidiaries and for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business consistent with past practice);

        (f)    except in the ordinary course of business or as may be required by Law, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, restricted stock, stock equivalent (including, without limitation, any performance units, stock appreciation rights or phantom stock), stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired or promoted non-senior employees or the termination of employment agreements or labor contracts with terminated employees, in each case, in the ordinary course of business consistent with past practice), (ii) or except as required under any agreement or plan in effect on the date of this Agreement, increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee (including, without limitation, the granting of stock options, restricted stock units or other equity awards), (iii) grant or increase any severance, termination or similar compensation or benefits payable to any director, officer or employee (except with respect to new hires and to non-senior employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice), or (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

        (g)   (i) license, transfer or grant to any Person any material rights to VanceInfo Intellectual Property other than in the ordinary course of business consistent with past practice, and (ii) abandon, permit to lapse or otherwise dispose of any material VanceInfo Intellectual Property.

        (h)   sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

        (i)    except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles used by it;

        (j)    revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by GAAP;

        (k)   (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisitions exceed US$5,000,000 in the aggregate, (ii) enter into any joint venture, partnership or similar arrangement or (iii) authorize any new capital expenditures, except as specifically budgeted in VanceInfo's current plan approved by the VanceInfo Board prior to the date of this Agreement that was made available to HiSoft or that, in the aggregate, would not exceed US$5,000,000 in the aggregate;

        (l)    make or revoke any material Tax election, or settle or compromise any material Tax liability, file any material amended Tax Return, surrender any right to claim a material Tax refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes in a material manner;

        (m)  pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

        (n)   waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to VanceInfo or any of its Subsidiaries any non-competition, confidentiality, standstill or similar agreement to which VanceInfo or any of its Subsidiaries is a party;

        (o)   settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

        (p)   other than in the ordinary course of business consistent with past practice: (i) cancel or modify any VanceInfo Material Contract in a manner materially adverse to VanceInfo or any of its Subsidiaries or terminate any VanceInfo Material Contract, (ii) enter into a new Contract that (A) would be a VanceInfo Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any other rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such VanceInfo Material Contract or new Contract;

        (q)   mortgage, pledge or grant any Lien (other than Permitted Liens) with respect to any of its assets (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

        (r)   adopt or implement any rights plan or similar takeover defense arrangement;

        (s)   take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law; or

        (t)    take, propose to take, or commit or agree to take, any of the actions described in Section 5.1(a) through Section 5.1(s).

        Section 5.2 Conduct of Business of HiSoft and Merger Sub.     Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, HiSoft will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, licensors, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise expressly contemplated in this Agreement or as specified in Section 5.2 of the HiSoft Disclosure Schedule, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, HiSoft will not, and will not permit its Subsidiaries to, without the prior written consent of VanceInfo (which consent shall not be unreasonably withheld, delayed or conditioned):

        (a)   amend its memorandum and articles of association (or equivalent constitutional documents);

        (b)   authorize for issuance, issue, sell, create or incur any Lien on, dispose of, transfer, deliver, accelerate the rights under (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital, any other securities convertible into or exercisable or exchangeable for any share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), in each case, with respect to HiSoft or any of its Subsidiaries, except for the issuance of HiSoft Shares as required to be issued upon exercise or settlement of HiSoft Options outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement;

        (c)   (i) other than the Share Consolidation, split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any Wholly-Owned HiSoft Subsidiary to HiSoft or another Wholly-Owned HiSoft Subsidiary; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any other securities convertible or exercisable into or exchangeable for its share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), except (A) the withholding of HiSoft's securities to satisfy Tax obligations with respect to applicable HiSoft Options or (B) the acquisition by HiSoft of its securities in connection with the forfeiture of applicable HiSoft Options or (C) the acquisition by HiSoft of its securities in connection with the net exercise of applicable HiSoft Options in accordance with the terms thereof;

        (d)   adopt any plan of liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization or similar transaction (other than the Merger);

        (e)   except pursuant to a Contract existing on the date of this Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$5,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to HiSoft and its Subsidiaries, taken as a whole, except for guarantees of obligations of Wholly-Owned HiSoft Subsidiaries; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly-Owned HiSoft Subsidiaries and for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business consistent with past practice);

        (f)    except in the ordinary course of business or as may be required by Law, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, restricted stock, stock equivalent (including, without limitation, any performance units, stock appreciation rights or phantom stock), stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired or promoted non-senior employees or the termination of employment agreements or labor contracts with terminated employees, in each case, in the ordinary course of business consistent with past practice), (ii) or except as required under any agreement or plan in effect on the date of this Agreement, increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee (including, without limitation, the granting of stock options or other equity awards), (iii) grant or increase any severance, termination or similar compensation or benefits payable to any director, officer or employee (except with respect to new hires and to non-senior employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice), or (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

        (g)   (i) license, transfer or grant to any Person any material rights to HiSoft Intellectual Property other than in the ordinary course of business consistent with past practice, and (ii) abandon, permit to lapse or otherwise dispose of any material HiSoft Intellectual Property.

        (h)   sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

        (i)    except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles used by it;

        (j)    revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by GAAP;

        (k)   (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisitions exceed US$5,000,000 in the aggregate, (ii) enter into any joint venture, partnership or similar arrangement or (iii) authorize any new capital expenditures, except as specifically budgeted in HiSoft's current plan approved by the HiSoft Board prior to the date of this Agreement that was made available to VanceInfo or that, in the aggregate, would not exceed US$5,000,000;

        (l)    make or revoke any material Tax election, or settle or compromise any material Tax liability, file any material amended Tax Return, surrender any right to claim a material Tax refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes in a material manner;

        (m)  pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

        (n)   waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to HiSoft or any of its Subsidiaries any non-competition, confidentiality, standstill or similar agreement to which HiSoft or any of its Subsidiaries is a party;

        (o)   settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

        (p)   other than in the ordinary course of business consistent with past practice: (i) cancel or modify any HiSoft Material Contract in a manner materially adverse to HiSoft or any of its Subsidiaries or terminate any HiSoft Material Contract, (ii) enter into a new Contract that (A) would be a HiSoft Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any other rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such HiSoft Material Contract or new Contract;

        (q)   mortgage, pledge or grant any Lien (other than Permitted Liens) with respect to any of its assets (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

        (r)   adopt or implement any rights plan or similar takeover defense arrangement;

        (s)   take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law; or

        (t)    take, propose to take, or commit or agree to take, any of the actions described in Section 5.2(a) through Section 5.2(s).

        Section 5.3 Control of Other Party's Business.     Notwithstanding anything to the contrary contained in Sections 5.1 and 5.2, the Parties acknowledge and agree that nothing contained in this Agreement shall give HiSoft, directly or indirectly, the right to control or direct the operations of VanceInfo, or shall give VanceInfo, directly or indirectly, the right to control or direct the operations of HiSoft, prior to the Effective Time. Prior to the Effective Time, each of HiSoft and VanceInfo shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries' respective operations.

  Section 5.4 Access to Information.

        (a)   Subject to applicable Law, between the date of this Agreement and the Effective Time, HiSoft and VanceInfo shall each (and shall cause each of their respective Subsidiaries to) afford to the representatives (including counsel, financial advisors and auditors) of the other Party reasonable access during normal business hours to all of its employees, officers, agents, properties and books and records, and will permit such representatives to make such inspections of such properties and books and records, in each case, as such other party may from time to time reasonably request, and will furnish the other with such financial and operating data and other information with respect to its business, properties and personnel as such other Party may from time to time reasonably request; provided that no investigation pursuant to this Section 5.4(a) shall affect or be deemed to modify any of the representations or warranties made by HiSoft or VanceInfo, as applicable. For the avoidance of doubt, neither HiSoft nor VanceInfo shall be required to provide access to or to disclose information where such access or disclosure would (i) waive the attorney-client privilege of such Party or any of its Subsidiaries (provided that such Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege), (ii) contravene any applicable Law or requirements of Governmental Entities (provided that such Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or requirement) or (iii) breach the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided that such Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure). If any information is withheld by HiSoft or VanceInfo pursuant to the proviso to the preceding sentence, the Party withholding the information shall inform the other Party as to the general nature of what, and pursuant to which clause of the proviso in the preceding sentence such information, is being withheld.

        (b)   Between the date of this Agreement and the Effective Time, HiSoft and VanceInfo shall each furnish to the other, (i) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to management of HiSoft and VanceInfo, respectively, and (ii) at the earliest time they are available, such financial statements as are prepared for the HiSoft SEC Reports and VanceInfo SEC Reports, respectively.

 ARTICLE VI

ADDITIONAL AGREEMENTS

  Section 6.1 Preparation of and Filing of Form F-4 and Proxy Statement/Prospectus.

        (a)   As promptly as practicable after the date of this Agreement, each of HiSoft and VanceInfo shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable joint proxy statement/prospectus relating to the matters to be submitted to the VanceInfo shareholders at the VanceInfo Shareholders Meeting and to the HiSoft shareholders at the HiSoft Shareholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus"), and HiSoft shall, with the assistance of VanceInfo, prepare and cause to be filed with the SEC a registration statement on Form F-4 (of which the Joint Proxy Statement/Prospectus shall form a part) with respect to the HiSoft Shares to be issued in the Merger (such Form F-4 and any amendments or supplement thereto, the "Form F-4"). Each Party shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form F-4 declared effective by the SEC promptly, to keep the Form F-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form F-4 is declared effective by the SEC. Each of HiSoft and VanceInfo shall (i) as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus and the Form F-4 received from the staff of the SEC (ii) provide the other Party with a reasonable opportunity to review the Party's proposed response to such comments and (iii) include in the Party's written response to such comments any comments reasonably proposed by the other Party. Each of HiSoft and VanceInfo shall furnish as promptly as practicable such information concerning such Party and its Affiliates reasonably requested by the other Party in connection with the Joint Proxy Statement/Prospectus, the Form F-4 or other filings required under applicable Law.

        (b)   None of the information supplied or to be supplied by each of HiSoft and VanceInfo for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 or any amendment or supplement thereto is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Joint Proxy Statement/Prospectus will not, at the date of mailing to the HiSoft and VanceInfo shareholders and at the times of the meetings of the HiSoft and VanceInfo shareholders to be held in connection with the Merger and the other transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such Party with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form F-4.

        (c)   If, at any time prior to the Effective Time, any information relating to a Party or any of its Affiliates, directors or officers should be discovered by such Party which should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Form F-4, as applicable, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such Party shall promptly notify the other Party of such information and the other Party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the

Joint Proxy Statement/Prospectus or the Form F-4, as applicable, and any recognized dissemination thereof to the shareholders of each of HiSoft and VanceInfo.

        (d)   Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form F-4 shall be made without the approval of HiSoft and VanceInfo, which approval shall not be unreasonably withheld or delayed; provided that HiSoft, in connection with a HiSoft Change of Recommendation, and VanceInfo, in connection with a VanceInfo Change of Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or the Form F-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect or reflect such change, and in such event, the right of approval set forth in this Section 6.1(d) shall not apply to such Qualifying Amendment; provided further that the right of approval shall continue to apply with respect to such information relating to the other Party or its business, financial condition or results of operations, subject to the right of each Party to have its board of directors' deliberations and conclusions be accurately described. A "Qualifying Amendment" means an amendment or supplement to the proxy statement for HiSoft, the proxy statement for VanceInfo or the Form F-4 (including by incorporation by reference) which effects or reflects a HiSoft Change of Recommendation effected in accordance with Section 6.2(d) or a VanceInfo Change of Recommendation effected in accordance with Section 6.2(c), as the case may be; provided that any such amendment or supplement is limited to (i) a HiSoft Change of Recommendation or a VanceInfo Change of Recommendation, as the case may be, (ii) a discussion of the reasons of the HiSoft Board or the VanceInfo Board, as the case may be, for making such HiSoft Change of Recommendation or VanceInfo Change of Recommendation, as the case may be, and (iii) background information regarding the HiSoft Board's or VanceInfo Board's (as the case may be) deliberations and conclusions relating to the HiSoft Change of Recommendation or VanceInfo Change of Recommendation (as the case may be) or other factual information reasonably related thereto.

        (e)   Each of HiSoft and VanceInfo shall make any necessary filings with respect to the Merger or the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and the rules and regulations thereunder.

        (f)    HiSoft shall use reasonable best efforts to cause any HiSoft ADSs to be issued in connection with the Merger to be approved for listing on The NASDAQ Global Select Market, such listing to be subject to official notice of issuance.

  Section 6.2 Acquisition Proposals.

        (a)   Neither HiSoft nor VanceInfo will, nor will such Party permit any of its Subsidiaries to, nor will such Party authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative (each, a "Representative") of such Party or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal or offer or any other effort or attempt (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or which may reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to such Party or any of its Subsidiaries in connection with, or take any other action to facilitate, any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal, or (iv) propose or agree to do any of the foregoing. Immediately after the execution and delivery of this Agreement, each of HiSoft and VanceInfo will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person (other than another Party to this Agreement) conducted heretofore with respect to any possible Acquisition Proposal, shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of such Party or any of its Subsidiaries to such Person and shall notify each such Person or its Representatives that the Board of Directors of such Party no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal. For the purpose of this Agreement, "Acquisition Proposal" means any proposal or offer made by any Person (other than another Party to this Agreement) regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Party or any of its Subsidiaries, (ii) any acquisition or sale of 10% or more of the consolidated assets (including, without limitation, stock of its Subsidiaries) or businesses of such Party and its Subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership (as defined in Section 13(d) of the Exchange Act) thereof) that, if consummated, would result in any Person (or the shareholders of such Person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving parent entity in such transaction) of any of such Party and any of its Subsidiaries.

        (b)   Each of VanceInfo and HiSoft shall notify the other Party of any Acquisition Proposal received by, any information related to an Acquisition Proposal requested from, or any discussions with or negotiations by, it or any of its Representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of VanceInfo and HiSoft shall provide written notice to the other party of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 24 hours of such event. Each of VanceInfo and HiSoft agrees that it will promptly keep the other Party informed of the status and terms of any such Acquisition Proposal (including whether withdrawn or rejected), the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations, and in any event each of VanceInfo and HiSoft shall provide the other party with written notice of any material development thereto within 24 hours thereof.

        (c)   The VanceInfo Board will not (i) fail to recommend that shareholders of VanceInfo vote in favor of the authorization and approval of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which VanceInfo is a party and the consummation transactions contemplated hereby and thereby (the "VanceInfo Board Recommendation") or fail to include the VanceInfo Board Recommendation in the Joint Proxy Statement/Prospectus or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to HiSoft or Merger Sub, the VanceInfo Board Recommendation (actions described in this clause (ii) referred to as a "VanceInfo Change of Recommendation"). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required VanceInfo Vote is obtained, the VanceInfo Board may effect a VanceInfo Change of Recommendation if the VanceInfo Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors' fiduciary duties under applicable Law; provided, however, that prior to taking such action or announcing the intention to do so: (i) VanceInfo has complied in all material respects with this Section 6.2, (ii) the VanceInfo Board has given HiSoft at least five business days' prior written notice (it being understood that any amendment or modification to any Acquisition Proposal that relates to such proposed action shall require the delivery of a new written notice and a new five business day period) of its intention to take such action and a description of the reasons for taking such action, (iii) if any Acquisition Proposal has been made prior to the date of such written notice, such written notice shall specify the material terms and conditions of such Acquisition Proposal, identify the Person making such Acquisition Proposal and include a copy of any written agreement or proposal relating to such Acquisition Proposal,

(iv) VanceInfo has negotiated, and has caused its Representatives to negotiate, in good faith with HiSoft during such notice period to enable HiSoft to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (v) following the end of such notice period, the VanceInfo Board shall have considered in good faith any revisions to this Agreement proposed in writing by HiSoft and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a VanceInfo Change of Recommendation would constitute a breach of the directors' fiduciary duties under applicable Law. Any disclosure by VanceInfo relating to an Acquisition Proposal with respect to VanceInfo shall be deemed to be a VanceInfo Change of Recommendation unless VanceInfo publicly reaffirms the VanceInfo Board Recommendation within three business days of making such disclosure.

        (d)   The HiSoft Board will not (i) fail to recommend that shareholders of HiSoft vote in favor of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (the "HiSoft Board Recommendation") or fail to include the HiSoft Board Recommendation in the Joint Proxy Statement/Prospectus or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to VanceInfo, the HiSoft Board Recommendation (actions described in this clause (ii) referred to as a "HiSoft Change of Recommendation"). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required HiSoft Vote is obtained, the HiSoft Board may effect a HiSoft Change of Recommendation if the HiSoft Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors' fiduciary duties under applicable Law; provided, however, that prior to taking such action or announcing the intention to do so, (i) HiSoft has complied in all material respects with this Section 6.2, (ii) the HiSoft Board has given VanceInfo at least five business days' prior written notice (it being understood that any amendment or modification to any Acquisition Proposal that relates to such proposed action shall require the delivery of a new written notice and a new five business day period) of its intention to take such action and a description of the reasons for taking such action, (iii) if any Acquisition Proposal has been made prior to the date of such written notice, such written notice shall specify the material terms and conditions of such Acquisition Proposal, identify the Person making such Acquisition Proposal and include a copy of any written agreement or proposal relating to such Acquisition Proposal, (iv) HiSoft has negotiated, and has caused its Representatives to negotiate, in good faith with VanceInfo during such notice period to enable HiSoft to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (v) following the end of such notice period, the HiSoft Board shall have considered in good faith any revisions to this Agreement proposed in writing by VanceInfo and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a HiSoft Change of Recommendation would constitute a breach of the directors' fiduciary duties under applicable Law. Any disclosure by HiSoft relating to an Acquisition Proposal with respect to HiSoft shall be deemed to be a HiSoft Change of Recommendation unless HiSoft publicly reaffirms the HiSoft Board Recommendation within three business days of making such disclosure.

        (e)   Nothing in this Section 6.2 shall (i) permit VanceInfo or HiSoft to terminate this Agreement, (ii) release VanceInfo from its obligation to hold the VanceInfo Shareholders Meeting pursuant to Section 6.3(a) or release HiSoft from its obligation to hold the HiSoft Shareholders Meeting pursuant to Section 6.3(b), (iii) permit HiSoft or VanceInfo to submit (or propose to submit) any Acquisition Proposal to a vote of its shareholders, or (iv) affect any other obligations of HiSoft or VanceInfo under this Agreement. In addition, nothing contained in this Section 6.2 shall prohibit either HiSoft or VanceInfo from complying with Rule 14a-9, Rule14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making (after consultation with outside legal counsel) any other disclosures that are required by applicable Law (it being understood that if any such statements or disclosures constitute a HiSoft Change of Recommendation or VanceInfo Change of

Recommendation, as applicable, HiSoft or VanceInfo, as applicable, shall be required to comply with this Section 6.2 with respect thereto).

        (f)    For the purposes of this Section 6.2, "person" shall be deemed to include any "group" as determined in accordance with section 13(d)(3) of the Exchange Act, and "beneficial ownership" shall have the meaning provided in section 13(d) of the Exchange Act..

  Section 6.3 Shareholders Meetings.

        (a)   VanceInfo shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to (a) cause an annual or extraordinary general meeting of its shareholders (the "VanceInfo Shareholders Meeting") to be duly called and held as soon as practicable after the SEC declares the Form F-4 effective for the purpose of voting on the authorization and approval by way of special resolution of this Agreement, the Merger and the Plan of Merger and (b) solicit proxies from its shareholders to obtain the Required VanceInfo Vote for such authorization and approval. The VanceInfo Board shall, subject to Section 6.2(b) and Section 6.1(d), include the VanceInfo Board Recommendation in the Joint Proxy Statement/Prospectus.

        (b)   HiSoft shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to (a) cause an annual or extraordinary general meeting of its shareholders (the "HiSoft Shareholders Meeting") to be duly called and held as soon as practicable after the SEC declares the Form F-4 effective for the purpose of voting on the authorization and approval of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance and (b) solicit proxies from its shareholders to obtain the Required HiSoft Vote for such authorization and approval. The HiSoft Board shall, subject to Section 6.2(b) and Section 6.1(d), include the HiSoft Board Recommendation in the Joint Proxy Statement/Prospectus.

  Section 6.4 Reasonable Best Efforts.

        (a)   Subject to the terms and conditions of this Agreement, and subject at all times to each Party's and its directors' duty to act in a manner consistent with their fiduciary duties, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including preparing, executing and filing, in consultation with the other Party, promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations from such third parties or Governmental Entities that the Parties mutually agree are necessary or advisable to be obtained in order to consummate the Merger and the other transactions contemplated by this Agreement.

        (b)   In furtherance and not in limitation of the covenants of the Parties contained in Section 6.4(a), each Party hereto agrees to (i) make, as promptly as practicable after the date of this Agreement, within the time periods specified therein, appropriate filings with each relevant Governmental Entity with jurisdiction over enforcement of any Applicable Antitrust Laws that the Parties mutually agree are necessary or advisable to be obtained in order to consummate the Merger and the other transactions contemplated by this Agreement and (ii) to supply as promptly as practicable any non-privileged information and documentary material that may be requested pursuant to any such Applicable Antitrust Laws or by any such Governmental Entity that the Parties mutually agree are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and to use reasonable best efforts to obtain all such consents, waivers, orders, approvals, permits, rulings, authorizations and clearances under such Applicable Antitrust Laws or from such Governmental Entity (in each case, as agreed by the Parties).

        (c)   Notwithstanding anything in this Agreement to the contrary, neither Party nor their respective Subsidiaries shall, without the prior written consent of the other Party (not to be unreasonably withheld, delayed or conditioned), publicly or before any Governmental Entity other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation.

        Section 6.5 Public Announcements.     The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by HiSoft and VanceInfo. Thereafter, each of HiSoft and VanceInfo will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other Party (such approval not to be unreasonably withheld or delayed), except as expressly required by this Agreement, or as may be required by Law or by any applicable listing agreement with or rules of a securities exchange, as reasonably determined by HiSoft or VanceInfo, as the case may be.

  Section 6.6 Indemnification; Directors' and Officers' Insurance.

        (a)   Each of HiSoft and the Surviving Corporation agrees that, from and after the Effective Time, it will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of VanceInfo or its Subsidiaries (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties' service as a director or officer of VanceInfo or its Subsidiaries or services performed by such persons at the request of VanceInfo or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The memorandum of association and articles of association of the Surviving Corporation will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of VanceInfo as those contained in the memorandum and articles of association of VanceInfo as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

        (b)   For a period of six (6) years after the Effective Time, HiSoft shall cause the Surviving Corporation to maintain VanceInfo's existing policies of directors' and officers' liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or HiSoft may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to HiSoft not greater than 250% of the annual premium (such 250% threshold, the "Maximum Premium") for the current directors' and officers' liability insurance policies as set forth in Section 6.6 of the VanceInfo Disclosure Schedule; provided that, if such insurance cannot be so maintained or obtained at such cost, HiSoft shall maintain policies of insurance which in HiSoft's good faith determination, provide the maximum coverage reasonably obtainable at an annual premium amount not in excess of the Maximum Premium.

        (c)   If HiSoft or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of HiSoft or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6.

        (d)   The provisions of this Section 6.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.6.

        Section 6.7 Notification of Certain Matters.     VanceInfo shall, upon obtaining knowledge of any of the following, give prompt notice to HiSoft, and HiSoft shall, upon obtaining knowledge of any of the following, give prompt notice to VanceInfo, of (i) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of any Party to effect the transactions contemplated hereby not to be satisfied, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any Proceedings (or communications indicating that the same may be contemplated) commenced or threatened against VanceInfo, HiSoft or any of their respective Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.10 or Section 4.10, or which relate to the consummation of the Merger or the other transactions contemplated hereby, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (v) any event or occurrence that has, or would reasonably be expected to have, a VanceInfo Material Adverse Effect or a HiSoft Material Adverse Effect, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure such breach or non-compliance, be deemed to amend or supplement the VanceInfo Disclosure Schedule or the HiSoft Disclosure Schedule, or limit or otherwise affect the remedies available hereunder to the Party receiving such notice. This Section 6.7 shall not constitute a covenant or agreement for the purposes of Section 7.2(c) or Section 7.3(c).

        Section 6.8 Fees and Expenses.     Subject to Section 8.5(b), Section 8.5(c) and Section 8.5(f), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the Party incurring such Expenses. As used in this Agreement, "Expenses" includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses (excluding each Party's internal costs and fees and expenses of counsel, accountants, investment bankers, experts and consultants to such Party) incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and the Form F-4 and filing fees to Governmental Entities pursuant to any Applicable Antitrust Laws shall be shared equally by HiSoft and VanceInfo.

        Section 6.9 Delisting of Stock.     HiSoft and VanceInfo shall use reasonable efforts to cause VanceInfo Shares to be delisted from The New York Stock Exchange and VanceInfo to be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

        Section 6.10 Anti-Takeover Statutes.     If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of HiSoft and VanceInfo shall use their respective reasonable best efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.

         Section 6.11 Resignations.     To the extent requested by HiSoft in writing at least three business days prior to the Closing, on the Closing Date, VanceInfo shall cause to be delivered to HiSoft duly signed resignations, effective as of the Effective Time, of the directors and officers of VanceInfo and the Subsidiaries as requested by HiSoft.

  Section 6.12 Governance Matters.

        (a)   Immediately following the Effective Time, the HiSoft Board shall consist of (i) four directors selected by HiSoft (the "HiSoft Directors"), and (ii) four directors selected by VanceInfo (the "VanceInfo Directors" and, together with the HiSoft Directors, the "Post Effective Time Directors"). The Post Effective Time Directors shall agree, prior to the Effective Time, to take all such actions as are necessary, at or immediately following the Effective Time, to ensure that the anticipated order of retirement by rotation of the HiSoft Directors and the VanceInfo Directors shall be consistent with the principle that there shall be an equal number of HiSoft Directors and VanceInfo Directors. If at any time prior to the Effective Time, any board designee becomes unable or unwilling to serve as a director of HiSoft at the Effective Time, then the Party that designated such individual shall designate another individual to serve in such individual's place.

        (b)   At or prior to the Effective Time, the HiSoft Board shall take such actions as are necessary to appoint Tiak Koon Loh as Chief Executive Officer of HiSoft, effective as of the Effective Time. At or prior to the Effective Time, the HiSoft Board shall take such actions as are necessary to appoint Chris Shuning Chen as Non-Executive Chairman of the HiSoft Board, effective as of the Effective Time. In the event that either Mr. Loh or Mr. Chen is or will be unable to serve in his designated position beginning as of the Effective Time, either as notified in writing to the Parties by such individual prior to the Effective Time or as a result of such individual's death or disability, then the individual to replace Mr. Loh or Mr. Chen, as the case may be (in either case, the "Successor"), shall be determined by the joint agreement of HiSoft and VanceInfo, each of which shall cooperate in good faith with the other and use its reasonable best efforts to identify, as promptly as practicable and, in any event, prior to the Effective Time, the appropriate Successor.

        Section 6.13 VanceInfo Corporate Structure Matters.     VanceInfo shall take all steps necessary and appropriate to cause the changes of directors, officers and governing documents for any of VanceInfo's Subsidiaries upon the reasonable request of HiSoft on or prior to the Closing, such changes to be effective as of the Effective Time.

  Section 6.14 Transition Management Committee.

        (a)   Subject to applicable Law, between the date hereof and the Effective Time and the termination of this Agreement in accordance with Article VIII, VanceInfo and HiSoft shall form a transition management committee that shall be comprised of Mr. Chris Shuning Chen from VanceInfo and Mr. Tiak Koon Loh from HiSoft (the "Transition Management Committee"). Each member of the Transition Management Committee will report directly to the board of directors of the company that selected such person.

        (b)   The Transition Management Committee is intended to support the efforts of the Parties to this Agreement in planning and supporting implementation of the integration of the businesses of VanceInfo and HiSoft and their respective Subsidiaries, subject to applicable Law, including carrying out the following responsibilities:

            (i)  acting as a locus of discussion concerning matters relating to transition planning, including employee matters and business matters;

           (ii)  discussing the establishment of a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted equity of HiSoft following the Closing to be allocated to key executives of the combined company, subject to approval by the compensation committee of the combined company following Closing;

          (iii)  determining any necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to, among other matters, ensure consistency with respect to material terms and conditions of such plans, subject to approval by the compensation committee of the combined company following the Closing; and

          (iv)  coordinating the communications, public relations and investor relations strategy regarding the Merger and the other transactions contemplated by this Agreement.

        (c)   Subject to applicable Law, each of the Parties will consider in good faith and use its commercially reasonable efforts to cooperate with the Transition Management Committee to support its efforts in the areas of its responsibility. Any action or request by the Transition Management Committee shall be unanimously approved in writing by each member of the Transition Management Committee.

  Section 6.15 HiSoft Corporate Matters and Share Consolidation.

        (a)   HiSoft and VanceInfo agree that, subject to an affirmative vote of two-thirds of votes cast by the holders of HiSoft Shares voting in person or by proxy in favor of the Articles Amendments being obtained at the HiSoft Shareholders Meeting, the name of HiSoft shall be changed, effective as of the Effective Time, to a new name in English to be mutually agreed by the Parties, and in Chinese.

        (b)   Each of HiSoft and VanceInfo agree that the corporate headquarters of HiSoft will be located in Beijing following the Closing.

        (c)   HiSoft shall take all steps necessary and appropriate to conduct the Share Consolidation, to be effective immediately prior to the Effective Time, pursuant to which every 13.9482 issued and unissued common shares of par value US$0.0001 per share in the share capital of HiSoft shall be consolidated into one (1) common share of par value US$0.00139482 per share (with any fractional shares being rounded up to the nearest whole number of shares), subject to the required affirmative vote in favor of the Share Consolidation being obtained at the HiSoft Shareholders Meeting and all other conditions to Closing contained in Article VII having been satisfied or waived by the applicable Party.

        (d)   HiSoft shall take all steps necessary and appropriate, including amending the HiSoft Deposit Agreement or the form of American Depositary Receipt attached thereto, as applicable, to reduce the number of common shares of HiSoft represented by each HiSoft ADS from 19 to 1 (the "ADS Adjustment"), to be effective immediately prior to the Effective Time, subject to the required affirmative vote in favor of the Share Consolidation being obtained at the HiSoft Shareholders Meeting and all other conditions to Closing contained in Article VII having been satisfied or waived by the applicable Party.

        Section 6.16 Participation in Litigation.     Prior to the Effective Time, HiSoft shall give prompt notice to VanceInfo, and VanceInfo shall give prompt notice to HiSoft, of any actions, suits, claims or proceedings commenced or, to such Party's knowledge threatened against such Party which relate to this Agreement and the transactions contemplated hereby. Each of HiSoft and VanceInfo shall give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation against such other Party and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without the other Party's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

         Section 6.17 Tax Treatment.     For United States federal income Tax purposes, the Parties intend, and shall use reasonable best efforts to cause, the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code, and the exchange of VanceInfo Shares and VanceInfo ADSs for the Merger Consideration pursuant to Section 2.1 to be treated as an exchange described in Section 354(a) of the Code. The parties hereto shall comply with all tax filing requirements under Sections 368 and 354 of the Code and shall not make any tax filing that is inconsistent with the foregoing intent. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g) and Treasury Regulation Section 1.368-3(a). HiSoft agrees to use commercially reasonable efforts to provide to any VanceInfo Shareholder who is entering into or has entered into a gain recognition agreement under Section 1.367(a)-8 of the Treasury Regulations (a "GRA") and has so notified HiSoft in writing with all information necessary for such shareholder to comply with the requirements of such GRA, including information as to any subsequent disposition of any property that would require the recognition of gain by the shareholder under such GRA, as required by Section 1.367(a)-8(c)(2)(iv).

        Section 6.18 S-8 Registration.     As soon as reasonably practicable after the Closing Date, HiSoft agrees to (a) file with the SEC a registration statement on Form S-8, if available for use by HiSoft, registering that number of shares of HiSoft Shares equal to the number of HiSoft Shares issuable upon the exercise of all VanceInfo Options and VanceInfo RSUs assumed by HiSoft pursuant to Sections 2.2(a) and (b), respectively, hereof that are eligible to registered on Form S-8, and (b) issue a prospectus for the VanceInfo Share Incentive Plans (in accordance with the relevant requirements of all applicable securities laws) to each holder of a VanceInfo Option or VanceInfo RSU. HiSoft shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any assumed VanceInfo Option or VanceInfo RSU remains outstanding.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        Section 7.1 Conditions to Each Party's Obligations to Effect the Merger.     The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

        (a)   The Required VanceInfo Vote and the Required HiSoft Vote shall have been obtained.

        (b)   The Form F-4 shall have become effective under the Securities Act, and shall not be the subject of any stop order, or any proceedings to seek a stop order, suspending the effectiveness of the Form F-4.

        (c)   The HiSoft ADSs issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

        (d)   The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or waiting periods required from, any Governmental Entity listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule shall have been filed, have occurred or been obtained, as applicable (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), and all such Requisite Regulatory Approvals shall be in full force and effect.

        (e)   No Governmental Entity of competent jurisdiction other than those listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule, or as may be mutually agreed by the Parties, as applicable, shall have issued or enforced any executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

         Section 7.2 Conditions to the Obligations of HiSoft and Merger Sub.     The obligation of HiSoft and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by HiSoft to the extent permitted by applicable Law:

        (a)   Each of the representations and warranties of VanceInfo set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date)

        (b)   Each of the other representations and warranties of VanceInfo set forth in this Agreement (read without any materiality or VanceInfo Material Adverse Effect qualifications, other than the representation set forth in Section 3.8(a) which shall be read giving effect to the VanceInfo Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a VanceInfo Material Adverse Effect.

        (c)   VanceInfo shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

        (d)   VanceInfo shall have delivered to HiSoft a certificate, dated as of the Effective Time, signed by an executive officer of VanceInfo, certifying as to the fulfillment of the conditions specified in Section 7.2(a) through (c) above.

        Section 7.3 Conditions to the Obligations of VanceInfo.     The obligation of VanceInfo to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by VanceInfo to the extent permitted by applicable Law:

        (a)   Each of the representations and warranties of HiSoft and Merger Sub set forth in Sections 4.2(a), 4.2(b), 4.2(c), 4.2(d) and 4.2(e) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date)

        (b)   Each of the other representations and warranties of HiSoft set forth in this Agreement (read without any materiality or HiSoft Material Adverse Effect qualifications, other than the representation set forth in Section 4.8(a) which shall be read giving effect to the HiSoft Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a HiSoft Material Adverse Effect.

        (c)   HiSoft and Merger Sub shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

        (d)   HiSoft shall have delivered to VanceInfo a certificate, dated as of the Effective Time, signed by a designated director of HiSoft and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a) through (c) above.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

        Section 8.1 Termination by Mutual Agreement.     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required VanceInfo Vote and the Required HiSoft Vote, by mutual written consent of VanceInfo and HiSoft.

        Section 8.2 Termination by Either HiSoft or VanceInfo.     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either HiSoft or VanceInfo upon written notice to the other Party if:

        (a)   the Merger shall not have been consummated by February 10, 2013 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to a willful and material breach or failure of such Party to perform any of its obligations under this Agreement;

        (b)   if any Governmental Entity of competent jurisdiction listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule shall have denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued a Judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Judgment has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to a Party if the issuance of such final and non-appealable order was primarily due to a willful and material breach or failure of such Party to perform any of its obligations under this Agreement;

        (c)   the Required VanceInfo Vote is not obtained at the VanceInfo Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon; or

        (d)   the Required HiSoft Vote is not obtained at the HiSoft Shareholders Meeting or any adjournment thereof at which the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance have been voted upon.

        Section 8.3 Termination by HiSoft.     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by HiSoft upon written notice to VanceInfo if:

        (a)   the representations and warranties of VanceInfo shall not be true and correct or VanceInfo shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 45 days following receipt by VanceInfo of written notice from HiSoft indicating such failure to be so true and correct or such breach or failure to perform and stating HiSoft's intention to terminate this Agreement pursuant to this Section 8.3(a) as a result thereof (or, if earlier, the Termination Date); provided, that HiSoft shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder and such breach would result in any condition to Closing set forth in Section 7.3 not being satisfied;

        (b)   (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) HiSoft has confirmed by notice to VanceInfo that all conditions set forth in Section 7.2 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.2 and (iii) VanceInfo fails to consummate the Merger within three business days following the date the Closing should have occurred pursuant to Section 1.3; or

        (c)   in the event VanceInfo fails to make the VanceInfo Board Recommendation in accordance with Section 6.2(c) or in the event of a VanceInfo Change of Recommendation.

        Section 8.4 Termination by VanceInfo.     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by VanceInfo upon written notice to HiSoft if:

        (a)   the representations and warranties of HiSoft or Merger Sub shall not be true and correct or HiSoft or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 45 days following receipt by HiSoft and Merger Sub of written notice from VanceInfo indicating such failure to be so true and correct or such breach or failure to perform and stating VanceInfo's intention to terminate this Agreement pursuant to this Section 8.4(a) as a result thereof (or, if earlier, the Termination Date); provided, that VanceInfo shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.2 not being satisfied;

        (b)   if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) VanceInfo has confirmed by notice to HiSoft that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) HiSoft or Merger Sub fail to consummate the Merger within three business days following the date the Closing should have occurred pursuant to Section 1.3; or

        (c)   in the event HiSoft fails to make the HiSoft Board Recommendation in accordance with Section 6.2(d) or in the event of a HiSoft Change of Recommendation.

  Section 8.5 Effect of Termination and Abandonment.

        (a)   In the event of a valid termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability on the part of any Party hereto (or of any of its Representatives); provided, however, that (i) this Section 8.5, Section 6.8 and Article IX (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for fraud or any willful and material breach of this Agreement prior to such termination. No Party claiming that any such breach occurred will have any duty or otherwise be obligated to mitigate any damages arising out of or resulting from such breach.

        (b)   In the event that this Agreement is terminated under any of the circumstances described below in clause (i) below, VanceInfo shall be required to pay the Termination Fee to HiSoft in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination. In the event this Agreement is terminated under any of the circumstances described in clause (ii) below, VanceInfo shall be required to pay the Termination Fee to HiSoft in cash in same-day funds as promptly as possible (but in any event within two business days) after the signing of any definitive agreement referred to in subclause (C) of clause (ii) below. The Parties acknowledge and agree that in no event shall VanceInfo be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.

            (i)  This Agreement is terminated (A) by HiSoft pursuant to Section 8.3(c), (B) by HiSoft pursuant to Section 8.3(b), (C) by HiSoft pursuant to Section 8.3(a) as a result of a willful and material breach by VanceInfo of Section 6.2 or Section 6.3(a) or (D) except in circumstances covered by Section 8.5(b)(ii) below, by either HiSoft or VanceInfo pursuant to Section 8.2(c).

           (ii)  (A) This Agreement is terminated (x) by either HiSoft or VanceInfo pursuant to Section 8.2(a), (y) by HiSoft pursuant to Section 8.3(a) (other than in circumstances addressed in Section 8.5(b)(i)(C) above) or (z) by either HiSoft or VanceInfo pursuant to Section 8.2(c), (B) at any time after the date of this Agreement and prior to such termination, an Acquisition Proposal with respect to VanceInfo shall have been publicly announced or otherwise communicated to the senior management of VanceInfo or the VanceInfo Board, and (C) within twelve months after the date of such termination of this Agreement, VanceInfo consummates any Acquisition Proposal.

        (c)   In the event that this Agreement is terminated under any of the circumstances described in clause (i) below, HiSoft shall be required to pay the Termination Fee to VanceInfo in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination. In the event this Agreement is terminated under any of the circumstances described in clause (ii) below, HiSoft shall be required to pay the Termination Fee to VanceInfo in cash in same-day funds as promptly as possible (but in any event within two business days) after the signing of any definitive agreement referred to in subclause (C) of clause (ii) below. The Parties acknowledge and agree that in no event shall HiSoft be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.

            (i)  This Agreement is terminated (A) by VanceInfo pursuant to Section 8.4(c), (B) by VanceInfo pursuant to Section 8.4(b), (C) by VanceInfo pursuant to Section 8.4(a) as a result of a willful and material breach by HiSoft of Section 6.2 or Section 6.3(b), or (D) except in circumstances covered by Section 8.5(c)(ii) below, by either VanceInfo or HiSoft pursuant to Section 8.2(d).

           (ii)  (A) This Agreement is terminated (x) by either VanceInfo or HiSoft pursuant to Section 8.2(a), (y) by VanceInfo pursuant to Section 8.4(a) (other than in circumstances addressed in Section 8.5(c)(i)(C) above) or (z) by either VanceInfo or HiSoft pursuant to Section 8.2(d), (B) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal with respect to HiSoft shall have been publicly announced or otherwise communicated to the senior management of HiSoft or the HiSoft Board, and (C) within twelve months after the date of such termination, HiSoft consummates any Acquisition Proposal.

        (d)   For purposes of paragraphs (b) and (c) of this Section 8.5, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 6.2(a) except that the references to "10% or more" in the definition of "Acquisition Proposal" shall be deemed to be references to "35% or more".

        (e)   The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, payment of the Termination Fee, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which VanceInfo, on the one hand, or HiSoft, on the other hand, as the case may be, would otherwise be entitled to assert against HiSoft, on the one hand, or VanceInfo, on the other hand, as the case may be, or their respective assets, or against any of their respective employees or equity holders (without limiting any claims otherwise available to (i) VanceInfo against the applicable HiSoft Voting Shareholders pursuant to the applicable HiSoft

Voting Agreements or (ii) HiSoft against the VanceInfo Voting Shareholders pursuant to the terms of the VanceInfo Voting Agreement) or any other HiSoft Related Party or VanceInfo Related Party, as the case may be, with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement and is not a penalty, and (B) shall be the sole and exclusive remedy and in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement; provided, however, that nothing in this Section 8.5(e) shall limit the rights of HiSoft, Merger Sub or VanceInfo under Section 9.8 prior to any termination of this Agreement. Upon the payment of the Termination Fee under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, VanceInfo or HiSoft, as the case may be, shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

        (f)    Each of the Parties acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not have entered into this Agreement.

ARTICLE IX

MISCELLANEOUS

        Section 9.1 Nonsurvival of Representations and Warranties.     None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive after the Effective Time. None of the covenants and agreements in this Agreement shall survive after the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of VanceInfo, HiSoft and Merger Sub contained in Article II and those other covenants and agreements of the Parties which by their terms apply or contemplate performance after the Effective Time.

        Section 9.2 Entire Agreement; Assignment.     This Agreement (including the VanceInfo Disclosure Schedule, the HiSoft Disclosure Schedule and other exhibits and annexes thereto) and the other Transaction Agreements, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Wholly-Owned HiSoft Subsidiary, but no such assignment shall relieve HiSoft or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

        Section 9.3 Notices.     All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving Party, or on the next business day if sent after 5 p.m. local time of the receiving Party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one business day by dispatch pursuant to one of the other methods described herein), or overnight courier (with proof of delivery) to a Party at the following address for such Party:

        if to HiSoft or to Merger Sub, to:

  HiSoft Technology International Limited
  Building C-4, No. 66 Xixiaokou Road, Haidian District
  Beijing 100192, People's Republic of China
  Attention: Ross Warner
  Facsimile: + (86) 411-84791350
  Email: investor_relations@hisoft.com

        with a copy to (which shall not constitute notice):

  Simpson Thacher & Bartlett
  35/F, ICBC Tower
  3 Garden Road, Central
  Hong Kong
  Attention: Kathryn King Sudol, Esq.
  Facsimile: +1 (212) 455-2502
  Email: ksudol@stblaw.com

        if to VanceInfo, to:

  VanceInfo Technologies Inc.

  3/F Building 8, Zhongguancun Software Park, Haidian District
  Beijing 100193, People's Republic of China
  Attention: Sidney Xuande Huang
  Facsimile: + (86)10-8282-5058
  Email: ir@vanceinfo.com

        with a copy to (which shall not constitute notice):

  Orrick, Herrington & Sutcliffe LLP
  47/F Park Place
  1601 Nanjing Road West
  Shanghai, 200040
  People's Republic of China
  Attention: Jeffrey Sun, Esq.
  Facsimile: +86 21 6109 7022
  Email: jeffrey.sun@orrick.com

        and

  Orrick, Herrington & Sutcliffe LLP
  The Orrick Building
  405 Howard Street
  San Francisco, CA 94105
  USA Attention: Richard V. Smith, Esq.
  Facsimile: +1-415-773-5759
  Email: rsmith@orrick.com

        or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding business day in the place of receipt.

  Section 9.4 Governing Law; Jurisdiction; Waiver of Jury Trial.

        (a)   This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York, except that the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in VanceInfo, the cancellation of VanceInfo Shares in consideration of the issue of HiSoft Shares, the fiduciary or other duties of the VanceInfo Board and the HiSoft Board; and the internal corporate affairs of VanceInfo and HiSoft. Except as provided in the prior sentence, any Proceeding (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, including any Proceeding against any VanceInfo Related Party or HiSoft Related Party, shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 9.4(a). Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement or any of the other Transaction Agreements will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 9.4 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

        (b)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.4(b).

        Section 9.5 Descriptive Headings.     The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        Section 9.6 No Third Party Beneficiaries.     Except as expressly set forth in Section 6.6, this Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The rights granted under this Agreement to VanceInfo shall be enforceable solely by VanceInfo in its sole and absolute discretion (and VanceInfo shall have the sole right to enforce any such rights and pursue any damages or other relief related to this Agreement or any of the transactions contemplated hereby on behalf of holders of VanceInfo Shares and VanceInfo ADSs), and the rights granted under this Agreement to HiSoft shall be enforceable solely by HiSoft in its sole and absolute discretion (and HiSoft shall have the sole right to enforce any such rights and pursue any damages or other relief related to this Agreement or any of the transactions contemplated hereby on behalf of holders of HiSoft Shares and HiSoft ADSs).

        Section 9.7 Severability.     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        Section 9.8 Specific Performance.     Each of the Parties acknowledges and agrees that, in the event of any breach of, or any failure to perform, any specific provision of this Agreement prior to or at the Effective Time, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that each of the Parties shall (i) be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of any specific provision of this Agreement or to obtain injunctive relief to prevent breaches of any specific provision of this Agreement, (ii) waive, in any action against it for specific performance or injunctive relief, the defense of the adequacy of a remedy at law, and (iii) waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance or injunctive relief. For the avoidance of doubt, each of Parties shall be entitled to enforce specifically the terms and provisions of this Agreement to prevent breaches of or enforce compliance with all the agreements and covenants contained in this agreement, including those agreements and covenants of the other Party or Parties that require the other Party or Parties to (x) use its or their reasonable best efforts to cause the Closing to occur as soon as practicable and (y) effect the Merger. A Party's pursuit of specific performance or injunctive relief at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such Party in the case of a breach of this Agreement.

        Section 9.9 Amendment.     This Agreement may be amended by action taken by VanceInfo, HiSoft and Merger Sub at any time before or after approval of the Merger by the earlier of the Required VanceInfo Vote or the Required HiSoft Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties.

        Section 9.10 Extension; Waiver.     At any time prior to the Effective Time, each Party hereto (for these purposes, HiSoft and Merger Sub shall together be deemed one Party and VanceInfo shall be deemed the other Party) may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other Party with any of the agreements or conditions contained herein.

Any agreement on the part of either Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of either Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

  Section 9.11 Interpretation.

        (a)   The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be "written" for purposes of this Agreement.

        (b)   The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

        Section 9.12 Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures transmitted by facsimile or other electronic transmission (including PDF) shall be accepted as originals for all purposes of this Agreement.

  Section 9.13 Certain Definitions

        (a)   "Affiliate" means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

        (b)   "Applicable Antitrust Laws" means any Laws, orders or decrees of any Governmental Entity of competent jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through any merger or acquisition.

        (c)   "business day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

        (d)   "ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as amended.

        (e)   "Governmental Entity" means any supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, whether domestic or foreign.

        (f)    "HiSoft Employees" means the current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of HiSoft or any Subsidiary of HiSoft.

        (g)   "HiSoft Intellectual Property" means HiSoft Owned Intellectual Property and HiSoft Licensed Intellectual Property.

        (h)   "HiSoft IP Agreements" means all (i) licenses of Intellectual Property to HiSoft and its Subsidiaries, (ii) licenses of Intellectual Property by HiSoft or any of its Subsidiaries to third parties and (iii) agreements restricting the right of HiSoft or its Subsidiaries, or pursuant to which HiSoft or its Subsidiaries permit other Persons, to use or register Intellectual Property.

        (i)    "HiSoft Licensed Intellectual Property" means all Intellectual Property owned by third parties and licensed to HiSoft and any of its Subsidiaries pursuant to HiSoft IP Agreements.

        (j)    "HiSoft Material Adverse Effect" means any change, circumstance, event, effect or occurrence that, individually or in the aggregate with all other changes, circumstances, events, effects or occurrences, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of HiSoft and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, other than in the case of clause (i) any change, circumstance, event, effect or occurrence occurring after the date of this Agreement to the extent resulting from: (A) changes generally affecting the industry in which HiSoft and its Subsidiaries operate; (B) changes in general economic conditions, financial or capital markets in the PRC, the United States or any other jurisdiction in which HiSoft or any of its Subsidiaries has substantial business operations, including changes in interest or exchange rates; (C) changes in Law or in generally accepted accounting principles or in accounting standards; (D) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (E) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events; (F) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, licensors, suppliers, distributors, partners or employees of HiSoft and its Subsidiaries to the extent due to the announcement and performance of this Agreement or the identity of VanceInfo, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than in respect of Section 4.4); (G) any decline in the market price, or change in trading volume, of the HiSoft ADSs; or (H) any failure to meet any internal or public projections, forecasts, or guidance (it being understood that the facts of occurrences giving rise to such decline or failure referred to in clauses (G) and (H), respectively, may be taken into account in determining whether there has been a HiSoft Material Adverse Effect); provided, however, that any change, circumstance, event, effect or occurrence referred to in clauses (A), (B) or (C) does not adversely affect HiSoft and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which HiSoft and its Subsidiaries operate.

        (k)   "HiSoft Option" means an option to purchase HiSoft Shares granted under the HiSoft Share Incentive Plans.

        (l)    "HiSoft Owned Intellectual Property" means all Intellectual Property owned or purported to be owned by HiSoft or its Subsidiaries.

        (m)  "HiSoft Material Contracts" means:

            (i)  any Contract that would be required to be filed or furnished by HiSoft pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

           (ii)  any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement or the sharing or allocation of any profits or revenues;

          (iii)  any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of HiSoft (by merger, purchase or sale of assets or stock or otherwise);

          (iv)  any Contract with any Governmental Entity;

           (v)  any Contract involving the payment or receipt of amounts by HiSoft or its Subsidiaries of more than US$1,000,000 (other than any Contract referenced in clause (vi) below);

          (vi)  any master service agreement or similar Contract, between HiSoft or any of its Subsidiaries, on one hand, and any of the top five customers of HiSoft for the financial year ended December 31, 2011, on the other;

         (vii)  any Contract relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

        (viii)  any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of HiSoft or any of its Subsidiaries to compete in any geographic area, industry or line of business or with respect to any specific customer or vendor or type of customer or vendor, or that contain "most-favored nations" provisions for the benefit of any third party;

          (ix)  any Contract that contains a put, call or similar right pursuant to which HiSoft or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person;

           (x)  any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of HiSoft or any of its Subsidiaries, (B) pledging of share capital of HiSoft or any of its Subsidiaries or (C) issuance of any guaranty by HiSoft or any of its Subsidiaries; or

          (xi)  any HiSoft IP Agreements other than agreements for Off-the-Shelf Software;

in each case, to which HiSoft or its Subsidiaries is a party or by which any of HiSoft's or its Subsidiaries' properties or assets are bound and, with respect to subclauses (ii) through (iv) and subclauses (viii) through (xi), is material to HiSoft and its Subsidiaries, taken as a whole.

        (n)   "HiSoft Related Party" means HiSoft and its former, current and future general or limited partners, shareholders, managers, members, agents, directors, officers, employees and Affiliates.

        (o)   "HiSoft Restricted Stock Award" means a non-vested or restricted common share of HiSoft granted under the HiSoft Share Incentive Plans.

        (p)   "HiSoft Share Incentive Plans" means the Amended and Restated 2005 Share Incentive Plan of HiSoft and the 2011 Equity Incentive Plan of HiSoft.

        (q)   "HiSoft Voting Shareholders" means (i) Tiak Koon Loh and (ii) Granite Global Ventures L.P., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

        (r)   "Intellectual Property" means in any and all jurisdictions worldwide, all (i) patents, statutory invention registrations and invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, (iv) confidential and proprietary information, including trade secrets and confidential and proprietary know-how, inventions, processes, models and methodologies, (v) rights of publicity, privacy and rights to personal information, (vi) registrations, applications, and renewals for any of the foregoing in (i)-(v), and (vii) all rights in the foregoing and in other similar intangible assets.

        (s)   "IT Assets" means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

        (t)    "know" or "knowledge" means, with respect to any Party, the knowledge of such Party's executive officers after reasonable inquiry.

        (u)   "Law" means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity.

        (v)   "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest, option, charge, restriction, third party right or interest or other or encumbrance of any kind in respect of such asset.

        (w)  "Off-the-Shelf Software" means, with respect to any Person, all Software that is commercially available off-the-shelf Software that (i) has not been modified or customized for such Person, and (ii) is licensed to such Person for a one-time or annual fee of US$10,000 or less.

        (x)   "Permitted Liens" means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests arising or incurred in the ordinary course of business in respect of amounts that are not yet due and payable; (iii) Liens securing indebtedness or liabilities that are reflected in the VanceInfo SEC Reports or the HiSoft SEC Reports, as applicable, filed or furnished prior to the date hereof; (iv) Liens that would be disclosed by a current survey or physical inspection of the real property; and (v) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

        (y)   "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

        (z)   "PRC" means the People's Republic of China.

        (aa) "Registered" means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Entities or Internet domain name registrar.

        (bb) "SEC" means the Securities and Exchange Commission of the United States.

        (cc)  "Software" means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

        (dd) "Subsidiary" means, with respect to a Person, (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by such Person, either directly or indirectly, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner, or (iii) any variable interest entity controlled by such Person or its Subsidiary.

        (ee) "Tax Returns" means all federal, state, local, provincial and non-United States returns, declarations, statements, claims, reports, schedules, forms and information returns and, including any attachment thereto or amendment thereof, with respect to Taxes.

        (ff)  "Tax" or "Taxes" includes all forms of taxation, whenever created or imposed, and whether of the PRC, the United States or elsewhere, and whether imposed by a local, municipal, governmental, provincial, state, foreign, federal or other Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, sales and use taxes, ad valorem taxes, value added taxes (including business taxes and goods and services taxes), excise taxes, franchise taxes, business license taxes, real property taxes, stamp taxes, transfer taxes, severance taxes, occupation taxes, premium or windfall profit taxes, estate duty, customs and other import or export duties and other obligations of the same or of a similar nature to any of the foregoing including all interest, penalties and additions imposed with respect to such amounts.

        (gg) "Termination Fee" means (i) US$30,000,000 in the event the Termination Fee is payable pursuant to clauses (A), (B) or (C) of Section 8.5(b)(i) or clauses (A), (B) or (C) of Section 8.5(c)(i), as applicable, (ii) US$15,000,000 in the event the Termination Fee is payable pursuant to Section 8.5(b)(ii) or Section 8.5(c)(ii), as applicable, or (iii) US$4,000,000 in the event the Termination Fee is payable pursuant to clause (D) of Section 8.5(b)(i) or clause (D) of Section 8.5(c)(i), as applicable.

        (hh) "Transaction Agreements" means this Agreement, the VanceInfo Voting Agreement and the HiSoft Voting Agreements.

         (ii)  "US$" means the legal currency of the United States of America.

        (jj)   "VanceInfo Employees" means current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of VanceInfo or any Subsidiary of VanceInfo.

        (kk) "VanceInfo Intellectual Property" means VanceInfo Owned Intellectual Property and VanceInfo Licensed Intellectual Property.

        (ll)   "VanceInfo IP Agreements" means all (i) licenses of Intellectual Property to VanceInfo and its Subsidiaries, (ii) licenses of Intellectual Property by VanceInfo or any of its Subsidiaries to third parties and (iii) agreements restricting the right of VanceInfo or its Subsidiaries, or pursuant to which VanceInfo or its Subsidiaries permit other Persons, to use or register Intellectual Property.

        (mm)  "VanceInfo Licensed Intellectual Property" means all Intellectual Property owned by third parties and licensed to VanceInfo and any of its Subsidiaries pursuant to VanceInfo IP Agreements.

        (nn) "VanceInfo Material Adverse Effect" means any change, circumstance, event, effect or occurrence that, individually or in the aggregate with all other changes, circumstances, events, effects or occurrences, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of VanceInfo and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, other than in the case of clause (i) any change, circumstance, event, effect or occurrence occurring after the date of this Agreement to the extent resulting from: (A) changes generally affecting the industry in which VanceInfo and its Subsidiaries operate; (B) changes in general economic conditions, financial or capital markets in the PRC, the United States or any other jurisdiction in which VanceInfo or any of its Subsidiaries has substantial business operations, including changes in interest or exchange rates; (C) changes in Law or in generally accepted accounting principles or in accounting standards; (D) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (E) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events; (F) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, licensors, suppliers, distributors, partners or employees of VanceInfo and its Subsidiaries to the extent due to the announcement and performance of this Agreement or the identity of HiSoft or Merger Sub, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than in respect of Section 3.4); (G) any decline in the market price, or change in trading volume, of the VanceInfo ADSs; or (H) any failure to meet any internal or public projections, forecasts, or guidance (it being understood that the facts of occurrences giving rise to such decline or failure referred to in clauses (G) and (H), respectively, may be taken into account in determining whether there has been a VanceInfo Material Adverse Effect); provided, however, that any change, circumstance, event, effect or occurrence referred to in clauses (A), (B) or (C) does not adversely affect VanceInfo and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which VanceInfo and its Subsidiaries operate.

        (oo) "VanceInfo Material Contract" means:

            (i)  any Contract that would be required to be filed or furnished by VanceInfo pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

           (ii)  any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement or the sharing or allocation of any profits or revenues;

          (iii)  any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of VanceInfo (by merger, purchase or sale of assets or stock or otherwise);

          (iv)  any Contract with any Governmental Entity;

           (v)  any Contract involving the payment or receipt of amounts by VanceInfo or its Subsidiaries of more than US$1,000,000 (other than any Contract referenced in clause (vi) below);

          (vi)  any master service agreement or similar Contract, between VanceInfo or any of its Subsidiaries, on one hand, and any of the top five customers of VanceInfo for the financial year ended December 31, 2011, on the other hand;

         (vii)  any Contract relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

        (viii)  any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of VanceInfo or any of its Subsidiaries to compete in any geographic area, industry or line of business or with respect to any specific customer or vendor or type of customer or vendor, or that contain "most-favored nations" provisions for the benefit of any third party;

          (ix)  any Contract that contains a put, call or similar right pursuant to which VanceInfo or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person;

           (x)  any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of VanceInfo or any of its Subsidiaries, (B) pledging of share capital of VanceInfo or any of its Subsidiaries or (C) issuance of any guaranty by VanceInfo or any of its Subsidiaries; or

          (xi)  any VanceInfo IP Agreements other than agreements for Off-the-Shelf Software;

in each case, to which VanceInfo or its Subsidiaries is a party or by which any of VanceInfo's or its Subsidiaries' properties or assets are bound and, with respect to subclauses (ii) through (iv) and subclauses (viii) through (xi), is material to VanceInfo and its Subsidiaries, taken as a whole.

        (pp) "VanceInfo Option" means an option to purchase VanceInfo Shares granted pursuant to the VanceInfo Share Incentive Plans.

        (qq) "VanceInfo Owned Intellectual Property" means all Intellectual Property owned or purported to be owned by VanceInfo or its Subsidiaries.

        (rr)  "VanceInfo Related Party" means VanceInfo and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any HiSoft Related Party).

        (ss)  "VanceInfo RSU" means a restricted share unit granted under the VanceInfo Share Incentive Plans.

        (tt)  "VanceInfo Share Incentive Plans" means the Stock Plan, dated as of November 3, 2005, as amended, and the Share Incentive Plan, dated as of July 30 2007, as amended.

        (uu) "VanceInfo Software" means all Software owned by, under obligation of assignment to, or purported to be owned by any of VanceInfo or its Subsidiaries.

       (vv)  "VanceInfo Voting Shareholders" means Chris Shuning Chen, Button Software Ltd., and Tairon Investment Limited.

        [Remainder of page left intentionally blank; signature pages follow]

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Chief Executive Officer
CHEMISTRY MERGER SUB INC.
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Director
VANCEINFO TECHNOLOGIES INC.
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Chief Executive Officer

        [Merger Agreement Signature Page]

 Annex A-1

Form of Plan of Merger (and Exhibit A thereto)

PLAN OF MERGER

        THIS PLAN OF MERGER is made on the                    day of                    2012.

Between:

(1)
Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2012, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Merger Sub"); and

(2)
VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the British Virgin Islands on                     and redomiciled to the Cayman Islands on                    , with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands ("VanceInfo" or the "Surviving Corporation" and together with the Merger Sub, the "Constituent Companies").

Whereas:

(A)
The Merger Sub and the Surviving Corporation have agreed to merge (the "Merger") on the terms and conditions contained or referred to in an agreement and plan of merger (the "Agreement") dated August[10 2012 made between HiSoft Technology International Limited, Merger Sub and the Surviving Corporation, a copy of which is attached as Annex A to this Plan of Merger, and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law").

(B)
This Plan of Merger is made in accordance with section 233 of the Companies Law.

(C)
Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Witnesseth

1      Constituent Companies

  The Constituent Companies to the Merger are Chemistry Merger Sub Inc. and VanceInfo.

2      Name of the Surviving Corporation

  The name of the Surviving Corporation following the Merger shall be VanceInfo Technologies Inc.

3      Registered Office

  The Surviving Corporation following the Merger shall have its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

4      Authorised and Issued Share Capital

4.1
Immediately prior to the Merger, the authorized share capital of the Merger Sub is US$50,000 divided into 50,000 ordinary shares of a par value of US$1 each, one share of which has been issued.

A-A1-1

4.2
Immediately prior to the Merger, the authorized share capital of the Surviving Corporation is US$                    divided into                    ordinary shares of a par value of US$0.001 each,                    shares of which have been issued.

4.3
Following the Merger, the authorized share capital of the Surviving Corporation shall be US$50,000 divided into 50,000 ordinary shares of a par value of US$1 each.

5
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Corporation, are set out in the Merger Agreement in the form annexed at Annexure A hereto.

6      Effective Date

  The date on which it is intended that the Merger is to take effect is                    (the "Effective Date").

7      Property

  On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

8      Memorandum and Articles of Association

  The rights and restrictions attaching to the shares in the Surviving Corporation are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Corporation in the form annexed at Exhibit A hereto.

  The Memorandum and Articles of Association of the Surviving Corporation shall be amended and restated in the form annexed at Exhibit A hereto on the Effective Date.

9      Directors Benefits

  There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

10    Directors of the Surviving Corporation

  The names and addresses of the directors of the Surviving Corporation are as follows:

Name	Address

11    Secured Creditors

  (a)
  The Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

  (b)
  [The Surviving Corporation has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.] OR [The Surviving Corporation has granted certain fixed or floating security interests details of which are set out in Annexure C hereto. The Surviving Corporation has obtained the consent to the

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    Merger of each holder of such security interests pursuant to section 233(8) of the Companies Law].

12    Right of Termination

  (a)
  This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

13    Approval and Authorization

  (a)
  This Plan of Merger has been approved by the board of directors of each of the Surviving Corporation and Merger Sub pursuant to section 233(3) of the Companies Law.

  (b)
  This Plan of Merger has been authorised by the shareholders of each of the Surviving Corporation and Merger Sub pursuant to section 233(6) of the Companies Law.

14    Counterparts

  This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15 Governing Law

  This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of Chemistry Merger Sub Inc.:

[Name]
Director

Duly authorized for and on behalf of VanceInfo Technologies Inc.:

[Name]
Director

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Exhibit A
(Amended and Restated Memorandum and Articles of Surviving Corporation)

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THE COMPANIES LAW (2011 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

FORM OF AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

VANCEINFO TECHNOLOGIES INC.
(Adopted by way of special resolution passed on                    2012 and effective as of                    2012)

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THE COMPANIES LAW (2011 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
VANCEINFO TECHNOLOGIES INC.

(Adopted by way of special resolution passed on                    2012 and effective as of                    2012)

1
The name of the Company is VanceInfo Technologies Inc.

2
The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the Directors may from time to time decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member's shares.

5
The share capital of the Company is US$50,000 divided into 50,000 shares of a par value of US$1 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

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THE COMPANIES LAW (2011 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
VANCEINFO TECHNOLOGIES INC.

(Adopted by way of special resolution passed on                    2012 and effective as of                    2012)

8
Interpretation

8.1
In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Articles"	means these articles of association of the Company.
"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).
"Company"	means the above named company.
"Directors"	means the directors for the time being of the Company.
"Dividend"	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
"Electronic Record"	has the same meaning as in the Electronic Transactions Law.
"Electronic Transactions Law"	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
"Member"	has the same meaning as in the Statute.
"Memorandum"	means the memorandum of association of the Company.
"Ordinary Resolution"
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
"Register of Members"	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
"Registered Office"	means the registered office for the time being of the Company.
"Seal"	means the common seal of the Company and includes every duplicate seal.

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"Share"	means a share in the Company and includes a fraction of a share in the Company.
"Special Resolution"	has the same meaning as in the Statute, and includes a unanimous written resolution.
"Statute"	means the Companies Law (2011 Revision) of the Cayman Islands.
"Subscriber"	means the subscriber to the Memorandum.
"Treasury Share"	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
8.2
In the Articles:

  I.
  words importing the singular number include the plural number and vice versa;

  II.
  words importing the masculine gender include the feminine gender;

  III.
  words importing persons include corporations as well as any other legal or natural person;

  IV.
  "written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

  V.
  "shall" shall be construed as imperative and "may" shall be construed as permissive;

  VI.
  references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

  VII.
  any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

  VIII.
  the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

  IX.
  headings are inserted for reference only and shall be ignored in construing the Articles;

  X.
  sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

  XI.
  the term "clear days" in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

  XII.
  the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

9
Commencement of Business

9.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

9.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

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10
Issue of Shares

10.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. Notwithstanding the foregoing, the Subscriber shall have the power to:

  I.
  issue one Share to itself;

  II.
  transfer that Share by an instrument of transfer to any person; and

  III.
  update the Register of Members in respect of the issue and transfer of that Share.

10.2
The Company shall not issue Shares to bearer.

11
Register of Members

11.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

11.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

12
Closing Register of Members or Fixing Record Date

12.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

12.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

12.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

13
Certificates for Shares

13.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued

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  with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

13.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

13.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

13.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

14
Transfer of Shares

14.1
Subject to Article 3.1, Shares are transferable subject to the consent of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

14.2
The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

15
Redemption, Repurchase and Surrender of Shares

15.1
Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

15.2
Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

15.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

15.4
The Directors may accept the surrender for no consideration of any fully paid Share.

16
Treasury Shares

16.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

16.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

17
Variation of Rights of Shares

17.1
If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the

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  Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

17.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

17.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

18
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

19
Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

20
Lien on Shares

20.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

20.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or

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  bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

20.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.

20.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

21
Call on Shares

21.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

21.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

21.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

21.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

21.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

21.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

21.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

21.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

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22
Forfeiture of Shares

22.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

22.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

22.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

22.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

22.5
A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

22.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

23
Transmission of Shares

23.1
If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

23.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend

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  registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

23.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

24
Amendments of Memorandum and Articles of Association and Alteration of Capital

24.1
The Company may by Ordinary Resolution:

  I.
  increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

  II.
  consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

  III.
  convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

  IV.
  by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

  V.
  cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

24.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

24.3
Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

  I.
  change its name;

  II.
  alter or add to the Articles;

  III.
  alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

  IV.
  reduce its share capital or any capital redemption reserve fund.

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25
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

26
General Meetings

26.1
All general meetings other than annual general meetings shall be called extraordinary general meetings.

26.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

26.3
The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

26.4
A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

26.5
The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

26.6
If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

26.7
A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

27
Notice of General Meetings

27.1
At least five clear days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

  I.
  in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

  II.
  in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

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27.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

28
Proceedings at General Meetings

28.1
No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

28.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

28.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

28.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

28.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

28.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

28.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

28.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

28.9
A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and

A-A1-16

  holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

28.10
Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

28.11
The demand for a poll may be withdrawn.

28.12
Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

28.13
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

28.14
In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

29
Votes of Members

29.1
Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

29.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

29.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

29.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

29.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

29.6
On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

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29.7
On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

30
Proxies

30.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

30.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

30.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

30.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

30.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

31
Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

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32
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

33
Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

34
Powers of Directors

34.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

34.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

34.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

34.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

35
Appointment and Removal of Directors

35.1
The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

35.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

36
Vacation of Office of Director

The office of a Director shall be vacated if:

  I.
  the Director gives notice in writing to the Company that he resigns the office of Director; or

  II.
  the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the

A-A1-19

      board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

    III.
    the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

    IV.
    the Director is found to be or becomes of unsound mind; or

    V.
    all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

37
Proceedings of Directors

37.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

37.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

37.3
A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

37.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

37.5
A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

37.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

A-A1-20

37.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

37.8
All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

37.9
A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

38
Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

39
Directors' Interests

39.1
A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

39.2
A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

39.3
A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

39.4
No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A-A1-21

39.5
A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

40
Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

41
Delegation of Directors' Powers

41.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

41.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

41.3
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

41.4
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

41.5
The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his

A-A1-22

  appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

42
Alternate Directors

42.1
Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

42.2
An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

42.3
An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

42.4
Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

42.5
Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

43
No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

44
Remuneration of Directors

44.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

44.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

45
Seal

45.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

A-A1-23

45.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

45.3
A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

46
Dividends, Distributions and Reserve

46.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

46.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

46.3
The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

46.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

46.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

46.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

46.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more

A-A1-24

  joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

46.8
No Dividend or other distribution shall bear interest against the Company.

46.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

47
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

48
Books of Account

48.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

48.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

48.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

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49
Audit

49.1
The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

49.2
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

49.3
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

50
Notices

50.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

50.2
Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

50.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

50.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive

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  notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

51
Winding Up

51.1
If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

  I.
  if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

  II.
  if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

51.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

52
Indemnity and Insurance

52.1
Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

52.2
The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to

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  such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

52.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

53
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

54
Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

55
Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

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 Annex A-2

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

        This AMENDMENT, dated as of August 31, 2012 (this "Amendment"), to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 10, 2012, by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of HiSoft ("Merger Sub"), VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo"), and Chemistry Merger Sub II Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of HiSoft ("Merger Sub II"), and, together with HiSoft, Merger Sub, and VanceInfo the "Parties"), is hereby entered into by the Parties.

        WHEREAS, HiSoft, Merger Sub and VanceInfo have entered into the Merger Agreement;

        WHEREAS, HiSoft, Merger Sub and VanceInfo each desire to enter into this Amendment for the purpose of amending the Merger Agreement and adding Merger Sub II as a party to the Merger Agreement;

        WHEREAS, Section 9.9 of the Merger Agreement permits HiSoft, Merger Sub and VanceInfo to amend the Merger Agreement by an instrument in writing signed on behalf of each of HiSoft, Merger Sub and VanceInfo; and

        WHEREAS, HiSoft, Merger Sub and VanceInfo each desire to amend the Merger Agreement as provided herein, and Merger Sub II desires to become a party to the Merger Agreement for the purpose provided herein.

        NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, HiSoft, Merger Sub, VanceInfo and Merger Sub II agree as follows:

        1.    Defined Terms.    Capitalized terms used but not defined herein shall have the meaning assigned to them in the Merger Agreement.

        2.    Merger Sub II as Additional Party to the Merger Agreement.    The Merger Agreement is hereby amended to add Merger Sub II as an additional party to the Merger Agreement.

        3.    Amendment to Section 2.11 of the Merger Agreement.    Section 2.11 of the Merger Agreement is hereby amended and restated in its entirety as follows:

  "Section 2.11 Second Step Merger.

        (a)   Immediately following the Effective Time, (i) the Surviving Corporation will change its name to another name to be agreed by the parties and (ii) upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Law, the Surviving Corporation shall be merged with and into Merger Sub II (the "Second Step Merger"). Following the Second Step Merger, Merger Sub II shall continue as the surviving corporation (the "Second Step Surviving Corporation") and the separate corporate existence of the Surviving Corporation shall cease.

        (b)   Subject to the provisions of this Agreement, Merger Sub II and the Surviving Corporation shall execute a plan of merger (the "Second Step Plan of Merger") substantially in the form contained in Annex A-1 hereto, and the Parties shall file the Second Step Plan of Merger and other documents required to effect the Second Step Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on or

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as soon as practicable after the Closing Date. The Second Step Merger shall become effective at the time when the Second Step Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time thereafter as the Parties may agree and specify in the Second Step Plan of Merger in accordance with the Cayman Companies Law (the "Second Step Merger Effective Time").

        (c)   The Second Step Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, immediately following the Second Step Merger Effective Time, the Second Step Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub II and the Surviving Corporation in accordance with the Cayman Companies Law.

        (d)   At the Second Step Effective Time, the memorandum of association and articles of association of the Second Step Surviving Corporation shall be amended to be in the form of Exhibit A-1 hereto, and the name of the Second Step Surviving Corporation shall be "VanceInfo Technologies Inc."

        (e)   The Parties shall take all actions necessary so that the directors of Merger Sub II immediately prior to the Second Step Effective Time shall be the directors of the Second Step Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Second Step Surviving Corporation until their respective death, resignation, or removal or until their respective successors are duly elected and qualified in accordance with the memorandum of association and articles of association of the Second Step Surviving Corporation.

        (f)    The Parties shall take all actions necessary so that the officers of VanceInfo immediately prior to the Effective Time shall be the officers of the Second Step Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Second Step Surviving Corporation until successors are duly elected or appointed and qualified.

        (g)   At the Second Step Effective Time, by virtue of the Second Step Merger and without any action on the part of any of the Parties:

            (i)  The ordinary share, par value US$1.00 of Merger Sub II issued and outstanding immediately prior to the Second Step Effective Time shall remain outstanding as an ordinary share of Second Step Surviving Corporation and shall not be cancelled or converted in the Second Step Merger.

           (ii)  The ordinary share, par value US$1.00 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Step Effective Time (a "Surviving Corporation Share"), shall be cancelled in exchange for the right to receive one validly issued, fully paid, non-assessable ordinary share, par value US$1.00 per share, of the Second Step Surviving Corporation (the "Second Step Merger Consideration").

        4.    Amendment to Sections 2.4, 2.5, 2.8 and 6.6 of the Merger Agreement.    Each of Section 2.4, Section 2.5, Section 2.8 and Section 6.6 of the Merger Agreement is hereby amended by replacing the words "the Surviving Corporation" in each such section with "the Second Step Surviving Corporation".

        5.    Amendment to Sections 2.7 and 2.9 of the Merger Agreement.    Each of Section 2.7 and Section 2.9 of the Merger Agreement is hereby amended by replacing words "the Surviving Corporation" in each such section with "the Surviving Corporation, the Second Step Surviving Corporation".

        6.    Amendment to Article IV of the Merger Agreement.    The title of Article IV and the first sentence of Article IV of the Merger Agreement is hereby amended by replacing the words "HiSoft and Merger Sub" with "HiSoft, Merger Sub and Merger Sub II".

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        7.    Amendment to Section 4.2(g) of the Merger Agreement.    The second sentence of Section 4.2(g) of the Merger Agreement is hereby amended by replacing the words "Neither HiSoft nor Merger Sub" with "None of HiSoft, Merger Sub or Merger Sub II".

        8.    Addition of Section 4.2(i) of the Merger Agreement.    A new Section 4.2(i) is added to the Merger Agreement to read as follows:

  (i)
  The authorized share capital of Merger Sub II consists solely of US$50,000, divided into 50,000 ordinary shares, par value US$1.00 per share, of which one share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub II is, and at the Effective Time (and prior to the Second Step Merger Effective Time) will be, owned by HiSoft, free and clear of any Liens. Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time (and prior to the Second Step Merger Effective Time), will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

        9.    Amendment to Section 4.3(a) of the Merger Agreement.    Section 4.3(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

        (a)   Each of HiSoft, Merger Sub and Merger Sub II has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to, in the case of HiSoft, obtaining the Required HiSoft Vote, to consummate the transactions contemplated hereby and thereby. The HiSoft Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Agreements to which HiSoft, Merger Sub or Merger Sub II is a party and approved the consummation of the transactions contemplated hereby and thereby, and has at a meeting duly called and held (i) approved, and declared advisable, the execution, delivery and performance by HiSoft of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which HiSoft is a party and the consummation of the transactions contemplated hereby and thereby; (ii) determined that such transactions are advisable, and in the best interests of, HiSoft and its shareholders; and (iii) recommended as of the date hereof that the shareholders of HiSoft approve each of the following matters (each of which shall be conditioned on the substantially contemporaneous consummation of the Merger): (A) an alteration to the conditions of the HiSoft Memorandum to increase its share capital and the number of authorized HiSoft Shares to 120,000,000 (the "Capital Increase"), which shall occur immediately following the Share Consolidation, (B) a consolidation of the share capital of HiSoft, following which every 13.9482 issued and unissued common shares of par value US$0.0001 each in the share capital of HiSoft would be consolidated into one (1) common share of par value US$0.00139482 each in the share capital of HiSoft (the "Share Consolidation"), (C) an amendment to the HiSoft Articles to (1) change the name of HiSoft to a new name in English, to be mutually agreed by the Parties, and " " in Chinese, and (2) delete the additional or casting vote granted to the chairman of the meeting of the HiSoft Board in the case of any equality of votes (the "Articles Amendments"), and (D) the issuance of HiSoft Shares (including HiSoft Shares to be represented by HiSoft ADSs) constituting the Merger Consideration (the "Share Issuance"), which shall occur following the Effective Time. The respective Board of Directors of Merger Sub (the "Merger Sub Board") and Merger Sub II (the "Merger Sub II Board"), and HiSoft as the sole shareholder of Merger Sub and Merger Sub II, have at meetings duly called and held, duly and validly authorized and approved by board resolution (in the case of HiSoft) and by special resolution (in the case of Merger Sub and Merger Sub II) the execution, performance and delivery of this Agreement, the Merger and the Plan of Merger, the other Transaction Agreements to which Merger Sub or Merger Sub II is a party, and the consummation of the transactions contemplated hereby and thereby, and taken all corporate actions required to be taken by the Merger Sub Board and the Merger Sub II Board and by HiSoft as the sole shareholder of Merger Sub and

A-A2-3

Merger Sub II for the consummation of the transactions. No other corporate proceedings on the part of HiSoft, Merger Sub or Merger Sub II are necessary to authorize or approve this Agreement, the Merger or the Plan of Merger or the other Transaction Agreements to which HiSoft, Merger Sub or Merger Sub II is a party or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, the Required HiSoft Vote). This Agreement and the other Transaction Agreements to which HiSoft, Merger Sub or Merger Sub II is a party have been duly and validly executed and delivered by each of HiSoft, Merger Sub and Merger Sub II, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid, legal and binding agreements of each of HiSoft, Merger Sub and Merger Sub II, as applicable, enforceable against each of HiSoft, Merger Sub and Merger Sub II, as applicable, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

        10.    Amendments to Section 4.4 of the Merger Agreement.    Section 4.4 of the Merger Agreement is hereby amended by (i) replacing the words "HiSoft or Merger Sub" in each place such words appear in such section with "HiSoft, Merger Sub or Merger Sub II"; (ii) replacing the words "HiSoft and Merger Sub" in each place such words appear in such section with "HiSoft, Merger Sub and Merger Sub II"; and (iii) replacing the words "Merger Sub, HiSoft" in each place such words appear in such section with "Merger Sub, Merger Sub II, HiSoft".

        11.    Annex A-1 to the Merger Agreement.    The Merger Agreement is hereby amended by inserting the Form of Second Step Plan of Merger, which is attached to this Amendment as Annex A-1, as Annex A-1 to the Merger Agreement.

        12.   Exhibit A-1 to the Merger Agreement. The Merger Agreement is hereby amended by inserting the Form of Memorandum and Articles of Association of Second Step Surviving Corporation, which is attached to this Amendment as Exhibit A-1, as Exhibit A-1 to the Merger Agreement.

        13.    Representations and Warranties.    Each of HiSoft, Merger Sub, VanceInfo and Merger Sub II represents and warrants that (a) it has all necessary corporate power and authority to execute and deliver this Amendment, (b) this Amendment has been duly and validly authorized by all necessary action of its board of directors, and (c) this Amendment has been duly and validly executed and delivered and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes its legal, valid, legal and binding obligation enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        14.   Governing Law; Jurisdiction; Waiver of Jury Trial.

        (a)   This Amendment shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York, except that the following matters arising out of or relating to this Amendment shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the Second Step Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Surviving Corporation in Merger Sub II, the cancellation of the Surviving Corporation Share in consideration of the issue of the Second Step Merger Consideration, the fiduciary or other duties of the VanceInfo Board and the HiSoft Board, and the internal corporate affairs of VanceInfo and HiSoft. Except as provided in the prior sentence, any Proceeding (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Amendment, the Merger Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, including any Proceeding against any VanceInfo Related Party or HiSoft Related Party, shall be brought solely and exclusively in any New York State court or Federal

A-A2-4

court of the United States of America sitting in the County of New York in the State of New York. Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 4. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.3 of the Merger Agreement. Nothing in this Agreement or any of the other Transaction Agreements will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 4 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

        (b)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT, THE MERGER AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Amendment by, among other things, the mutual waivers and certifications in this Section 4(b).

        15.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures transmitted by facsimile or other electronic transmission (including PDF) shall be accepted as originals for all purposes of this Agreement.

        16.    No Other Amendments; References to Merger Agreement.    Except to the extent expressly amended by this Amendment, all terms of the Merger Agreement shall remain in full force and effect without amendment, change or modification. All references in the Merger Agreement to the "Agreement" shall be deemed to be the Merger Agreement as amended by this Amendment.

        [Signature Page Follows]

A-A2-5

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Chief Executive Officer

CHEMISTRY MERGER SUB INC.
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Director

VANCEINFO TECHNOLOGIES INC.
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Chief Executive Officer

CHEMISTRY MERGER SUB II INC.
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Director

[Signature Page to Amendment to the Merger Agreement]

A-A2-6

 Annex A-1

FORM OF PLAN OF SECOND STEP MERGER

PLAN OF MERGER

        THIS PLAN OF MERGER is made on the                    day of                    2012.

Between:

(1)
Chemistry Merger Sub II Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 28, 2012, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Surviving Corporation"); and

(2)
, an exempted company with limited liability incorporated under the laws of the British Virgin Islands on                    and redomiciled to the Cayman Islands on                    , with its registered office situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands ("First Step MergeCo" and together with the Surviving Corporation, the "Constituent Companies").

Whereas:

(A)
First Step MergeCo is the surviving corporation of a merger between Chemistry Merger Sub Inc. and VanceInfo Technologies Inc. (which subsequently changed its name to [Chemistry Surviving Corporation]) (the "First Step Merger") pursuant to an agreement and plan of merger dated as of August 10, 2012, as amended by the Amendment dated as of                    , 2012 (the "Merger Agreement"), made between HiSoft Technology International Limited, VanceInfo Technologies Inc., Chemistry Merger Sub Inc. and the Surviving Corporation, a copy of which is attached as Annex A to this Plan of Merger.

(B)
First Step MergeCo and the Surviving Corporation have agreed to merge (the "Merger") immediately following the effective time of the First Step Merger on the terms and conditions contained or referred to in the Merger Agreement, and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law").

(C)
This Plan of Merger is made in accordance with section 233 of the Companies Law.

(D)
Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

Witnesseth

1      Constituent Companies

  The Constituent Companies to the Merger are Chemistry Merger Sub II Inc. and                    .

2      Name of the Surviving Corporation

  The name of the Surviving Corporation following the Merger shall be VanceInfo Technologies Inc.

3      Registered Office

  The Surviving Corporation following the Merger shall have its registered office situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

A2-A-I-1

4      Authorised and Issued Share Capital

4.1
Immediately prior to the Effective Date (as defined below), the authorized share capital of the Surviving Corporation was US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, one share of which has been issued.

4.2
Immediately prior to the Effective Date, the authorized share capital of First Step MergeCo was US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, one share of which has been issued.

4.3
Following the Merger, the authorized share capital of the Surviving Corporation shall be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each.

5
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Corporation, are set out in the Merger Agreement in the form annexed at Annex A hereto.

6
The ordinary share, par value US$1.00 per share, of First Step MergeCo issued and outstanding immediately prior to the Effective Date shall be cancelled in exchange for the right to receive one validly issued, fully paid, non-assessable ordinary share, par value US$1.00 per share, of the Surviving Corporation.

7      Effective Date

  The Merger shall take effect on                    (the "Effective Date").

8      Property

  On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

9      Memorandum and Articles of Association

  On the Effective Date, the Memorandum and Articles of Association of the Surviving Corporation shall be amended and restated in the form annexed at Annex B hereto.

10    Directors Benefits

  There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

11    Directors of the Surviving Corporation

  The names and addresses of the directors of the Surviving Corporation are as follows:

Name	Address

12    Secured Creditors

  (a)
  The Surviving Corporation has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

A2-A-I-2

  (b)
  [First Step MergeCo has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.] OR [First Step MergeCo has granted certain fixed or floating security interests details of which are set out in Annex C hereto. First Step MergeCo has obtained the consent to the Merger of each holder of such security interests pursuant to section 233(8) of the Companies Law].

13    Right of Termination

  (a)
  This Plan of Merger may be terminated pursuant to the terms and conditions of the Merger Agreement.

14    Approval and Authorization

  (a)
  This Plan of Merger has been approved by the board of directors of each of the Surviving Corporation and First Step MergeCo pursuant to section 233(3) of the Companies Law.

  (b)
  This Plan of Merger has been authorised by the shareholders of each of the Surviving Corporation and First Step MergeCo pursuant to section 233(6) of the Companies Law.

15    Counterparts

  This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

16    Governing Law

  This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of Chemistry Merger Sub II Inc.:

[Name]
Director

Duly authorized for and on behalf of                    :

[Name]
Director

A2-A-I-3

Appendix B-1
Execution Version

VOTING AGREEMENT

by and among

HISOFT TECHNOLOGY INTERNATIONAL LIMITED,

BUTTON SOFTWARE LTD.,

TAIRON INVESTMENT LIMITED,

and

CHRIS SHUNING CHEN

Dated as of August 10, 2012

B-1-ii

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of August 10, 2012 (this "Agreement"), by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), and Button Software Ltd, a company with limited liability incorporated under the laws of the British Virgin Islands, Tairon Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, and Chris Shuning Chen, a natural person (collectively, the "Shareholders" and, individually, a "Shareholder").

        WHEREAS, concurrently with the execution of this Agreement, HiSoft, VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo"), and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the "Merger Agreement"), pursuant to which, among other things, upon the terms and subject to the conditions of therein and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into VanceInfo with VanceInfo surviving the merger as a wholly-owned Subsidiary of HiSoft (the "Merger");

        WHEREAS, as of the date of this Agreement, the Shareholders are the Beneficial Owners of the Existing Shares (as defined below); and

        WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of HiSoft to enter into the Merger Agreement, HiSoft has required that the Shareholders agree, and the Shareholders have agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

        Section 1.1. Defined Terms.     The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        (a)   "Additional Shares" means VanceInfo Shares, VanceInfo ADSs or other voting share capital of VanceInfo with respect to which any Shareholder acquires Beneficial Ownership after the date of this Agreement (including any VanceInfo Shares issued upon the exercise of any VanceInfo Options or VanceInfo RSUs or the conversion, exercise or exchange of any other securities into or for any VanceInfo Shares or VanceInfo ADSs or otherwise).

        (b)   "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are controlled by such Person and any other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act. The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

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        (c)   "Business Day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

        (d)   "Covered Shares" means all of the Existing Shares and any Additional Shares.

        (e)   "Existing Shares" means VanceInfo Shares and VanceInfo ADSs Beneficially Owned by any of the Shareholders as of the date hereof listed in Schedule A.

        (f)    "Permitted Transfer" means a Transfer of Covered Shares by any Shareholder to (i) an Affiliate of such Shareholder which is wholly owned by such Shareholder or (ii) in the case of a Shareholder who is an individual, (A) a member of such Shareholder's immediate family or a trust for the benefit of such Shareholder's or any member of such Shareholder's immediate family or (B) any heir, legatees, beneficiaries and/or devisees of such Shareholder; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Joinder in the form attached hereto as Exhibit A.

        (g)   "Transfer" means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

  Section 2.1. Agreement to Vote.

        (a)   During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the "Term"), each Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of VanceInfo and at any other meeting of the shareholders of VanceInfo, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of VanceInfo and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of VanceInfo is sought, such Shareholder shall, and shall cause any holder of record of such Shareholder's Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

            (i)  appear at each such meeting or otherwise cause all of such Shareholder's Covered Shares to be counted as present thereat in accordance with the procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent, and respond to each request by VanceInfo for written consent, if any; and

           (ii)  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Shareholder's Covered Shares (1) in favor of the approval and authorization of the Merger Agreement, the Merger, the Plan of Merger and the consummation transactions contemplated in the Merger Agreement, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the VanceInfo Shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of VanceInfo contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Shareholders contained in this Agreement, or

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  (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of VanceInfo (including any amendments to the memorandum and articles of association of VanceInfo, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger), (4) against any Acquisition Proposal, and (5) against any change in the composition of the board of directors of VanceInfo (other than such changes contemplated by the Merger Agreement).

        (b)   During the Term, each Shareholder shall retain at all times the right to vote or consent with respect to such Shareholder's Covered Shares in such Shareholder's sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a), that are at any time or from time to time presented for consideration to the shareholders of VanceInfo generally.

        (c)   During the Term, the obligation of each Shareholder set forth in this Section 2.1 shall apply whether or not either VanceInfo or HiSoft breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

        Section 2.2. Grant of Proxy.     Each Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, HiSoft and any designee of HiSoft, and each of them individually, as such Shareholder's proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Shareholder's name, place and stead, to vote, act by written consent or execute and delivery a proxy solely in respect of the matters described in, and in accordance with, Section 2.1(a) hereof, and to vote or grant a written consent during the term of this Agreement with respect to the Covered Shares as provided in Section 2.1(a) hereof. This proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement by HiSoft, and to secure the performance of the duties and obligations of each Shareholder owed to HiSoft under this Agreement. Each Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by such Shareholder with respect to such Shareholder's Covered Shares and no subsequent proxy shall be given by such Shareholder (and if given shall be ineffective). Each Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by each Shareholder herein is a durable power of attorney and, so long as HiSoft has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity, as applicable, of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1. Representations and Warranties of the Shareholders.     The Shareholders hereby jointly and severally represent and warrant to VanceInfo, as follows:

        (a)    Capacity; Authorization; Validity of Agreement; Necessary Action.    With respect to any Shareholder which is not a natural person, such Shareholder (i) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction in which such Shareholder is organized or formed (in the case of good standing, to the extent the concept is recognized by such jurisdiction). Each Shareholder has the legal capacity and authority (including corporate, limited partnership, trust or

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other organizational power, as applicable) to execute and deliver this Agreement and perform such Shareholder's obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Shareholder and, assuming this Agreement constitutes a valid and binding obligation of HiSoft, constitutes a legal, valid and binding agreement of each Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

        (b)    Ownership.    Except as otherwise indicated on Schedule A hereto, each Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares listed across from its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent such Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of VanceInfo and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), each Shareholder's Existing Shares listed across from its name in Schedule A hereto constitute all of the VanceInfo Shares and VanceInfo ADSs (and any other options or other securities convertible, exercisable or exchangeable into or for any VanceInfo Shares or VanceInfo ADSs ("Options")) Beneficially Owned or owned of record by such Shareholder. No Shareholder has granted any proxy inconsistent with this Agreement that is still effective or has entered into any voting or similar agreement, in each case with respect to any of such Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by any of the Shareholders at all times through the Effective Time. As of the date of this Agreement, each Shareholder, owns the VanceInfo Options and VanceInfo RSUs listed across from its name in Schedule A hereto.

        (c)    Non-Contravention; No Conflicts.    Except as would not, individually or in the aggregate, be expected to be materially adverse to the ability of any Shareholder to timely perform any of such Shareholder's obligations hereunder in any material respect, (i) no filing or notice by each Shareholder with or to any Governmental Entity, and no authorization, consent, permit or approval from any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof)by any Shareholder or the performance by any Shareholder of such Shareholder's obligations herein, (ii) the execution and delivery of this Agreement by each Shareholder does not, and the performance by each Shareholder of such Shareholder's obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon such Shareholder's assets or properties under, any provision of (A) any contract, agreement or other instrument to which such Shareholder is party or by which any of such Shareholder's assets or properties is bound, (B) any charter or organizational documents of such Shareholder (if applicable) or (C) any judgment, order, injunction, decree or Law applicable to such Shareholder or such Shareholder's assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Entity.

        (d)    No Inconsistent Agreements.    Except for this Agreement, no Shareholder has: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of the Shareholders set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling any Shareholder from

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performing in any material respect any of such Shareholder's obligations under this Agreement. Each Shareholder understands and acknowledges that HiSoft and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by each Shareholder and the representations, warranties, covenants and other agreements of each of the Shareholders contained herein.

        (e)    No Action.    As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of the Shareholders, threatened against any Shareholder that could reasonably be expected to impair the ability of such Shareholder to timely perform in all material respects such Shareholder's obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        Section 3.2. Representations and Warranties of HiSoft.     HiSoft represents and warrants to the Shareholders that HiSoft has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by HiSoft of this Agreement, the performance by HiSoft of its obligations hereunder and the consummation by HiSoft of the transactions contemplated by this Agreement have been duly and validly authorized by HiSoft and no other actions or proceedings on the part of HiSoft are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by HiSoft and, assuming this Agreement constitutes a valid and binding obligation of the Shareholders, constitutes a legal, valid and binding agreement of HiSoft enforceable against HiSoft in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

  Section 4.1. Prohibition on Transfers.

        (a)   Subject to the terms of this Agreement, during the Term, each Shareholder agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer is a Permitted Transfer; provided that the foregoing shall not prevent the conversion of such Covered Shares and any Additional Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement. Any attempted Transfer of shares or any interest therein in violation of this Section 4.1 shall be null and void.

        (b)   This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholders' successors or assigns. No Shareholder may request that VanceInfo or VanceInfo's depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the transferring Shareholder under this Agreement.

        Section 4.2. Additional Shares.     Each Shareholder agrees to notify HiSoft of the number of Additional Shares acquired by such Shareholder after the date hereof within five (5) Business Days of such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

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        Section 4.3. Share Dividends, etc.     In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of VanceInfo ADS to VanceInfo Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for VanceInfo Shares) is declared, in each case affecting the Covered Shares, the term "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of VanceInfo into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

        Section 4.4. No Solicitation.     Subject to Section 5.13 hereof, each Shareholder covenants and agrees with Parent that, during the term of this Agreement, such Shareholder shall not and shall use reasonable best efforts to cause any of such Shareholder's Representatives not to, directly or indirectly, take any action that VanceInfo is otherwise prohibited from taking under Section 6.2(a) of the Merger Agreement.

        Section 4.5. No Inconsistent Agreements.     Except for this Agreement, no Shareholder shall (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a)) or (d) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholders set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying or preventing such Shareholder from performing in any material respect any of such Shareholder's obligations under this Agreement.

        Section 4.6. Documentation and Information.     Each Shareholder (i) consents to and authorizes the publication and disclosure by HiSoft of such Shareholder's identity and holding of the Covered Shares and the nature of such Shareholder's commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, the Joint Proxy Statements/Prospectus relating to the Merger, and (ii) agrees promptly to give to HiSoft any information HiSoft may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. Each Shareholder shall promptly notify HiSoft of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of each of HiSoft and VanceInfo, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity of competent jurisdiction.

        Section 4.7. Further Assurances.     From time to time, at HiSoft's request and without further consideration, each Shareholder, solely in such Shareholder's capacity as a shareholder of VanceInfo, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

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 ARTICLE V

MISCELLANEOUS

  Section 5.1. Interpretation. Unless the express context otherwise requires:

        (a)   The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement (other than the Merger Agreement), instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be "written" for purposes of this Agreement.

        (b)   the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

        (c)   with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 5.2. Termination.     This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, or (iii) at any time upon the written agreement of HiSoft and each of the Shareholders. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

  Section 5.3. Governing Law and Venue.

        (a)   This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a "Proceeding") (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent such party may legally and effectively do so,

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any objection which such party may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party's address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 5.3 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

        (b)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY OR PROCEEDING INVOLVING ANY HISOFT RELATED PARTY UNDER THIS AGREEMENT. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

        Section 5.4. Notices.     All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving party, or on the next Business Day if sent after 5 p.m. local time of the receiving party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one Business Day by dispatch pursuant to one of the other methods described herein), in each case, at the addresses, facsimile numbers or email addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice) set forth below:

  If to HiSoft Technology International Limited to:

  HiSoft Technology International Limited
  Building C-4, No. 66 Xixiaokou Road,
  Haidian District, Beijing
  PRC, 100192
  Attention: Ross Warner
  Facsimile: +(86) 411-84791350

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  with a copy (which shall not constitute notice) to:

  Simpson Thacher & Bartlett
  35/F, ICBC Tower
  3 Garden Road, Central
  Hong Kong
  Attention: Kathryn King Sudol, Esq.
  Facsimile: +1 (212) 455-2502

  If to any Shareholder:

  VanceInfo Technologies Inc.
  3/F Building 8, Zhongguancun Software Park, Haidian District
  Beijing 100193, People's Republic of China
  Attention: Sidney Xuande Huang
  Facsimile: + (86)10-8282-5058
  Email: ir@vanceinfo.com

  with copies (which shall not constitute notice) to:

  Orrick, Herrington & Sutcliffe LLP
  47/F Park Place
  1601 Nanjing Road West
  Shanghai, 200040
  People's Republic of China
  Attention: Jeffrey Sun, Esq.
  Facsimile: +86 21 6109 7022
  Email: jeffrey.sun@orrick.com

  and

  Orrick, Herrington & Sutcliffe LLP
  The Orrick Building
  405 Howard Street
  San Francisco, CA 94105
  USA
  Attention: Richard V. Smith, Esq.
  Facsimile: +1-415-773-5759
  Email: rsmith@orrick.com

        Section 5.5. Amendment.     This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by HiSoft and each of the Shareholders.

        Section 5.6. Extension; Waiver.     At any time before the termination of this Agreement, HiSoft, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of such party's rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

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         Section 5.7. Entire Agreement.     This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Shareholders or any of their respective Affiliates, on the one hand, and VanceInfo or any of its Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

        Section 5.8. No Third-Party Beneficiaries.     This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by HiSoft and the Shareholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than HiSoft and the Shareholders) any legal or equitable right, benefit or remedy of any nature whatsoever.

        Section 5.9. Severability.     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        Section 5.10. Rules of Construction.     The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

        Section 5.11. Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 5.12. Specific Performance.     The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that such party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

        Section 5.13. Shareholder's Capacity.     Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Shareholders are made solely with respect to the Shareholders and the Covered Shares. Each Shareholder is entering into this Agreement solely in such Shareholder's capacity as the Beneficial Owner of such Covered Shares, and nothing herein shall limit or affect any actions taken by Chris Suning Chen solely in his

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capacity as a director or officer of VanceInfo (or a Subsidiary of VanceInfo), including participating in his capacity as a director or officer of VanceInfo in any discussions or negotiations with HiSoft. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect VanceInfo's rights in connection with the Merger Agreement.

        Section 5.14. Joint and Several Liability.     Each Shareholder hereby agrees that such Shareholder shall be jointly and severally liable with respect to all of the representations, warranties, covenants and agreements of each of the Shareholders pursuant to this Agreement.

        Section 5.15. No Ownership Interest.     Nothing contained in this Agreement shall be deemed to vest in HiSoft any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and HiSoft shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, in each case, except provided herein.

        Section 5.16. Costs and Expenses.     All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

        Section 5.17. Counterparts; Effectiveness.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Shareholders fails for any reason to execute, or perform such Shareholder's obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

        Section 5.18. No Agreement Until Executed.     This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

        [Signature page follows]

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        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on the day and year first above written.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
By:	/s/ TIAK KOON LOH Name: Tiak Koon Loh Title: Chief Executive Officer
BUTTON SOFTWARE LTD.
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Director
TAIRON INVESTMENT LIMITED
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Director
CHRIS SHUNING CHEN
By:	/s/ CHRIS SHUNING CHEN

        [Signature Page to the Voting Agreement]

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Exhibit A

JOINDER AGREEMENT

        This Joinder Agreement ("Joinder Agreement") is executed by the undersigned (the "Transferee") pursuant to the terms of that certain Voting Agreement dated as of August 10, 2012 (the "Agreement") by and among HiSoft Technology International Limited, Button Software Ltd., Tairon Investment Limited and Chris Shuning Chen. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

        By the execution of this Joinder Agreement, the Transferee agrees as follows:

          (a)   Acknowledgment. Transferee acknowledges that Transferee is acquiring certain Covered Shares subject to the terms and conditions of the Agreement.

          (b)   Agreement. Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Shareholders thereunder.

          (c)   Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee's signature below.

EXECUTED AND DATED this day of .
TRANSFEREE:
By:
Name and Title
Address:

Fax:

Accepted and Agreed: HISOFT TECHNOLOGY INTERNATIONAL LIMITED
By:

Title:

B-1-Ex-A1

SCHEDULE A

Existing Shares

Shareholder	Number of Shares	Number of VanceInfo ADSs
Button Software Ltd.	2,517,920 ordinary shares of VanceInfo, par value $0.001 per share	Button Software Ltd. ("Button") entered into certain agreements with Credit Suisse Capital LLC (the "Button VPF"). Pursuant to the Button VPF, Button pledged and monetized 712,500 VanceInfo ADSs beneficially owned by it.*
Tairon Investment Limited	N/A	Tairon Investment Limited/Button entered into certain agreements with Credit Suisse Capital LLC (the "Tairon VPF"). Pursuant to the Tairon VPF, Tairon Investment Limited pledged and monetized 537,500 VanceInfo ADSs beneficially owned by it.*

*
Existing Share exclude VanceInfo ADSs that Shareholders do not or will not hold, be entitled to vote or Beneficially Own under the Button VPF and Tairon VPF.

VanceInfo Options

Optionholder	Type of Options (if applicable)	Number of Options
Tairon Investment Limited	Option	62,500 vested
Chris Shuning Chen	Option	27,500 vested and 110,000 unvested

VanceInfo RSUs

Shareholder	Type of RSUs (if applicable)	Number of RSUs
Chris Shuning Chen	RSU	4,475 vested and 8,271 unvested

        Set forth above is the direct ownership for each of Button, Tairon Investment Limited and Chris Shuning Chen. Button and Tairon Investment Limited are ultimately owned by Chris Shuning Chen's family trust. Chris Shuning Chen is the sole director of Button and Tairon Investment Limited. As a result, Chris Shuning Chen also beneficially owns all of the Shares, VanceInfo ADSs, and Options directly held by Button and Tairon Investment Limited.

B-1-Sch-A-1

Appendix B-2
Execution Version

VOTING AGREEMENT

by and among

VANCEINFO TECHNOLOGIES INC.

and

TIAK KOON LOH

Dated as of August 10, 2012

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VOTING AGREEMENT

        VOTING AGREEMENT, dated as of August 10, 2012 (this "Agreement"), by and among VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo"), and Tiak Koon Loh, a natural person (the "Shareholder").

        WHEREAS, concurrently with the execution of this Agreement, VanceInfo, HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the "Merger Agreement"), pursuant to which, among other things, upon the terms and subject to the conditions of therein and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into VanceInfo with VanceInfo surviving the merger as a wholly-owned Subsidiary of HiSoft (the "Merger");

        WHEREAS, as of the date of this Agreement, the Shareholder is the Beneficial Owner of the Existing Shares (as defined below); and

        WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of VanceInfo to enter into the Merger Agreement, VanceInfo has required that the Shareholder agree, and the Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

        Section 1.1. Defined Terms.     The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        (a)   "Additional Shares" means HiSoft Shares, HiSoft ADSs or other voting share capital of HiSoft with respect to which the Shareholder acquires Beneficial Ownership after the date of this Agreement (including any HiSoft Shares issued upon the exercise of any HiSoft Options or HiSoft Restricted Stock Awards or the conversion, exercise or exchange of any other securities into or for any HiSoft Shares or HiSoft ADSs or otherwise).

        (b)   "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are controlled by such Person and any other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act. The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

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        (a)   "Business Day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

        (b)   "Covered Shares" means all of the Existing Shares and any Additional Shares.

        (c)   "Existing Shares" means 2,044,118 HiSoft Shares and 14,000 HiSoft ADSs Beneficially Owned by the Shareholder as of the date hereof.

        (d)   "Permitted Transfer" means a Transfer of Covered Shares by the Shareholder to (i) an Affiliate of the Shareholder which is wholly owned by such Shareholder, (ii) a member of the Shareholder's immediate family or a trust for the benefit of the Shareholder's or any member of the Shareholder's immediate family, or (iii) any heir, legatees, beneficiaries and/or devisees of the Shareholder; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Joinder in the form attached hereto as Exhibit A.

        (e)   "Transfer" means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

  Section 2.1. Agreement to Vote.

        (a)   During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the "Term"), the Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of HiSoft and at any other meeting of the shareholders of HiSoft, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of HiSoft and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of HiSoft is sought, it shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

            (i)  appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by HiSoft for written consent, if any; and

           (ii)  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (1) in favor of the approval and authorization of, the Capital Increase, the Articles Amendment and the Share Issuance, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the HiSoft shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of HiSoft contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Shareholder contained in this Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of HiSoft (including any amendments to the memorandum and articles of association of

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  HiSoft, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not (i) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or (ii) have a disproportionate adverse effect on VanceInfo shareholders relative to current holders of HiSoft Shares), (4) against any Acquisition Proposal, and (5) against any change in the composition of the board of directors of HiSoft (other than such changes contemplated by the Merger Agreement).

        (b)   During the Term, the Shareholder shall retain at all times the right to vote or consent with respect to the Shareholder's Covered Shares in the Shareholder's sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a) that are at any time or from time to time presented for consideration to shareholders of HiSoft generally.

        (c)   During the Term, the obligation of the Shareholder set forth in this Section 2.1 shall apply whether or not HiSoft or VanceInfo breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

        Section 2.2. Grant of Proxy.     The Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, VanceInfo and any designee of VanceInfo, and each of them individually, as his proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in the Shareholder's name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 2.1(a) hereof, and to vote or grant a written consent during the term of this Agreement with respect to the Covered Shares as provided in Section 2.1(a) hereof. This proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement by VanceInfo, and to secure the performance of the duties and obligations of the Shareholder owed to VanceInfo under this Agreement. The Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by the Shareholder with respect to the Covered Shares and no subsequent proxy shall be given by any Shareholder (and if given shall be ineffective). The Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by the Shareholder herein is a durable power of attorney and, so long as VanceInfo has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1. Representations and Warranties of the Shareholder.     The Shareholder represents and warrants to HiSoft, as follows:

        (a)   Capacity; Authorization; Validity of Agreement; Necessary Action. The Shareholder has the legal capacity and authority to execute and deliver this Agreement and perform his obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of VanceInfo, constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

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        (b)   Ownership. Except as otherwise indicated on Schedule A hereto, the Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares listed across from its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent the Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of HiSoft and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), the Shareholder's Existing Shares listed in Schedule A hereto constitute all of the HiSoft Shares and HiSoft ADSs (and any other options or other securities convertible, exercisable or exchangeable into or for any HiSoft Shares or HiSoft ADSs ("Options")) Beneficially Owned or owned of record by the Shareholder. The Shareholder has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement, in each case with respect to any of the Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by the Shareholder at all times through the Effective Time. As of the date of this Agreement, the Shareholder, owns the HiSoft Options and HiSoft Restriction Awards listed across from its name in Schedule A hereto.

        (c)   Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be materially adverse to the ability of the Shareholder to timely perform any of its obligations hereunder in any material respect, (i) no filing or notice by the Shareholder with or to any Governmental Entity, and no authorization, consent, permit or approval from any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof) by the Shareholder or the performance by the Shareholder of his obligations herein, (ii) the execution and delivery of this Agreement by the Shareholder do not, and the performance by the Shareholder of his obligations under this Agreement and the consummation by the Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon his assets or properties under, any provision of (A) any contract, agreement or other instrument to which the Shareholder is party or by which any of his assets or properties is bound, or (B) any judgment, order, injunction, decree or Law applicable to the Shareholder or his assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Entity.

        (d)   No Inconsistent Agreements. Except for this Agreement, the Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of the Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing in any material respect any of its obligations under this Agreement. The Shareholder understands and acknowledges that VanceInfo is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Shareholder contained herein.

        (e)   No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of the Shareholder, threatened against the Shareholder that could reasonably be expected to impair the ability of the Shareholder to timely perform in all material respects his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        Section 3.2. Representations and Warranties of VanceInfo.     VanceInfo represents and warrants to the Shareholder that VanceInfo has all corporate power and authority to execute, deliver and perform this

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Agreement. The execution and delivery by VanceInfo of this Agreement, the performance by VanceInfo of its obligations hereunder and the consummation by VanceInfo of the transactions contemplated by this Agreement have been duly and validly authorized by VanceInfo and no other actions or proceedings on the part of VanceInfo are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by VanceInfo and, assuming this Agreement constitutes a valid and binding obligation of the Shareholder, constitutes a legal, valid and binding agreement of VanceInfo enforceable against VanceInfo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

        Section 4.1. Prohibition on Transfers.

        (a)   Subject to the terms of this Agreement, during the Term, the Shareholder agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer is a Permitted Transfer; provided that the foregoing shall not prevent the conversion of such Covered Shares and any Additional Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement. Any attempted Transfer of shares or any interest therein, in violation of this Section 4.1 shall be null and void.

        (b)   This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholder's successors or assigns. No Shareholder may request that HiSoft or HiSoft's depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the Shareholder under this Agreement.

        Section 4.2. Additional Shares.     The Shareholder agrees to notify VanceInfo of the number of Additional Shares acquired by the Shareholder after the date hereof within five (5) Business Days of such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

        Section 4.3. Share Dividends, etc.     In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of HiSoft ADS to HiSoft Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for HiSoft Shares) is declared, in each case affecting the Covered Shares, the term "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of HiSoft into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

        Section 4.4. No Solicitation.     Subject to Section 5.13 hereof, the Stockholder covenants and agrees with Parent that, during the term of this Agreement, the Stockholder shall not, and shall use reasonable best efforts to cause any of his Representatives not to, directly or indirectly, take any action that HiSoft is otherwise prohibited from taking under Section 6.2(a) of the Merger Agreement.

        Section 4.5. No Inconsistent Agreements.     Except for this Agreement, the Shareholder shall not (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent the Shareholder from voting

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the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a)) or (d) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholder set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying or preventing the Shareholder from performing in any material respect any of his obligations under this Agreement.

        Section 4.6. Documentation and Information.     The Shareholder (i) consents to and authorizes the publication and disclosure by VanceInfo of the Shareholder's identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, the Joint Proxy Statements/Prospectus relating to the Merger, and (ii) agrees promptly to give to VanceInfo any information it may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. The Shareholder shall promptly notify VanceInfo of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of each of VanceInfo and HiSoft, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity of competent jurisdiction.

        Section 4.7. Further Assurances.     From time to time, at VanceInfo's request and without further consideration, the Shareholder, solely in his capacity as a Shareholder of HiSoft, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

        Section 5.1. Interpretation.     Unless the express context otherwise requires:

        (a)   The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement (other than the Merger Agreement), instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be "written" for purposes of this Agreement.

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        (b)   the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

        (c)   with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 5.2. Termination.     This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, or (iii) at any time upon the written agreement of VanceInfo and the Shareholder. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

  Section 5.3. Governing Law and Venue.

        (a)   This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a "Proceeding") (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party's address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 5.3 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. Each of the parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

        (b)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY OR PROCEEDING INVOLVING ANY VANCEINFO RELATED PARTY UNDER THIS AGREEMENT. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party

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hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

        Section 5.4. Notices.     All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving party, or on the next Business Day if sent after 5 p.m. local time of the receiving party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one Business Day by dispatch pursuant to one of the other methods described herein), in each case, at the addresses, facsimile numbers or email addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice) set forth below:

  If to VanceInfo Technologies Inc. to:

  VanceInfo Technologies Inc.
  3/F Building 8, Zhongguancun Software Park, Haidian District
  Beijing 100193, People's Republic of China
  Attention: Sidney Xuande Huang
  Facsimile: + (86)10-8282-5058
  Email: ir@vanceinfo.com

  with copies (which shall not constitute notice) to:

  Orrick, Herrington & Sutcliffe LLP
  47/F Park Place
  1601 Nanjing Road West
  Shanghai, 200040
  People's Republic of China
  Attention: Jeffrey Sun, Esq.
  Facsimile: +86 21 6109 7022
  Email: jeffrey.sun@orrick.com

  and

  Orrick, Herrington & Sutcliffe LLP
  The Orrick Building
  405 Howard Street
  San Francisco, CA 94105
  USA
  Attention: Richard V. Smith, Esq.
  Facsimile: +1-415-773-5759
  Email: rsmith@orrick.com

  If to the Shareholder:

  HiSoft Technology International Limited
  Building C-4, No. 66 Xixiaokou Road,
  Haidian District, Beijing
  PRC, 100192
  Attention: Tiak Koon Loh
  Facsimile: +(86) 411-84791350

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         Section 5.5. Amendment.     This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by VanceInfo and the Shareholder.

        Section 5.6. Extension; Waiver.     At any time before the termination of this Agreement, VanceInfo, on the one hand, and the Shareholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

        Section 5.7. Entire Agreement.     This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Shareholder or any of its Affiliates, on the one hand, and HiSoft or any of its Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

        Section 5.8. No Third-Party Beneficiaries.     This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by VanceInfo and the Shareholder and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than VanceInfo and the Shareholder) any legal or equitable right, benefit or remedy of any nature whatsoever.

        Section 5.9. Severability.     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        Section 5.10. Rules of Construction.     The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

        Section 5.11. Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 5.12. Specific Performance.     The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an

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injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

        Section 5.13. Shareholder Capacity.     Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Shareholder are made solely with respect to the Shareholder and the Covered Shares. The Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares, and nothing herein shall limit or affect any actions taken by the Shareholder solely in his capacity as a director or officer of HiSoft (or a Subsidiary of HiSoft), including participating in his capacity as a director or officer of HiSoft in any discussions or negotiations with VanceInfo. Nothing contained herein, and no action taken by the Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect HiSoft's rights in connection with the Merger Agreement.

        Section 5.14. No Ownership Interest.     Nothing contained in this Agreement shall be deemed to vest in VanceInfo any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholder, and VanceInfo shall have no authority to direct the Shareholder in the voting or disposition of any of the Covered Shares, in each case, except to the extent expressly provided herein.

        Section 5.15. Costs and Expenses.     All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

        Section 5.16. Counterparts; Effectiveness.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if the Shareholder fails for any reason to execute, or perform his obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

        Section 5.17. No Agreement Until Executed.     This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the VanceInfo Board has adopted and approved the Merger, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

        [Signature page follows]

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        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on the day and year first above written.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Chief Executive Officer

[Signature Page to the Voting Agreement]

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Tiak Koon Loh
/s/ TIAK KOON LOH

[Signature Page to the Voting Agreement]

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Exhibit A

JOINDER AGREEMENT

        This Joinder Agreement ("Joinder Agreement") is executed by the undersigned (the "Transferee") pursuant to the terms of that certain Voting Agreement dated as of August 10, 2012 (the "Agreement") by and among VanceInfo Technologies Inc. and Tiak Koon Loh. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

        By the execution of this Joinder Agreement, the Transferee agrees as follows:

        (a)   Acknowledgment.    Transferee acknowledges that Transferee is acquiring certain Covered Shares subject to the terms and conditions of the Agreement.

        (b)   Agreement.    Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Shareholder thereunder.

        (c)   Notice.    Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee's signature below.

EXECUTED AND DATED this day of .
TRANSFEREE:
By:
Name and Title
Address:

Fax:

Accepted and Agreed: VANCEINFO TECHNOLOGIES INC.
By:

Title:

B-2-Ex-A-1

SCHEDULE A

Existing Shares

Type of Shares	Number of Shares
Common Shares, par value $0.0001 per share.	2,044,118
HiSoft Options
Number of Options
9,302,500 vested 3,247,500 unvested
HiSoft Restricted Stock Awards
Number of Awards
8,049,077 vested 7,532,133 unvested
HiSoft American Depositary Shares
Number of ADSs
14,000

B-2-Sch-A-1

Appendix B-3
Execution Version

VOTING AGREEMENT

by and among

VANCEINFO TECHNOLOGIES INC.,

GRANITE GLOBAL VENTURES (Q.P.) L.P.,

GRANITE GLOBAL VENTURES L.P.,

GRANITE GLOBAL VENTURES II L.P.,

AND

GGV II ENTREPRENEURS FUND L.P.

Dated as of August 10, 2012

B-3-ii

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of August 10, 2012 (this "Agreement"), by and among VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("VanceInfo"), Granite Global Ventures (Q.P.) L.P., a limited partnership formed under the laws of Delaware, Granite Global Ventures L.P., a limited partnership formed under the laws of Delaware, Granite Global Ventures II L.P., a limited partnership formed under the laws of Delaware and GGV II Entrepreneurs Fund L.P., a limited partnership formed under the laws of Delaware (collectively, the "Shareholders" and, individually, a "Shareholder").

        WHEREAS, concurrently with the execution of this Agreement, VanceInfo, HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the "Merger Agreement"), pursuant to which, among other things, upon the terms and subject to the conditions of therein and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into VanceInfo with VanceInfo surviving the merger as a wholly-owned Subsidiary of HiSoft (the "Merger");

        WHEREAS, as of the date of this Agreement, the Shareholders are the Beneficial Owners of the Existing Shares (as defined below); and

        WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of VanceInfo to enter into the Merger Agreement, VanceInfo has required that the Shareholders agree, and the Shareholders have agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

        Section 1.1.    Defined Terms.     The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

          (a)   "Additional Shares" means HiSoft Shares, HiSoft ADSs or other voting share capital of HiSoft with respect to which any Shareholder acquires Beneficial Ownership after the date of this Agreement (including any HiSoft Shares issued upon the exercise of any HiSoft Options or HiSoft Restricted Stock Awards or the conversion, exercise or exchange of any other securities into or for any HiSoft Shares or HiSoft ADSs or otherwise).

          (b)   "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are controlled by such Person and any other Persons with whom such Person would constitute a "group" within the meaning of

B-3-1

  Section 13(d) of the Exchange Act. The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

          (c)   "Business Day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

          (d)   "Covered Shares" means, with respect to any Shareholder, all of the Existing Shares and any Additional Shares, in each case, Beneficially Owned by such Shareholder as of the applicable Voting Date.

          (e)   "Existing Shares" means 64,438,363 HiSoft Shares and 499,082 HiSoft ADSs Beneficially Owned by the Shareholders as of the date hereof.

          (f)    "Transfer" means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

        Section 2.1.    Agreement to Vote.

          (a)   During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the "Term"), each Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of HiSoft and at any other meeting of the shareholders of HiSoft, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of HiSoft and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of HiSoft is sought (the date of any such vote, consent or approval, a "Voting Date"), such Shareholder shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

            (i)    appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with the procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent, and respond to each request by HiSoft for written consent, if any; and

            (ii)   vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (1) in favor of the approval and authorization of, the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the HiSoft Shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of HiSoft contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of such Shareholder contained in this Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares

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    of HiSoft (including any amendments to the memorandum and articles of association of HiSoft, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not (i) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or (ii) have a disproportionate adverse effect on VanceInfo shareholders relative to current holders of HiSoft Shares), (4) against any Acquisition Proposal, and (5) against any change in the composition of the board of directors of HiSoft (other than such changes contemplated by the Merger Agreement).

          (b)   During the Term, each Shareholder shall retain at all times the right to vote or consent with respect to its Covered Shares in such Shareholder's sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a), that are at any time or from time to time presented for consideration to the shareholders of HiSoft generally; provided that nothing herein shall restrict of be deemed to restrict any Shareholder from Transferring any Existing Shares or Additional Shares.

          (c)   During the Term, the obligation of each Shareholder set forth in this Section 2.1 shall apply whether or not either HiSoft or VanceInfo breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1.    Representations and Warranties of the Shareholders.     Each Shareholder hereby severally and not jointly represents and warrants to HiSoft, as follows:

          (a)   Capacity; Authorization; Validity of Agreement; Necessary Action. Such Shareholder (i) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction in which such Shareholder is organized or formed (in the case of good standing, to the extent the concept is recognized by such jurisdiction). Such Shareholder has the legal capacity and authority (including corporate, limited partnership, trust or other organizational power, as applicable) to execute and deliver this Agreement and perform such Shareholder's obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of VanceInfo, constitutes a legal, valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

          (b)   Ownership. Except as otherwise indicated on Schedule A hereto, as of the date of this Agreement, such Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares listed across from its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent such Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of HiSoft and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), such Shareholder's Existing Shares listed across from its name in Schedule A hereto constitute all of the HiSoft Shares and HiSoft ADSs (and any other options or other securities convertible, exercisable or exchangeable into or for any HiSoft Shares or HiSoft ADSs ("Options")) Beneficially Owned or owned of record by such Shareholder. Such Shareholder has granted any proxy inconsistent with this Agreement that is still effective or has not entered into any voting or similar agreement, in each case with respect to any of such Shareholder's Existing

B-3-3

  Shares. As of the date of this Agreement, each Shareholder, owns the HiSoft Options and HiSoft Restricted Stock Awards listed across from its name in Schedule A hereto.

          (c)   Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be materially adverse to the ability of such Shareholder to timely perform any of its obligations hereunder in any material respect, (i) no filing or notice by such Shareholder with or to any Governmental Entity, and no authorization, consent, permit or approval from any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement by such Shareholder or the performance by such Shareholder of such Shareholder's obligations herein, (ii) the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon its assets or properties under, any provision of (A) any contract, agreement or other instrument to which such Shareholder is party or by which any of its assets or properties is bound, (B) any charter or organizational documents of such Shareholder or (C) any judgment, order, injunction, decree or Law applicable to such Shareholder or its assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Entity.

          (d)   No Inconsistent Agreements. Except for this Agreement, such Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Existing Shares (other than any such agreement that may be entered into after the date of this Agreement pursuant to a proposed Transfer of any Existing Shares), (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Existing Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing in any material respect any of its obligations under this Agreement. Such Shareholder understands and acknowledges that VanceInfo is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants and other agreements of such Shareholder contained herein.

          (e)   No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of such Shareholder threatened against such Shareholder that could reasonably be expected to impair the ability of such Shareholder to timely perform in all material respects its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        Section 3.2.    Representations and Warranties of VanceInfo.     VanceInfo represents and warrants to the Shareholders that VanceInfo has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by VanceInfo of this Agreement, the performance by VanceInfo of its obligations hereunder and the consummation by VanceInfo of the transactions contemplated by this Agreement have been duly and validly authorized by VanceInfo and no other actions or proceedings on the part of VanceInfo are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by VanceInfo and, assuming this Agreement constitutes a valid and binding obligation of the Shareholders, constitutes a legal, valid and binding agreement of VanceInfo enforceable against VanceInfo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

B-3-4

 ARTICLE IV

OTHER COVENANTS

        Section 4.1.    Additional Shares.     Each Shareholder agrees to notify VanceInfo of the number of Additional Shares acquired by such Shareholder after the date hereof within five (5) Business Days of such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

        Section 4.2.    Share Dividends, etc.     In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of HiSoft ADS to HiSoft Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for HiSoft Shares) is declared, in each case affecting the Covered Shares, the term "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of HiSoft into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

        Section 4.3.    No Solicitation.     Subject to Section 5.13 hereof, each Shareholder covenants and agrees with Parent that, during the term of this Agreement, such Shareholder shall not and shall use reasonable best efforts to cause any of its Representatives not to, directly or indirectly, take any action that HiSoft is otherwise prohibited from taking under Section 6.2(a) of the Merger Agreement.

        Section 4.4.    No Inconsistent Agreements.     Except for this Agreement, no Shareholder shall (a) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (b) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a)) or (c) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholders set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying or preventing such Shareholder from performing in any material respect any of its obligations under this Agreement; provided that nothing herein shall restrict of be deemed to restrict any Shareholder from Transferring any Existing Shares or Additional Shares.

        Section 4.5.    Documentation and Information.     Each Shareholder (i) consents to and authorizes the publication and disclosure by VanceInfo of such Shareholder's identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, the Joint Proxy Statements/Prospectus relating to the Merger, and (ii) agrees promptly to give to VanceInfo any information VanceInfo may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. Each Shareholder shall promptly notify VanceInfo of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of each of VanceInfo and HiSoft, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity of competent jurisdiction.

        Section 4.6.    Further Assurances.     From time to time, at VanceInfo's request and without further consideration, each Shareholder, solely in its capacity as a shareholder of HiSoft, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may

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be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

        Section 5.1.    Interpretation.     Unless the express context otherwise requires:

          (a)   The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement (other than the Merger Agreement), instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be "written" for purposes of this Agreement.

          (b)   the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

          (c)   with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 5.2.    Termination.     This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, (iii) the effective date of any amendment to, or waiver of, any material terms or conditions contained in the Merger Agreement (including any change in the amount or form of the Per Share Merger Consideration or Per ADS Merger Consideration, a change in the Termination Date or a change to, waiver of or inclusion of any additional conditions to closing in Article VII of the Merger Agreement, or (iv) at any time upon the written agreement of VanceInfo and each of the Shareholders. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

        Section 5.3.    Governing Law and Venue.

          (a)   This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a "Proceeding") (whether sounding in contract, tort, equity or otherwise) arising out of or relating to

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  this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent such party may legally and effectively do so, any objection which such party may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party's address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 5.3 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY OR PROCEEDING INVOLVING ANY VANCEINFO RELATED PARTY UNDER THIS AGREEMENT. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

        Section 5.4.    Notices.     All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving party, or on the next Business Day if sent after 5 p.m. local time of the receiving party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one Business Day by dispatch pursuant to one of the other methods described herein), in each case, at the addresses, facsimile numbers or email

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addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice) set forth below:

    If to VanceInfo Technologies Inc. to:

    VanceInfo Technologies Inc.
    3/F Building 8, Zhongguancun Software Park, Haidian District
    Beijing 100193, People's Republic of China
    Attention: Sidney Xuande Huang
    Facsimile: + (86)10-8282-5058
    Email: ir@vanceinfo.com

    with copies (which shall not constitute notice) to:

    Orrick, Herrington & Sutcliffe LLP
    47/F Park Place
    1601 Nanjing Road West
    Shanghai, 200040
    People's Republic of China
    Attention: Jeffrey Sun, Esq.
    Facsimile: +86 21 6109 7022
    Email: jeffrey.sun@orrick.com

    and

    Orrick, Herrington & Sutcliffe LLP
    The Orrick Building
    405 Howard Street
    San Francisco, CA 94105
    USA
    Attention: Richard V. Smith, Esq.
    Facsimile: +1-415-773-5759
    Email: rsmith@orrick.com

    If to any Shareholder:

    GGV Capital
    2494 Sand Hill Road, Suite 100
    Menlo Park, California 94025
    USA
    Attention: Jenny Lee

        Section 5.5.    Amendment.     This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by VanceInfo and each of the Shareholders.

        Section 5.6.    Extension; Waiver.     At any time before the termination of this Agreement, VanceInfo, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of such party's rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

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        Section 5.7.    Entire Agreement.     This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Shareholders or any of their respective Affiliates, on the one hand, and HiSoft or any of its Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

        Section 5.8.    No Third-Party Beneficiaries.     This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by VanceInfo and the Shareholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than VanceInfo and the Shareholders) any legal or equitable right, benefit or remedy of any nature whatsoever.

        Section 5.9.    Severability.     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        Section 5.10.    Rules of Construction.     The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

        Section 5.11.    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 5.12.    Specific Performance.     The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that such party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

        Section 5.13.    Shareholder's Capacity.     Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Shareholders are made solely with respect to the Shareholders and the Covered Shares. Each Shareholder is entering into this Agreement solely in such Shareholder's capacity as the Beneficial Owner of such Covered Shares. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint

B-3-9

venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect HiSoft's rights in connection with the Merger Agreement.

        Section 5.14.    Several but not Joint Liability.     Each Shareholder hereby agrees that such Shareholder shall be severally but not jointly liable with respect to the representations, warranties, covenants and agreements of such Shareholder pursuant to this Agreement.

        Section 5.15.    No Ownership Interest.     Nothing contained in this Agreement shall be deemed to vest in VanceInfo any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and VanceInfo shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, in each case, except provided herein.

        Section 5.16.    Costs and Expenses.     All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

        Section 5.17.    Counterparts; Effectiveness.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Shareholders fails for any reason to execute, or perform such Shareholder's obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

        Section 5.18.    No Agreement Until Executed.     This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

[Signature page follows]

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        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on the day and year first above written.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ CHRIS SHUNING CHEN Name: Chris Shuning Chen Title: Chief Executive Officer

[Signature Page to the Voting Agreement]

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GRANITE GLOBAL VENTURES L.P.
By	Granite Global Ventures L.L.C., its General Partner
/s/ HANY NADA Hany Nada Managing Director
GRANITE GLOBAL VENTURES (Q.P.) L.P.
By	Granite Global Ventures L.L.C., its General Partner
/s/ HANY NADA Hany Nada Managing Director
GRANITE GLOBAL VENTURES II L.P.
By	Granite Global Ventures II L.L.C., its General Partner
/s/ HANY NADA Hany Nada Managing Director
GGV II ENTREPRENEURS FUND L.P.
By	Granite Global Ventures II L.L.C., its General Partner
/s/ HANY NADA Hany Nada Managing Director

[Signature Page to the Voting Agreement]

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SCHEDULE A

Existing Shares

Shareholder	Type of Shares	Number of Shares
Granite Global Ventures (Q.P.) L.P.	Common shares of HiSoft, par value $0.0001 per share	33,518,608
Granite Global Ventures L.P.	Common shares of HiSoft, par value $0.0001 per share	572,713
Granite Global Ventures II L.P.	Common shares of HiSoft, par value $0.0001 per share	29,724,934
GGV II Entrepreneurs Fund L.P.	Common shares of HiSoft, par value $0.0001 per share	622,108

HiSoft ADSs

Shareholder	Number of ADSs
Granite Global Ventures (Q.P.) L.P.	0
Granite Global Ventures L.P.	0
Granite Global Ventures II L.P.	488,843
GGV II Entrepreneurs Fund L.P.	10,239

HiSoft Options

Optionholder	Number of Options
Granite Global Ventures (Q.P.) L.P.	43,073
Granite Global Ventures L.P.	741
Granite Global Ventures II L.P.	50,141
GGV II Entrepreneurs Fund L.P.	1,045

HiSoft Restricted Stock Awards

Shareholder	Number of Restricted Stock Awards
Granite Global Ventures (Q.P.) L.P.	21,546
Granite Global Ventures L.P.	361
Granite Global Ventures II L.P.	25,061
GGV II Entrepreneurs Fund L.P.	532

B-3-Sch-A-1

Appendix C

        LAZARD

LAZARD ASIA (HONG KONG) LIMITED 25TH FLOOR HENLEY BUILDING, 5 QUEEN'S ROAD CENTRAL, HONG KONG

SWITCHBOARD	+852 2522 8187
FAX	+852 2522 8581
August 10, 2012

The Board of Directors
HiSoft Technology International Limited
33 Lixian Street
Qixianling Industrial Base
Hi-Tech Zone, Dalian 116023
People's Republic of China

Dear Members of the Board:

        We understand that HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Hydrogen"), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Hydrogen ("Merger Sub") and VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Vanadium") propose to enter into an Agreement and Plan of Merger, dated as of August 10, 2012 (the "Agreement"), pursuant to which Hydrogen will acquire Vanadium (the "Transaction"). Pursuant to the Agreement, (i) other than pursuant to (ii) hereof, subject to the consummation of the Share Consolidation (as defined below), each ordinary share, par value US$0.001 per share, of Vanadium (the "Vanadium Shares"), other than the Excluded Shares (as defined below), shall be cancelled in exchange for the right to receive one (the "Share Exchange Ratio") validly issued, fully paid, non-assessable common share of Hydrogen, par value US$0.0001 per share as of the date of the Agreement and par value US$0.00139482 per share immediately prior to the effective time of the Transaction (the "Hydrogen Shares"), and (ii) subject to the consummation of the Share Consolidation and the ADS Adjustment (each as defined below), each American depositary share of Vanadium, each of which represents one Vanadium Share (the "Vanadium ADSs"), shall be cancelled in exchange for the right of the holder of the relevant Vanadium ADS, at the direction of the JPMorgan Chase Bank, N.A., as depositary for the Vanadium ADSs (the "Vanadium Depositary"), to receive one (the "ADS Exchange Ratio") American depositary share of Hydrogen, each of which represents 19 Hydrogen Shares as of the date of the Agreement and will represent one Hydrogen Share immediately prior to the effective time of the Transaction (the "Hydrogen ADSs"). The "Excluded Shares" means each Vanadium Share and each Vanadium ADS issued and outstanding immediately prior to the effective time of the Transaction that are (x) issued to the Vanadium Depositary and reserved for future grants under the

NEW YORK    LONDON    PARIS    MILAN    AMSTERDAM    ATLANTA    BEIJING    BORDEAUX    BOSTON     BRISBANE    BUENOS AIRES**    CHARLOTTE

CHICAGO    DUBAI    FRANKFURT    HAMBURG    HONG KONG    HOUSTON    LOS ANGELES    LYON    MADRID    MELBOURNE    MINNEAPOLIS

MONTREAL    MUMBAI

SAN DIEGO    SAN FRANCISCO    SAO PAULO**    SEOUL    SINGAPORE    STOCKHOLM    SYDNEY    TOKYO    TORONTO

WASHINGTON, D.C.    ZURICH    BRUXELLES

Vanadium Stock Plan, dated as of November 3, 2005, as amended, and the Vanadium Share Incentive Plan, dated as of July 30, 2007, as amended, (y) repurchased and held by Vanadium in treasury either in the form of Vanadium Shares or Vanadium ADSs, or (z) owned by Merger Sub or any direct or indirect subsidiary of Merger Sub or Vanadium. The "Share Consolidation" means the consolidation of the share capital of Hydrogen, following which every 13.9482 issued and unissued shares of par value $0.0001 each in the share capital of Hydrogen would be consolidated into one common share of par value $0.00139482 each in the share capital of Hydrogen (with any fractional shares being rounded up to the nearest whole number of shares). The "ADS Adjustment" means Hydrogen taking any and all steps necessary, including amending the depositary agreement dated as of June 29, 2010 entered into among Hydrogen, Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of Hydgrogen ADSs (the "Hydrogen Deposit Agreement") or the form of American Depositary Receipt attached to the Hydgrogen Deposit Agreement, to reduce the number of Hydrogen Shares represented by each Hydrogen ADS from 19 to one. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Hydrogen of the Share Exchange Ratio and the ADS Exchange Ratio provided for in the Transaction.

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of the Agreement;

  (ii)
  Reviewed certain publicly available historical business and financial information relating to Hydrogen and Vanadium;

  (iii)
  Reviewed various financial forecasts and other data provided to us by Hydrogen relating to the business of Hydrogen and various financial forecasts and other data provided to us by Vanadium relating to the business of Vanadium;

  (iv)
  Held discussions with members of the senior managements of Hydrogen and Vanadium with respect to the businesses and prospects of Hydrogen and Vanadium, respectively, and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Hydrogen and Vanadium to be realized from the Transaction;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Hydrogen and Vanadium, respectively;

  (vi)
  Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of Hydrogen and Vanadium, respectively;

  (vii)
  Reviewed historical stock prices and trading volumes of Hydrogen ADSs and Vanadium ADSs;

  (viii)
  Reviewed the potential pro forma financial impact of the Transaction on Hydrogen based on the financial forecasts referred to above relating to Hydrogen and Vanadium; and

  (ix)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Hydrogen or Vanadium or concerning the solvency or fair value of Hydrogen or Vanadium, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Hydrogen and Vanadium to be realized from the Transaction, we have assumed, with the consent of Hydrogen, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Hydrogen and Vanadium, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of Hydrogen, that such financial forecasts and projected synergies and other benefits will be realized substantially in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which the Hydrogen ADSs or Vanadium ADSs may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Hydrogen, nor were we requested to consider, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Hydrogen might engage or the merits of the underlying decision by Hydrogen to engage in the Transaction.

        In rendering our opinion, we have assumed, with the consent of Hydrogen, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Hydrogen, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction and the consummation of the Share Consolidation and the ADS Adjustment will not have an adverse effect on Hydrogen, Vanadium or the Transaction. We further have assumed, with the consent of Hydrogen, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

        We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Hydrogen obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Share Exchange Ratio and the ADS Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction (including the form or structure of the Share Consolidation and the ADS Adjustment) or any agreements or arrangements (including, without limitation, any voting agreements) entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Share Exchange Ratio and the ADS Exchange Ratio or otherwise.

        Lazard Asia (Hong Kong) Limited ("Lazard") is acting as financial advisor to Hydrogen in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard and its affiliates) and their respective affiliates may actively trade securities of Hydrogen and Vanadium for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Hydrogen, Vanadium and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

        Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Hydrogen (in its capacity as such) and our opinion is rendered to the Board of Directors of Hydrogen in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Exchange Ratio and the ADS Exchange Ratio provided for in the Transaction are fair, from a financial point of view, to Hydrogen.

Very truly yours,
LAZARD ASIA (HONG KONG) LIMITED
By	/s/ PETER KUO
Peter Kuo Managing Director

Appendix D

Confidential

August 10, 2012

The Board of Directors
VanceInfo Technologies Inc.
3rd Floor, Building 8
Zhongguancun Software Park, Haidian District
Beijing, 100193, P.R. China

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, (i) to the holders of ordinary shares, par value $0.001 per share ("VanceInfo Shares"), of VanceInfo Technologies Inc. ("VanceInfo") of the Share Exchange Ratio (defined below), and (ii) to the holders of American Depositary Shares of VanceInfo, each of which represents one VanceInfo Share ("VanceInfo ADSs"), of the ADS Exchange Ratio (defined below), each as set forth in the Agreement and Plan of Merger, dated as of August 10, 2012 (the "Merger Agreement"), among HiSoft Technology International Limited ("HiSoft"), VanceInfo and Chemistry Merger Sub Inc., a wholly owned subsidiary of HiSoft. As more fully described in the Merger Agreement, (i) Chemistry Merger Sub Inc. will be merged with and into VanceInfo (the "Merger"), (ii) subject to the consummation of the Share Consolidation described below, each outstanding VanceInfo Share will be converted into the right to receive one (the "Share Exchange Ratio") common share of HiSoft, par value US$0.0001 per share ("HiSoft Shares") and (iii) each outstanding VanceInfo ADSs will be converted into the right to receive one (the "ADS Exchange Ratio") American Depositary Share of HiSoft, each of which, following the ADS Amendment described below, will represent one HiSoft Share ("HiSoft ADSs"). We understand that, in connection with the Merger and substantially contemporaneous therewith but immediately prior thereto, (i) HiSoft will undertake a share consolidation (the "Share Consolidation") and every 13.9482 issued and unissued HiSoft Shares would be consolidated into one HiSoft Share and (ii) HiSoft will amend the Deposit Agreement relating to the HiSoft ADSs and take all other steps necessary or appropriate to reduce the number of HiSoft Shares represented by each HiSoft ADS from 19 to one (the "ADS Amendment").

        In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of VanceInfo and certain senior officers and other representatives and advisors of HiSoft concerning the businesses, operations and prospects of VanceInfo and HiSoft. We examined certain publicly available business and financial information relating to VanceInfo and HiSoft as well as certain financial forecasts and other information and data relating to VanceInfo and HiSoft which were provided to or discussed with us by the respective managements of VanceInfo and HiSoft, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of VanceInfo and HiSoft to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of VanceInfo ADSs and HiSoft ADSs; the historical and projected earnings and other operating data of VanceInfo and HiSoft; and the capitalization and financial condition of VanceInfo and HiSoft. We considered, to the extent publicly available, certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of VanceInfo and HiSoft. We also evaluated certain potential pro forma financial effects of the Merger on HiSoft. In connection with our engagement and at the direction of VanceInfo, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in possible strategic transactions with, in some cases including the possible acquisition of all or a part of,

VanceInfo. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of VanceInfo and HiSoft that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to VanceInfo and HiSoft provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of VanceInfo and HiSoft that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of VanceInfo and HiSoft as to the future financial performance of VanceInfo and HiSoft, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

        We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement (including, in this respect, that each of the Share Consolidation and the ADS Amendment will have been consummated on the terms described in the Merger Agreement) and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on VanceInfo, HiSoft or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes.

        Our opinion, as set forth herein, relates to the relative values of VanceInfo and HiSoft. We are not expressing any opinion as to what the value of the HiSoft Shares or HiSoft ADSs actually will be when issued pursuant to the Merger or the price at which the HiSoft ADSs will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of VanceInfo or HiSoft nor have we made any physical inspection of the properties or assets of VanceInfo or HiSoft. Our opinion does not address the underlying business decision of VanceInfo to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for VanceInfo or the effect of any other transaction in which VanceInfo might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Share Exchange Ratio or the ADS Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to VanceInfo in connection with the proposed Merger and will receive a fee for such services, one-half of which is contingent upon the consummation of the Merger. We will receive the other half of our fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to VanceInfo and HiSoft unrelated to the proposed Merger, for which services we and such affiliates have received compensation, including, without limitation, having acted as sole bookrunner in connection with the offering of an additional 2.53 million VanceInfo ADSs with an aggregate value of $92.0 million in November 2010; having served as broker for VanceInfo in connection with its repurchase of 2.4 million VanceInfo ADSs during 2011; having acted as joint bookrunner in connection with the initial public offering of 7.4 million HiSoft ADSs with an aggregate value of $74.0 million in July 2010; and having acted as joint bookrunner in connection with the offering of an additional 5.75 million HiSoft ADSs with an aggregate value of $149.5 million in December 2010. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of VanceInfo and HiSoft for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with VanceInfo, HiSoft and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of VanceInfo in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Share Exchange Ratio is fair, from a financial point of view, to the holders of VanceInfo Shares and the ADS Exchange Ratio is fair, from a financial point of view, to the holders of VanceInfo ADSs.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.